    As filed with the Securities and Exchange Commission on November 7, 2000
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------
                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------
                          CAREER EDUCATION CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)
                               ----------------
         Delaware                     8200                  36-3932190
                          (Primary Standard Industrial   (I.R.S. Employer
(State or jurisdiction of Classification Code Number)   Identification No.)
     incorporation or
      organization)            ----------------
                      2895 Greenspoint Parkway, Suite 600
                        Hoffman Estates, Illinois 60195
                                 (847) 781-3600
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                               ----------------
                                 John M. Larson
                Chairman, President and Chief Executive Officer
                          Career Education Corporation
                      2895 Greenspoint Parkway, Suite 600
                 Hoffman Estates, Illinois 60195/(847) 781-3600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ----------------
                                   Copies to:
        Lawrence D. Levin, Esq.                Arthur Jay Schwartz, Esq.
         David J. Kaufman, Esq.                  Marlon F. Starr, Esq.
          Katten Muchin Zavis                Smith Gambrell & Russell, LLP
        525 West Monroe Street,                 Suite 3100, Promenade II
               Suite 1600                     1230 Peachtree Street, N.E.
        Chicago, Illinois 60661                  Atlanta Georgia 30309
             (312) 902-5200                          (404) 815-3500
                               ----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable following the effective date of this Registration Statement.

   If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                     Proposed       Proposed
                                       Amount        maximum        maximum       Amount of
     Title of each class of            to be      offering price   aggregate     registration
   securities to be registered       registered      per unit    offering price      fee
---------------------------------------------------------------------------------------------
Common Stock, $.01 par value....    1,216,000(1)    $35.27(2)    $42,894,000(2)    $11,324
---------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Includes 16,000 shares to cover EduTrek stock options which may be exercised before the closing of the merger.
(2) Pursuant to Rules 457(f)(1), 457(f)(3) and 457(c) under the Securities Act of 1933 and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the average of the high and low prices of CEC common stock as reported on the Nasdaq National Market on November 2, 2000 times the number of CEC shares registered hereby, plus $2.5 million (the cash portion of the merger consideration).
                               ----------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROXY STATEMENT                                                  PROSPECTUS

Dear Fellow EduTrek Shareholder:

   You are cordially invited to attend a special meeting of the shareholders of EduTrek International, Inc. to be held at the Company's offices at 6600
Peachtree-Dunwoody Road, Embassy Row 500, Atlanta, Georgia on       , 2000 at
   a.m., local time. At this special meeting, you will be asked to consider and vote upon an Agreement and Plan of Merger, dated October 24, 2000, between EduTrek, Career Education Corporation and EI Acquisition, Inc., a wholly-owned subsidiary of CEC. If the merger is completed, you will receive 0.0901 shares of CEC common stock and $0.1877 in cash for each share of EduTrek class A common stock or class B common stock you own.

   CEC's shares are traded on The Nasdaq National Market under the symbol
"CECO." As of       , 2000, CEC's stock price was $   .

   The merger cannot be completed unless EduTrek's shareholders adopt the merger agreement. We have scheduled a special meeting of EduTrek shareholders
to vote on the merger agreement. If you were a shareholder of record on       ,
2000, you may vote at the meeting. Whether or not you plan to attend, please take the time to vote by completing and mailing the enclosed proxy card to us.

   This proxy statement/prospectus provides you with detailed information about the merger. This document also serves as the prospectus of CEC for any CEC common stock that will be issued to you in the merger. We encourage you to read this entire document carefully.

   The board of directors of EduTrek believes that the merger is in the best interests of EduTrek's shareholders. The board strongly supports the merger with CEC and recommends that you vote in favor of the proposal to adopt the merger agreement.

                                          Sincerely yours,


                                          R. Steven Bostic
                                          Chairman of the Board and Chief
                                           Executive Officer
                                          EduTrek International, Inc.

   Please see the section entitled "Risk Factors" beginning on page 18 for a discussion of potential risks involved in the merger, and in owning CEC common stock.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE CEC COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED THAT THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   Proxy statement/prospectus dated       , 2000, and first mailed to
shareholders on or about       , 2000.

                          EDUTREK INTERNATIONAL, INC.

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                             To Be Held      , 2000

              To the Shareholders of EDUTREK INTERNATIONAL, INC.:

   A special meeting of the shareholders of EduTrek International, Inc. will be held at the Company's offices at 6600 Peachtree-Dunwoody Road, Embassy Row 500,
Atlanta, Georgia, on       , 2000 at    a.m., local time, for the following
purposes:

     1. To consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of October 24, 2000, between EduTrek International, Inc., Career Education Corporation and EI Acquisition, Inc., a wholly-owned subsidiary of CEC, under which EI Acquisition will merge with and into EduTrek, with EduTrek as the surviving corporation and a wholly-owned subsidiary of CEC. A copy of the merger agreement is attached to the proxy statement/prospectus as Annex A.

     2. To act on any other matters that may properly come before the special meeting and any adjournment or postponement of the special meeting.

   The board of directors of EduTrek unanimously recommends that EduTrek shareholders vote for the adoption of the merger agreement.

   Shareholders of record at the close of business on       , 2000 are entitled
to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting. A list of these shareholders will be available at the special meeting and will also be available for inspection by shareholders of record during normal business hours at our corporate headquarters for 10 days prior to the special meeting.

   Adoption of the merger agreement by EduTrek shareholders is a condition of the merger. We will not complete the merger unless the merger agreement is adopted by our shareholders.

   All shareholders are cordially invited to attend the special meeting. It is important that your shares be represented at the special meeting, whether or not you plan to attend in person. Accordingly, please complete, sign, date and return the enclosed proxy card in the enclosed envelope, which requires no postage if mailed in the United States. You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus at any time before the proxy has been voted at the special meeting. Failure to return a properly executed proxy card or to vote at the special meeting will have the same effect as a vote against the adoption of the merger agreement.

                                          By order of the Board of Directors,

                                          David J. Horn
                                          Chief Financial Officer and
                                           Corporate Secretary

Atlanta, Georgia
      , 2000

                         VOTING YOUR PROXY IS IMPORTANT

    Prompt action in sending in your proxy will eliminate the expense of further solicitation. An envelope is provided for your use which requires no postage if mailed in the United States. You are receiving a proxy for each account in your household. Please vote, sign and mail all proxies you receive.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
QUESTIONS AND ANSWERS ABOUT THE MERGER....................................   1
WHO CAN HELP ANSWER YOUR QUESTIONS........................................   2
SUMMARY...................................................................   3
  The Companies...........................................................   3
  What You Will Receive in the Merger.....................................   3
  Recommendation of the Board.............................................   3
  Opinions of Financial Advisors..........................................   3
  Reasons for the Merger..................................................   4
  The Special Meeting.....................................................   4
  Voting Rights; Votes Required for Approval..............................   4
  Share Ownership of Management...........................................   4
  Interests of Directors and Officers in the Merger.......................   5
  Dissenters' Rights......................................................   5
  United States Federal Income Tax Considerations.........................   5
  Dividends...............................................................   6
  Accounting Treatment....................................................   6
  Comparison of Shareholder Rights........................................   6
  Conditions to the Completion of the Merger..............................   6
  Regulatory and Accrediting Approvals....................................   7
  Termination of the Merger...............................................   7
  Termination Fees........................................................   8
  EduTrek Stock Options...................................................   9
  Management of the Surviving Company.....................................   9
  Comparative Market Prices...............................................  10
  Selected Historical Consolidated Financial Data of CEC..................  11
  Selected Historical Consolidated Financial Data of Edutrek..............  12
  Selected Unaudited Pro Forma Condensed Combined Financial Data of CEC
   and Edutrek............................................................  14
  Historical and Pro Forma Per Share Data.................................  17
RISK FACTORS..............................................................  18
FORWARD-LOOKING STATEMENTS................................................  28
THE MERGER................................................................  29
  Background of the Merger................................................  29
  Reasons for the Merger..................................................  33
  Opinion of Financial Advisor to EduTrek.................................  35
  Opinion of Financial Advisor to CEC.....................................  40
  Accounting Treatment....................................................  44
  Material Federal Income Tax Consequences................................  44
  Regulatory Matters......................................................  46
  Dissenters' Rights......................................................  46
  Federal Securities Laws Consequences....................................  48
MATERIAL PROVISIONS OF THE MERGER AGREEMENT...............................  50
  Structure of Merger.....................................................  50
  The Merger Consideration................................................  50
  Closing; Effective Time.................................................  50
  Directors and Officers of EduTrek after the Merger......................  50
  Representations and Warranties..........................................  51
  Covenants...............................................................  52
  Additional Agreements...................................................  55

                                                                          Page
                                                                          ----
  Conditions to the Merger...............................................  56
  Termination, Fees, Amendment and Waiver................................  59
MATERIAL PROVISIONS OF THE VOTING AGREEMENT..............................  61
THE SPECIAL MEETING......................................................  62
  Time and Place of the Special Meeting..................................  62
  Purpose of the Special Meeting.........................................  62
  Record Date............................................................  62
  Required Vote..........................................................  62
  Proxies; Voting and Revocation.........................................  63
  Solicitation of Proxies................................................  63
INFORMATION ABOUT CEC....................................................  63
INFORMATION ABOUT EDUTREK................................................  64
EDUTREK MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS...................................................  81
EDUTREK PRINCIPAL SHAREHOLDERS...........................................  94
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION..............  96
INTERESTS OF CERTAIN PERSONS IN THE MERGER...............................  98
COMPARISON OF SHAREHOLDER RIGHTS.........................................  99
WHERE YOU CAN FIND MORE INFORMATION...................................... 106
EXPERTS.................................................................. 107
LEGAL MATTERS............................................................ 107
FUTURE SHAREHOLDER PROPOSALS............................................. 108
INDEX TO EDUTREK INTERNATIONAL, INC. CONSOLIDATED FINANCIAL STATEMENTS... F-1

LIST OF ANNEXES:

  Annex A Agreement and Plan of Merger
  Annex B Opinion of The Robinson-Humphrey Company, LLC
  Annex C Opinion of Credit Suisse First Boston Corporation
  Annex D Section 14-2-1301 through 14-2-1332 of the Georgia Business Corporation Code
  Annex E Form of Covenant Not to Compete Agreement for R. Steven Bostic
  Annex F Form of Tax Opinion of Smith Gambrell & Russell, LLP
  Annex G Voting Agreement

   This document incorporates important business and financial information about CEC that is not included in or delivered with this document. CEC will provide you with copies of this information, without charge, upon written or oral request to:

                          Career Education Corporation
                      2895 Greenspoint Parkway, Suite 600
                        Hoffman Estates, Illinois 60195
                         Attention: Investor Relations
                        Telephone Number: (847) 585-3899

   In order to receive timely delivery of the documents in advance of the
special meeting, you should make your request no later than      , 2000.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q1: Why is EduTrek agreeing to a merger with CEC?

A1: The EduTrek board of directors believes that the merger is for fair consideration and in the best interests of EduTrek and its shareholders. To review the reasons for the merger, see pages 4 and 33 to 35.

Q2: What will happen to my EduTrek stock in the merger?

A2: For each share of EduTrek class A common stock or class B common stock you own, you will receive 0.0901 shares of CEC common stock and $0.1877 in cash. CEC will not issue any fractional shares in the merger. Instead you will receive a cash payment equal to the market value of any fractional shares.

Q3: When will the merger take effect?

A3: We are working toward completing the merger as quickly as possible. In addition to your approval, we must also obtain regulatory approvals. The merger is expected to be completed in January 2001.

Q4: What should I do now in order to vote on the merger?

A4: After carefully reading and considering the information in this proxy statement/prospectus, you should mail your completed and signed proxy card to EduTrek in the enclosed postage paid envelope as soon as possible so that your shares will be represented at the special meeting.

Q5: Can I change my vote after I have mailed in a signed proxy card?

A5: Yes. You can change your vote in one of the following ways at any time before your proxy is voted at the special meeting. First, you can revoke your proxy by written notice. Second, you can submit a new, later dated proxy card. Third, you can attend the special meeting and vote in person. Finally, you may alter the instructions as to how your proxy is to be voted by giving notice of the alteration to the corporate secretary of EduTrek before the vote is taken.

Q6: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A6: No. Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you do not return your proxy or if your broker does not properly vote your shares, your shares will not be voted on the proposed merger, which will have the same effect as voting against the proposed merger.

Q7: What other matters will be voted on at the special meeting?

A7: Except for adoption of the merger agreement and to vote on a possible adjournment or postponement of the meeting, we do not expect to ask you to vote on any other matter at the special meeting.

Q8: Should I send in my share certificates now?

A8: No. You should not send in your EduTrek share certificates now. You will be sent written instructions after the merger is completed for sending in your EduTrek share certificates.

Q9: Do I have dissenters' appraisal rights?

A9: Yes. To review your dissenters' rights of appraisal under Georgia law, see pages 46 to 48.

Q10: What are the tax consequences of the merger?

A10: The exchange of shares by EduTrek shareholders is expected to be tax-free to EduTrek shareholders for United States federal income tax purposes; however, there may be federal income tax with respect to cash received. For more information, see pages 44 to 46.

                       WHO CAN HELP ANSWER YOUR QUESTIONS

 If you would like additional copies of this proxy statement/prospectus, or if you have questions about the merger, the special meeting, where to send your proxy or any other aspect of the merger or your vote, you should contact:

                          EduTrek International, Inc.
                 6600 Peachtree-Dunwoody Road, Embassy Row 500
                             Atlanta, Georgia 30328
                         Attention: Corporate Secretary
                        Telephone Number: (404) 965-8000

                                    SUMMARY

   This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should carefully read this entire document and the documents to which we have referred you. See "Where You Can Find More Information" on pages 106 to 107.

The Companies

   Career Education Corporation
   2895 Greenspoint Parkway, Suite 600
   Hoffman Estates, Illinois 60195
   (847) 585-3899

   CEC is a provider of private, for-profit, postsecondary education in North America, with approximately 29,000 students enrolled as of October 31, 2000. CEC operates 30 campuses located in 15 states and two Canadian provinces and had net revenue of $216.8 million and net income of $10.9 million in 1999.

   EduTrek International, Inc.
   6600 Peachtree-Dunwoody Road, Embassy Row 500
   Atlanta, Georgia 30328
   (404) 965-8000

   EduTrek is a provider of career-oriented, internationally focused higher education. EduTrek operates the American InterContinental University (AIU), an international postsecondary educational institution with campuses in Atlanta (Buckhead and Dunwoody), Fort Lauderdale, Los Angeles, Washington, D.C., London, England and Dubai, United Arab Emirates, serving approximately 4,500 students from the United States and over 100 other countries as of October 31, 2000. EduTrek had net revenues of $61.7 million and a net loss of $18.2 million in 1999.

What You Will Receive in the Merger

   As a result of the merger, each outstanding share of EduTrek class A common stock and class B common stock will convert into the right to receive 0.0901 shares of CEC common stock and $0.1877 in cash.

Recommendation of the Board

   The EduTrek board of directors has unanimously determined that the merger agreement is in the best interests of EduTrek and its shareholders. The EduTrek board of directors recommends that you vote "FOR" adoption of the merger agreement.

Opinions of Financial Advisors

   The Robinson-Humphrey Company, LLC, as financial advisor to the EduTrek board of directors, has delivered its written opinion to the EduTrek board of directors that, as of October 24, 2000 and based upon and subject to the various qualifications and assumptions described therein, the consideration to be received by EduTrek shareholders in the merger was fair from a financial point of view to the EduTrek shareholders. The full text of the opinion of Robinson-Humphrey is attached as Annex B to this proxy statement/prospectus. We encourage you to read the Robinson-Humphrey opinion carefully in its entirety. Robinson-Humphrey's opinion is directed to the EduTrek board of directors and does not constitute a recommendation to any shareholder as to how to vote in connection with the merger.

   Credit Suisse First Boston Corporation, as financial advisor to the CEC board of directors, has delivered its written opinion to the CEC board of directors that, as of October 23, 2000, the consideration to be paid by CEC in the merger was fair from a financial point of view to CEC. The full text of the opinion of Credit Suisse First Boston is attached as Annex C to this proxy statement/prospectus. We encourage you to read the Credit Suisse First Boston opinion carefully in its entirety.

Reasons for the Merger

   The merger allows EduTrek to advance its mission to serve the higher education needs of traditional students, working adults and international students. It also presents an opportunity for EduTrek shareholders to realize a significant premium over recent market prices for their shares. In addition, the merger allows the shareholders of EduTrek to benefit from owning part of a larger and financially stronger enterprise with greater geographic coverage in the United States while receiving some cash for their shares.

   From CEC's perspective, the merger furthers its strategy to invest in growth opportunities while creating operating efficiencies through economies of scale by acquiring schools that will benefit from the implementation of its business, operating and marketing strategy. The merger will also expand CEC's geographic presence to include new major markets in the United States, as well as extending its international reach beyond Canada to the United Kingdom and United Arab Emirates. CEC expects the merger to open new opportunities for it to offer a wider range of degree options to meet the needs of a broader student population and to enhance the competitive position of its business and CEC's overall strength in the private, postsecondary education market.

The Special Meeting

   The special meeting will be held at EduTrek's offices at 6600 Peachtree-Dunwoody Road, Embassy Row 500, Atlanta, Georgia, on , 2000 at a.m., local time. At the special meeting, shareholders will be asked to adopt the merger agreement.

Voting Rights; Votes Required for Approval

   You are entitled to vote at the special meeting if you owned EduTrek shares
as of the close of business on the record date of      , 2000. On the record
date, there were approximately     EduTrek class A common shares and 7,359,667
EduTrek class B common shares entitled to vote at the special meeting. Shareholders will have one vote at the special meeting for each EduTrek class A common share they owned on the record date and ten votes for each EduTrek class B common share they owned on the record date.

   The affirmative vote of at least a majority of the voting power of the outstanding EduTrek class A common shares and class B common shares, voting together as a single class, is required to adopt the merger agreement. R. Steven Bostic, the Chairman and Chief Executive Officer of EduTrek, and his affiliates, along with another significant shareholder, have agreed to vote in favor of the merger agreement and have given CEC a proxy to vote their shares in favor of the merger. Together, these shareholders have the right to cast approximately 93% of the votes at the special meeting.

Share Ownership of Management

   As of      , 2000, EduTrek directors and executive officers owned and were
entitled to vote     EduTrek class A common shares and 4,493,517 EduTrek class
B common shares (approximately % of the outstanding voting power). The directors and executive officers of EduTrek have expressed an intention to vote in favor of the merger agreement and have signed affiliate letters in which they agreed to vote shares owned by them in favor of the merger agreement.

Interests of Directors and Officers in the Merger

   When you consider the EduTrek board of directors recommendation that you vote in favor of the merger, you should be aware that a number of EduTrek directors and executive officers may have interests in the merger that may be different from, or in addition to, yours. These interests include:

  . Most of the directors of EduTrek who are recommending that you vote in favor of the merger are holders of stock options. Upon the closing of the merger, all unvested stock options will become vested, and the holders will be entitled to receive cash equal to the cash value of the per share merger consideration (excluding the cash portion of the merger consideration), based upon CEC's average stock price on the 20 trading days ending two trading days immediately prior to the closing of the merger, minus the exercise price of the option;

  . On August 31, 2000, EduTrek's board of directors approved a cash award to each of its outside directors, which will become payable upon consummation of the merger, in an amount equal to the value of options to purchase 15,000 shares of EduTrek's class A common stock with an exercise price of $1.06 per share;

  . EduTrek has agreements with one of its executive officers and several of its key employees which provide potential severance payments upon a change in control. As a result of the merger, CEC may be obligated to make cash payments to those officers and employees and provide them with other benefits if they or CEC terminate their employment with CEC after the merger;

  . Mr. Bostic has agreed to enter into a three year covenant not to compete agreement with CEC upon the consummation of the merger which provides for payments of $400,000 per year to him; and

  . CEC will indemnify and maintain insurance for EduTrek's directors and officers for six years following the consummation of the merger.

Dissenters' Rights

   EduTrek is organized under Georgia law. Under Georgia law, any EduTrek shareholder who does not vote in favor of the approval of the merger agreement will be entitled to dissent and receive from EduTrek the fair value in cash of his or her shares of EduTrek stock. In order to receive the fair value in cash for their shares, dissenting EduTrek shareholders must deliver a written notice of intent to demand cash payment for his or her shares before the special meeting and in the manner provided under Sections 14-2-1301 through 14-2-1322 of the Georgia Business Corporation Code, a copy of which is attached as Annex D to this proxy statement/prospectus. Any EduTrek shareholder who wishes to follow this procedure must not vote his or her shares in favor of the merger at the special meeting and should deliver a written notice of intent to demand payment to: EduTrek International, Inc., 6600 Peachtree-Dunwoody Road, Embassy Row 500, Atlanta, Georgia 30328, Attention: Corporate Secretary. See "Dissenters' Rights" on pages 46 to 48.

United States Federal Income Tax Considerations

   The merger is intended to qualify as a reorganization within the meaning of
Section 368 of the Internal Revenue Code of 1986. Accordingly, no gain or loss will be recognized by EduTrek shareholders with respect to the CEC common stock received in exchange for EduTrek common stock; however, gain, if any, will be recognized with respect to the cash portion of the merger consideration and any cash received in lieu of fractional shares.

   Tax matters are very complicated, and the tax consequences of the merger to you will depend on the facts of your particular situation. You are urged to consult your own tax advisor as to the specific tax consequences to you of the merger, including the applicable federal, state, local and foreign tax consequences. See "Material Federal Income Tax Consequences" on pages 44 to 46.

Dividends

   CEC does not anticipate paying any dividends on its common stock for the foreseeable future, which is consistent with its current dividend policy.

   EduTrek does not anticipate paying any dividends on its shares before the completion of the merger, which is consistent with its current dividend policy. If the merger is not consummated, EduTrek does not intend to pay dividends on its common stock for the foreseeable future.

Accounting Treatment

   The merger will be treated as a "purchase" for accounting purposes.

Comparison of Shareholder Rights

   When the merger is completed, you will become a stockholder of CEC. Unlike EduTrek, CEC is a Delaware corporation, and the articles of incorporation and bylaws of CEC differ from those of EduTrek. As a result, you will have different rights as a CEC stockholder than you currently have as an EduTrek shareholder. For a comparison of the rights of shareholders under Georgia and Delaware law, see pages 99 to 105.

Conditions to the Completion of the Merger

   The merger will be completed only if a number of conditions are met or waived, including the following (which are more completely set forth in the merger agreement):

  . all necessary governmental and regulatory approvals are obtained, and the relevant waiting periods imposed under the antitrust laws expire;

  .  the shareholders of EduTrek adopt the merger agreement;

  .  no law, injunction or order prohibits the merger;

  . the Form S-4 registration statement of CEC, of which this proxy statement/prospectus is a part, becomes effective and is not the subject of any stop order or proceedings seeking a stop order;

  . no action, suit or proceeding is pending before any governmental entity which, if determined unfavorably, would prevent consummation of the merger, cause the merger to be rescinded after closing or adversely affect CEC's right to own and operate the surviving corporation after the merger; and

  . EduTrek shall have extended the due date on its obligations under its primary credit facility and a short-term loan so that, in the event the merger is consummated after November 30, 2000, the obligations are not due until the earlier of the termination of the merger agreement by CEC and May 1, 2001, and no default or event of default shall have occurred under these obligations which has not been cured or waived.

   In addition, each of CEC's and EduTrek's obligations to effect the merger are subject to the satisfaction or waiver of conditions, including the following:

  . the representations and warranties made by the other party being true and correct in all respects on the date of the merger as if they were made on that date, unless they were originally stated to be true as of a specific earlier date, in which case they must still have been true on that date, unless their failure to be true could not reasonably have a material adverse effect on the other party;

  . the other party having performed all obligations and complied with all covenants required by the merger agreement; and

  . no event or development occurring which results in a material adverse effect on the business of the other party.

   EduTrek also has the right not to consummate the merger if:

  . the CEC common stock to be issued in the merger is not authorized for listing on the Nasdaq National Market; or

  . EduTrek does not receive an opinion from legal counsel that the merger will constitute a reorganization for federal income tax purposes.

   CEC also has the right not to consummate the merger if:

  . EduTrek does not deliver to CEC all consents, authorizations and other certificates necessary to provide for the continuation of EduTrek's material contracts and necessary for EduTrek to consummate the merger;

  . CEC does not receive a covenant not to compete agreement from Mr. Bostic in the form attached as Annex E to this proxy statement/prospectus;

  . EduTrek has not complied with the procedures to obtain approval from the Commission on Colleges of the Southern Association of Colleges and Schools, or SACS, and received approval of the change in control so that CEC can operate AIU in the manner in which it is currently operated;

  . CEC and the governing board of AIU are unable to agree on a new chief executive officer of AIU, other than Mr. Bostic or any of his family members or affiliates, or Mr. Bostic or any of his family members or affiliates remain on the AIU governing board;

  . CEC is unable to obtain a letter from the United States Department of Education stating that the Department of Education does not see any impediment to issuing a temporary certification document that will allow AIU to continue to participate in the federal student financial aid programs under CEC's ownership; or

  . CEC is unable to obtain reasonable assurance from specified EduTrek landlords that CEC will be able to remain in possession of specified leased properties and use these properties as they are now being used by EduTrek following consummation of the merger.

Regulatory and Accrediting Approvals

   CEC and EduTrek have made filings and taken other actions, and will continue to take actions, necessary to obtain approvals from all appropriate governmental and accrediting authorities in connection with the merger. These approvals include approval of the Department of Education, SACS and licensing authorities in California, Florida, Georgia and the District of Columbia. We expect to obtain all material and required governmental and accrediting body approvals that can be obtained before the consummation of the merger by January 2001. We cannot be certain, however, that CEC and EduTrek will obtain all required approvals, or that we will obtain these approvals without conditions that would be detrimental to CEC or EduTrek.

Termination of the Merger

   CEC and EduTrek may agree to terminate the merger agreement at any time. In addition, either party may terminate the merger agreement if:

  .  EduTrek shareholders do not adopt the merger agreement;

  . a law or regulation makes the transaction illegal or any order or injunction permanently prohibits the transaction;

  .  the merger is not completed by May 1, 2001; or

  . the other party breaches, in any material respect, its representations, warranties, covenants or other agreements in the merger agreement and the breach cannot or has not been cured.

   EduTrek may terminate the Merger Agreement if:

  . its board of directors reasonably determines in good faith, and upon advice of legal counsel, that the failure to engage in discussions with a third party regarding an acquisition proposal would breach its fiduciary duties to EduTrek and its shareholders; and, it thereafter determines that the acquisition proposal is more favorable to EduTrek and you than a transaction with CEC.

   CEC may terminate the merger agreement if:

  . EduTrek's board of directors withdraws or modifies, in a manner adverse to CEC, its recommendation that you vote in favor of the merger agreement;

  . a third party commences, or files a registration statement with respect to, a tender offer or exchange offer for 20% or more of EduTrek's class A common stock or class B common stock and the EduTrek board of directors recommends that EduTrek shareholders tender their shares or takes no position with respect to the offer;

  . EduTrek breaches the non-solicitation or shareholder recommendation provisions of the merger agreement;

  . a proposal by a third party to acquire EduTrek has been announced or becomes publicly known and EduTrek's board of directors fails to recommend against acceptance of the proposal by shareholders, including by taking no position or indicating its inability to take a position on the proposal, or fails to reconfirm its approval and recommendation of the merger agreement, in each case, within ten business days; or

  . more than 10% of the EduTrek common shares dissent or seek appraisal rights in connection with the merger.

Termination Fees

   EduTrek must pay CEC a fee of $3.0 million if the merger agreement is terminated because:

  . EduTrek receives an acquisition proposal which is more favorable to EduTrek and you than a transaction with CEC, and EduTrek accepts or consummates an acquisition proposal within one year of the signing of the merger agreement;

  . EduTrek breaches, in any material respect, its representations, warranties, covenants or other agreements under the merger agreement and
     (1) another acquisition proposal is pending or announced at the time of the termination or (2) EduTrek accepts or consummates an acquisition proposal prior to October 24, 2001;

  . EduTrek's board of directors withdraws or modifies, in a manner adverse to CEC, its recommendation that you vote in favor of the merger agreement;

  . a third party commences, or files a registration statement with respect to, a tender offer or exchange offer for 20% or more of EduTrek's class A common stock or class B common stock and the EduTrek board of directors recommends that EduTrek shareholders tender their shares or takes no position with respect to the offer;

  . EduTrek materially breaches the non-solicitation or shareholder recommendation provisions of the merger agreement; or

  . a proposal by a third party to acquire EduTrek has been announced or becomes publicly known and EduTrek's board of directors fails to recommend against acceptance of the proposal by shareholders, including by taking no position or indicating its inability to take a position on the proposal, or fails to reconfirm its approval and recommendation of the merger agreement, in each case, within ten business days.

EduTrek Stock Options

   All outstanding EduTrek stock options will vest upon the closing of the merger and will be exchanged for cash equal to the cash value of the per share merger consideration (excluding the cash portion of the merger consideration), based upon CEC's average stock price on the 20 trading days ending two trading days immediately prior to the merger, minus the exercise price of the option.

Management of the Surviving Company

   Following the merger, the board of directors of the surviving corporation will initially consist of individuals who presently serve as officers of CEC.

                           COMPARATIVE MARKET PRICES

   The following table presents the closing market prices for CEC common stock
and EduTrek class A common stock on October 24, 2000 and      , 2000. October
24, 2000 was the last full trading day prior to the announcement of the signing
of the merger agreement.      , 2000 was the last practicable trading day for
which information was available prior to the date of the printing of this proxy statement/prospectus. The table also presents the equivalent price per share of EduTrek class A common stock, giving effect to the merger, as of such dates. The equivalent per share price of EduTrek class A common stock is determined by multiplying the closing market price per share of CEC common stock on each date of determination by the exchange ratio of 0.0901 and adding the per share cash payment of $0.1877. You should read the information presented below in conjunction with "Comparative Per Share Market Price and Dividend Information" on pages 96 to 97.

   The market prices of shares of CEC common stock and EduTrek class A common stock fluctuate from day to day. As a result, you should obtain current market quotations to evaluate the merger.

                                                                     EduTrek
                                                                  Equivalent Per
                                                    CEC   EduTrek  Share Price
                                                  ------- ------- --------------
   October 24, 2000.............................. $34.625 $2.3125    $3.3074
        , 2000...................................

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CEC

  The following table shows CEC's selected consolidated financial data as of and for each of the periods indicated. The consolidated financial data as of and for the years ended December 31 was derived from CEC's audited annual consolidated financial statements. We incorporate into this proxy statement/prospectus by reference the audited consolidated financial statements included in CEC's Annual Report on Form 10-K for the fiscal year ended December 31, 1999. The consolidated financial data as of and for the nine months ended September 30 was derived from CEC's unaudited condensed quarterly consolidated financial statements. See "Where You Can Find More Information" on pages 106 to 107.

                                                                        Nine Months Ended
                                   Year Ended December 31,                September 30,
                          --------------------------------------------- -----------------
                                                                           (unaudited)
                           1995     1996      1997      1998     1999     1999     2000
                          -------  -------  --------  -------- -------- -------- --------
                                    (in thousands, except per share amounts)
Statement of Operations
 Data:
Net revenue.............  $19,396  $33,580  $ 82,598  $144,232 $216,804 $149,820 $226,157
Operating expenses......   18,992   31,160    80,283   135,131  196,453  141,991  207,702
                          -------  -------  --------  -------- -------- -------- --------
Income from operations..      404    2,420     2,315     9,101   20,351    7,829   18,455
Income (loss) before
 cumulative effect of
 change in accounting
 principle and
 extraordinary item.....  $    69  $ 1,495  $   (462) $  4,501 $ 10,943 $  3,944 $ 10,290
Net income (loss)(1)....       69    1,495      (880)    4,296   10,943    3,944    9,512
Income (loss) per share
 attributable to common
 stockholders before
 cumulative effect of
 change in accounting
 principle and
 extraordinary item(2):
 Basic..................  $ (0.53) $  0.09  $  (5.79) $   0.16 $   0.71 $   0.26 $   0.56
 Diluted................  $ (0.53) $  0.07  $  (5.79) $   0.15 $   0.69 $   0.25 $   0.55
Pro Forma Data(3):
 Income (loss)
  attributable to common
  stockholders before
  cumulative effect of
  change in accounting
  principle and
  extraordinary item....  $  (888) $   (55) $ (9,084) $  1,883 $ 10,736 $  3,789 $ 10,290
 Income (loss) per basic
  share attributable to
  common stockholders
  before cumulative
  effect of change in
  accounting principle
  and extraordinary
  item..................  $ (0.59) $ (0.04) $  (5.91) $   0.14 $   0.70 $   0.25 $   0.56
 Income (loss) per
  diluted share
  attributable to common
  stockholders before
  cumulative effect of
  change in accounting
  principle and
  extraordinary item....  $ (0.59) $ (0.04) $  (5.91) $   0.14 $   0.68 $   0.24 $   0.55
Other Data:
EBITDA(4)...............  $ 1,734  $ 4,554  $ 10,436  $ 21,264 $ 34,908 $ 18,195 $ 33,419
Student population(5)...    3,347    4,537    10,889    15,900   22,500   22,500   29,000
Number of campuses(6)...        4        5        18        20       26       25       30
Balance Sheet Data:
Cash....................  $ 3,965  $ 7,798  $ 18,906  $ 23,548 $ 44,745 $ 39,664 $ 40,447
Total assets............   23,584   36,208   117,617   132,887  210,524  197,995  265,904
Total long term debt....    8,034   16,459    64,035    22,617   49,939   49,777   20,070
Redeemable preferred
 stock and warrants.....   13,628   14,561    40,160       --       --       --       --
Total stockholders'
 investment (deficit)...  $(2,756) $(2,589) $ (7,404) $ 84,636 $113,681 $105,512 $188,163

-------
(1) For the year ended December 31, 1997, net loss includes an extraordinary loss of $418 ($0.27 per basic and diluted share), which is net of a $233 tax benefit, resulting from the early extinguishment of debt. For the year ended December 31, 1998, net income includes a charge of $205 ($0.02 per basic and diluted share), net of taxes of $149, related to the cumulative effect of a change in accounting principle, in connection with the adoption of Statement of Position 98-5 "Reporting on the costs of Start-up Activities." For the nine months ended September 30, 2000, net income includes a cumulative effect of a change in accounting principle of $778 ($0.04 per basic and diluted share), net of taxes of $587, in connection with the adoption of Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition."
(2) For the years ended 1995, 1996, 1997 and 1998, amounts are determined after giving effect to the impact of accretion to redemption value of preferred stock and warrants and preferred dividends.
(3) In accordance with SAB No. 101, revenue may be recognized when there is persuasive evidence of the existence of an arrangement, the delivery of products or services, a fixed and determinable sales price, and reasonable assurance of collection. Through December 31, 1999, in accordance with GAAP, CEC recognized application and registration fees as revenue upon receipt. CEC adopted SAB 101 as of January 1, 2000, and reported a cumulative effect of a change in accounting principle, net of tax, of $778. SAB 101 requires CEC to recognize revenue related to application and registration fees over the student benefit period. Pro forma net income
    (loss) attributable to common stockholders before cumulative effect of change in accounting principle and extraordinary item and related per share data are presented above assuming SAB 101 had been adopted as of January 1, 1995.
(4) EBITDA equals earnings before interest expense, taxes, depreciation and amortization, including amortization of debt discount and deferred financing costs. CEC has included information concerning EBITDA because CEC believes it allows for a more complete analysis of CEC's results of operations. EBITDA should not be considered as alternatives to, nor is there any implication that it is more meaningful than, any measure of performance or liquidity as promulgated under GAAP.
(5) Represents the approximate total student population at CEC's schools as of October 31.
(6) Represents the total number of campuses operated by CEC as of the end of the period.

        SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF EDUTREK(1)(2)

   The following table shows EduTrek's selected consolidated financial data for EduTrek (and, prior to July 1, 1996, for the predecessor) as of and for each of the periods indicated. The consolidated financial data for each period was derived from EduTrek's audited and unaudited consolidated financial statements that are included in this proxy statement/prospectus.

                           Period from                                                  Nine Months
                          July 1, 1996                Seven Months                    Ended September
                            (Date of     Fiscal Year     Ended                              30,
                          Formation) to Ended May 31, December 31, Fiscal Year Ended ------------------
                          May 31, 1997      1998        1998(3)    December 31, 1999   1999      2000
                          ------------- ------------- ------------ ----------------- --------  --------
                                  (in thousands, except per share amounts and operating data)
EduTrek:
Statement of Operations
 Data(4):
Net revenue.............     $23,590       $41,914      $ 23,848       $ 61,656      $ 43,936  $ 50,764
Operating expenses......      17,606        35,259        31,855         75,544        50,741    53,483
                             -------       -------      --------       --------      --------  --------
Income (loss) from
 campus operations......       5,984         6,655        (8,007)       (13,888)       (6,805)   (2,719)
                             =======       =======      ========       ========      ========  ========
Net income (loss).......     $ 2,003       $ 1,903      $ (5,516)      $(18,215)     $ (5,702) $ (5,536)
                             =======       =======      ========       ========      ========  ========
Basic income (loss) per
 share(5)...............     $  0.29       $  0.20      $  (0.52)      $  (1.68)     $   (.53) $   (.46)
Diluted income (loss)
 per share(5)...........     $  0.26       $  0.19      $  (0.52)      $  (1.68)     $   (.53) $   (.46)
Selected Operating Data:
AIU Fall term
 enrollment(6)..........       2,822         3,045         3,610          4,643         4,322     4,679
Balance Sheet Data:
Working capital
 deficiency.............     $(9,772)      $  (281)     $(11,309)      $(26,020)     $(19,932) $(28,049)
Total assets............     $47,671       $55,769      $ 64,534       $ 66,908      $ 72,110  $ 66,240
Long-term debt,
 including current
 portion................     $30,075       $ 1,241      $  9,327       $ 20,382      $ 20,668  $ 25,480
Stockholders' equity....     $ 7,877       $44,294      $ 38,761       $ 21,615      $ 33,116  $ 18,573

                                                Period from     Fiscal Year
                                               June 1, 1996    Ended May 31,
                                                  through     ----------------
                                              October 8, 1996  1996     1995
                                              --------------- -------  -------
Predecessor:
Statement of Operations Data(4):
Net revenue..................................     $ 6,189     $26,493  $23,696
Operating expenses...........................     $ 7,379     $21,585  $19,394
                                                  -------     -------  -------
Income (loss) from campus operations.........     $(1,190)    $ 4,908  $ 4,302
                                                  =======     =======  =======
Net income (loss)............................     $(1,305)    $ 4,631  $ 3,749
                                                  =======     =======  =======
Pro forma net income (loss)(7)...............     $  (796)    $ 2,890  $ 2,363
                                                  =======     =======  =======
Selected Operating Data:
AIU Fall term enrollment(6)..................       2,822       2,441    2,200
Balance Sheet Data:
Working capital deficiency...................                 $(8,696) $(8,355)
Total assets.................................                 $ 7,253  $ 6,682
Long-term debt, including current portion....                 $ 4,756  $ 2,874
Stockholders' deficit........................                 $(7,287) $(6,166)

-------
(1) EduTrek was organized on July 1, 1996 for the purpose of acquiring the predecessor. On October 8, 1996, EduTrek acquired the predecessor and EduTrek Systems, Inc. See note 1 of notes to consolidated financial statements.
(2) Because EduTrek did not acquire the predecessor until October 8, 1996, the financial information with respect to EduTrek for the period from July 1, 1996 through October 8, 1996 does not include the predecessor. EduTrek Systems is included in the financial information of EduTrek in a manner similar to a pooling of interests because EduTrek and EduTrek Systems were under common control. Financial information for EduTrek Systems is not included in the Selected Consolidated Financial Data prior to July 1, 1996 because EduTrek Systems had not generated revenues and in the years ended December 31, 1992, 1993, 1994 and 1995 and for the period ended October 8, 1996, EduTrek Systems incurred losses of $321, $91, $313, $585, and $819, respectively. These amounts are not considered to be relevant to EduTrek and the predecessor because, in prior years, EduTrek Systems had no revenues and existed solely to provide a corporate structure through which its controlling shareholder could pursue a variety of opportunities and activities.
(3) In 1998, following the filing of its Annual Report on form 10-K for the fiscal year ended May 31, 1998, EduTrek changed its fiscal year-end from May 31 to December 31. Accordingly, EduTrek filed a Transition Report for the seven-month transition period from June 1, 1998 to December 31, 1998.
(4) EduTrek experiences seasonality in its results of operations primarily as a result of changes in the level of student enrollments. See "EduTrek Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality in Results of Operations."
(5) Income per share information for the predecessor is not presented, as the amounts are not considered meaningful due to the minimal number of outstanding shares and the S corporation election of the predecessor.
(6) Represents enrollment data as measured on the first day of each Fall term.
(7) As a result of its election to be treated as an S corporation for income tax purposes, the predecessor was not subject to federal and most state income taxes. Accordingly, the historical provision for income taxes includes income taxes only for those jurisdictions that do not recognize S corporation status. The pro forma provision for income taxes (computed under the provisions of Statement of Financial Accounting Standards No.
    109) reflects provisions that would have been recorded had the predecessor been a C corporation for income tax purposes during the periods shown using an estimated income tax rate of 40.0%. Prior to the initial public offering, distributions in the form of cash dividends were made principally to assist the stockholders with their income tax obligations arising from the predecessor's S corporation status. Such distributions amounted to $4.0 million, $3.8 million, $4.5 million, and $1.9 million for the fiscal years ended May 31, 1994, 1995, and 1996 and for the period from June 1, 1996 through October 8, 1996, respectively.

           SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
                            DATA OF CEC AND EDUTREK

   The following unaudited pro forma condensed combined balance sheet as of September 30, 2000 gives effect to the merger of CEC and EduTrek as if it had occurred on September 30, 2000. The unaudited pro forma condensed statements of operations for the year ended December 31, 1999 and the nine months ended September 30, 2000 give effect to the merger as if it had occurred at the beginning of the year and period. The unaudited pro forma condensed combined financial statements were prepared from the audited historical financial statements for the year ended December 31, 1999 and the unaudited historical condensed quarterly financial statements as of and for the nine months ended September 30, 2000 of both CEC and EduTrek.

   All unaudited pro forma condensed combined financial data include all adjustments necessary for a fair presentation of the data and, in the opinion of management, have been prepared on the same basis as that of the audited financial statements. The unaudited pro forma financial data are a presentation of historical results with accounting and other adjustments. The unaudited pro forma financial data do not reflect the effects of any anticipated changes to be made by CEC to the historical operations, are presented for information purposes only and should not be construed to be indicative of the results of CEC's operations or financial position that actually would have occurred had the merger been consummated as of the date indicated or the results of CEC's operation or CEC's financial position in the future.

   The unaudited pro forma condensed combined financial data reflect the merger using the purchase method of accounting. The acquired assets and assumed liabilities of EduTrek are stated at values representing an allocation of the purchase price based upon a preliminary estimate of the fair market values of the assets and liabilities at the date of the acquisition.

   The following unaudited pro forma condensed combined financial statements and accompanying notes are qualified in their entirety by reference to, and should be read in conjunction with the audited consolidated financial statements of CEC contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and from the unaudited consolidated financial statements of CEC in its quarterly report on Form 10-Q for the period ended September 30, 2000 and the historical financial information of EduTrek included elsewhere in this proxy statement/prospectus.

                                           As of September 30, 2000
                                    -------------------------------------------
                                                      Pro Forma
                                      CEC    EduTrek Adjustments      Pro Forma
                                    -------- ------- -----------      ---------
                                            (dollars in thousands)
Assets:
Cash..............................  $ 40,447 $ 4,256   $   --         $ 44,703
Receivables, net..................    31,332   4,089       --           35,421
Inventories, prepaid expenses and
 other............................    14,429     958       --           15,387
Deferred income tax assets........     2,890     473       --            3,363
                                    -------- -------   -------        --------
 Total current assets.............    89,098   9,776       --           98,874
                                    -------- -------   -------        --------
Property and equipment, net.......    80,804  18,580       --           99,384
Intangible assets, net............    92,059  36,597    24,881 (1)(2)  153,537
Other assets......................     3,943   1,287        21 (3)(4)    5,251
                                    -------- -------   -------        --------
 Total assets.....................  $265,904 $66,240   $24,902        $357,046
                                    ======== =======   =======        ========
Liabilities:
Current maturities of long-term
 debt.............................  $  4,454 $19,469   $   --         $ 23,923
Accounts payable..................    13,368   2,410       --           15,778
Accrued expenses and other current
 liabilities......................    11,498   4,077       400 (2)      15,975
Restructure accrual-current.......       --    3,014       --            3,014
Deferred tuition revenue..........    24,482   8,855       --           33,337
                                    -------- -------   -------        --------
 Total current liabilities........    53,802  37,825       400          92,027
Long-Term debt, net...............    15,616   6,011     7,500 (5)      29,127
Deferred income tax liabilities...     6,250     --     (6,250)(4)         --
Restructure accrual-long-term.....       --      750       --              750
Other long-term liabilities.......     2,073   3,081       800 (2)       5,954
                                    -------- -------   -------        --------
 Total long-term liabilities......    23,939   9,842     2,050          35,831
                                    -------- -------   -------        --------
Stockholders' Investment:            188,163  18,573    22,452 (6)     229,188
                                    -------- -------   -------        --------
 Total liabilities and
  stockholders' investment........  $265,904 $66,240   $24,902        $357,046
                                    ======== =======   =======        ========

                                  For the Year Ended December 31, 1999
                                 ----------------------------------------------
                                                     Pro Forma
                                   CEC    EduTrek   Adjustments       Pro Forma
                                 -------- --------  -----------       ---------
                                 (dollars in thousands, except per share
                                                  data)
Net Revenue....................  $216,804 $ 61,656    $(2,214)(7)(13) $276,246
Operating Expenses:
 Educational services and
  facilities...................    85,490   36,408        652 (3)      122,550
 General and administrative....    96,406   33,322     (4,776)(7)(8)   124,952
 Depreciation and
  amortization.................    14,557    1,011      3,888 (8)(9)    19,456
 Restructure expense...........       --     4,803        --             4,803
                                 -------- --------    -------         --------
 Total operating expenses......   196,453   75,544       (236)         271,761
                                 -------- --------    -------         --------
 Income (loss) from
  operations...................    20,351  (13,888)    (1,978)           4,485
Interest Expense, net..........     1,153    1,505        713 (10)       3,371
                                 -------- --------    -------         --------
 Income (loss) before provision
  for income taxes.............    19,198  (15,393)    (2,691)           1,114
Provision for Income Taxes.....     8,255      944     (8,720)(11)         479
                                 -------- --------    -------         --------
 Income (loss) before minority
  interests....................    10,943  (16,337)     6,029              635
Minority Interest in Earnings
 of American University in
 Dubai.........................       --    (1,878)       --            (1,878)
                                 -------- --------    -------         --------
 Net income (loss).............  $ 10,943 $(18,215)   $ 6,029         $ (1,243)
                                 ======== ========    =======         ========
Basic income (loss) per share..  $   0.71 $  (1.68)                   $  (0.08)
Diluted income (loss) per
 share.........................  $   0.69 $  (1.68)                   $  (0.08)
Basic weighted average shares
 outstanding(12)...............    15,370   10,829      1,200           16,570
Diluted weighted average shares
 outstanding(12)...............    15,879   10,829      1,200           16,570

                                 For the Nine Months Ended September 30,
                                                  2000
                                 ----------------------------------------------
                                                     Pro Forma
                                   CEC    EduTrek   Adjustments       Pro Forma
                                 -------- --------  -----------       ---------
                                 (dollars in thousands, except per share
                                                  data)
Net Revenue....................  $226,157 $ 50,764    $  (443)(7)     $276,478
Operating Expenses:
 Educational services and
  facilities...................    92,852   30,857       (236)(3)      123,473
 General and administrative....    99,886   21,866     (3,422)(7)(8)   118,330
 Depreciation and
  amortization.................    14,964      760      3,701 (8)(9)    19,425
                                 -------- --------    -------         --------
 Total operating expenses......   207,702   53,483         43          261,228
                                 -------- --------    -------         --------
 Income (loss) from
  operations...................    18,455   (2,719)      (486)          15,250
Interest Expense, net..........       188    1,643        534 (10)       2,365
                                 -------- --------    -------         --------
 Income (loss) before provision
  for income taxes.............    18,267   (4,362)    (1,020)          12,885
Provision for Income Taxes.....     7,977      --      (2,347)(11)       5,630
                                 -------- --------    -------         --------
 Income (loss) before minority
  interest.....................    10,290   (4,362)     1,327            7,255
Minority Interest in Earnings
 of American University in
 Dubai.........................       --    (1,174)       --            (1,174)
                                 -------- --------    -------         --------
 Net income (loss).............  $ 10,290 $ (5,536)   $ 1,327         $  6,081
                                 ======== ========    =======         ========
Basic income (loss) per share..  $   0.56 $  (0.46)                   $   0.31
Diluted income (loss) per
 share.........................  $   0.55 $  (0.46)                   $   0.30
Basic weighted average shares
 outstanding(12)...............    18,143   11,909      1,200           19,343
Diluted weighted average shares
 outstanding(12)...............    18,773   11,909      1,200           19,973

--------
 (1) The excess of estimated purchase price over estimated fair market value of net assets acquired, totalling approximately $23.7 million, based upon the preliminary allocation of the purchase price and CEC's estimates as of this date has been reflected as a pro forma adjustment; modifications to the purchase price allocation may be made upon completion of final valuation studies.
 (2) In connection with the merger, CEC will enter into a three-year covenant not to compete agreement with Mr. Bostic in exchange for $1.2 million payable in twelve equal quarterly installments.
 (3) EduTrek capitalizes direct costs incurred in the production of and improvements to educational courses. These direct costs, which are included in other assets, primarily include salaries for staff directly engaged in the curriculum development process and are amortized over a two to three year period beginning in the month the courses are placed into service. In connection with the purchase price allocation, CEC does not expect to allocate any value to EduTrek's curriculum. Therefore, a pro forma adjustment of $1.2 million has been recorded to write off capitalized curriculum costs. Additionally, the adjustments to the pro forma income statements conform EduTrek's accounting treatment to match that of CEC, resulting in a net increase (decrease) in curriculum costs of $652 and $(236) for the year ended December 31, 1999 and the nine months ended September 30, 2000, respectively.
 (4) EduTrek has historically fully reserved the benefit of its deferred tax assets, totaling approximately $7.4 million at September 30, 2000. Upon acquisition, CEC expects to record the benefit of these deferred tax assets. The pro forma adjustment is based upon an assumed effective tax rate of 43.7%
 (5) Represents cash payments of (1) $2.5 million to all EduTrek shareholders,
     (2) an estimated $1.0 million to "cash-out" EduTrek option holders and
     (3) estimated acquisition costs of $4.0 million to be funded by borrowings from CEC's credit facility. This amount does not include any costs incurred to integrate and restructure the operations of CEC and EduTrek.
 (6) Reflects the issuance of 1.2 million shares of CEC common stock to holders of Edutrek common stock in exchange for all outstanding shares of EduTrek stock. An average stock price of $34.1875 was used to value the CEC shares.
 (7) Includes the reclassification of bad debt expense of $1.9 million for the year ended December 31, 1999 and $443 for the nine-month period ended September 30, 2000 from general and administrative to net revenue to conform the financial statement presentation of EduTrek to that of CEC.
 (8) Includes the reclassification of depreciation expense of $2.9 million for the year ended December 31, 1999 and $3.0 million for the nine months ended September 30, 2000 to conform to the financial statement presentation of EduTrek to that of CEC.
 (9) Includes the additional amortization expense associated with goodwill recorded in the acquisition using an estimated useful life of forty years and the three year covenant not to compete totaling $963 for the year ended December 31, 1999 and $722 for the nine months ended September 30, 2000.
(10) Represents the interest expense related to incremental debt financing of $7.5 million for the acquisition at an assumed effective annual interest rate of 9.5%.
(11) Represents the pro forma adjustment necessary to reflect an overall effective tax rate of 43.0% for the year ended December 31, 1999 and 43.7% for the nine months ended September 30, 2000.
(12) CEC effected a 2-for-1 stock split in the form of a stock dividend on August 28, 2000. All share and per share amounts have been retroactively adjusted to reflect this stock split. Pro forma amounts reflect the issuance of 1.2 million shares of CEC stock to effect the acquisition.
(13) A pro forma adjustment to decrease net revenue by $363 has been reflected for 1999 to give effect to the adoption of SAB 101 as if it had occurred as of January 1, 1999.

                    HISTORICAL AND PRO FORMA PER SHARE DATA

   The following table sets forth selected unaudited comparative per share data for CEC common shares and EduTrek common shares on a historical basis, per share data for CEC on a pro forma basis and per share data for EduTrek on an equivalent pro forma basis. The pro forma earnings per share data for the nine months ended September 30, 2000 and the year ended December 31, 1999 reflect the assumption that the merger was effective as of September 30, 2000 and December 31, 1999, respectively. The pro forma book value per share data assumes that the merger was effective as of September 30, 2000. The unaudited pro forma per share data gives effect to the merger as a purchase under generally accepted accounting principles.

   The unaudited pro forma CEC income per share data is based upon the historical weighted average number of shares of CEC common stock outstanding, adjusted to include the number of shares of CEC common stock that would be issued in the merger based upon the exchange ratio of 0.0901. Neither EduTrek nor CEC declared cash dividends during 1999 or 2000.

   The data presented should be read in conjunction with the historical consolidated financial statements of CEC and EduTrek and the related notes thereto in CEC's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 which are incorporated by reference into this proxy statement/prospectus and in EduTrek's financial statements, which are included in this proxy statement/prospectus.

   The following data is not necessarily indicative of the results that actually would have occurred if the merger had been in effect for the period presented or which may be attained in the future.

                                                                    Nine months
                                                       Year ended      ended
                                                      December 31, September 30,
                                                          1999         2000
                                                      ------------ -------------
CEC Historical
Earnings per share--basic(1).........................    $ 0.71       $ 0.56
Earnings per share--diluted(1).......................      0.69         0.55
Pro forma basic earnings per share(2)................      0.70         0.56
Pro forma diluted earnings per share(2)..............      0.68         0.55
Book value per share.................................      7.22         9.27
EDUT Historical
Earnings per share--basic............................     (1.68)       (0.46)
Earnings per share--diluted..........................     (1.68)       (0.46)
Book value per share.................................      1.82         1.39
CEC Pro Forma Combined:(3)
Earnings per share--basic............................     (0.08)        0.31
Earnings per share--diluted..........................     (0.08)        0.30
Book value per share.................................       --         10.66
EDUT Per Share Equivalent:(4)
Earnings per share--basic............................     (0.01)        0.03
Earnings per share--diluted..........................     (0.01)        0.03
Book value per share.................................       --          0.96

-------
(1) Amount represents income before the cumulative effect of the change in accounting principle.
(2) On January 1, 2000, CEC recorded a cumulative effect of change in accounting principle to adopt SAB 101. The pro forma basic and diluted earnings per share reflects the adoption of SAB 101 as if it had occurred on January 1, 1999 and excludes the cumulative effect of the change in accounting principle.
(3) Represents pro forma results as if the merger and adoption of SAB 101 had occurred as of the beginning of each period.
(4) The per share equivalent data uses the exchange ratio of 0.0901 of CEC shares for each EduTrek share.

                                  RISK FACTORS

   In determining whether you should vote in favor of the merger you should consider carefully the risks associated with the merger and with ownership of CEC common stock following the merger, including the following factors:

RISK FACTORS RELATED TO THE MERGER

The value of the merger consideration is dependent on CEC's stock price, which may fluctuate.

   EduTrek shareholders will receive 0.0901 shares of CEC common stock and $0.1877 in cash for each share of EduTrek class A common stock or class B common stock that they own. This exchange ratio is fixed and will not vary regardless of any fluctuations in the market price of CEC's common stock or EduTrek's class A common stock. CEC common stock and EduTrek class A common stock have historically been subject to price volatility. The value of CEC common stock to be received in the merger is very likely to fluctuate prior to the effective time of the merger and may be higher or lower than on the date of
the merger agreement or the date of the special meeting. On      , 2000, the
closing price of CEC common stock was $ . The price of CEC common stock may vary because of several factors, including:

  . general market, industry and economic conditions and market assessments of those conditions;

  . changes in the business, operations or prospects of CEC and market assessments of those changes;

  .  market assessments of the likelihood the merger will be completed; and

  . market assessments of the timing and amount of integration savings to be achieved after the merger.

EduTrek shareholders will have no control over CEC's future operations.

   EduTrek's shareholders presently have the power to approve or reject any matter requiring the approval of shareholders under Georgia law and EduTrek's articles of incorporation. After the merger, EduTrek's shareholders, in the aggregate, will hold less than 6% of the outstanding shares of CEC common stock. Even if all of the former EduTrek shareholders voted in concert on all matters presented to CEC's stockholders, this number of CEC shares, without a substantial number of other holders of CEC common stock voting the same way, will not affect the outcome of proposals voted upon by the stockholders of CEC.

Termination fees and the voting agreement could make a competing takeover proposal more difficult and expensive.

   EduTrek must pay CEC a termination fee of $3.0 million if the merger agreement is terminated under specified circumstances. This termination fee could discourage another company from making a competing takeover proposal that could be more advantageous to EduTrek's shareholders because this fee may make the competing proposal more difficult or expensive and could deter EduTrek from entering into an alternative transaction. EduTrek is not presently aware of any competing proposal.

   In addition, CEC has entered into a voting agreement with Mr. Bostic and his affiliates, along with another significant shareholder, whereby these shareholders have agreed to vote for the adoption of the merger agreement and against any competing proposals. These shareholders have also given CEC their irrevocable proxy to vote their shares at the special shareholders meeting or at any other applicable meeting. Together, these shareholders have the right to cast approximately 93% of the votes at the special meeting. Therefore, this voting agreement will make adoption of a competing proposal very difficult and expensive.

CEC common stock may be affected by factors different from those affecting EduTrek.

   Upon the completion of the merger, holders of EduTrek stock will become holders of CEC common stock. CEC's business differs significantly from that of EduTrek, and CEC's results of operations, as well as the price of CEC's common stock, may be affected by factors different from those affecting EduTrek's results of operations and the price of EduTrek stock. For a discussion of CEC's business, see CEC's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, which is incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" on pages 106 to 107 and "Information About CEC" on pages 63 to 64. For a discussion of EduTrek's business, see "Information About EduTrek" on pages 64 to 80.

Integrating EduTrek and CEC may be difficult.

   After the merger, CEC will need to efficiently and promptly integrate EduTrek's operations into its network of schools to achieve the anticipated benefits of the merger. Failure to successfully integrate EduTrek's operations could have a negative effect on CEC and prevent it from achieving the anticipated benefits of the merger.

   Certain key elements of EduTrek's businesses that need to be integrated include:

  .  operational management and other professional personnel;

  .  sales and marketing efforts; and

  . financial, accounting, regulatory and other operational controls, procedures, information systems and policies.

   The integration process will be further complicated by the need to integrate different corporate cultures, multiple campuses and widely dispersed operations, including operations in London, England and Dubai, United Arab Emeriates. This integration may not be accomplished in an efficient or effective manner, if it is accomplished at all. The integration process will require the dedication of management and other personnel, which may distract these individuals' attention from the conduct of day-to-day business activities. Expenses associated with the ongoing integration of EduTrek are likely to have a negative effect on operating results of CEC at least through CEC's fiscal year ending December 31, 2001.

The value of EduTrek class A common stock may be adversely affected if the merger is not completed.

   If the merger is not completed for any reason, the price of EduTrek's class A common stock may fall significantly. Since October 24, 2000, when the transaction was announced, the value of EduTrek's class A common stock has risen approximately %, an increase that is likely based in part on the expectation of an exchange for the merger consideration as described in the merger agreement. If the merger fails to be consummated, those increases may be lost.

CEC must retain EduTrek educational personnel and administrators, and they must work together effectively.

   The success of combining EduTrek with CEC will depend upon the retention of educational personnel and administrators who are critical to the continued advancement, development and support of AIU's campuses. The loss of the services of any significant group of educational personnel and administrators of EduTrek could negatively affect CEC's ability to successfully integrate EduTrek's operations. As often occurs with mergers, during the pre-merger and integration phases, competitors may intensify their efforts to recruit educational personnel and administrators. Employee uncertainty regarding the effects of the merger could also cause increased turnover. CEC may not be able to retain key educational personnel and administrators of EduTrek before or after the merger.

RISKS FACTORS RELATING TO CEC'S BUSINESS

Failure to effectively manage its growth could harm CEC's business.

   CEC has grown rapidly since its incorporation in January 1994. CEC's rapid growth could place a strain on its management, operations, employees or resources. CEC cannot assure you that it will be able to maintain or accelerate its current growth rate, effectively manage its expanding operations or achieve planned growth on a timely or profitable basis. If CEC is unable to manage its growth effectively, its business, results of operations or financial condition could be materially and adversely affected.

If CEC cannot effectively pursue and integrate schools, it could harm CEC's business.

   CEC expects to continue to rely on acquisitions as a key component of its growth. From time to time, CEC engages in, and it is currently engaged in, evaluations of, and discussions with, possible acquisition candidates. CEC cannot assure you that it will continue to be able to identify suitable acquisition opportunities or to acquire any such schools on favorable terms. Furthermore, CEC cannot assure you that any acquired schools can be successfully integrated into its operations or be operated profitably. Acquisitions involve a number of special risks and challenges, including the diversion of management's attention, assimilation of the operations and personnel of acquired schools, adverse short-term effects on reported operating results, possible loss of key employees and difficulty of presenting a unified corporate image. Continued growth through acquisition may also subject CEC to unanticipated business or regulatory uncertainties or liabilities. CEC cannot assure you that any potential acquisition will enhance its business and will not ultimately have a material adverse effect on it.

   When CEC acquires an existing school, it typically allocates a significant portion of the purchase price to fixed assets, curriculum, goodwill and intangibles, such as covenants not-to-compete. For CEC's acquisitions to date, it has amortized goodwill over a period of 40 years and intangible assets over periods of three to five years. In addition, CEC's acquisition of a school in the United States would be a change of ownership, which may result in the suspension of that school's participation in the federal student financial aid programs until it obtains the Department of Education's approval. If CEC fails to manage its acquisition program effectively, it could have a material adverse effect on its business, results of operations or financial condition.

Opening new schools and adding new services could be difficult for CEC.

   To date, CEC has added new schools only through acquisitions. However, it is in the process of opening and operating new schools, as additional locations of existing schools, and may also open new schools as separate, freestanding institutions. Establishing new schools poses unique challenges and would require CEC to make investments in management, capital expenditures, marketing expenses and other resources different, and in some cases greater, than those required with respect to the operation of acquired schools. To open a new school, CEC would be required to obtain appropriate state or provincial and accrediting agency approvals. In addition, a school would have to operate for two years before it could be certified by the Department of Education as eligible to participate in the federal student financial aid programs. CEC has never established a new school, and it cannot assure you that it will be able to do so successfully or profitably.

   While CEC expects its career-oriented school business will continue to provide the substantial majority of its revenue in the near term, CEC plans to expand its contract training business, currently offered to a limited extent by a few of its schools, and may also decide to provide other education-related services. CEC cannot be certain which, if any, new service areas it will decide to enter or whether it will succeed in markets beyond its current career-oriented school business.

   CEC's failure to effectively manage the operations of newly established schools or service areas, or any diversion of management's attention from its core career-oriented school operating activities, could have a material adverse effect on its business, results of operations or financial condition.

Failure to keep pace with changing market needs and technology could harm CEC's business.

   Prospective employers of CEC graduates increasingly demand that their entry-level employees possess appropriate technological skills. Educational programs at its schools, particularly programs in visual communications and information technology, must keep pace with these evolving requirements. If CEC cannot respond to changes in industry requirements, it could have a material adverse effect on CEC's business, results of operations or financial condition.

Competitors with greater resources could harm CEC's business.

   The postsecondary education market is highly competitive. CEC's schools compete with traditional public and private two-year and four-year colleges and universities and other proprietary schools, including those that offer distance learning programs. Some public and private colleges and universities, as well as other private career-oriented schools, may offer programs similar to those of CEC's schools. Although tuition at private nonprofit institutions is, on average, higher than tuition at CEC's schools, some public institutions are able to charge lower tuition than CEC schools, due in part to government subsidies, government and foundation grants, tax-deductible contributions and other financial sources not available to proprietary schools. Some of CEC's competitors in both the public and private sectors have substantially greater financial and other resources than CEC.

Expansion outside of the United States and Canada could adversely affect CEC's business.

   Although CEC currently operates only in the United States and Canada, it intends to explore opportunities outside those markets. EduTrek currently operates schools in London, England and Dubai, United Arab Emirates. CEC has little international experience, and no experience in these regions. There may be difficulties and complexities associated with its expansion into international markets, and CEC cannot assure you that its strategies will succeed beyond the United States and Canada. International operations present inherent risks, including currency fluctuations, varying political and economic conditions, unanticipated changes in regulation, trade barriers, staffing and management problems and adverse tax consequences. Also, in expanding internationally, CEC would be required to comply with different, and potentially more onerous, regulatory requirements. CEC cannot assure you that such factors will not have a material adverse effect on its business, results of operations or financial condition in the future.

Failure to obtain additional capital in the future could reduce CEC's ability to grow.

   CEC believes that funds from operations, cash, investments and borrowings under its $90 million credit facility pursuant to its credit agreement will be adequate to fund its current operating plans for the foreseeable future. However, CEC may need additional debt or equity financing in order to carry out its strategy of growth through acquisitions. CEC may also need additional debt or equity financing in the future to carry out its growth strategy. The amount and timing of such additional financing will vary principally depending on the timing and size of acquisitions and the sellers' willingness to provide financing themselves. To the extent that CEC requires additional financing in the future and is unable to obtain such additional financing, it may not be able to fully implement its growth strategy.

CEC's credit agreement limits its ability to take various actions.

   CEC's credit agreement limits its ability to take certain actions, including paying dividends, disposing of assets and incurring certain additional indebtedness. Accordingly, CEC may be restricted from taking actions which its management believes would be desirable and in its and its stockholders' best interests. The credit agreement also requires CEC to maintain specified financial ratios and satisfy certain financial tests. CEC was in compliance with all ratios and financial tests as of September 30, 2000, and believes that it remains in compliance. However, a breach of any covenants contained in the credit agreement could result in an event of default under that agreement and allow the lenders to accelerate the indebtedness, which could have a material adverse effect on CEC business, results of operations or financial condition.

The loss of CEC's key personnel, including John M. Larson and Patrick K. Pesch, could harm its business.

   CEC's success to date has depended, and will continue to depend, largely on the skills and efforts of John M. Larson, its Chairman of the Board, President and Chief Executive Officer, Patrick K. Pesch, its Senior Vice President and Chief Financial Officer, and its other key personnel. CEC's success also depends, in large part, upon its ability to attract and retain highly qualified faculty, school presidents and administrators and corporate management. Due to the nature of its business, CEC may have difficulty locating and hiring qualified personnel, and retaining such personnel once hired. None of CEC's employees is subject to an employment or noncompetition agreement other than Mr. Larson. CEC does not maintain life insurance on any of its employees. The loss of the services of any of its key personnel, or CEC's failure to attract and retain other qualified and experienced personnel on acceptable terms, could have a material adverse effect on CEC's business, results of operations or financial condition.

Anti-takeover provisions in CEC's charter documents and Delaware law could make an acquisition of CEC difficult.

   CEC's certificate of incorporation, its by-laws and Delaware law contain provisions that may delay, defer or inhibit a future acquisition of it not approved by its board of directors. These provisions are intended to encourage any person interested in acquiring CEC to negotiate with and obtain the approval of its board of directors in connection with the transaction. CEC's certificate of incorporation also permits its board of directors to issue shares of preferred stock with such voting, conversion and other rights as it determines, without any further vote or action by its stockholders. By using preferred stock, CEC could discourage a proxy contest, make the acquisition of a substantial block of CEC common stock more difficult or limit the price investors may be willing to pay in the future for shares of its common stock. In addition, CEC's by-laws provide that special meetings of its stockholders may be called only by CEC's board of directors and that only two of its six directors may be elected at such special meetings. These provisions also could discourage bids for shares of CEC common stock at a premium and could have a material adverse effect on the market price of CEC shares.

Failure of CEC to comply with extensive regulations could have a material adverse effect on its business.

 Failure of CEC's United States schools to comply with extensive regulations could result in financial penalties.

   CEC derives a majority of its revenue from the federal student financial aid programs administered by the Department of Education. To participate in such programs, a United States institution must obtain and maintain authorization by the appropriate state agencies, accreditation by an accrediting agency recognized by the Department of Education, and certification by the Department of Education. As a result, CEC's United States schools are subject to extensive regulation by these agencies. These regulations cover virtually all phases of CEC's operations, including its educational programs, facilities, instructional and administrative staff, administrative procedures, financial operations, financial strength and participation in the federal student financial aid programs. They also affect CEC's ability to acquire or open additional schools or change its corporate structure. These regulatory agencies periodically revise their requirements and modify their interpretations of existing requirements.

   If one of CEC's schools were to violate any of these regulatory requirements, CEC could suffer a financial penalty. The regulatory agencies could also place limitations on or terminate CEC's schools' operations, including their receipt of federal student financial aid funds, which could have a material adverse effect on CEC's business, results of operations or financial condition. CEC believes that it substantially complies with the requirements of these regulatory agencies, but it cannot predict with certainty how all of these requirements will be applied, or whether it will be able to comply with all of the requirements in the future. Some of the most significant regulatory requirements and risks that apply to CEC's United States schools are described in the following paragraphs. Please see Item 1 "Business--Financial Aid and Regulation" incorporated by reference herein from CEC's annual report on Form 10-K for the fiscal year ended December 31, 1999 for more detailed information on the regulations and other requirements that apply to CEC.

 The United States Congress may change the law or reduce funding for federal student financial aid programs, which could harm CEC's business.

   The United States Congress regularly reviews and revises the laws governing the federal student financial aid programs and annually determines the funding level for each of these programs. Any action by Congress that significantly reduces funding for the federal student financial aid programs or the ability of CEC schools or students to participate in these programs could have a material adverse effect on CEC's business, results of operations or financial condition. Legislative action may also increase CEC's administrative costs and burden and require it to modify its practices in order for its schools to comply fully with applicable requirements, which may have a material adverse effect on its business, results of operations or financial condition.

 If CEC does not meet financial responsibility standards, its schools may lose eligibility to participate in federal student financial aid programs.

   To participate in the federal student financial aid programs, an institution must either satisfy numeric standards of financial responsibility, or post a letter of credit in favor of the Department of Education and possibly accept other conditions on its participation in the federal student financial aid programs. Currently, none of CEC's schools is required to post a letter of credit in favor of the Department of Education or accept other conditions on its participation in the federal student financial aid programs due to failure to satisfy the numeric standards of financial responsibility. However, five of CEC's institutions have outstanding letters of credit in favor of the Department of Education due to late student refunds. CEC cannot assure you that it or its institutions will satisfy the numeric standards in the future.

 CEC schools may lose eligibility to participate in federal student financial aid programs if their student loan default rates are too high.

   An institution may lose its eligibility to participate in some or all of the federal student financial aid programs for at least two years if defaults by its students on their federal student loans exceed specified rates. If any of CEC's institutions, depending on its size, loses eligibility to participate in the federal student financial aid programs because of high student loan default rates, it could have a material adverse effect on CEC's business, results of operations or financial condition.

 CEC schools may lose eligibility to participate in federal student financial aid programs if the percentage of their revenue derived from those programs is too high.

   A proprietary institution loses its eligibility to participate in the federal student financial aid programs for at least one year if it derives more than 90% of its revenue from those programs in any fiscal year. If any of CEC's institutions, depending on its size, loses eligibility to participate in the federal student financial aid programs, it could have a material adverse effect on CEC's business, results of operations or financial condition.

 If regulators do not approve CEC's acquisitions, its ability to participate in federal student financial aid programs would be limited.

   When CEC acquires an institution, the Department of Education and most applicable state agencies and accrediting agencies consider the acquisition to be a change of ownership or control of the institution. A change of ownership or control of an institution under the standards of the Department of Education may result in the temporary suspension of the institution's participation in the federal student financial aid programs until the

Department of Education issues a temporary certification document. If CEC were unable to reestablish the state authorization, accreditation or Department of Education certification of an institution it acquired, depending on the size of that acquisition, that failure could have a material adverse effect on CEC's business, results of operations or financial condition.

 If regulators do not approve transactions involving a change of control of CEC or its schools, it may lose its ability to participate in federal student financial aid programs.

   If there is a change of control of CEC or of any of its institutions under the standards of applicable state agencies or accrediting agencies or the Department of Education, the affected institutions must seek the approval for that change from the relevant agencies. The failure of any of CEC's institutions to reestablish its state authorization, accreditation or Department of Education certification would result in a suspension or loss of federal student financial aid funding to the affected institutions, which could have a material adverse effect on CEC's business, results of operations or financial condition.

 If CEC's schools do not maintain their state authorizations and accreditations, they may not operate or participate in federal student financial aid programs.

   An institution that grants degrees, diplomas or certificates must be authorized by the relevant agencies of the state in which it is located and, in some cases, other states. Requirements for authorization vary substantially among the states. State authorization and accreditation by an accrediting agency recognized by the Department of Education are also required for an institution to participate in the federal student financial aid programs. Loss of state authorization or accreditation by any of CEC's campuses, depending on the size of the campus, could have a material adverse effect on CEC's business, results of operations or financial condition.

Failure to comply with extensive Canadian regulations could affect the ability of CEC's Canadian schools to participate in Canadian financial aid programs.

   Approximately 67% of students enrolled at CEC's Canadian schools receive assistance from Canadian governmental financial aid programs. Depending on their province of residence, Canadian students may receive loans under the Canada Student Loan Program, the Ontario Student Loans Plan and the Quebec Loans and Bursaries Program.

   CEC's Canadian schools must meet the eligibility standards to administer these programs and must comply with extensive statutes, regulations and other requirements. CEC's International Academy of Design school in Toronto will be required to share the cost of student loan defaults if defaults by its students on their Ontario Student Assistance Plan loans exceed specified rates. CEC's Toronto school currently does not have a default rate that exceeds the applicable threshold. If CEC's Canadian schools cannot meet these and other eligibility standards or fail to comply with applicable requirements, it could have a material adverse effect on CEC's business, results of operations or financial condition.

   The Canadian, Ontario and Quebec governments continuously review the legislative, regulatory and other requirements relating to student financial assistance programs due to political and budgetary pressures. Although CEC does not anticipate a significant reduction in the funding for these programs, any change that significantly reduces funding or the ability of its schools to participate in these programs could have a material adverse effect on its business, results of operations or financial condition.

RISKS FACTORS RELATING TO EDUTREK'S BUSINESS

EduTrek's default on various obligations and lack of adequate capital resources could have a material adverse effect.

   EduTrek is in default under various agreements. In addition, EduTrek does not believe that its cash shortfall will be solved in the short-term by cash flows from operations, and it currently does not have access to sufficient credit or other financings. In the event that the proposed merger with CEC is not completed in the near term, EduTrek will require significant debt or equity financing to meet its obligations. There can be no assurance that such financing will be available and, if available, that the terms thereof will not be highly disadvantageous to its current shareholders. If sufficient financing is not available, it is possible that EduTrek would be required to seek protection from creditors under bankruptcy laws. In the event of bankruptcy, EduTrek's assets will first be available to pay its debts and other contractual obligations. EduTrek's shareholders would only receive the assets remaining, if any, after payment of all such obligations.

EduTrek's recent operating results may make it difficult to become profitable in the future.

   EduTrek reported a net loss of $18,215,000 for the fiscal year ended December 31, 1999, and a net loss of $5,536,000 for the nine months ended September 30, 2000. We cannot assure you that EduTrek will operate profitably in future periods. Future operating results will depend on numerous factors, including, among others, EduTrek's ability to continue to meet the requirements for participation in the federal student financial aid programs and, if applicable, its ability to successfully develop and operate any new schools or programs. See "Failure of AIU to comply with extensive regulations could result in financial penalties" below.

   Based on the financial condition of EduTrek as of December 31, 1999, AIU does not meet the financial responsibility requirements of the Department of Education. The Department of Education regulations require an institution to achieve a minimum score based on ratios measuring its primary reserves, equity and net income. These regulations also require an institution to meet its repayment obligations to the Department of Education, to have sufficient cash reserves to make required refunds, and not to be in violation of any loan agreement at the end of its fiscal year. In addition, the Department of Education deems an institution to lack financial responsibility if its auditor's opinion expresses doubt about the institution's ability to continue as a going concern. EduTrek's auditor's opinion for the fiscal year ended December 31, 1999 expressed such a doubt regarding EduTrek's ability to continue as a going concern. Failure to meet these requirements may subject AIU to additional monitoring and reporting requirements, including procedures affecting the disbursement of federal student financial aid to its students, the placement of AIU on provisional certification or the requirement that EduTrek post a letter of credit in favor of the Department of Education. If EduTrek's financial condition were to fail to improve sufficiently in subsequent years, AIU's participation in the federal student financial aid programs could be jeopardized, which would have a material adverse effect on EduTrek.

   An institution that does not meet the Department of Education's minimum composite score or otherwise fails the standards of financial responsibility may nevertheless demonstrate its financial responsibility by posting a letter of credit in favor of the Department of Education in an amount equal to at least 50% of the federal student financial aid program funds received by the institution during its prior fiscal year or posting such letter of credit in an amount equal to at least 10% of the federal student aid program funds received by the institution during its prior fiscal year and accepting other conditions that subject it to more rigorous financial aid disbursement and financial aid monitoring requirements by the Department of Education. Based on the total federal student aid funds received by AIU students in the year ended December 31, 1999, a letter of credit calculated at the 50% threshold would be equal to approximately $15 million. In addition, if EduTrek were to post a letter of credit calculated at the 10% threshold, or if the Department of Education questioned AIU's ability to administer federal student financial aid funds for any other reason, the Department of Education could transfer AIU to the cash monitoring or reimbursement method of administering its federal student financial aid funds. The cash monitoring method may entail a delay in an institution's receipt of federal student financial aid funds. However, under a stricter form of cash monitoring or the reimbursement method, AIU would be required to make disbursements to eligible students or parents by crediting their accounts before AIU could request or receive funds for those disbursements from the Department of Education, which commonly results in a delay of at least 30 to 80 days in an institution's receipt of federal student financial aid program funds.

Failure of AIU to comply with extensive regulations could result in financial penalties.

   EduTrek is subject to extensive regulation by state and federal governmental agencies and accrediting agencies. At the federal level, the Department of Education sets forth numerous standards that schools must satisfy in order to participate in the federal student financial aid programs.

   Significant factors relating to participation in federal student financial aid programs that could adversely affect EduTrek include the following:

  . THE 90/10 RULE: Under this rule, a proprietary institution that derives more than 90% of its revenue from federal student financial aid programs in one year will be ineligible to participate in these programs the following year. In fiscal year 1999, approximately 49% of EduTrek revenue was derived from the federal student financial aid programs.

  . DEFAULT RATES: In order to remain eligible to participate in the federal student financial aid programs defaults by the institution's students must not exceed specified rates. If an institution's default rate exceeds or equals 25% for three consecutive years, or exceeds 40% for one year, it will lose its eligibility to participate in some or all of the federal student financial aid programs for at least two years. AIU's student loan default rate for the three most recent years for which such data are available are as follows:

                                               Cohort
                                               Default
             Fiscal Year:                       Rate:
             ------------                      -------
             1996.............................  13.1%
             1997.............................   8.9%
             1998.............................   8.4%

  . FINANCIAL RESPONSIBILITY: To participate in the federal student financial aid programs, an institution must either satisfy numeric standards of financial responsibility, or post a letter of credit in favor of the Department of Education and possibly accept other conditions on its participation in the federal student financial aid programs. These regulations also require institutions to meet its repayment obligations to the Department of Education, to have sufficient cash reserves to make required refunds, and not to be in violation of any loan agreement at the end of its fiscal year. In addition, the Department of Education deems an institution to lack financial responsibility if its auditor's opinion expresses doubt about the institution's ability to continue as a going concern. EduTrek's auditor's opinion for the fiscal year ended December 31, 1999 expressed such a doubt regarding EduTrek's ability to continue as a going concern. EduTrek is currently out of compliance with these financial standards. As a result, EduTrek may be required to post a letter of credit in favor of the Department of Education, subjected to additional monitoring and reporting requirements, subjected to procedures affecting the disbursement of federal student financial aid, and placed on provisional certification. Failure to improve its fiscal position in subsequent fiscal years could jeopardize EduTrek's continued participation in the federal student financial aid programs. In addition, some states in which EduTrek operates have regulatory agencies which perform their own financial capability reviews, which include fiscal tests. EduTrek is not currently in compliance with some of these requirements.

  . CHANGE IN OWNERSHIP/CONTROL: The Department of Education, SACS and most state education authorities that regulate EduTrek have laws, regulations, and/or standards pertaining to a change in ownership or control of educational institutions. However, these agencies do not uniformly define what constitutes a change in ownership or control. Department of Education regulations provide that a change in control includes the transfer of a controlling interest of voting stock or a transaction that requires a company to file a Form 8-K with the Securities and Exchange Commission reporting a change in control. A change in ownership or control of an institution under the standards of the Department of Education may result in the temporary suspension of the institution's participation in the federal student financial aid programs until the Department of Education issues a temporary certification document. If EduTrek were unable to reestablish the Department of Education certification or obtain approval of the transfer of the change of control of an institution it acquired from the applicable state and accrediting agencies, that failure could have a material adverse effect on its business, results of operations or financial condition.

  . RENEWAL OF ACCREDITATION: EduTrek is currently seeking reaffirmation of accreditation from SACS. Failure to obtain renewal of accreditation would result in EduTrek losing its eligibility to participate in the federal student financial aid programs.

Competitors with greater resources could harm EduTrek's business.

   The postsecondary education market is highly competitive. EduTrek's schools compete with traditional public and private two-year and four-year colleges and universities and other proprietary schools, including those that offer distance learning programs. Some public and private colleges and universities, as well as other private career-oriented schools, may offer programs similar to those of EduTrek's schools. Although tuition at private nonprofit institutions is, on average, higher than tuition at EduTrek's schools, some public institutions are able to charge lower tuition than EduTrek schools, due in part to government subsidies, government and foundation grants, tax-deductible contributions and other financial sources not available to proprietary schools. Some of EduTrek's competitors in both the public and private sectors have substantially greater financial and other resources than EduTrek.

EduTrek has substantial debt which may make it difficult for EduTrek to satisfy its obligations.

   As of September 30, 2000, EduTrek had short-term indebtedness, accounts payable, bank loans, and current maturities of long-term leases of approximately $25,956,000. EduTrek's indebtedness could have important consequences to EduTrek's shareholders. For example, it could:

  .  make it difficult for EduTrek to satisfy its obligations;

  . increase EduTrek's vulnerability to general adverse economic and industry conditions;

  . limit EduTrek's ability to fund future working capital, capital expenditures and other general corporate requirements;

  . require EduTrek to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and other general corporate purposes;

  . limit its flexibility in planning for, or reacting to, changes in its business and the educational services industry;

  . place EduTrek at a competitive disadvantage compared to its competitors that have less debt;

  .  limit its ability to make marketing expenditures; and

  .  limit, among other things, its ability to borrow additional funds.

EduTrek's possible inability to meet its obligations may have a material adverse effect.

   EduTrek's ability to meet its contractual obligations depends on its successful financial and operating performance. EduTrek's financial and operating performance depends upon a number of factors, many of which are beyond its control. These factors include the economic and competitive conditions in the educational services industry; any operating difficulties, increased operating costs or pricing pressures EduTrek may experience; the passage of legislation or other regulatory developments that may adversely affect EduTrek; and any delays in implementing any strategic projects. If EduTrek cannot repay or refinance its debts, it may be forced to reduce or delay the expansion of its business, sell some of its assets, obtain additional equity capital or refinance or restructure its debt. If EduTrek cannot meet its debt service obligations or comply with its covenants, a default under its obligations would result.

The trading price of EduTrek's class A common stock is volatile.

   EduTrek is a small public company with limited trading in its shares. The sale of a large number of shares of EduTrek's class A common stock in the public market could have an adverse effect on the market price of EduTrek's class A common stock.

                           FORWARD-LOOKING STATEMENTS

   This proxy statement/prospectus, including information included or incorporated by reference herein, contains forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of CEC and EduTrek, as well as information relating to the merger, including, without limitation:

  . statements relating to revenue estimated to be generated following the merger;

  . statements relating to the expected benefits and synergies of the merger;

  .  statements relating to the tax and accounting treatment of the merger;
     and

  . statements preceded or followed by or that include the words "believes," "intends," "expects," "projects," "plans," "anticipates," "estimates" or similar expressions.

   These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements because of, among others, the following factors:

  . expected cost savings from the merger may not be fully realized or realized within the expected time frame;

  . revenue following the merger may be lower than expected or operating costs, customer loss and business disruption following the merger may be greater than expected;

  .  competitive pressures in CEC's industries may increase significantly;

  . failure of the parties to satisfy the closing conditions of the merger agreement;

  . costs or operational difficulties related to the integration of the businesses of EduTrek into CEC may be greater than expected;

  . general economic or business conditions may be less favorable than expected;

  . legislative or regulatory changes may adversely affect the businesses in which CEC is engaged;

  .  difficulties in retaining or attracting key personnel;

  .  changes may occur in the securities markets; and

  .  the factors discussed in "Risk Factors" beginning on page 18.

                                   THE MERGER

Background of the Merger

   During 1998, EduTrek began to experience net losses. While EduTrek's four "traditional" campuses (Buckhead, Los Angeles, London and Dubai) teaching four-year degree programs in business, media and design remained profitable, the start-up of the four new, technology intensive "power" campuses had significantly increased expenses.

   On July 15, 1999, Steve Bostic, the Chairman and Chief Executive Officer of EduTrek and Jack Larson the Chairman and Chief Executive Officer of CEC, along with Todd Steele, Director of Strategic Planning and Development of CEC, held an introductory informational meeting to explore ways the two companies might benefit from potential relationships. No discussions were held concerning any combination or any other specific transaction at that time. Following that initial meeting, Mr. Larson sent a letter to Mr. Bostic expressing CEC's preliminary estimation of the value of EduTrek in the range of $5.00 per share. At the time, EduTrek's class A common stock was trading in the range of $4.00 per share. Mr. Bostic responded that there was no interest on the part of the EduTrek board of directors for a sale at that range at that time. No further discussion between CEC and EduTrek took place that summer.

   In August 1999, EduTrek experienced liquidity difficulties beyond those historically experienced during the summer months. Because EduTrek had fully used the borrowing capacity under its bank credit facility, EduTrek explored various short-term financial strategies to alleviate the liquidity difficulties until the fall term when EduTrek believed that student intake would create positive cash flow. On August 27, 1999, EduTrek borrowed $1.0 million from Mr. Bostic.

   In response to these financial difficulties, the EduTrek board of directors in early August 1999 authorized Mr. Bostic to begin informal discussions with parties in the education industry concerning a broad range of strategic alternatives. During August and September 1999, Mr. Bostic contacted several companies, some of which entered into confidentiality and standstill agreements. On October 28, 1999, CEC signed a confidentiality agreement with EduTrek, agreeing to keep information it obtained about EduTrek confidential. During September and October 1999, several companies visited Atlanta to tour EduTrek's facilities and to discuss various strategic alternatives with Mr. Bostic.

   On November 10, 1999, Mr. Bostic and Mr. Larson agreed to explore the possibility of CEC's acquisition of all or a part of EduTrek. On November 29 and 30, 1999, Mr. Larson, Mr. Steele, Mr. Bostic and David Horn, EduTrek's Chief Financial Officer, met and discussed their operating philosophies and business strategies, as well as the structure of a potential transaction. The parties did not reach an agreement on any transaction at that meeting but decided to continue talking.

   On December 1, 1999, Mr. Bostic met with the Strategic Planning Committee of the EduTrek board of directors and informed it that he had engaged in conversations with several companies, including CEC, with respect to a variety of potential transactions, including strategic investments in EduTrek, joint ventures, selling certain or all of EduTrek's traditional campuses, licensing the power campuses, and selling the entire company.

   On December 2, 1999, Mr. Larson telephoned Mr. Bostic to express CEC's preliminary interest in acquiring EduTrek's four traditional campuses, although no terms were offered.

   On December 15, 1999, Mr. Bostic informed the EduTrek board of directors of CEC's interest in possibly acquiring the four traditional campuses. He also detailed for the board of directors how the costs associated with the start-up of the power campuses continued to impact EduTrek's financial performance, with the net loss for 1999 widening significantly in the third quarter. Mr. Bostic explained to the board of directors that although the start-up of the power campuses was hurting EduTrek's financial performance in the near-term, he believed that the power campuses, which had experienced significant enrollment increases, were a key to EduTrek's long-term growth. The EduTrek board of directors instructed Mr. Bostic to immediately begin efforts to reduce costs, including reducing corporate overhead and ceasing efforts to open additional power campuses, and to analyze strategic alternatives and propose a transaction.

   On December 14 and 15, 1999, Mr. Bostic and Mr. Horn met in Atlanta with Mr. Larson and Mr. Steele to further discuss a possible sale of EduTrek's traditional campuses. Mr. Larson emphasized that CEC would only purchase the traditional campuses if the campuses could remain accredited under CEC's existing accreditation because the process of applying for a new, separate accreditation would be a lengthy and expensive process. No specific terms for the acquisition of the traditional campuses were agreed upon at this meeting.

   On December 16, 1999, EduTrek engaged Robinson-Humphrey to advise the board of directors on various strategic alternatives, including business combinations, strategic investments, refinancing debt, or a combination thereof. Robinson-Humphrey sent out detailed investment information packages at the end of December 1999 to several strategic and financial investors who had executed confidentiality and standstill agreements.

   On December 20, 1999, EduTrek's class A common stock was delisted from the Nasdaq National Market because it did not meet minimum stock price requirements. On the same day, EduTrek executed a confidentiality and standstill agreement with CEC, which prohibited EduTrek from disclosing confidential information about CEC.

   On January 4, 2000, Mr. Bostic and Mr. Larson further discussed the potential sale of EduTrek's traditional campuses to CEC. In light of particular liquidity difficulties expected in February, Mr. Bostic raised the possibility of CEC accelerating the acquisition of EduTrek's London campus, one of the four traditional campuses, in order to provide needed cash. Mr. Larson indicated that CEC would consider the proposal, provided it was part of an overall purchase of the traditional campuses.

   In a telephone conference on January 5, 2000 among Mr. Larson, Mr. Steele, Mr. Bostic and Mr. Horn, Mr. Larson expressed a value for all of EduTrek's traditional campuses of $60.0 million. CEC's interest was conditioned upon, among other things, the Department of Education and SACS agreeing that CEC's existing federal student financial aid program certification and accreditation would extend to the traditional campuses under the ownership of CEC, even though the traditional campuses had not been accredited or certified as separate institutions in the past. Mr. Larson indicated that CEC did not presently have an interest in acquiring EduTrek's power campuses. On January 6, 2000, Mr. Bostic asked Mr. Steele if CEC would also make a proposal to purchase EduTrek's London campus alone.

   On January 11, 2000, CEC increased its valuation for EduTrek's four traditional campuses to $62.5 million in cash and CEC stock, plus the assumption of $2.5 million in capital leases. CEC separately ascribed a value to EduTrek's London campus alone of $25 million.

   On January 19 and 20, 2000, Mr. Bostic and Mr. Horn met with Mr. Larson and Mr. Steele to discuss CEC's ability to maintain the existing accreditation of the traditional campuses. They were accompanied by representatives of Robinson-Humphrey to commence due diligence on CEC, as a potential portion of the consideration was proposed to be stock.

   In a letter dated February 9, 2000, Drinker, Biddle and Reath, EduTrek's regulatory counsel, asked the Department of Education whether certain of EduTrek's traditional campuses (which are classified by the Department of Education as additional locations of the main campus) could retain federal student financial aid program eligibility if AIU were split into two divisions and one of those divisions, which would include some of the traditional campuses, were acquired by CEC. By letter dated February 22, 2000, the Department of Education advised EduTrek that the traditional campuses could not be certified to participate in the federal student financial aid programs for at least two years if they were acquired by CEC separately from the remainder of EduTrek.

   On March 1, 2000, EduTrek and CEC ceased negotiations for a separate purchase of EduTrek's traditional campuses due primarily to the regulatory obstacles and agreed to explore the possibility of CEC acquiring all of the stock of EduTrek. During the week of March 27, 2000, CEC management and its representatives visited Atlanta for additional due diligence.

   On March 29, 2000, CEC advised EduTrek that it was ceasing negotiations with EduTrek regarding a possible transaction and filed a registration statement with the Securities and Exchange Commission for a public offering of its shares.

   In its Annual Report on Form 10-K filed on March 30, 2000, EduTrek discussed in detail its financial difficulties, including that it was not in compliance with Department of Education financial responsibility standards and that it had received a "going concern" qualification from its auditors.

   Throughout the period from September 1999 to April 2000, EduTrek continued to receive inquiries and engage in preliminary discussions with several parties concerning a wide range of business combinations and strategic transactions. No agreements were reached with any party.

   On May 3, 2000, Robinson-Humphrey sent a letter to all of the parties who had previously expressed serious interest in a transaction with EduTrek requesting that by May 8, 2000 each party submit a firm price it was willing to pay for EduTrek as a whole, and a commitment to provide a $5.0 million short-term loan to be funded immediately to provide EduTrek with additional working capital for the summer months.

   Three parties initially submitted bids, but only one was willing to make the working capital loan. CEC did not submit a bid. On May 15, 2000, CEC orally expressed an interest in acquiring EduTrek for $4.50 per share payable in some combination of cash and stock, but indicated that it would not provide a loan as part of a possible transaction. The bid that included the loan proposed to purchase EduTrek's London campus only for $27.0 million in cash.

   The EduTrek board of directors met on May 15 and 16, 2000 to discuss the bids. The EduTrek board of directors deemed it essential to obtain the $5.0 million loan in order to fund working capital through the summer and therefore instructed Mr. Bostic to negotiate a transaction with the bidder willing to provide a loan on the terms proposed.

   On May 30, 2000, EduTrek entered into a letter of intent with the third party bidder. Consummation of the transaction was subject to regulatory approval and the negotiation of a definitive agreement. The letter of intent prohibited EduTrek from negotiating with any other party for the sale of all or part of the company until July 31, 2000. Also on May 30, the third party loaned EduTrek $5.0 million on a secured basis which was due on November 30, 2000. As a result of the execution of the letter of intent, EduTrek and CEC ceased discussions regarding a possible transaction.

   Between May 30 and July 31, 2000, representatives of EduTrek and the third party engaged in negotiations toward a purchase of the London campus. On July 31, 2000, EduTrek agreed to extend the exclusivity of the letter of intent until August 7, 2000 to allow for final efforts to overcome problems with the continuing accreditation of the London campus under the terms of the sale to the third party and to allow the parties to negotiate a larger transaction. On August 7, 2000, the third party letter of intent expired without the execution of a definitive agreement as a result of regulatory concerns regarding the continuing accreditation of the London campus under the ownership by the third party.

   On August 8, 2000, Mr. Bostic telephoned Mr. Larson to renew discussions, now focused on the acquisition of all of the stock of EduTrek, to avoid the regulatory difficulties encountered previously with respect to the maintenance of accreditation and eligibility under the federal student financial aid programs.

   On August 16, 2000, Mr. Bostic and Mr. Horn, along with representatives of Robinson-Humphrey, met with Mr. Larson and Mr. Steele to discuss a possible merger transaction between the companies. Although no agreement on any terms of a proposed transaction was reached at that meeting, Mr. Bostic and Mr. Larson agreed to continue discussing the possibility of the merger and possible terms of the transaction.

   On August 18, CEC sent EduTrek a matrix which outlined potential values for EduTrek based on EduTrek's estimated pre-tax income.

   During this time, EduTrek was facing a severe seasonal liquidity shortfall. Mr. Bostic initiated discussions with a group of three individual investors unaffiliated with either EduTrek or CEC with regard to a possible cash infusion through the purchase of $2.5 million of EduTrek class A common stock.

   On August 30, 2000, CEC's counsel Katten Muchin Zavis, delivered to EduTrek and its counsel, a first draft of a proposed merger agreement. On August 31, 2000, representatives of CEC, including Mr. Larson, and Mr. Steele and representatives of Credit Suisse First Boston and Katten Muchin Zavis, met with Mr. Bostic and Mr. Horn and representatives of Robinson-Humphrey and EduTrek's legal counsel, Cadwalader, Wickersham & Taft and Smith, Gambrell & Russell, LLP. Mr. Larson and Mr. Steele presented CEC's financial model of EduTrek's value and indicated that, based on this model, CEC was in a position to offer to acquire all outstanding shares of EduTrek in exchange for 1,000,000 shares in CEC common stock. Mr. Bostic consulted with his advisors and informed Mr. Larson that the offer was inadequate.

   On September 5, 2000, Mr. Bostic sent a letter to Mr. Larson, challenging the assumptions supporting CEC's valuation of EduTrek.

   On September 7, 2000, Mr. Larson responded by letter to Mr. Bostic, disagreeing with Mr. Bostic's analysis but increasing the CEC indication of interest to 1,200,000 shares of CEC common stock in exchange for all of the stock of EduTrek. On the same day, Mr. Bostic advised the EduTrek board of directors of CEC's latest proposal and of EduTrek's continuing liquidity difficulties and need for an immediate cash infusion to provide working capital. Mr. Bostic informed the EduTrek board of directors of the status of negotiations on the capital infusion and also of the requirement of the three investors that Mr. Bostic personally invest along with the three investors. The EduTrek board of directors instructed Mr. Bostic to continue to pursue the transaction with CEC as well as the capital infusion transaction with the three investors and Mr. Bostic.

   On September 8, the EduTrek board of directors approved the sale of an aggregate of 1,379,311 shares of EduTrek class A common stock to the three investors and Mr. Bostic for an aggregate purchase price of $2.5 million. This transaction was consummated on September 11, 2000.

   On September 13, 2000, Mr. Bostic sent a letter to Mr. Larson advising him of the consummation of the equity infusion and asking that CEC's offer be revised to give consideration to the value of additional shares of class A common stock issued to cover the $2.5 million shortfall in working capital.

   On September 20, 2000, Mr. Bostic and EduTrek's counsel met in Chicago with Mr. Steele and CEC's counsel for detailed discussions concerning the terms of the potential transaction. At this meeting, CEC revised its proposal to include, in addition to 1,200,000 shares of CEC common stock, $2.5 million in cash and allowing EduTrek's board of directors to accelerate all outstanding EduTrek stock options and pay the in-the-money portion of those options as part of the transaction.

   On October 10, 2000, Mr. Larson and Mr. Steele met with the EduTrek board of directors to present his proposal and to provide his vision for the combined operations of the companies.

   On October 18, 2000, Mr. Bostic and Mark Tobin, Vice President of Student Finance and Regulatory Affairs of CEC, met with Department of Education staff members in Atlanta to discuss regulatory issues relating to the proposed transaction.

   During the period from September 1, 2000 through October 24, 2000, definitive documents for the proposed transaction were drafted, discussed and negotiated by the various parties and their respective legal, investment banking and accounting advisors. During that period, meetings and conferences took place in Chicago and Atlanta and via telephone for the negotiation of the merger agreement, legal and accounting issues, due diligence and other related purposes.

   On October 19, 2000, Mr. Bostic and Mr. Steele spoke by telephone with a representative of EduTrek's primary lender in order to obtain assurances that as long as CEC and EduTrek used reasonable efforts to

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consummate the merger, the lender would extend the November 30, 2000 maturity of EduTrek's credit facility. Although a definitive agreement to such effect was not reached, EduTrek and CEC were encouraged and continued to work toward such an agreement.

   On October 23 and 24, 2000, the EduTrek board of directors met to discuss the proposed merger, including the pricing and other key terms of the merger agreement. EduTrek's legal counsel reviewed the proposed merger agreement with the board of directors. At that meeting, Robinson-Humphrey made a presentation as to the fairness of the transaction to the EduTrek shareholders from a financial point of view. After reviewing all of the various factors in its assessment of the proposed merger, Robinson-Humphrey indicated that in its opinion, the proposed purchase price would be fair from a financial point of view to EduTrek shareholders. After careful consideration of the structure, terms and conditions of the proposed merger, the EduTrek board of directors unanimously approved the proposed transaction as in the best interests of EduTrek shareholders.

   On October 23, 2000, the CEC board of directors met to discuss the proposed merger, including the pricing and other key terms of the merger agreement. CEC's legal counsel reviewed the proposed merger agreement with the board of directors. At that meeting, Credit Suisse First Boston made a presentation regarding its valuation analysis and delivered its oral opinion (which was subsequently confirmed in writing) that, as of that date and on the basis and subject to the matters reviewed with the CEC board of directors, the consideration to be paid by CEC pursuant to the merger agreement was fair from a financial point of view to CEC. After careful consideration of the structure, terms and conditions of the proposed merger, the CEC board of directors unanimously approved the proposed transaction as in the best interests of CEC.

   On October 24, 2000, EduTrek and CEC finalized and executed the merger agreement and all related agreements and documents. A public announcement of the proposed merger was made late that day by joint press release.

Reasons for the Merger

   In making its recommendation, the EduTrek board of directors considered a number of factors, including, without limitation, the factors mentioned in the section entitled "Background of the Merger" above, and the following:

  . The financial and other terms of the merger, the merger agreement and the related transaction agreements.

  . The historical and recent market prices for EduTrek class A common stock and CEC common stock, and that the 0.0901 shares of CEC plus $0.1877 to be exchanged per EduTrek share of stock in the merger represented a 58.05% premium over the $2.00 closing price of the EduTrek class A common stock on the over-the-counter bulletin board on October 23, 2000. This represented a 94.52% premium over the $1.625 closing price of the EduTrek class A common stock on March 28, 2000, the last trading day prior to EduTrek's announcement that it had engaged Robinson-Humphrey as its financial advisor to advise the board of directors on various strategic alternatives.

  . The oral opinion of Robinson-Humphrey, received by the board on October 23 and 24, 2000, which was subsequently confirmed by its written opinion, that as of the date of the opinion, the consideration to be received by EduTrek shareholders was fair from a financial point of view. A copy of Robinson-Humphrey's written opinion, dated October 24, 2000, which sets forth the procedures followed, the matters reviewed and the assumptions made by Robinson-Humphrey, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. EduTrek shareholders are urged to read the Robinson-Humphrey opinion in its entirety.

  . EduTrek's current financial condition and the dilution of the EduTrek shareholders that would be inherent in any recapitalization of EduTrek as an independent entity. As a continuing independent entity, EduTrek would face significant challenges obtaining funds to make near-term required principal payments on its indebtedness, to expand the company and to create sufficient financial reserves to ensure operations without disruption and to provide adequate funds to support a marketing

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

     program, all on terms more acceptable to current shareholders than those provided in the merger agreement.

  . The anticipated timing of the consummation of the merger, especially as it relates to the required principal payments under EduTrek's credit agreement and other significant debt.

  . The current prospects for appreciation in the value of EduTrek's stock, especially given the delisting of the stock from the Nasdaq National Market and the lack of certainty as to when sustained profitability could be attained and when the effect of recent losses would be removed from the valuation of EduTrek's stock. Additionally, the merger provides an opportunity for EduTrek's shareholders to participate in a company with higher trading volumes, Nasdaq National Market listing and enhanced liquidity.

  . The advice of Robinson-Humphrey with respect to the strategic alternatives available to EduTrek, including remaining an independent company, the possibility of mergers with other companies and other extraordinary corporate transactions, as well as the risks and uncertainties associated with these alternatives. The EduTrek board of directors considered the results of the process that had been conducted by Robinson-Humphrey and EduTrek's management to assist the board of directors in its evaluation of strategic alternatives, including the fact that confidential information had been provided to nine potentially interested parties.

  . The fact that EduTrek shareholders will receive equity in CEC, a well-capitalized leader in the for-profit higher education industry. The EduTrek board of directors believed that the degreed university business contributed by EduTrek would enhance the value of CEC, and that the financial and managerial capabilities of CEC would enhance and extend the value of the businesses contributed by EduTrek.

  . The fact that CEC's commitment to quality education and favorable student outcomes is consistent with the traditions of AIU.

  . The high likelihood that the proposed merger would be consummated, particularly in light of CEC's reputation, the availability of valuable equity consideration to finance the transaction, and the likely approvals by regulatory authorities, including the Department of Education, SACS and state regulatory authorities. The EduTrek board of directors also considered the lack of any financing condition in the merger agreement and the ability of CEC to terminate the merger agreement only in limited circumstances.

  . The EduTrek board of director's belief that, as a strategic matter, EduTrek should align itself with an industry leader that could supply prospective students to EduTrek's campuses, and that CEC would provide this assistance.

  . The commercial impact of EduTrek having access to CEC's marketing and enrollment management processes, as well as increased cash resources to fund those efforts.

  . The opportunity to reduce costs through economies of scale, for increased leverage with third party providers and to eliminate redundant general and administrative costs.

  . The opportunity for EduTrek shareholders to receive shares of CEC common stock in a tax-free reorganization, other than taxes payable on the gain, if any, on the cash portion of the merger consideration and cash paid in lieu of fractional shares.

  . The failure of the attempt to sell the traditional campuses or the London campus individually due to regulatory concerns, and the possibility that other significant asset sales might fail for similar reasons.

  . The belief by the EduTrek board of directors that the merger was fair and equitable to, and presented an attractive valuation for, the EduTrek shareholders. Factors considered included the fixed number of shares to be exchanged, the size of the termination fee and the circumstances under which it is payable, and the board of directors' favorable view of CEC's future prospects.

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

   The EduTrek board of directors also considered potential detriments involved in the merger, which include, but are not limited to, the following:

  . The conditions imposed by the merger agreement limiting EduTrek's ability to consider other proposals by third parties and requiring EduTrek to pay a $3.0 million termination fee under specified circumstances, which might make it more difficult for EduTrek to engage in a transaction superior to that contemplated by the merger agreement.

  . The risks inherent in the fluctuating stock price of CEC's shares on the Nasdaq National Market, and the possibility that EduTrek shareholders wishing to sell those shares might not always be able to obtain a price satisfactory to the shareholders.

  . The potential disruption of EduTrek's business that might result from the announcement of the merger.

  . Possible difficulties of integrating the operations, management and corporate cultures of EduTrek and CEC.

The EduTrek board of directors, however, determined that the foregoing detriments were outweighed by the potential benefits of the merger described above.

   The foregoing discussion of the information and factors considered and given weight by the EduTrek board of directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation and approval of the merger agreement, the EduTrek board of directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the EduTrek board of directors may have assigned different weights to different factors.

   In light of all the factors set forth above, the EduTrek board of directors unanimously approved the transactions contemplated by the merger agreement. In evaluating the merger, the board of directors concluded that the prospects for company growth and the realization of shareholder value would be maximized by entering into the merger agreement with CEC, while, at the same time, substantially addressing the financial challenges of EduTrek.

Opinion of Financial Advisor to EduTrek


   Under an engagement letter dated August 30, 2000, EduTrek retained Robinson-Humphrey to deliver a fairness opinion in connection with the proposed merger. EduTrek selected Robinson-Humphrey based on Robinson-Humphrey's qualifications, expertise and reputation, as well as Robinson-Humphrey's investment banking relationship and familiarity with EduTrek. Robinson-Humphrey delivered its written opinion letter that, based upon and subject to various considerations set forth in the opinion, as of October 24, 2000, the consideration in the proposed merger was fair to the EduTrek shareholders from a financial point of view. No limitations were imposed by the EduTrek board of directors upon Robinson-Humphrey with respect to the investigations made or the procedures followed by Robinson-Humphrey in rendering its opinion. All references below to Robinson-Humphrey's opinion refer to Robinson-Humphrey's written opinion letter dated October 24, 2000, unless otherwise indicated.

   The full text of the opinion of Robinson-Humphrey, which sets forth the assumptions made, matters considered and limits on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. EduTrek shareholders are urged to read the opinion carefully in its entirety. Robinson-Humphrey's opinion is addressed to the EduTrek board of directors, is directed only to the proposed consideration and does not constitute a recommendation to any shareholder of EduTrek as to how the shareholder should vote. The summary of the opinion of Robinson-Humphrey set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

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

   In arriving at its opinion, Robinson-Humphrey (1) reviewed a draft of the merger agreement dated October 20, 2000; (2) reviewed certain publicly available information concerning EduTrek and CEC; (3) reviewed certain internal financial statements and other financial and operating data concerning EduTrek and CEC furnished to Robinson-Humphrey by EduTrek and CEC, respectively; (4) conducted discussions with members of EduTrek and CEC management concerning their respective businesses, operations, present conditions and prospects; (5) reviewed the trading history of both EduTrek class A common stock and CEC common stock; (6) reviewed the historical market prices for the class A common stock of EduTrek and the common stock of CEC and compared them with those of other publicly traded companies which Robinson-Humphrey deemed to be reasonably similar to EduTrek and CEC; (7) compared the historical results of operations and present financial condition of EduTrek and CEC with those of certain publicly traded companies which Robinson-Humphrey deemed to be reasonably similar to EduTrek and CEC; (8) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions which Robinson-Humphrey deemed relevant; (9) performed financial analyses with respect to EduTrek's and CEC's projected future operating performance; and (10) reviewed other financial statistics and analyses and performed other investigations and took into account other matters as Robinson-Humphrey deemed appropriate.

   Robinson-Humphrey relied upon the accuracy and completeness of the financial and other information used by Robinson-Humphrey in arriving at its opinion without independent verification. With respect to the financial forecasts/projections of EduTrek and CEC, Robinson-Humphrey assumed that such information had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of EduTrek and CEC as to the future financial performance of EduTrek and CEC, respectively. Robinson-Humphrey noted that EduTrek management projections assumed a debt refinancing with similar financial terms to the existing obligations but with extended maturities. There are no assurances that EduTrek management could refinance these existing debt obligations or obtain the refinancing terms assumed in their projections. Furthermore, there are no assurances that various educational regulatory agencies would not take material actions against EduTrek including, but not limited to, the Department of Education requiring a letter of credit or other financial remedies to bring EduTrek in compliance with its regulations. In arriving at its opinion, Robinson-Humphrey conducted only a limited physical inspection of the properties and facilities of EduTrek and CEC, and Robinson-Humphrey did not make or obtain any evaluations or appraisals of the assets or liabilities of EduTrek or CEC.

   Robinson-Humphrey's opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated as of October 24, 2000. The financial markets in general and the markets for the class A common stock of EduTrek and the common stock of CEC, in particular, are subject to volatility, and Robinson-Humphrey's opinion did not purport to address potential developments in the financial markets or the markets for the class A common stock of EduTrek or the common stock of CEC after the date thereof. The opinion did not address the underlying business decision of EduTrek or CEC to effect the merger. Robinson-Humphrey assumed that the merger would be consummated on the terms described in the draft merger agreement, dated October 20, 2000, without any changes in or waiver of any material terms or conditions by EduTrek or CEC.

   In connection with the preparation of its fairness opinion, Robinson-Humphrey performed financial and comparative analyses, the material portions of which are summarized below. The summary set forth below includes the financial analyses used by Robinson-Humphrey and deemed to be material, but does not purport to be a complete description of the analyses performed by Robinson-Humphrey in arriving at its opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and therefore, such an opinion is not readily susceptible to partial analysis or summary description. In addition, Robinson-Humphrey believes that its analyses must be considered as an integrated whole, and that selecting portions of such analyses and the factors considered by it, without considering all of such analyses and factors, could create a misleading or an incomplete view of the process underlying its analyses set forth in the opinion.

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

In performing its analyses, Robinson-Humphrey made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of EduTrek or CEC. Any estimates contained in such analyses are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the price at which such companies may actually be sold, and these estimates are inherently subject to uncertainty. No public company utilized as a comparison is identical to EduTrek or CEC. An analysis of the results of such a comparison is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading values of companies to which EduTrek and CEC are being compared.

   The following is a summary of certain analyses performed by Robinson-Humphrey in connection with rendering its opinion. For calculations of EduTrek's implied equity value per share, Robinson-Humphrey relied on management's representation that 13,318,169 common shares were outstanding as of October 24, 2000.

   Historical Stock Price Analysis. As it pertains to EduTrek, Robinson-Humphrey analyzed the prices at which EduTrek's class A common stock has traded since October 25, 1999. Since October 25, 1999, the high closing price was $2.69 and the low closing price was $0.56. For the periods ending October 24, 2000, the 90-day average closing stock price was $1.73, the 60-day average closing stock price was $1.99, the 30-day average closing stock price was $2.28 and the 5-day average closing stock price was $2.01. As it pertains to CEC, Robinson-Humphrey analyzed the prices at which CEC's common stock has traded since October 25, 1999. Since October 25, 1999, the high closing price was $44.50 and the low closing price was $11.00. For the periods ending October 24, 2000, the 90-day average closing stock price was $32.78, the 60-day average closing stock price was $36.49, the 30-day average closing stock price was $39.17 and the 5-day average closing stock price was $34.41. Based on CEC's closing stock price of $34.63 per share on October 24, 2000 and the proposed merger's implied equity value per share of $3.31 for EduTrek's class A common stock, Robinson-Humphrey calculated a per share premium of 43.0% over EduTrek's closing stock price of $2.31 on October 24, 2000. The implied equity value per share for EduTrek of $3.31 also represented a premium of 64.3%, 45.4% and 66.2% to EduTrek's average closing stock price over the 5-day, 30-day and 60-day periods, respectively.

   Comparable Public Company Analysis. Robinson-Humphrey reviewed and compared certain publicly available financial, operating and market valuation data for selected publicly traded companies to the corresponding financial and operating data for EduTrek and CEC. Robinson-Humphrey included the following companies in its comparable public company analysis: Apollo Group, Inc., DeVry, Inc., CEC, Corinthian Colleges, Inc., Education Management Corp., ITT Educational Services, Inc., Nobel Learning Communities, Inc., Strayer Education, Inc. and Sylvan Learning Systems, Inc. When a similar analysis was prepared for CEC, Robinson-Humphrey included EduTrek in the peer group for the comparable public company analysis. Robinson-Humphrey noted that none of the comparable public companies were identical to EduTrek or CEC and that, accordingly, the analysis of comparable public companies necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of comparable companies. Robinson-Humphrey calculated various financial ratios and multiples based upon the closing prices of the common stock of the comparable companies as of October 24, 2000, the most recent publicly available information for the various companies and information concerning the projected financial results of the various companies, as promulgated by equity research analysts of nationally recognized investment banking firms. The following valuation ratios were used in determining implied equity values per share of EduTrek and CEC: (1) current market price to latest twelve months ("LTM") earnings per share, current market prices to calendar 2000 and 2001 earnings per share estimates, based on the mean of publicly available earnings estimates of research analysts as provided by First Call Investor Service, and current market price to book value and (2) firm value (defined as equity value plus debt and preferred stock minus cash and marketable securities) to LTM revenues, LTM earnings before interest and taxes ("EBIT") and LTM earnings before interest, taxes, depreciation and amortization ("EBITDA"). Robinson-Humphrey averaged the multiples of the publicly traded comparable companies in order to apply

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

these multiples to EduTrek's and CEC's values, respectively. To accurately reflect average values for statistical purposes, Robinson-Humphrey excluded certain outlying values that differed from the relative grouping of the other values. Robinson-Humphrey believed that these outlying values for certain companies reflect temporary market aberrations that can skew mean values. Robinson-Humphrey applied these valuation ratios to EduTrek's (1) LTM adjusted net income and projected calendar 2000 and 2001 adjusted net income per share, as adjusted to give effect to tax benefits resulting from the continued use of net operating loss carry forwards and (2) LTM revenues, LTM EBIT and LTM EBITDA, as adjusted to exclude one time restructuring costs. Robinson-Humphrey used in its analysis estimates of EduTrek's projected adjusted net income per share prepared by EduTrek management. Robinson-Humphrey noted that EduTrek incurred a net loss, an EBIT loss, and an EBITDA loss in the LTM and therefore valuations based on LTM net income, LTM EBIT and LTM EBITDA produced negative values. Robinson-Humphrey also noted that EduTrek management was also projecting a net loss for calendar 2000 and, therefore, when the valuation based on projected 2000 net income was calculated a negative valuation was produced. Robinson-Humphrey calculated a range of implied equity values for EduTrek of $0.00 to $15.64 per share. In a similar analysis for CEC, Robinson-Humphrey applied the above valuation ratios to CEC's (1) LTM net income and projected calendar 2000 and 2001 net income per share and (2) LTM revenues, LTM EBIT and LTM EBITDA. Robinson-Humphrey used in its analysis estimates of CEC's projected net income per share prepared by CEC management. Robinson-Humphrey calculated a range of implied equity values for CEC of $22.12 to $54.49 per share.

   Analysis of Selected Mergers and Acquisitions. Robinson-Humphrey reviewed and analyzed the consideration paid in 45 selected mergers and acquisitions since January 1, 1997. The mergers and acquisitions reviewed by Robinson-Humphrey included: Sylvan Learning Systems, Inc.'s acquisition of Wall Street Institute Intl., Canter & Associates, Ivy West Educational, Universidad Europa da Madri, and Schulerhilfe; Quest Education Corporation's acquisition of undisclosed Iowa Colleges; Provant, Inc.'s acquisition of Project Management Services; Nobel Learning Communities Inc.'s acquisition of Rainbow World School, Cross Creek School, 3 Arizona Schools, 2 Schools in Georgia and Florida, 2 Pre-schools, The Activities Club and Houston Learning Academics; Kaplan Inc.'s acquisition of Quest Education Corporation; Harcourt General Inc.'s acquisition of National Education Corporation; Hanover International PLC's acquisition of Birchin International--Training; Franklin Quest Company's acquisition of Covey Leadership Center; Educational Medical, Inc.'s acquisition of Hesser College and CHI Institutes; Education Management Corporation's acquisition of American Business and Fashion and Massachusetts Communications; DeVry Inc.'s acquisition of CPA Review Program, Conviser Duffy CPA Review and Denver Technical College; CRT Group PLC's acquisition of Harley-West Associates Ltd.; Corithian Colleges Inc.'s acquisition of Computer Training Academy, Educorp Inc., Academy of Business Inc., Georgia Medical Institute and Harbor Medical College; Computer Learning Center's acquisition of Markerdown Corporation; Children's Comprehensive's acquisition of Somerser Educational Services; CEC's acquisition of Retter Business College, SoftTrain Institute, Washington Business School, California Culinary Academy, McIntosh College, Briarcliffe College, Brooks Institute of Photography and Harrington Institute of International Design; BPP Holdings PLC's acquisition of Hyperion Training Ltd.; Berlitz International Inc.'s (Benesse Corp.) acquisition of ELS Educational Services Inc.; BBA Group PLC's acquisition of Oxford Aviation Holdings Ltd.; Apollo Group Inc.'s acquisition of College For Financial Planning. Robinson-Humphrey noted that none of the selected transactions reviewed were identical to the proposed merger and that, accordingly, the analysis of comparable transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the acquisition values of comparable transactions. For the transactions involving target companies for which financial information was available, Robinson-Humphrey calculated firm value as a multiple of LTM revenues, LTM EBIT and LTM EBITDA and transaction equity value as a multiple of LTM net income. Robinson-Humphrey averaged the multiples for the selected merger and acquisition transactions in order to apply these multiples to EduTrek's values. To accurately reflect average values for statistical purposes, Robinson-Humphrey excluded certain outlying values that differed from the relative groupings of the other values. Robinson-Humphrey believed that these outlying values for certain transactions reflected aberrations that could skew mean values. Robinson-Humphrey noted that EduTrek

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incurred a net loss, an EBIT loss, and an EBITDA loss in the LTM and therefore valuations based on LTM net income, LTM EBIT and LTM EBITDA produced negative values. Robinson-Humphrey applied the resulting purchase price multiples to EduTrek LTM revenues, EBITDA, EBIT, and net income. Robinson-Humphrey derived a range of implied equity values for EduTrek of $0.00 to $7.86 per share using purchase price multiples. In a similar analysis for CEC, Robinson-Humphrey derived a range of implied equity values for CEC of $19.16 to $35.83 per share using purchase price multiples.

   Acquisition Premium Analysis. Robinson-Humphrey analyzed the premiums paid for 88 mergers and acquisitions of publicly traded companies with transactions in the range of $40.0 million to $80.0 million that were completed since September 1, 1998. The average premiums paid over the targets' closing stock prices one trading day prior to the announcement date, one week prior to the announcement date and four weeks prior to the announcement date were 36.0%, 43.8% and 53.7%, respectively. Robinson-Humphrey applied these premiums to EduTrek's closing stock price as of October 24, 2000. The implied equity values for EduTrek based upon the average percent premiums paid one day, one week and four weeks prior to the announcement date applied to EduTrek's closing stock price on the corresponding dates listed above ranged from $3.14 to $3.55 per share.

   Discounted Cash Flow Analysis. Robinson-Humphrey calculated a range of net present values of EduTrek's projected free cash flows, defined as earnings before interest after taxes plus depreciation and amortization, less capital expenditures and any increase in net working capital, from December 31, 2000 to December 31, 2004 using discount rates ranging from 15% to 25%. Robinson-Humphrey calculated a range of net present values of EduTrek's terminal values using the same range of discount rates and multiples ranging from 8.0x to 10.0x projected calendar 2004 EBITDA. The present values of the free cash flows were then added to the corresponding present values of the terminal values. Robinson-Humphrey then subtracted EduTrek's net debt as of June 30, 2000, defined as total debt less cash and cash equivalents. Robinson-Humphrey also developed two scenarios based on EduTrek management's projections. These scenarios considered the sensitivity of EduTrek management's projections to reductions in revenue. Using a range of discount rates and a range of 2004 EBITDA multiples, Robinson-Humphrey calculated a range of net present equity values for EduTrek of $0.17 to $14.77 per share. Robinson-Humphrey noted that EduTrek management's projections assumed the continuation of the current debt financing with extended maturities as well as no impact to its capital structure from actions by regulatory agencies. Robinson-Humphrey believes that there can be no assurance the projections can be achieved without an equity infusion based on the EduTrek's current financial and operating position. In a similar analysis for CEC, Robinson-Humphrey calculated a range of net present values of CEC's projected free cash flows, defined as earnings before interest after taxes plus depreciation and amortization, less capital expenditures and any increase in net working capital, from December 31, 2000 to December 31, 2004 using discount rates ranging from 10% to 20%. Robinson-Humphrey calculated a range of net present values of CEC's terminal values using the same range of discount rates and multiples ranging from 8.0x to 10.0x projected calendar 2004 EBITDA. The present values of the free cash flows were then added to the corresponding present values of the terminal values. Robinson-Humphrey then subtracted CEC's net debt, defined as total debt less cash and cash equivalents. Using a range of discount rates and a range of 2004 EBITDA multiples, Robinson-Humphrey calculated a range of net present equity values for CEC of $39.92 to $66.82 per share.

   Pro Forma Merger Analysis. Robinson-Humphrey considered certain pro forma financial effects on CEC resulting from the proposed transaction for the projected year ending December 31, 2001. Robinson-Humphrey performed this analysis using projections for EduTrek and CEC provided by EduTrek's and CEC's management, respectively. Robinson-Humphrey assumed that the proposed merger would be accounted for under the purchase method of accounting and would be consummated as of January 1, 2001. Based upon the closing price of CEC's common stock on October 24, 2000, the resulting implied equity purchase price of $3.31 per EduTrek class A common share and the pro forma increase in outstanding common shares of CEC as a result of the proposed merger, the proposed merger was determined to be dilutive to CEC's projected earnings per share for the year ending December 31, 2001.

   The summary set forth above does not purport to be a complete description of the analyses or data presented by Robinson-Humphrey. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Robinson-Humphrey believes that the summary set forth above and the analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. Robinson-Humphrey based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The preparation of fairness opinions does not involve a mathematical or weighing of the results of the individual analyses performed, but requires Robinson-Humphrey to exercise its professional judgment
- based on its experience and expertise--in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Robinson-Humphrey was carried out in order to provide a different perspective on the transaction and to add to the total mix of information available. Robinson-Humphrey did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness. Rather, in reaching its conclusion, Robinson-Humphrey considered the results of the analyses in light of each other and ultimately reached its conclusion based on the results of all analyses taken as a whole. Robinson-Humphrey based its analyses on assumptions it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which Robinson-Humphrey based its analyses are set forth above under the description of each such analysis. Robinson-Humphrey's analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, Robinson-Humphrey's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

   In the past, Robinson-Humphrey has been engaged by EduTrek as an underwriter and financial advisor and has received customary fees for its services. In the ordinary course of Robinson-Humphrey's business, Robinson-Humphrey and its affiliates may actively trade in the equity securities of EduTrek for its own accounts and for the accounts of its customers and, accordingly, may at any time hold a long or a short position in such securities.

   EduTrek engaged Robinson-Humphrey to render to the EduTrek board of directors an opinion with respect to the fairness, from a financial point of view, to EduTrek's common shareholders of the consideration to be received in the proposed merger. EduTrek has agreed to pay Robinson-Humphrey a financial advisory fee of $400,000 for this service. Robinson-Humphrey will also receive a fee equal to 1.0% of the total consideration to be paid at closing. EduTrek has agreed to reimburse Robinson-Humphrey for reasonable expenses incurred by Robinson-Humphrey, including fees and disbursements of counsel, and to indemnify Robinson-Humphrey against certain liabilities in connection with its engagement, including liabilities under the federal securities laws.

Opinion of Financial Advisor to CEC

   On August 29, 2000, CEC engaged Credit Suisse First Boston to act as CEC's exclusive financial advisor in connection with the merger. CEC selected Credit Suisse First Boston based on Credit Suisse First Boston's experience, expertise and reputation and its familiarity with CEC's business. Credit Suisse First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

   On October 23, 2000, at a meeting of the CEC board of directors, Credit Suisse First Boston rendered to the CEC board of directors its oral opinion, which it subsequently confirmed by delivery of a written opinion dated October 23, 2000, that, as of the date of the opinion and on the basis and subject to the matters reviewed with the CEC board of directors, the consideration to be paid by CEC pursuant to the merger agreement was fair from a financial point of view to CEC.

   The full text of Credit Suisse First Boston's opinion, dated October 23, 2000, to the CEC board of directors, which sets forth assumptions made, procedures followed, matters considered and qualifications and limitations of the scope of review undertaken, is attached as Annex C and is incorporated into this proxy statement/prospectus by reference. Shareholders are urged to read this opinion carefully and in its entirety. Credit Suisse First Boston's opinion is addressed to the CEC board of directors and relates only to the fairness from a financial point of view to CEC of the consideration to be paid by CEC pursuant to the merger agreement, does not address any other aspect of the merger, and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the merger. The summary of Credit Suisse First Boston's opinion in this document is qualified in its entirety by reference to the full text of the opinion.

   In connection with its opinion, Credit Suisse First Boston, among other things:

  . reviewed certain publicly available business and financial information relating to EduTrek and CEC, as well as a draft dated October 20, 2000 of the merger agreement and a draft dated October 20, 2000 of the voting agreement;

  . reviewed other information, including financial forecasts, provided to Credit Suisse First Boston by EduTrek and CEC;

  . met with the managements of EduTrek and CEC to discuss the business and prospects of EduTrek and CEC, respectively;

  . considered certain financial and stock market data of EduTrek and CEC and compared that data with similar data for other publicly held companies in businesses similar to those of EduTrek and CEC;

  . considered the financial terms of certain other business combinations and other transactions which had recently been effected; and

  . considered other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

   In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the information that was provided to or otherwise reviewed by it and relied on that information being complete and accurate in all material respects. With respect to the financial forecasts, Credit Suisse First Boston assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of EduTrek and CEC as to the future financial performance of EduTrek and CEC, respectively. Credit Suisse First Boston also assumed that the merger agreement would conform to the draft reviewed by it in all respects material to its analysis. Credit Suisse First Boston was also informed and assumed that the merger will be treated as a tax-free reorganization for federal income tax purposes.

   Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of EduTrek, nor was it furnished with any such evaluations or appraisals. Credit Suisse First Boston's opinion was necessarily based on financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. Credit Suisse First Boston did not express any opinion as to the actual value of CEC common shares when issued to EduTrek shareholders pursuant to the merger or the prices at which CEC shares will trade subsequent to the merger.

   In preparing its opinion to the CEC board of directors, Credit Suisse First Boston performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Credit Suisse First Boston made qualitative judgments as to the significance and relevance of each analysis and factor that it considered.

Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

   In its analyses, Credit Suisse First Boston considered industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of CEC and EduTrek. No company, transaction or business used in Credit Suisse First Boston's analyses as a comparison is identical to CEC, EduTrek or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in Credit Suisse First Boston's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Credit Suisse First Boston's analyses and estimates are inherently subject to substantial uncertainty.

   Credit Suisse First Boston's opinion and financial analyses were only one of many factors considered by the CEC board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the CEC board of directors or management with respect to the merger.

   The following is a summary of the financial analyses performed by Credit Suisse First Boston in connection with the preparation of its opinion and reviewed with the CEC board of directors at its meeting held on October 23, 2000.

 Comparable Companies Analysis

   Credit Suisse First Boston compared certain financial, operating and stock market data of EduTrek to corresponding data of the following publicly traded education companies that Credit Suisse First Boston deemed to be comparable to
EduTrek:

  .  Apollo Group, Inc.

  .  CEC

  .  Corinthian Colleges, Inc.

  .  DeVry Inc.

  .  Education Management Corporation

  .  ITT Educational Services, Inc.

  .  Strayer Education, Inc.

For each of these companies, Credit Suisse First Boston calculated enterprise value as of October 20, 2000 (which Credit Suisse First Boston defined for purposes of this analysis as market capitalization plus total debt less cash and cash equivalents) as a multiple of estimated calendar year 2000 and 2001 revenue and earnings before interest, taxes, depreciation and amortization (commonly referred to as EBITDA), and equity value (which Credit Suisse First Boston defined for purposes of this analysis as market capitalization as of October 20, 2000) as a multiple of estimated calendar year 2000 and 2001 net income. Credit Suisse First Boston used publicly available information and Investext Equity Research concerning the historical and estimated financial data for the comparable companies other than CEC, estimated financial data for EduTrek provided by CEC's management and estimated financial data for CEC based on CEC's management operating projections and public equity research reports. Credit Suisse First Boston applied a range of revenue and EBITDA multiples for the comparable companies to corresponding financial data of EduTrek. This analysis indicated an implied enterprise value reference range of approximately $100 million to $140 million.

   None of the comparable companies is identical to EduTrek. Accordingly, an analysis of the results of the comparable companies analysis involves complex considerations of the selected comparable companies and other factors that could affect the public trading value of EduTrek and the comparable companies.

 Comparable Acquisitions Analysis

   Using publicly available information, Credit Suisse First Boston analyzed the implied revenue and EBITDA transaction multiples paid in the following merger and acquisition transactions in the education industry announced during the period from May 31, 1997 to June 27, 2000:

               Acquiror                                           Target
               --------                                           ------
     .  The Washington Post Company                  Quest Education Corporation
     .  CEC                                          California Culinary Academy, Inc.
     .  Bright Horizons Inc.                         CorporateFamily Solutions
     .  CEC                                          Katharine Gibbs Colleges

   In performing this analysis, Credit Suisse First Boston calculated enterprise values in the comparable transactions (which for purposes of this analysis was defined by Credit Suisse First Boston as the aggregate value of the consideration paid in the transaction) as multiples of latest 12 months revenue and EBITDA of the acquired company. All multiples were based on financial information available at the time the relevant transaction was announced. Credit Suisse First Boston applied a range of such multiples for the selected transactions to corresponding financial data of EduTrek. This analysis indicated an implied enterprise value reference range of approximately $60 million to $100 million.

   No company or transaction used in the above analysis is identical to EduTrek or the merger. Accordingly, an analysis of the results of the comparable transaction analysis involves complex considerations of the companies and the transactions involved and other factors that could affect the acquisition value of the companies and EduTrek.

 Discounted Cash Flow Analysis

   Using projected operating statistics for the fiscal years 2000 through 2002 provided by EduTrek management and projected operating statistics for the fiscal years 2000 through 2006 provided by CEC management and extrapolations thereof through the fiscal year 2010, Credit Suisse First Boston estimated the present value of the stand-alone, unlevered, after-tax free cash flows that EduTrek could produce on a stand-alone basis for that time period. Credit Suisse First Boston estimated a range of terminal values for EduTrek calculated based on terminal multiples of estimated fiscal year 2010 EBITDA of 7.0x to 8.0x. This terminal multiple range was chosen based on Credit Suisse First Boston's review of the public trading multiples of selected companies in the education industry and acquisition multiple precedents in the education industry. The free cash flows, along with the terminal values, were then discounted to present value using a discount range of 13% to 14%, based on EduTrek's estimated weighted average cost of capital. This estimate of EduTrek's weighted average cost of capital was selected based on a review of the weighted average cost of capital of selected publicly traded companies in the education industry and employed the capital asset pricing model. This analysis indicated implied enterprise value reference ranges for EduTrek of approximately $200 million to $240 million under the CEC management case and $220 million to $260 million under the EduTrek management case.

   As part of the discounted cash flow analysis, Credit Suisse First Boston also performed a sensitivity analysis by increasing and decreasing estimated future sales growth rates and EBIT margin by 10% for the fiscal years 2001 through 2010. This analysis indicated an implied equity value reference range for per share of EduTrek common stock of approximately $0.76 to $51.30 per share.

 Valuation Summary

   Taking into consideration each of the implied enterprise value ranges determined under the analyses described above, Credit Suisse First Boston determined that EduTrek's enterprise value reference range was

$125 million to $175 million and, after adjusting for debt and other liabilities of EduTrek, Credit Suisse First Boston determined that EduTrek's implied aggregate equity value reference range was $88 million to $138 million, with a per share range of $6.62 to $10.38.

   CEC has agreed to pay Credit Suisse First Boston for its financial advisory services a fee of approximately $750,000. CEC has also agreed to reimburse Credit Suisse First Boston for all of its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement. Credit Suisse First Boston has in the past performed certain investment banking services for CEC, for which Credit Suisse First Boston has received customary compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of both CEC and EduTrek for Credit Suisse First Boston's and its affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Accounting Treatment

   The merger will be accounted for by CEC as a "purchase" in accordance with generally accepted accounting principles. Consequently, the aggregate consideration paid by CEC in connection with the merger will be allocated to the surviving corporation's assets and liabilities based upon their fair values, with any excess being treated as goodwill. The revenues and expenses of EduTrek will be included in CEC's consolidated financial statements from the date of consummation of the merger.

Material Federal Income Tax Consequences

   The following summary discusses the material United States federal income tax consequences of the merger to CEC and EduTrek's shareholders. This discussion is based upon the United States Internal Revenue Code of 1986, Treasury regulations, administrative rulings and judicial decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The discussion assumes that the EduTrek shareholders currently hold their EduTrek stock and will continue to hold that stock as a capital asset within the meaning of section 1221 of the Internal Revenue Code. Further, the discussion does not address all aspects of United States federal income taxation that may be relevant to a particular shareholder in light of his, her or its personal investment circumstances or to shareholders subject to special treatment under the United States federal income tax laws, including:

  .  insurance companies;

  .  financial institutions or trusts;

  .  dealers in securities or foreign currency;

  .  traders that mark to market;

  .  tax-exempt organizations;

  . shareholders who hold their shares as part of a hedge, appreciated financial position, straddle or conversion transaction;

  . shareholders who acquired the EduTrek common stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; and

  . foreign corporations, foreign partnerships or other foreign entities and individuals who are not citizens or residents of the United States.

   Furthermore, this discussion does not consider the potential effects of any state, local or foreign tax laws.

   Neither CEC nor EduTrek has requested a ruling from the Internal Revenue Service with respect to any of the United States federal income tax consequences of the merger and, as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

   Holders of EduTrek stock are urged to consult their own tax advisors regarding the specific tax consequences to them of the merger, including the applicability and effect of federal, state, local and foreign income or other tax laws in their particular circumstances.

   Smith Gambrell & Russell, LLP will provide an opinion for the benefit of the shareholders of EduTrek regarding the income tax consequences of the merger to EduTrek shareholders. This tax opinion will be filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this proxy statement/prospectus is a part. The opinion will rely on assumptions, including assumptions regarding the absence of changes in existing facts and the completion of the merger in accordance with the proxy statement/prospectus and the merger agreement. The opinion will also rely on representations and covenants, including those contained in officers' certificates of EduTrek and CEC. Any change in currently applicable law, which may or may not be retroactive, or failure of any of the factual representations or assumptions to be true, correct and complete in all material respects, could affect the conclusions to be reached in the Smith Gambrell & Russell tax opinion. A form of this tax opinion is attached as Annex F to this proxy statement/prospectus.

   The conclusions to be reached in the Smith Gambrell & Russell tax opinion regarding the tax treatment to EduTrek shareholders are:

  .  the merger will constitute a "reorganization" within the meaning of
     Section 368(a) of the Internal Revenue Code, and EduTrek and CEC will each be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

  . an EduTrek shareholder will not recognize gain or loss as a result of the merger except as follows:

      . an EduTrek shareholder will recognize gain on the exchange equal to the lesser of (1) the cash portion of the merger consideration or (2) the gain which would have been recognized if the exchange were fully taxable;

      . an EduTrek shareholder who receives cash in lieu of a fractional share of CEC common stock will recognize gain or loss equal to the difference between the cash received and the tax basis allocable to the fractional share interest;

  . unless the exchange is deemed to have the effect of the distribution of a dividend, any gain recognized by an EduTrek shareholder as a result of the merger will be capital gain if the shareholder's EduTrek common stock is held as a capital asset at the effective time of the merger and will be long-term capital gain if the shareholder's EduTrek common stock has been held for more than one year at the effective time of the merger;

  . the tax basis of the shares of CEC common stock received in exchange for shares of EduTrek stock in the merger will be the same as the tax basis of the shares of EduTrek stock exchanged therefor (reduced by the tax basis allocable to any fractional shares for which cash is received), increased by any gain recognized on the exchange, including any gain treated as a dividend but other than gain attributable to fractional shares, and reduced by the amount of any cash received in the exchange, other than with respect to fractional shares; and

  . the holding period for shares of CEC common stock received in exchange for shares of EduTrek stock pursuant to the merger will include the holding period of the shares of EduTrek stock exchanged therefor.

   Unless you comply with specified reporting and/or certification procedures or are an exempt recipient under applicable provisions of the Internal Revenue Code and Treasury regulations, cash payments in exchange for your EduTrek stock in the merger may be subject to "backup withholding" at a rate of 31% for federal income tax purposes. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder's federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

   The preceding summary of the federal tax consequences of the merger does not purport to be a complete analysis or discussion of all potential tax effects relevant to the merger. This discussion is included for general information purposes only and may not apply to a particular shareholder in light of the shareholder's particular circumstances. You are urged to consult your own tax advisors as to the specific tax consequences to you of the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, foreign and other applicable tax laws and the effect of any proposed changes in the tax laws.

Regulatory Matters

   Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, CEC and EduTrek are prohibited from completing the merger until:

  . notifications are given to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice;

  . information is furnished to the Federal Trade Commission and the Antitrust Division; and

  .  specified waiting period requirements are satisfied or terminated.

   On October 27, 2000, in connection with the merger, CEC and EduTrek each filed a Pre-Merger Notification and Report Form under the Hart-Scott-Rodino Act with the Federal Trade Commission and the Antitrust Division of the United States Justice Department. The waiting period under the Hart-Scott-Rodino Act relating to the merger will expire on November 26, 2000.

   Even after the waiting period under the Hart-Scott-Rodino Act expires, at any time before or after the merger, the Antitrust Division or the Federal Trade Commission could, among other things, seek to enjoin the completion of the merger or seek the divestiture of substantial assets of CEC or EduTrek. Although CEC and EduTrek believe that the merger is legal under the United States antitrust laws, there can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if a challenge is made, that it would not be successful.

   Education Regulation. Completion of the merger is subject to approvals and notice requirements imposed by education regulatory and accrediting agencies. EduTrek and CEC are currently in the process of obtaining approval of the merger from SACS, licensing authorities in California, Florida, Georgia and the District of Columbia, as well as the Department of Education. Under the merger agreement, EduTrek must obtain all approvals and consents from governmental entities and accrediting bodies where necessary to complete the merger. Under Department of Education regulations, Department of Education approval, which effectively permits EduTrek to continue to access federal student financial aid program funding, can only be obtained after the merger has been consummated; however, if an institution timely files a materially complete application, it may avoid a cut-off in the funds it derives from the federal student financial aid programs. EduTrek, with the assistance of CEC, is presently working to file all required notices and obtain all required approvals. However, there can be no assurance that these approvals will be obtained.

Dissenters' Rights

   Pursuant to Sections 14-2-1301 through 14-2-1332 of the Georgia Business Corporation Code, a dissenting EduTrek shareholder who desires to object to the merger and to receive the fair value of his or her EduTrek stock in cash, may do so by complying with the provisions of Georgia law pertaining to the exercise of dissenters' rights. Only those EduTrek shareholders entitled to vote on the merger are entitled to dissent and receive the fair value of their shares. The following is not a complete statement of the method of compliance with the provisions of Georgia law and is qualified in its entirety by reference to such provisions, a copy of which is attached as Annex D to this proxy statement/prospectus.

   Georgia law provides that any EduTrek shareholder who has the right to vote on the merger and who desires to object to the merger and receive payment in cash for the fair value of his or her shares of EduTrek stock must deliver to EduTrek, prior to the EduTrek shareholder vote, written notice of his or her intent to demand payment of the fair value of his or her EduTrek shares if the merger is effectuated. Because the written demand must be delivered to EduTrek before EduTrek's special meeting, it is recommended, although not required, that a shareholder using the mail should use certified or registered mail, return receipt requested, to confirm that the shareholder has made a timely delivery. This proxy statement/prospectus and EduTrek's accompanying notice of special meeting will constitute the only notice of the date of EduTrek's special meeting. The notice must be delivered to:

                          EduTrek International, Inc.
                 6600 Peachtree-Dunwoody Road, Embassy Row 500
                             Atlanta, Georgia 30328
                         Attention: Corporate Secretary

   Further, the dissenting shareholder must not vote his or her shares in favor of the merger. The written objection requirement referred to above will not be satisfied under Georgia law by merely voting against the merger by proxy or in person at the EduTrek special meeting. Any holder of EduTrek stock who returns a signed proxy but fails to provide instructions as to the manner in which the shares are to be voted will be deemed to have voted in favor of the transaction and will not be entitled to assert dissenters' rights.

   If the merger is approved by the EduTrek shareholders, EduTrek is required to send a written dissenters' notice to each of the dissenting shareholders who filed a written notice of his or her intent to dissent and did not vote in favor of the merger. The dissenters' notice must (1) state where the dissenting shareholders' first payment demand must be sent and where and when certificates for certificated shares must be deposited, (2) inform the holders of uncertificated shares to what extent transfer of the shares will be restricted after payment demand is made, (3) state the date by which EduTrek must receive the first payment demand, which date shall be fixed by EduTrek and shall not be fewer than 30 nor more than 60 days after the date the dissenters' notice is delivered (4) contain a copy of Georgia law relating to dissenters' rights and
(5) a form which the dissenting shareholder may use to make a payment demand for his or her shares. Any dissenting shareholder who voted for or consented in writing to the merger shall not be entitled to a dissenters' notice from EduTrek or to receive payment of the fair value of his or her shares of EduTrek stock pursuant to the dissenters' rights provisions of Georgia law. EduTrek is required to send the dissenters' notice to each of the dissenting shareholders no later than ten days after the date on which the EduTrek shareholders vote to approve the merger. The dissenters' notice will be sent to each dissenting shareholder at his or her address as it appears in the stock transfer books of EduTrek or at any other address the dissenting shareholder supplies by notice to EduTrek.

   Each dissenting shareholder to whom EduTrek sends a dissenters' notice must make a first payment demand for his or her shares by written notice to EduTrek and deposit his or her share certificates in accordance with the terms of the dissenters' notice. The first payment demand must be made on the form supplied by EduTrek with the disenters' notice and must contain the name and address of the dissenting shareholder, the number of shares as to which the dissenting shareholder is demanding payment and a demand for payment to the dissenting shareholder of the fair value of his or her shares. Any dissenting shareholder who does not submit a first payment demand or deposit their shares as set forth in the dissenters' notice shall lose their rights to dissent and shall not be entitled to payment for his or her shares pursuant to the dissenters' rights provisions of Georgia law.

   Within ten days of the later of the closing of the merger or EduTrek's receipt of the first payment demand, EduTrek shall offer to pay the dissenting shareholders who have complied with the provisions of Georgia law the amount EduTrek estimates to be the fair value of the shares, plus accrued interest. EduTrek's offer of payment must be accompanied by (1) EduTrek's balance sheet as of the fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any; (2) a statement of EduTrek's estimate of the fair value of the shares; (3) an explanation of how the interest was calculated; (4) a statement of the dissenting shareholder's right to demand payment of a different amount if the dissenting shareholder is dissatisfied with the offer; and (5) a copy of Article 13 of the Georgia Business Corporation Code. If a dissenting shareholder accepts EduTrek's offer by providing written notice to EduTrek within 30 days after the date the offer is made or is deemed to have accepted such offer by failure to respond within said 30 days, EduTrek shall make payment for the dissenting shareholder's shares within 60 days after the date EduTrek made the offer or the date on which the merger occurs, whichever date is later.

   If the merger is not effected within 60 days after the first payment demand and the deposit of share certificates, EduTrek must return the deposited share certificates and release the transfer restrictions imposed on uncertificated shares. If, after the return and release, the merger is effectuated, EduTrek must send a new dissenters' notice and repeat the payment demand procedure described above.

   If a dissenting shareholder is dissatisfied with EduTrek's offer of payment or the merger does not occur and EduTrek does not return the deposited certificates within 60 days after the date set for making the first payment demand, a dissenting shareholder may make a second payment demand to EduTrek in writing of his or her own estimate of the fair value of his or her shares and the amount of interest due. A dissenting shareholder waives his or her right to demand payment of a different amount than that offered by EduTrek and is deemed to have accepted the amount offered by EduTrek unless the dissenting shareholder makes a second payment demand within 30 days after the date EduTrek makes its offer.

   In the event a dissenting shareholder's second payment demand remains unsettled within 60 days after EduTrek receives the dissenting shareholder's second payment demand, EduTrek shall commence a nonjury equitable valuation proceeding in the Superior Court of Fulton County, Georgia to determine the fair value of the shares and accrued interest. EduTrek shall make all dissenting shareholders whose second payment demand remains unsettled parties to the court proceeding. In the proceeding, the court will fix a value of the shares and may appoint one or more appraisers to receive evidence and recommend a decision on the question of fair value.

   If EduTrek does not commence the proceeding within 60 days after receiving the dissenting shareholder's second payment demand, EduTrek shall pay each dissenting shareholder whose second payment demand remains unsettled the amount demanded by each dissenting shareholder in his or her second payment demand.

   The determination of a "fair value" necessarily involves matters of judgment upon which reasonable persons may disagree. Georgia law provides that, for purposes of dissenters' rights, the value of the EduTrek stock is determined immediately before the consummation of the merger and that the fair value excludes any appreciation or depreciation in anticipation of the merger.

   Any dissenting shareholder who perfects his or her right to be paid the value of his or her shares will recognize taxable gain or loss upon receipt of cash for the shares for United States federal income tax purposes. For a more complete description of the federal income tax consequences of the merger, see the section entitled "Material Federal Income Tax Consequences" on pages 44 and 46.

Federal Securities Laws Consequences

   This proxy statement/prospectus does not cover any resales of the CEC common stock to be received by EduTrek shareholders in the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

   All shares of CEC common stock received by EduTrek shareholders in the merger will be freely transferable, except that shares of CEC common stock received by persons who are deemed to be "affiliates" of EduTrek under the Securities Act of 1933 at the time of EduTrek's special meeting. The shares received by "affiliates" of EduTrek may be resold only in transactions permitted by Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who may be affiliates of EduTrek for those purposes, generally include individuals or entities that control, are controlled by, or are under common control with, EduTrek, and would not include shareholders who are not officers, directors or principal shareholders of EduTrek.

   The merger agreement required EduTrek to deliver to CEC, on or before the date of the signing of the merger agreement, an executed letter agreement from each of its "affiliates" to the effect that such affiliate will not offer, sell or otherwise dispose of any of the shares of CEC common stock issued to that affiliate in the merger or otherwise owned or acquired by that affiliate in violation of the Securities Act of 1933.

                  MATERIAL PROVISIONS OF THE MERGER AGREEMENT

   The following is a summary of the material provisions of the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated in this proxy statement/prospectus by reference. We urge you to read the merger agreement carefully and in its entirety.

Structure of Merger

   Under the merger agreement, EduTrek will merge with EI Acquisition, Inc., a wholly-owned subsidiary of CEC, with EduTrek continuing as the surviving corporation and a wholly-owned subsidiary of CEC.

The Merger Consideration

   At the effective time of the merger, for each share of EduTrek class A common stock or class B common stock, the holder will be entitled to receive
0.0901 shares of CEC common stock and $0.1877 in cash.

   No fractional shares of CEC common stock will be issued in the merger. All CEC shares that an EduTrek shareholder is entitled to receive will be aggregated. Any fractional CEC shares resulting from this aggregation will be paid in cash, in an amount equal to the closing price of CEC common stock on the trading day immediately prior to the effective time of the merger multiplied by the fractional amount.

Closing; Effective Time

   The closing of the merger will take place at a time and on a date that will be no later than the end of the month following satisfaction or waiver of the conditions set forth in the merger agreement, unless another time or date is agreed to by CEC and EduTrek.

   Subject to the provisions of the merger agreement, as soon as practicable on or after the date of the merger, CEC and EduTrek will file a Certificate of Merger and other appropriate documents with the Secretary of State of Georgia and the Secretary of State of Delaware in accordance with the relevant provisions of Georgia and Delaware law. The merger will become effective when the Certificates of Merger are filed with the Secretary of State of Georgia and the Secretary of State of Delaware, or at such later time as CEC and EduTrek specify in the Certificates of Merger.

Directors And Officers of EduTrek after the Merger

   Under the merger agreement, the directors of EI Acquisition immediately prior to the merger, all of whom are officers of CEC, will be the initial directors of the surviving corporation at and after the merger, and the officers of EI Acquisition immediately prior to the merger, all of whom are officers of CEC, will be the initial officers of EduTrek after the merger.

Representations and Warranties

   The merger agreement contains customary representations and warranties by CEC and EduTrek relating to, among other things:

 .  the corporate organization,
   standing and power of EduTrek and      .  EduTrek's and CEC's not taking
   CEC;                                      any action which could jeopardize
                                             the tax treatment of the merger;

 .  the capital structure of EduTrek
   and CEC;

                                          .  the receipt of the opinions of
                                             Robinson-Humphrey and Credit
                                             Suisse First Boston;

 .  the subsidiaries of EduTrek;


 .  each of EduTrek's and CEC's            .  engagement of, and payment of
   authority to enter into, and the          fees to, brokers, investment
   enforceability of, the merger             bankers, finders and financial
   agreement;                                advisors in connection with the
                                             merger agreement by each of
                                             EduTrek and CEC;

 .  each of EduTrek's and CEC's
   ability to enter into and
   consummate the merger agreement
   without violation of, or conflict
   with, their respective
   organizational documents,
   contracts, permits or accrediting
   body requirements;

                                          .  matters relating to EduTrek's
                                             benefit plans and its compliance
                                             with the Employee Retirement
                                             Income Security Act of 1974, as
                                             amended;


                                          .  environmental matters affecting
 .  documents filed by EduTrek and            EduTrek;
   CEC with the Securities and
   Exchange Commission and the
   accuracy of information contained
   in those documents;

                                          .  labor agreements of, and material
                                             labor disputes involving,
                                             EduTrek;


 .  each of EduTrek's and CEC's books      .  EduTrek's and CEC's compliance
   and records and financial                 with required permits and
   statements;                               applicable laws;


 .  absence of certain material            .  regulatory matters, including
   changes or events with respect to         compliance with Department of
   EduTrek since December 31, 1999;          Education rules and accrediting
                                             body standards, affecting EduTrek
                                             and CEC;

 .  EduTrek's title to its assets;


 .  the solvency of EduTrek's UK           .  EduTrek's financial assistance
   subsidiary;                               programs;


 .  real property of EduTrek;              .  EduTrek's transactions with its
                                             affiliates;


 .  intangible assets of EduTrek;
                                          .  the vote required by EduTrek
                                             shareholders in connection with
                                             the adoption of the merger
                                             agreement;

 .  EduTrek's material contracts;

 .  insurance policies and claims
   relating to EduTrek;

                                          .  the lack of a CEC stockholder
                                             vote requirement to approve the
                                             issuance of the shares of CEC
                                             common stock to EduTrek
                                             shareholders in the merger;

 .  EduTrek's litigation matters;

 .  EduTrek's tax matters;


 .  EduTrek's transactions with
   family members and family-related      .  the approval of the merger
   entities of its directors and             agreement by each of EduTrek's
   executive officers;                       and CEC's board of directors;


 .  the accuracy of the information        .  the lack of restrictions on CEC's
   provided by CEC and EduTrek in            business activities;
   this proxy statement/prospectus;

                                          .  any payments triggered or
                                             accelerated by EduTrek's entering
                                             into the merger agreement or
                                             consummating the merger;

                                          .  government approvals necessary
                                             for EduTrek and CEC to enter into
                                             the merger agreement or
                                             consummate the merger;

 .  the accreditation and state            .  EduTrek's affiliates;
   licensure and approval of EduTrek
   and CEC and their respective
   subsidiaries and schools;

                                          .  EduTrek's compliance with certain
                                             specific foreign laws; and


 .  the existence of other proposals       .  the completeness and accuracy of
   to acquire EduTrek;                       the representations and
                                             warranties of CEC and EduTrek.

 .  the non-applicability of certain
   state takeover statutes;

Covenants

   Conduct of Business. Pursuant to the merger agreement, EduTrek has agreed that, except as permitted or contemplated by the merger agreement or as consented to by CEC in writing, during the period from the date of the merger agreement to the effective time of the merger, EduTrek will, and will cause its subsidiaries to:

  . carry on their respective businesses in the ordinary course consistent with past practice;

  .  timely pay their debts and taxes;

  . collect their receivables in the same manner and on the same terms as before the merger agreement;

  .  timely pay or perform their other material obligations; and

  . use all commercially reasonable efforts consistent with past practice and policies to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses will be unimpaired at the time of the merger.

   The merger agreement provides that EduTrek and its subsidiaries will not, among other things and with some exceptions:

  . except as required by EduTrek's benefit plans, accelerate, amend or change the period of exercisability of any options or restricted stock, or reprice any options granted under its benefit plans or authorize any cash payments in exchange for any options granted under any of these plans;

  . enter into any partnership agreements, joint development agreements or strategic alliance agreements;

  . increase the pay or other compensation or grant any severance or termination pay to any executive officer or director or to any other employee except payments made in connection with the termination of employees who are not executive officers in amounts consistent with its policies and past practices or pursuant to written agreements in effect, or policies existing, on the date of the merger agreement;

  . transfer or license to any person or entity or otherwise extend, amend or modify any rights to their intangible assets;

  . commence any litigation other than for the routine collection of bills or in cases where EduTrek in good faith determines that failure to commence suit could result in the material impairment of a valuable aspect of its business; provided that EduTrek consults with the CEC prior to the filing of a suit;

  . declare or pay any dividends on or make any other distributions, whether in cash, stock or property, in respect of any of their capital stock, or split, combine or reclassify any of their capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

  . redeem, repurchase or otherwise acquire, directly or indirectly, recapitalize or reclassify any shares of their capital stock;

  . issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of their capital stock of any class or securities convertible into, or subscriptions, rights, warrants or options to acquire, or enter into other agreements or commitments of any character obligating them to issue any such shares or other convertible securities, other than the issuance of shares of class A common stock pursuant to the exercise of stock options outstanding as of the date of the merger agreement;

  . cause, permit or propose any amendments to their articles of incorporation or bylaws, or amend any material contract;

  . sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to their businesses except in the ordinary course of business consistent with past practice, or liquidate, in whole or in part;

  . incur any indebtedness for borrowed money, in the aggregate, other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business, or guarantee any indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities of EduTrek or guarantee any debt securities of others;

  . adopt or amend any benefit plan or increase the salaries or wage rates of any of their employees, including but not limited to, the adoption or amendment of any stock purchase or option plan, the entering into of any employment contract not in the ordinary course of business or the payment of any special bonus or special remuneration to any director or employee, other than bonuses reflected on EduTrek's financial statements;

  . revalue any assets, including, without limitation, writing down the value of inventory, writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice or waiving any right of material value;

  . pay, discharge or satisfy in an amount in excess of $50,000, in any one case, or $50,000, in the aggregate, any claim, liability or obligation, whether absolute, accrued, asserted or unasserted, contingent or otherwise, including, without limitation, under any employment contract or with respect to any bonus or special remuneration, other than the payment, discharge or satisfaction in the ordinary course of business of liabilities of the type reflected or reserved against in EduTrek's balance sheet dated as of June 30, 2000 included in its financial statements;

  . make or change any material election in respect of taxes, adopt or change in any material respect any accounting method in respect of taxes, file any amendment to a material return, enter into any closing agreement, settle any claim or assessment in respect of taxes, except settlements effected solely through payment of immaterial sums of money, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes;

  . enter into any material contract other than in the usual, regular and ordinary course of business consistent with past practices and policies;

  .  amend or terminate any of their existing insurance policies;

  . make any changes with respect to the tuition, fees, program duration or curricula of any of the programs offered by any school, including, without limitation, implementing any foreign exchange student programs;

  . hire, fire (other than for cause) or change the responsibilities or work location of any employee or prospective employee whose annual compensation is greater than $75,000 and whose employment cannot be terminated by it on thirty days notice without liability; or

  . take, or agree in writing or otherwise to take, any of the actions described above, or any other action which could cause or could be reasonably likely to cause any of the conditions to the merger, not to be satisfied.

   In addition, EduTrek has agreed that it will not take any action that would reasonably be expected to result in any of the conditions to the merger not being satisfied.

   No Solicitation. The merger agreement provides that EduTrek will not, and will not permit its directors, officers, employees, investment bankers, attorneys, accountants or other representatives, agents or affiliates to, directly or indirectly, (1) solicit, initiate or encourage any proposal that constitutes an acquisition proposal, as defined below, or proposals that could lead to any acquisition proposal, (2) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity in connection with any acquisition proposal or (3) agree to, approve, recommend or otherwise endorse or support any acquisition proposal.

  . If a third party submits an acquisition proposal, and EduTrek's board of directors reasonably determines in good faith, after receipt of advice from outside legal counsel, that the failure to engage in discussions with the third party concerning the acquisition proposal would cause EduTrek's board of directors to breach its fiduciary duties to EduTrek and its shareholders, and after consultation with Robinson-Humphrey, or any other nationally recognized investment bank, then (1) EduTrek may
     (A) furnish information about its business, to the third party under protection of an appropriate confidentiality agreement containing customary limitations on the use and disclosure of all non-public written or oral information furnished to such third party, provided, that EduTrek must contemporaneously furnish to CEC all such non-public information furnished to the third party, and (B) negotiate and participate in discussions and negotiations with such third party and
     (2) if EduTrek's board of directors determines that such an acquisition proposal is a superior proposal, as defined below, EduTrek's board of directors may (A) withdraw or adversely modify its approval or recommendation of the merger and recommend such superior proposal or (B) terminate the merger agreement, in each case, at any time after the second business day following delivery of written notice to CEC advising CEC that EduTrek's board of directors has received a superior proposal, identifying the third party and specifying the material terms and conditions of such superior proposal. EduTrek may take any of the foregoing actions if, and only if, an acquisition proposal that was a superior proposal continues to be a superior proposal in light of any improved proposal submitted by CEC, considered in good faith by EduTrek and with the advice of a financial advisor of nationally recognized reputation, including, without limitation, Robinson-Humphrey, prior to the expiration of the two business day period specified in the preceding sentence. EduTrek shall provide CEC with a final written notice, at least 24 hours, before accepting any superior proposal.

  . EduTrek will notify CEC immediately, and in any event within 24 hours, if a bona fide acquisition proposal is made or is modified in any respect, including any written material provided by the offeror the principal terms and conditions of any such acquisition proposal or modification thereto and the identity of the offeror, or EduTrek furnishes non-public information to, or enters into discussions or negotiations with respect to an acquisition proposal with, any third party.

  . In addition to its other obligations, EduTrek, as promptly as practicable, will advise CEC orally and in writing of any request for information which EduTrek reasonably believes could lead to an acquisition proposal or of any acquisition proposal, and the material terms and conditions of the request, acquisition proposal or inquiry, EduTrek will keep CEC informed in all material respects of the status of any request, acquisition proposal or inquiry. In addition, EduTrek will
     (1) provide CEC with prior written notice of any meeting of EduTrek's board of directors or any committee thereof at which EduTrek's board of directors is expected or could be expected to consider a superior proposal and (2) provide CEC with prior written notice of a meeting of EduTrek's board of directors or any committee thereof at which EduTrek's board of directors is expected or could be expected to recommend a superior proposal to its shareholders and together with such notice a copy of the definitive documentation relating to such superior proposal to the extent such documentation is then available and otherwise provide such definitive documentation as soon as available.

   An "acquisition proposal" is any proposal relating to a possible:

  . merger, consolidation or similar transaction involving EduTrek or any of its subsidiaries;

  . sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any assets of EduTrek or any of its subsidiaries representing, in the aggregate, 10% or more of the assets of EduTrek on a consolidated basis;

  . issuance, sale or other disposition of, including by way of merger, consolidation, share exchange or any similar transaction, securities, or options, rights or warrants to purchase or securities convertible into, such securities, representing 10% or more of the votes attached to the outstanding securities of EduTrek;

  . transaction with EduTrek in which any person shall acquire beneficial ownership, as such term is defined in Rule 13d-3 under the Exchange Act, or the right to acquire beneficial ownership, or any "group", as such term is defined under the Exchange Act, shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 10% or more of the outstanding shares of EduTrek's class A common stock or class B common stock;

  . liquidation, dissolution, recapitalization or other similar type of transaction with respect to EduTrek; or

  . transaction which is similar in form, substance or purpose to any of the foregoing transactions.

   A "superior proposal" is an unsolicited, bona fide, written acquisition proposal:

  . for consideration consisting of cash, not subject to a financing contingency, and/or securities;

  . on terms which EduTrek's board of directors determines, based on the written advice of a financial advisor of nationally recognized reputation, including, without limitation, Robinson-Humphrey, are more favorable to EduTrek's shareholders from a financial point of view than the merger, or other revised proposal submitted by CEC, after consultation with its outside legal counsel; and

  . that the third party is reasonably likely to consummate the superior proposal on the terms proposed.

Additional Agreements

   Stock Options. At the time of the merger, each outstanding stock option under EduTrek's stock plans, which generally include employee incentive and benefit plans, programs and arrangements and non-employee director plans currently maintained by EduTrek, will be converted into the right to receive an amount in cash per share equal to the difference between the per share merger consideration (excluding the cash portion of the merger consideration), based upon the average closing price of CEC common stock on the 20 trading days ending two trading days immediately preceding the effectiveness of the merger, and the exercise price of the option.

   Indemnification and Insurance. The surviving corporation has agreed to indemnify persons currently indemnified by EduTrek pursuant to agreements or EduTrek's articles or by-laws to the same extent they were indemnified on the date of the merger agreement. These obligations are binding on any successors and assigns of CEC.

   For six years after the merger, the surviving corporation has agreed to maintain EduTrek's current directors' and officers' liability insurance. However, if the surviving corporation is required to pay an annual premium in excess of 110% of the last annual premium of the policies it may, but is not obligated to, substitute policies with substantially the same coverage and terms provided to CEC's officers and directors.

   Fees and Expenses. Whether or not the merger is completed, all fees and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those fees or expenses, except that EduTrek and CEC will each pay one-half of the printing, mailing and filing expenses of the proxy statement/prospectus and the filing of the premerger notification and report forms under the Hart-Scott-Rodino Act. CEC and EduTrek have also agreed that the prevailing party shall be reimbursed by the other party for its expenses, including reasonable attorneys' fees, in connection with enforcing the covenants or nonsolicitation and shareholder recommendation provisions of the merger agreement.

   Nasdaq National Market Listing. CEC will prepare and file an application to list the CEC common stock issuable to the EduTrek shareholders in the merger on the Nasdaq National Market, subject to official notice of issuance.

   Tax Treatment. CEC and EduTrek will use their best efforts to cause the merger to qualify as a reorganization under Section 368(a) of the Internal Revenue Code and to obtain the opinions of counsel referred to in "The Merger-- Material Federal Income Tax Consequences."

   Employee Benefit Plans. For a period of at least one year after the merger, CEC will provide employees of EduTrek and its subsidiaries with employee benefit plans and programs currently provided by CEC to its employees.

   Financial Assistance. CEC has agreed that, in the event that the merger does not occur until after November 30, 2000, it will provide financial assistance to, or guarantees for, up to $5.0 million to EduTrek to satisfy obligations existing as of October 24, 2000 of EduTrek pursuant to a promissory note dated May 30, 2000; provided that the financial assistance or guarantees shall be secured by a first lien on the assets of EduTrek and its subsidiaries.

Conditions to the Merger

   CEC's and EduTrek's obligations to effect the merger are subject to the satisfaction or waiver of various conditions on or before the date on which the merger is to be effected, which include, in addition to other customary closing conditions, the following:

  . Clearance from the appropriate agencies, pursuant to the Hart-Scott-Rodino Act, and any other governmental entity regulating antitrust matters pursuant to any foreign or domestic statutes, rules, regulations, orders or decrees shall have been obtained by CEC and EduTrek or the waiting period thereby required shall have expired or been terminated.

  . All consents, approvals, orders or authorizations of, or registrations or filings with, any governmental entity or accrediting body required by or with respect to EduTrek, CEC or any of their respective subsidiaries in connection with the merger shall have been obtained except for (1) approval from the Department of Education and (2) such approvals the failure of which to be obtained could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on EduTrek or CEC or materially impair EduTrek"s or CEC"s ability to consummate the merger.

  . The requisite approval and authorization of the shareholders of EduTrek adopting the merger agreement.

  . No law shall have been enacted or promulgated by any governmental entity which prohibits the consummation of the merger; and there shall be no order or injunction of a court of competent jurisdiction in effect precluding consummation of the merger.

  . The Securities and Exchange Commission shall have declared the registration statement, of which this proxy statement/prospectus is a part, effective, and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the proxy statement/prospectus, shall have been initiated or threatened in writing by the Securities and Exchange Commission; and all requests for additional information on the part of the Securities and Exchange Commission shall have been complied with to the reasonable satisfaction of EduTrek and CEC.

  . No action shall be pending before any governmental entity if an unfavorable judgment would (1) prevent consummation of any of the transactions contemplated by the merger agreement, (2) cause any of the transactions contemplated by the merger agreement to be rescinded following consummation of the merger or (3) affect adversely the right of CEC to own, operate or control any material portion of the assets and operations of the surviving corporation and its subsidiaries following the merger.

  . Within 14 days of the date of the merger agreement, EduTrek shall have extended the due date on its obligations under its primary credit facility and a short-term loan so that, in the event that the merger occurs after November 30, 2000, the obligations are not due until the earlier of: the termination of the merger agreement by CEC and May 1, 2001, and no default or event of default shall have occurred which has not been cured or waived before the closing of the merger agreement.

   The obligations of EduTrek to consummate the merger are further subject to the fulfillment of the following conditions, any of which may be waived in whole or part by EduTrek:

  . The representations and warranties of CEC contained in the merger agreement shall be true and correct in all respects as of the closing date with the same effect as though made as of closing of the merger, provided that any representations and warranties made as of a specified date shall be required only to continue at the closing to be true and correct as of such specified date, except (1) for changes specifically permitted by the terms of the merger agreement and (2) where the failure of the representations and warranties to be true and correct in all respects could not in the aggregate reasonably be expected to have a material adverse effect on CEC.

  . CEC shall have in all material respects performed all obligations and complied with all covenants required by the merger agreement.

  . CEC shall have delivered to EduTrek a certificate, dated as of the closing date and signed by its chief executive officer and chief financial officer, certifying the satisfaction of the conditions listed above.

  . From the date of the signing of the merger agreement to the closing of the merger, there shall not have been any event or development which results in a material adverse effect upon the business of CEC.

  . The shares of CEC common stock issuable to the shareholders of EduTrek pursuant to the merger agreement and such other shares required to be reserved for issuance in connection with the merger shall have been authorized for listing on the Nasdaq National Market.

  . EduTrek shall have received an opinion of counsel, dated the closing date, to the effect that the merger will constitute a reorganization for federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code and no gain or loss will be recognized by EduTrek or its shareholders as a result of the merger, other than gain, if any, with respect to the receipt of the cash portion of the purchase price and cash received in lieu of fractional shares.

  . All actions to be taken by CEC in connection with the consummation of the transactions contemplated by the merger agreement and all certificates, opinions, instruments and other documents required to effect the transactions contemplated by the merger agreement shall be reasonably satisfactory in form and substance to EduTrek and its counsel.

   The obligations of CEC to consummate the merger are further subject to the fulfillment of the following conditions, any of which may be waived in whole or part by CEC:

  . The representations and warranties of EduTrek contained in the merger agreement shall be true and correct in all respects as of the closing date with the same effect as though made as of the closing of the merger, provided that any representations and warranties made as of a specified date shall be required only to continue at the closing to be true and correct as of such specified date, except (1) for changes specifically permitted by the terms of the merger agreement and (2) where the failure of the representations and warranties to be true and correct in all respects could not in the aggregate reasonably be expected to have a material adverse effect on EduTrek.

  . EduTrek shall have in all material respects performed all obligations and complied with all covenants required by the merger agreement.

  . EduTrek shall have delivered to CEC a certificate, dated as of the closing date and signed by its chief executive officer and chief financial officer, certifying the satisfaction of conditions listed above.

  . From the date of the merger agreement to the closing of the merger, there shall not have been any event or development which results in a material adverse effect upon the business of EduTrek.

  . CEC shall have received all written consents, assignments, waivers, authorizations or other certificates necessary to provide for the continuation in full force and effect of any and all material contracts of EduTrek and for EduTrek to consummate the merger and other transactions contemplated hereby, including, without limitation, the approval of applicable state education agencies, accrediting bodies and any other applicable governmental entities, except (1) approval from the Department of Education and (2) where the failure to receive such consents, assignments, waivers, authorizations or certificates could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on EduTrek.

  . All actions to be taken by EduTrek in connection with the consummation of the transactions contemplated by the merger and all certificates, opinions, instruments and other documents required to effect the transactions contemplated by the merger shall be reasonably satisfactory in form and substance to CEC and its counsel.

  .  CEC shall have received a covenant not to compete agreement from Mr.
     Bostic.

  . EduTrek shall have complied in all respects with Substantive Change Procedure H: the Initiation of a Change of Governance, Ownership, or Control from SACS, and shall have received approval for the change in control so that CEC may operate EduTrek's schools in the same manner as they are currently operated after the merger.

  . CEC and the governing board of AIU must agree on a new chief executive officer of AIU, which shall not be Mr. Bostic or any of his affiliates, family members or entities in which he has an interest; and neither Mr. Bostic nor any of his affiliates, family members or entities in which he has an interest shall serve on the AIU governing board.

  . CEC shall have obtained a written statement from the Department of Education providing that it does not see any impediment to issuing a temporary certification document that will allow AIU to continue to participate in federal student financial aid programs under CEC's ownership.

  . CEC shall have obtained reasonable assurance from certain of EduTrek"s landlords that CEC will be able to remain in possession of EduTrek's leased properties under the current terms and provisions of such leases and will be able to use the properties as they are now being used by EduTrek following consummation of the merger.

   Other than for limited exceptions specified in the merger agreement, "material adverse effect" means any effect, change, event, circumstance, occurrence or condition which, when considered with all other effects, changes, events, circumstances or conditions, has materially and adversely affected, or could reasonably be expected to materially and adversely affect, the results of operations, financial conditions, assets, liabilities or business of CEC and its subsidiaries, taken as a whole, or EduTrek and its subsidiaries, taken as a whole.

Termination, Fees, Amendment and Waiver

   The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after shareholder approval,

  .  by mutual written consent of CEC and EduTrek;

  .  by either CEC or EduTrek:

    .  if the shareholders of EduTrek do not approve the merger;

    . if a governmental entity issues an order, decree or ruling or takes other action which permanently restrains, enjoins or otherwise prohibits the merger and such order, decree, ruling or other action shall be final and non-appealable;

    .  if the consummation of the merger would be illegal;

    . if the merger shall not have been consummated by May 1, 2001, provided that the right to terminate shall not be available to a party whose failure to satisfy its obligations is the cause of failure of the merger to be consummated;

    . if the other party breaches in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach cannot be or has not been cured within 20 days after written notice thereof; or

    . by EduTrek if its board of directors reasonably determines in good faith, and upon advice of legal counsel, that the failure to engage in discussions with a third party regarding an alternative acquisition proposal would breach its fiduciary duties to EduTrek and its shareholders, and it thereafter determines that the alternative acquisition proposal is more favorable to you than a transaction with CEC;

  .  by CEC, if:

    . the board of directors of EduTrek (1) withholds or withdraws its recommendation of the merger or (2) modifies its recommendation of the merger in a manner adverse to CEC;

    . a tender offer or exchange offer for 20% or more of EduTrek's outstanding stock is commenced or a registration statement with respect to such an offer is filed, and EduTrek's board of directors either recommend that shareholders tender their shares or they publicly announce its intention to take no position with respect to the offer;

    . if EduTrek materially breaches the no solicitation and shareholder recommendation provisions of the merger agreement;

    . an alternative acquisition proposal is announced or otherwise becomes publicly known and EduTrek's board of directors fails to recommend against the alternative proposal or fails to reaffirm its approval and recommendation of the merger with CEC, in each case within 10 days; or

    .  more than 10% of the shares entitled to vote are dissenting shares.

   If either EduTrek or CEC terminates the merger agreement, the merger agreement will become void and have no effect, without any liability or obligation on the part of EduTrek or CEC, other than the following provisions, which survive termination:

  . the obligations of EduTrek and CEC to keep all non-public information connected with the merger confidential;

  . the agreement between EduTrek and CEC to each pay their own fees and, in specified circumstances, EduTrek's obligation to pay CEC a termination fee;

  . the obligation of indemnification and continued insurance coverage for the current and former officers and directors of EduTrek; and

  . the effects of termination as described under this "Termination, Fees, Amendment and Waiver" section.

   In addition, EduTrek must promptly pay CEC a fee of $3.0 million if the merger agreement is terminated for any of the following reasons:

   If EduTrek terminates the merger agreement:

  . as a result of its board of directors determining in good faith, and upon advice of legal counsel, that the failure to engage in discussions with a third party regarding an alternative acquisition proposal would breach its fiduciary duties to EduTrek and its shareholders, and it thereafter determines that the alternative acquisition proposal is more favorable to you than a transaction with CEC.

   If CEC terminates the merger agreement:

  . as a result of EduTrek's breach in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach cannot be or has not been cured within 20 days after written notice, if and only if, an alternative acquisition proposal is pending or announced at the time of termination or an acquisition proposal is accepted or consummated within a year of the date of the merger agreement;

  . as a result of the board of directors of EduTrek withholding or withdrawing its recommendation of the merger or modifying its recommendation of the merger in a manner adverse to CEC;

  . as a result of a tender offer or exchange offer for 20% or more of EduTrek's outstanding stock being commenced, or a registration statement with respect to such an offer being filed, and EduTrek's board of directors either recommends that shareholders tender their shares, or publicly announces its intention to take no position with respect to the offer;

  . as a result of EduTrek materially breaching the no solicitation and shareholder recommendation provisions of the merger agreement; or

  . as a result of an alternative acquisition proposal being announced or otherwise becomes publicly known and EduTrek's board of directors fails to recommend against the alternative proposal, or fails to reaffirm its approval and recommendation of the merger with CEC, in each case within 10 days.

   Amendment. The merger agreement may be amended by CEC and EduTrek at any time after the adoption of the merger agreement. The merger agreement may not be amended except by an instrument in writing signed on behalf of both CEC and EduTrek.

   Extension; Waiver. At any time prior to the merger, CEC or EduTrek may:

  . extend the time for the performance of any of the obligations or other acts of the other party;

  . waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

  . waive compliance by the other party of the agreements or conditions contained in the merger agreement.

Any agreement on the part of CEC or EduTrek to any such extension or waiver will be valid only if it is set forth in an instrument in writing signed on behalf of that party. The failure of CEC or EduTrek to assert any of its rights under the merger agreement or otherwise will not constitute a waiver of those rights.

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

                  MATERIAL PROVISIONS OF THE VOTING AGREEMENT

   The following summarizes the material terms of the voting agreement, which is attached as Annex G to this proxy statement/prospectus and is incorporated herein in reference. This summary is qualified in its entirety by reference to the voting agreement.

   In connection with the execution of the merger agreement on October 24, 2000, Mr. Bostic, Alice Bostic, Bostic Family Limited Partnership and The Bostic Family Foundation, Inc., the owners of an aggregate of approximately 59% of EduTrek's stock, and approximately 93% of the voting power of EduTrek's stock, and CEC entered into the voting agreement. Pursuant to and subject to the terms of the voting agreement, these holders have agreed to appear at any shareholders' meeting and vote in favor of the merger between EduTrek and CEC and against any other acquisition proposal and have granted to CEC an irrevocable proxy for these actions, revoked any and all previous proxies, and agreed not to take any other action which could adversely affect the voting agreement or the merger agreement. These holders further agreed not to solicit or respond to any inquiries constituting or reasonably expected to lead to an acquisition proposal and not to assign their shares other than to specified permitted transferees, grant any proxies or enter into any voting trusts in respect to their shares, or take any action which would be a breach of any representation or warranty in the voting agreement.

   The voting agreement terminates upon the later of (1) May 1, 2001 and (2) termination of the merger agreement by CEC.

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

                              THE SPECIAL MEETING

Time and Place of the Special Meeting

   We are sending this proxy statement/prospectus to you as part of the solicitation of proxies by the EduTrek board of directors for use at the special meeting to be held at EduTrek's offices at 6600 Peachtree-Dunwoody
Road, Embassy Row 500, Atlanta, Georgia, on      , 2000 at   a.m., local time.
We are first mailing this proxy statement/prospectus, the attached notice of special meeting of shareholders and the enclosed proxy card to you on or about
     , 2000.

Purpose of the Special Meeting

   At the special meeting, EduTrek shareholders will consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of October 24, 2000, between EduTrek, CEC and EI Acquisition a wholly-owned subsidiary of CEC. This agreement provides for the merger of EduTrek into EI Acquisition, with EduTrek as the surviving corporation and a wholly-owned subsidiary of CEC.

   We know of no matter to be brought before the special meeting other than the merger. If any matter incident to the conduct of the special meeting should be brought before the meeting, the persons named in the proxy card will vote as to those matters in their discretion.

   The EduTrek board of directors has unanimously approved the merger agreement and unanimously recommends that you vote FOR the adoption of the merger agreement.

Record Date

   The EduTrek board of directors has fixed the close of business on      ,
2000 as the record date for the special meeting. Only holders of EduTrek class A common stock and class B common stock on the record date will be entitled to vote at the special meeting and any adjournments or postponements thereof. At
the record date, approximately     shares of EduTrek class A common stock and
7,359,667 shares of EduTrek class B common stock were outstanding and entitled to vote. The presence, in person or by proxy, of a majority of these shares of EduTrek common stock is necessary to constitute a quorum at the special meeting. Abstentions will be included in the determination of shares present at the special meeting for purposes of determining a quorum.

Required Vote

   All properly executed proxies delivered and not properly revoked will be voted at the special meeting as specified in such proxies. If you do not specify a choice, your shares represented by a signed proxy will be voted "FOR" the adoption of the merger agreement.

   EduTrek shareholders will be entitled to one vote per share of class A common stock owned on the record date and 10 votes per share of class B common stock owned on the record date. The affirmative vote of at least a majority of the outstanding shares of EduTrek class A common stock and class B common stock, voting as a single class, is required to adopt the merger agreement. Pursuant to the terms of the voting agreement, the holders of approximately 93% of the voting power of EduTrek common stock have agreed to vote in favor of adoption of the merger agreement. The failure to submit a proxy card or to vote in person at the special meeting, the abstention from voting by a shareholder and broker non-votes will have the same effect as a vote "AGAINST" the adoption of the merger agreement.

   If sufficient votes in favor of the merger agreement proposal are not received by the time scheduled for the special meeting, the persons named as proxies may propose one or more adjournments of the special meeting for a period or periods of not more than 30 days in the aggregate to permit further solicitation of proxies. The persons named as proxies will vote in favor of such adjournment those proxies which authorize them to vote in

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

favor of the merger agreement. They will vote against any such adjournment those proxies which direct them to vote against the merger agreement. Any adjournment will require the affirmative vote of a majority of the votes cast or if a quorum is not present, a majority of the votes represented in person or by proxy at the session of the special meeting to be adjourned. The cost of any such additional solicitation and of any adjourned session will be borne by EduTrek.

Proxies; Voting and Revocation

   Each share of EduTrek class A common stock is entitled to one vote, and each share of EduTrek class B common stock is entitled to 10 votes. Votes will be tabulated at the special meeting by inspectors of election appointed by EduTrek.

   You may revoke or change your proxy at any time prior to its being voted by filing a written instrument of revocation or change with the corporate secretary of EduTrek. You may also revoke your proxy by filing a duly executed proxy bearing a later date or by appearing at the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting. If you attend the meeting, you may vote in person whether or not you have previously given a proxy, but your presence, without notifying the corporate secretary of EduTrek, at the meeting will not revoke a previously given proxy. In addition, if you beneficially hold shares of EduTrek common stock that are not registered in your own name, you will need additional documentation from the record holder of such shares to attend and vote the shares personally at the meeting.

Solicitation of Proxies

   EduTrek and CEC will each pay for one-half of the expense of printing and mailing this proxy statement/prospectus and the material used in this solicitation of proxies. Proxies will be solicited through the mail and directly by officers, directors and employees of EduTrek not specifically employed for such purpose, without additional compensation. EduTrek will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these proxy materials to the principals.

                             INFORMATION ABOUT CEC

   CEC is a provider of private, for-profit postsecondary education in North America, with approximately 29,000 students enrolled as of October 31, 2000. CEC operates 30 campuses located in 15 states and two Canadian provinces. Its schools enjoy long operating histories and offer a variety of bachelor's degree, associate's degree and non-degree programs in career-oriented disciplines. It has experienced significant growth both internally and through acquisitions with its net revenue increasing from $19.4 million in 1995 to $216.8 million in 1999. In addition, its net income increased from $0.1 million in 1995 to $10.9 million in 1999.

   CEC was founded in January 1994 by Mr. Larson who has over 25 years of experience in the career-oriented education industry. It was formed to capitalize on opportunities in the large and highly fragmented postsecondary school industry. Since its inception, it has completed 18 acquisitions. It has acquired schools that it believes possess strong curricula, leading reputations and broad marketability but that have been undermanaged from a marketing and financial standpoint. It seeks to apply its expertise in operations, marketing and curricula development, as well as its financial strength, to improve the performance of these schools.

   CEC's schools offer educational programs principally in the following four career-related fields of study, identified by it as areas with highly interested and motivated students, strong entry-level employment opportunities and ongoing career and salary advancement potential:

  . Visual Communication and Design Technologies: These programs include desktop publishing, graphic design, fashion design, interior design, graphic imaging, webpage design and animation.

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

  . Information Technology: These programs include PC/LAN, PC/Net, computer technical support, computer network operation, computer information management and computer programming.

  . Business Studies: These programs include business administration and business operations.

  . Culinary Arts: These programs include culinary arts, restaurant management and pastry arts.

   CEC's principal executive offices are located at 2895 Greenspoint Parkway, Suite 600, Hoffman Estates, Illinois 60195, telephone (847) 781-3600.

                           INFORMATION ABOUT EDUTREK

Business Description

   EduTrek, through its subsidiary American InterContinental University, Inc., or AIU, is a leading provider of global, career-oriented higher education programs. AIU currently offers accredited associate's, bachelor's, and master's degree programs in information technology, or IT, international business, digital media communications, art, fashion and interior design to approximately 4,500 students from over 100 countries enrolled as of October 31, 2000. AIU currently maintains seven campuses located in Atlanta (Buckhead and Dunwoody), Fort Lauderdale, Los Angeles, Washington D.C., London, England and Dubai, United Arab Emirates. In 1987, AIU became the first for-profit four-year university to be accredited by SACS, one of the six regional accrediting agencies recognized by the Department of Education. AIU offers an authentic international education environment with approximately 1,600 students from outside the United States. In 2000, through its study abroad program, AIU enrolled over 800 students from United States universities to study at AIU's London and Dubai campuses, while earning academic credit toward a degree from their home university. AIU's goal is to become the high-quality, lower-cost leader in the for-profit postsecondary education industry by offering market-driven programs in state-of-the-art facilities.

   AIU's traditional campuses are located in Atlanta (Buckhead), Los Angeles, London and Dubai. These campuses are dedicated to delivering career-oriented education in business administration, interior design, fashion marketing, visual communication, and media production. In addition, students have the opportunity to obtain an international education through transfers between campuses. Enrollment at AIU's traditional campuses for the Fall 2000 term was approximately 2,711 students, as compared to 2,892 students for the Fall 1999 term. This decline was associated with restricted spending in marketing.

   In addition to its traditional campus programs in business, media, communications and fashion and interior design, AIU offers degreed information technology education through its newer power campuses. These power campuses are located in Atlanta (Dunwoody), Los Angeles (in a newly occupied shared site with a traditional campus), Fort Lauderdale and Washington D.C. At these four power campuses, AIU offers four business and information technology programs designed to equip students with skills that are in strong demand by employers:
Master of Information Technology ("MIT"), Bachelor of Information Technology ("BIT"), Master of Business Administration ("MBA") in International Business, and Bachelor of Business Administration ("BBA") in International Business. Each power campus program is offered during the day for full-time students and in the evenings for working adults in order to provide flexibility for students and to maximize capacity utilization. Enrollment at AIU's power campuses for the Fall 2000 term was approximately 1,968 students, as compared to 1,430 students for the Fall 1999 term.

   In 1999, AIU transitioned from a centrally controlled operation to a campus-centered environment. In striving to provide the student a seamless university experience, responsibilities were reorganized within key operational areas. Specifically, the areas of admissions and academic partnerships/community outreach were transferred from EduTrek's Atlanta headquarters to campus control. A campus president, supported by a team of human resources, academic, marketing, and administrative staff members, manages the local campus operations to support the entire life cycle of a student--from the time a prospective student inquires about AIU until the student graduates. AIU is completing its implementation of a new enterprise-wide campus management information system to integrate its operations and financial data including admissions, financial aid, student services, placement services, and default management. AIU is also implementing a quality management program aimed at assessing and improving the quality of academic and administrative services for AIU's students.

   The United States education market may be divided into distinct segments: kindergarten through twelfth grade schools, vocational and technical training schools, workplace and consumer training and degree-granting colleges and universities, often referred to as "postsecondary education." EduTrek operates in the postsecondary education segment. EduTrek expects that the international demand for postsecondary education will continue to increase over the next several years based on projected demographic, economic and social trends.

Business Strategy

   EduTrek's strategic goal is to become the high quality and lower cost provider of postsecondary education programs for traditional campus students, working adults and international students by opening additional campus locations, developing or acquiring new programs and increasing enrollment at existing campuses through targeted marketing programs.

 Opening New Campuses

   EduTrek opened four new campuses during 1998: Atlanta (Dunwoody) in July, Los Angeles and Washington, D.C. in October, and Fort Lauderdale in November. EduTrek suspended its expansion plans for 1999 and 2000 and will close the Washington D.C. campus due to its failure to meet enrollment goals and the resulting negative campus contribution.

 Developing or Acquiring Additional Degree Programs

   EduTrek may choose to introduce degree programs in additional fields of study and at different degree levels if there is sufficient market demand and if capital resources are readily available. In calendar 1998, AIU introduced four new programs, including the MIT, BIT, BBA in International Business, and MBA in International Business.

 Increasing Enrollment at Existing Campuses

   In an effort to increase enrollment at existing campuses, EduTrek has implemented an integrated marketing program. This program uses direct mail, both regular mail and Internet, and print, radio, television and Internet advertising. Sales efforts are directed at high school counselors, community colleges, corporations and other referral sources. Referrals from graduates and existing students are also emphasized. The goal of marketing and the public relations program is to build enrollment of students from local markets. EduTrek's management believes that the existing traditional campuses will also benefit from greater brand awareness resulting from increased advertising for AIU's newer power campus programs in information technology and business.

   Over the last several years, AIU's enrollments and revenues have been adversely affected by weak international economies. The most significant effect has been to constrain enrollment growth at the traditional campuses, most notably in London and Los Angeles, which have historically appealed to international, and especially Asian, students. Many of EduTrek's former Asian students were unable to return to school because the devaluation of their home currency made tuition too expensive.

Programs of Study

   AIU offers the following degree programs and related areas of specialization. Unless otherwise noted, each of the degree programs is offered at all of AIU's campuses.

   Traditional Campuses (Atlanta (Buckhead), Los Angeles, London, and Dubai)

      Academic Discipline (Fall       Degree
      2000 Enrollment)                Offered          Degree Programs
      -------------------------    ------------- ----------------------------
      International Business (877
       students)                   AA, BBA, MBA* Business Administration
                                                 International Business
      International Design (1,725
       students)                   AA, BFA       Fashion Design
                                                 Fashion Marketing
                                                 Fashion Design and Marketing
                                                 Interior Design
                                                 Visual Communications
                                                 Video Production**
                                                 Study Abroad Program
                                                 English as a Second Language
      Information Technology (109
       students)                   BIT***        Information Technology
      Total Students -- 2,711
     --------
     *  Offered at London and Dubai campuses only
     ** Offered at Atlanta (Buckhead) and London campuses only
     *** Offered at Dubai campus only

   Power Campuses (Atlanta (Dunwoody), Fort Lauderdale, Los Angeles and
Washington D.C.)

      Academic Discipline (Fall       Degree
      2000 Enrollment)                Offered          Degree Programs
      -------------------------    ------------- ----------------------------
      Information Technology
       (1,522 students)            BIT           Information Technology
                                   MIT           Information Technology
      International Business (446  BBA           International Business
       students)                   MBA           International Business
      Total Students -- 1,968

   AIU, as an institution, is accredited to award Master's, Bachelor's, and Associate's degrees by SACS. Additionally, the Atlanta (Buckhead) and Los Angeles campuses hold professional level accreditation from the FIDER for the Bachelor of Fine Arts ("BFA") degree in Interior Design. The Dubai campus is approved by the International Advertising Association for its advertising concentration. The London campus is approved as an accredited institution of the United Kingdom by the Open University.

   The Los Angeles campus is approved to operate in the State of California by the Bureau for Private Postsecondary and Vocational Education. The Atlanta campuses (Buckhead and Dunwoody) are authorized to operate by the State of Georgia Nonpublic Postsecondary Education Commission. The Fort Lauderdale campus is licensed to operate by the State of Florida Board of Independent Colleges and Universities. The London, Dubai, and Washington D.C. campuses are also licensed by the Educational Licensure Commission of the District of Columbia.

   Information Technology. AIU offers the MIT program for both full-time students during the day and working adults in the evening. The full-time program is 10 1/2 months in length, and the evening program is 21 months. Both programs educate university graduates from a variety of backgrounds to become IT professionals. The IT curriculum is market-driven and changes frequently in response to advances in technology. The technical portion of the curriculum includes Microsoft Access(R) (BIT only), Oracle(R), Visual Basic(R), JAVA(TM) plus network administration for Windows NT Server(TM), network and hardware support, and Windows NT(TM) Internet Information Server. Students also are taught professional development skills and business strategy, including financial accounting, marketing, and professional sales. The program emphasizes problem-based, collaborative learning. Class size is limited to groups of 28 students to ensure interactive learning and one-on-one attention from the faculty. MIT students have access to new, industry-current facilities, including classrooms and team rooms designed specifically for the MIT program. AIU also offers an undergraduate BIT program for full-time students and working adults.

   International Business. AIU offers associate's, bachelor's, and master's degrees in international business. The associate's and bachelor's degree programs for working adults are focused on the unique needs of the adult learner. Working adults can earn an accelerated BBA degree in about four years or less, depending upon previously earned transfer credits. Classes meet one evening per week, and class size is limited to 24 students to encourage group discussion and the exchange of information and ideas. In addition to the regular class meetings, students participate in weekly project team sessions. These sessions give students the opportunity to find solutions to real-life problems, applying their business knowledge in a collaborative learning environment. AIU also offers a master's degree program in international business for working adults.

   The international business programs for traditional campus students provide students with a broad exposure to international business from the basic elements through technical and functional areas. Students may follow a general business track or choose advanced classes leading to a concentration in areas such as marketing and management. The master's degree program in international business was introduced at AIU's London campus in 1994 and the Dubai campus in 1995. Students learn about the business environment on a global scale, focusing on areas such as international banking, business ethics, and international law, as well as accounting, information technology, management, marketing, and business strategy.

   International Design. The international design program educates students in the fields of fashion design and marketing, commercial and residential interior design, and multimedia communications, including visual communication, graphic design, photography, illustration, and video production. The fashion design program offers students a foundation in designing and the opportunity to develop their own design collection. The fashion-marketing program prepares students for executive careers in the retail and wholesale fashion industry and related businesses. The interior design programs, which at the Atlanta (Buckhead) and Los Angeles campuses are accredited by FIDER, provide students with an understanding of the fundamentals and advanced principles of interior design. Taught by working professionals, the multimedia communication programs offer a balance of practical experience and theoretical concepts, providing a grounding in the business aspects of the multimedia communication industry.

Tuition and Fees

   AIU's undergraduate tuition is generally priced between the tuition levels of non-profit private universities and the comparatively lower tuition charged to resident students at public universities. AIU offers a number of institutional scholarships for selected students who meet specific eligibility requirements, ranging from $500 to full tuition scholarships. For the nine months ended September 30, 2000, institutional scholarships had a value of approximately $759,000, or 1.5% of EduTrek's net revenues.

Faculty

   Faculty members are hired in accordance with criteria established by AIU, accrediting bodies and applicable federal and state regulatory authorities. The critical measures of faculty competence are a combination of teaching excellence, prior education and/or the degree and relevance of prior work experience to the curriculum. AIU has developed a competency-based hiring model designed to target and screen qualified faculty members. AIU has implemented a faculty development program to ensure that the skills and knowledge

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base of all IT faculty are continually updated as new technologies are introduced into the marketplace. In addition, faculty members are trained in collaborative learning techniques so that student learning in the team environment is optimized.

   Many AIU faculty members are working professionals who are experts in their fields, rather than professional educators. For this reason, management believes that the AIU faculty provides students with a practical education that can be directly applied to their chosen careers.

   IT program faculty members are employed primarily on a full-time basis. Most other faculty members are employed on a contract basis and are compensated based on the number of courses taught. Low student-teacher ratios at the traditional campuses, approximately 14:1, 15:1, 14:1, and 18:1 in Fall 1999 for AIU's campuses in Atlanta, Los Angeles, London, and Dubai, respectively, and the absence of a faculty tenure track promote a student-focused environment. In AIU's power campus programs, students rotate from classroom instruction, with a maximum of 28 students, to problem-solving sessions, with teams averaging six students. Students and administrative staff evaluate faculty members each academic term on the basis of teaching abilities and demonstrated technical knowledge.

Student Recruitment

   To generate interest in AIU's academic programs, EduTrek engages in a broad range of marketing activities, including print and radio advertising, Internet advertising, direct mail, and direct contact with targeted corporations, high schools and community colleges. EduTrek also attempts to locate its campuses near major highways to provide high visibility and easy access. Alumni, employers, embassies, and currently enrolled students refer a substantial portion of new students. EduTrek also has a Web site, www.aiuniv.edu, that allows electronic access to company and program information, as well as on-line applications.

   AIU's advertising is controlled centrally and is targeted at local markets where the campuses are located, United States universities (for the study abroad program), and international markets to attract students from other countries. Direct responses to advertising and direct mail are received, tracked, and forwarded promptly to the appropriate admissions officers. All responses are analyzed in order to continually improve AIU's marketing efforts.

   AIU employs over 40 admissions representatives who make visits and presentations to various organizations and who follow up on leads generated by advertising and marketing efforts and referrals. Representatives pursue leads by arranging interviews with prospective students at the campus and generally assist students with clarifying their career goals and completing the application process. The interview is designed to establish the student's qualifications, academic background, and goals, to determine his or her suitability for specific programs, and to administer any required tests. Recruiting policies and processes are established centrally but implemented at the campus level through a director of admissions.

   To supplement its advertising efforts, AIU employs personnel who recruit students at high schools, community colleges, universities, embassies, college fairs, and corporations. AIU's international student recruiters visit international high schools, college fairs, embassies, and consulates. Study abroad recruiters visit selected university professors and study abroad advisors, who most directly influence a student's decision to study abroad.

Student Retention

   The ability to retain students until graduation is a critical indicator of AIU's success, and early academic intervention is crucial to improving student completion rates. To minimize student withdrawals, AIU devotes staff and other resources to assist and advise students regarding academic and financial matters, part-time employment, and housing. AIU employs guidance counselors at all its campuses to advise students.


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Graduate Placement

   The successful placement of graduates in occupations related to their fields of study is critical to AIU's ability to continue to recruit students successfully. EduTrek tracks its placement rates to ensure program quality and customer satisfaction. The following placement rates were achieved for those students who reported their career information upon graduation and who participated in the professional development modules:

  . 81% of United States graduates from AIU's traditional campus programs in 1999, excluding those who continued their education, obtained employment within approximately six months of graduation, as compared to 84% in 1998. The approximate average starting salary of 1999 bachelor's degree graduates from AIU's traditional campus programs was $30,027, as compared to $28,100 in 1998 and $27,900 in 1997.

  . The 1999 placement rate for all power campuses was 87%, with an average starting salary of $45,100 per year.

   To increase placement rates and starting salaries, AIU has done the following:

  .  maintained a staff of 16 professional dedicated to placement;

  .  standardized all professional development modules and classes;

  . developed and published delivery schedules for all professional development modules and classes at all campus locations;

  . made participation in the professional development modules and classes mandatory:

  . made additional resources, including printed books, tapes and on-line initiatives, available to students through media centers; and

  . increased the number and depth of advisory councils to improve the relationship between AIU and the corporate community.

   As a standard component of AIU's curriculum in all programs, placement personnel assist students in developing individualized career plans, selecting classes to further these plans, obtaining internships, and formulating job search strategies. Students also receive instruction during their program of study on basic job search skills, including identifying potential employment opportunities, writing resumes and letters of introduction and preparing for interviews.

Competition

   The higher education market is highly fragmented and competitive, with no private or public institution having a significant market share. In the United States and London, AIU competes primarily with four-year and two-year degree-granting public and private regionally accredited colleges and universities. Many of these institutions have far greater financial resources than AIU. EduTrek believes its campus in Dubai is currently the only United States-accredited postsecondary institution offering degree programs in the United Arab Emirates and competes with numerous institutions in the Persian Gulf region. Some of these institutions are government sponsored and charge a lower tuition than AIU.

   AIU competes primarily at a local and regional level with other regionally accredited colleges and universities based on the quality of the academic programs, the accessibility of the programs and learning resources, the cost of the program, the perceived quality of the instruction, the employability of its graduates, and the time necessary to earn a degree.

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Accreditation

   Accreditation is a process for evaluating the quality of educational institutions and their programs against established criteria and standards. This process entitles institutions of higher education to gain the confidence of the educational community and the public. In the United States, an institution submits itself to qualitative review by an organization of peer institutions to obtain accreditation. There are three types of accrediting agencies in the United States: (1) regional accrediting associations, of which there are six, which accredit degree-granting institutions located within their geographic areas, (2) national accrediting agencies, which accredit institutions without regard to their locations, and (3) specialized accrediting agencies, which accredit specific programs within an institution. Accrediting agencies primarily examine the institutional and programmatic operations and the academic quality of the instructional programs. A grant of accreditation is generally viewed as verification that the institution's programs meet generally accepted or specific academic standards. Accrediting agencies also review the administrative, service, and financial operations of institutions to ensure that an institution has the resources to accomplish its educational mission.

   College and university administrators depend on accreditation to evaluate transfers of credit and applications to graduate schools. Employers rely on the accreditation when evaluating a candidate's credentials, and parents and high school counselors look to accreditation for assurance that an institution meets quality educational standards. Moreover, accreditation is necessary for students to qualify for eligibility for federal financial assistance. Also, most scholarship commissions restrict their awards to students attending accredited institutions.

   Pursuant to the Higher Education Act of 1965, as amended, or the HEA, the Department of Education relies on accrediting agencies to determine whether institutions' educational programs qualify them to participate in federal student financial aid programs. The HEA specifies certain standards that all recognized accrediting agencies must adopt in connection with their review of postsecondary institutions. Accrediting agencies that meet Department of Education standards are recognized as the arbiters of the quality of the education or training offered by an institution. Each of AIU's campuses is accredited by SACS, an accrediting agency recognized by the Department of Education. In addition, AIU's interior design programs in Atlanta (Buckhead) and Los Angeles are accredited by FIDER, and the advertising program in Dubai is accredited by the International Advertising Association.

   The HEA requires each recognized accrediting agency to submit to a periodic review of its procedures and practices by the Department of Education as a condition of its continued recognition. SACS, AIU's regional accreditor for purposes of participation in federal student financial aid programs, has been reviewed within the last five years and has had its recognition extended.

   An accrediting agency may place an institution on private or public "reporting" status in order to monitor one or more specified areas of a school's performance. An institution placed on reporting status is required to report periodically to its accrediting agency on that school's performance in the specified areas. While on reporting status, an institution may not open and commence teaching at new locations without first receiving a waiver from its accrediting agency. Failure to demonstrate compliance with accrediting standards could result in the loss of accreditation. None of AIU's campuses has been placed on reporting status by any of its respective accrediting agencies.

Student Financial Assistance

   Students attending AIU finance their education through a combination of family contributions, individual resources, financial aid and employer tuition reimbursement. As at most other postsecondary institutions, many students enrolled at AIU must rely, at least in part, on financial assistance to pay the cost of their education. The largest source of such support for AIU's United States students is the federal student financial aid programs.

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   Additional sources of funds include other federal grant programs, state grant and loan programs, private loan programs, and institutional grants and scholarships. Because international students attending AIU are not eligible to participate in United States government-sponsored student aid programs, the majority of their funding is derived from personal and family resources.

   To provide students access to federal student financial aid programs, a school must be (1) authorized to offer its programs of instruction by the relevant agency of the state in which it is located, (2) accredited by an agency recognized by the Department of Education, and (3) certified as an eligible institution to participate in the federal student financial aid programs by the Department of Education. In addition, that school must ensure that federal student financial aid program funds are properly accounted for and disbursed in the correct amounts to eligible students.

   Under the HEA and its implementing regulations, AIU must comply with certain standards on an institutional basis. For purposes of these standards, the regulations define an institution as a main campus with additional locations, if any. Under this definition, all of AIU's campuses are treated as one institution with the main campus located in Atlanta (Buckhead), Georgia.

Nature Of Federal Support For Postsecondary Education

   While states support public colleges and universities primarily through direct state subsidies, the federal government provides a substantial part of its support for postsecondary education in the form of grants and loans to students enrolled at eligible institutions. Federal student financial aid programs have provided aid to students for more than 30 years and, since the enactment of the HEA in 1965, the scope and size of such programs have steadily increased. Since 1972, Congress has amended the HEA to provide for the needs of the changing national student population. Among other things, the HEA has been amended to provide that students at proprietary schools are eligible for assistance under the federal student financial aid programs, establish a program for loans to parents of eligible students, opens federal student financial aid programs to part-time students, increase maximum loan limits and eliminate the requirement that students demonstrate financial need to obtain unsubsidized federally guaranteed student loans. Most recently, the William D. Ford Federal Direct Loan program was enacted, enabling students to obtain loans from the federal government rather than from commercial lenders. Accounting for AIU participation in federal student financial aid programs is on a calendar year basis. With respect to 2000, EduTrek's management believes that the financing received under various programs as a percentage of company net revenues will not be materially different than 1999.

   Students at AIU participate in the following federal student financial aid programs:

   Pell. The Federal Pell Grant program is the principle means by which the Department of Education makes grants to students who demonstrate financial need. Every eligible student is entitled to receive a Pell grant; there is no institutional allocation or limit. Grants presently range from $400 to $3,300 per year. Amounts received by students enrolled in AIU for the fiscal year ended December 31, 1999 under the Pell program equaled approximately $1.4 million or 2.3% of EduTrek's net revenues.

   FSEOG. Federal Supplemental Educational Opportunity Grant, or FSEOG, program awards are designed to supplement Pell grants for the neediest students. FSEOG grants generally range in amount from $100 to $4,000 per year. The availability of FSEOG awards is limited by the amount of those funds allocated to an institution under a formula that is based upon the size of the institution, its costs, and the income levels of its students. FSEOG awards at AIU generally do not exceed $1,500 per eligible student per year. EduTrek is required to make, at a minimum, a 25% matching contribution for all FSEOG program funds disbursed. Resources for this institutional contribution may include institutional grants and scholarships and, in certain states, portions of state scholarships. Amounts received by students enrolled in AIU under the FSEOG program for the fiscal year ended December 31, 1999 equaled approximately $58,782 or 0.1% of EduTrek's net revenues.

   FFEL and Federal Direct Student Loans. The Federal Family Education Loan, or FFEL, programs include the Federal Stafford Loan program and the Federal PLUS Loan program, or PLUS, whereby private lenders make loans to a student or his or her parents to pay the cost of attendance at a postsecondary school.

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   The FFEL programs are administered through state and private non-profit guaranty agencies that insure loans directly, collect loans in default, and provide various services to lenders. The federal government provides interest subsidies in some cases and reinsurance payments for borrower default, death, disability, and bankruptcy.

   The William D. Ford Federal Direct Loan program, or Direct Loan program, is substantially the same as the FFEL program in providing Stafford and PLUS loans. Under the Direct Loan program, however, funds are provided directly by the federal government to the students, and the loans are administered through the school. For schools electing to participate, the Direct Loan program replaces the FFEL program, unless participation in both programs is permitted by the Department of Education, although loans are made on the same general terms and conditions.

   Direct and FFEL Stafford Loans. Undergraduate students may borrow an aggregate of $2,625 for their first undergraduate academic year, $3,500 for their second academic year, and $5,500 for their third and fourth academic years under the FFEL Stafford Loan or Direct Stafford Loan program. Graduate students may borrow up to $8,500 each academic year. If the student qualifies for a subsidized loan, based on financial need, the federal government pays interest on the loan while the student is attending school and during certain grace and deferment periods. If the student does not qualify for a subsidized loan, the student must pay the interest accruing on the loans. In addition, independent undergraduate students may qualify for an additional $4,000 a year and graduate students may qualify for an additional $10,000 a year in unsubsidized Stafford loans.

   For the fiscal year ended December 31, 1999, and through November 6, 2000, AIU chose to participate only in the FFEL programs. FFEL loans amounted to approximately $27.7 million or approximately 44.9% of EduTrek's net revenues for the fiscal year ended December 31, 1999.

   Direct and FFEL PLUS Loans. Parents of dependent students may receive loans under the FFEL PLUS Loan program or the Direct PLUS Loan program on an academic year basis. The maximum amount of any PLUS loan is the total cost of a student's education for each relevant academic year less other financial aid received by the student attributable to such year. These loans are repayable commencing 60 days following the last disbursement, with flexible payment schedules over a ten-year period. The FFEL PLUS loans are made by lending institutions and guaranteed by the federal government. The Direct PLUS Loan program provides PLUS loans issued directly by the federal government on the same general terms as the FFEL PLUS loans. For the fiscal year ended December 31, 1999, and through November 6, 2000, AIU chose to participate in only the FFEL PLUS Loan program. FFEL PLUS loans amounted to approximately $1.4 million, or approximately 2.3% of EduTrek's net revenues for the fiscal year ended December 31, 1999.

   Federal Work-Study. Under the Federal Work-Study, or FWS, program, federal funds are made available to pay up to 75% of the cost of part-time employment of eligible students, based on their financial need, to perform work for the institution or for off-campus public or non-profit organizations. At least 7% of an institution's FWS allocation must be used to fund student employment in community service positions. For the fiscal year ended December 31, 1999, FWS funds amounted to approximately $73,354 or 0.1% of EduTrek's net revenues.

Availability of Lenders

   Five lending institutions currently provide over 85% of all federally guaranteed loans to students attending AIU. While EduTrek believes that other lenders would be willing to make federally guaranteed student loans to its students if loans were no longer available from its current lenders, there can be no assurance in this regard. In addition, the HEA requires the establishment of lenders of last resort in every state to make loans to students at any school that cannot otherwise identify lenders willing to make federally guaranteed loans to its students. Moreover, because AIU is eligible to participate in the Direct Loan program, if necessary, students should be able to obtain loans directly from the federal government.


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Other Financial Assistance Sources

   Students at AIU participate in state grant programs, including Georgia's HOPE Scholarship and Tuition Equalization Grant programs, as well as the California Grant Program and Florida State Grant Program. For the fiscal year ended December 31, 1999, approximately $479,882 or 0.8% of EduTrek's net revenues was derived from state grant programs. In addition, certain students attending AIU receive financial aid provided by the United States Department of Veterans Affairs, the United States Department of the Interior (Bureau of Indian Affairs), and the Rehabilitative Services Administration of the Department of Education (vocational rehabilitation funding). For the fiscal year ended December 31, 1999, financial assistance from such federal programs equaled less than 0.2% of EduTrek's net revenues. AIU also provides institutional scholarships to qualified students. For the nine months ended September 30, 2000, institutional scholarships had a value equal to approximately $759,000 or 1.5% of EduTrek's net revenues.

Federal Oversight of Federal Student Financial Aid Programs

   The substantial amount of federal funds disbursed through the federal student financial aid programs and the large numbers of participating students and institutions have led to instances of fraud, waste, and abuse. As a result, the United States Congress has required the Department of Education to increase its level of regulatory oversight of schools to ensure that public funds are properly used. Therefore, to obtain and maintain eligibility to participate in the federal student financial aid programs, AIU must comply with the rules and regulations set forth in the HEA and the regulations thereunder. An institution must obtain certification by the Department of Education as an "eligible institution" to participate in federal student financial aid programs. Certification as an "eligible institution" to participate in federal student financial aid programs requires, among other things, that the institution be authorized to offer its educational programs by the state in which it operates and be accredited by an accrediting agency recognized by the Department of Education.

   The HEA provides standards for institutional eligibility to participate in the federal student financial aid programs. The standards are designed, among other things, to limit dependence on federal student financial aid program funds, prevent schools with unacceptable student loan default rates from participating in federal student financial aid programs, and, in general, require institutions to satisfy certain criteria intended to protect the integrity of the federal programs, including criteria regarding administrative capability and financial responsibility. A school that has been certified as eligible to participate in the federal student financial aid programs continues to remain eligible for the period of its certification, which is generally up to six years. A school must apply for a renewal of its certification prior to its expiration, and must demonstrate compliance with the eligibility requirements in its application.

   Under certain circumstances, the Department of Education may provisionally certify a school to participate in federal student financial aid programs. Provisional certification may be imposed when a school undergoes a change in ownership resulting in a change of control, such as the proposed merger with CEC, or when a school is reapplying for certification, if the school (1) does not satisfy all the financial responsibility standards, (2) has a cohort default rate of 25% or more in any of the three most recent federal fiscal years for which data is available, and (3) under other circumstances determined by the Secretary of Education. Provisional certification differs from certification in that a provisionally certified school may be terminated from eligibility to participate in the federal student financial aid programs or subject to other adverse action without the same opportunity for a hearing before an independent hearing officer and an appeal to the Secretary of Education as is afforded to a fully certified school. Additionally, the Department of Education may impose such further conditions on a provisionally certified institution's eligibility, as it deems necessary. In connection with EduTrek's acquisition of American European Corporation in October 1996, which resulted in a change of control of AIU, EduTrek was provisionally certified to participate in the federal student financial aid programs. As of November 6, 2000, AIU was fully certified; this new program participation expires December 31, 2003. If AIU is recertified for participation in the federal student financial aid programs under the ownership of CEC following the consummation of the merger, it will be on a provisional basis.

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   Cohort Default Rates. A significant component of the Congressional initiative aimed at reducing fraud, waste, and abuse was the imposition of limitations on participation in the federal student financial aid programs by institutions whose former students defaulted on the repayment of federally guaranteed student loans at an "excessive" rate. Since the Department of Education began to impose sanctions on institutions with cohort default rates above certain levels, more than 600 institutions have lost their eligibility to participate in some or all federal student financial aid programs. However, many institutions, including AIU, have responded by implementing aggressive student loan default management programs aimed at reducing the likelihood of student defaults.

   A school's cohort default rate under the FFEL and Direct Loan programs is calculated on an annual basis as the rate at which student borrowers scheduled to begin repayment on their loans in one federal fiscal year default on those loans by the end of the next federal fiscal year. Any institution whose FFEL or Direct Loan cohort default rates equal or exceed 25% for three consecutive years will no longer be eligible to participate in that program or the Pell program for the remainder of the federal fiscal year in which the Department of Education determines that such institution has lost its eligibility and for the two subsequent federal fiscal years. In addition, an institution whose FFEL and Direct Loan cohort default rate for any federal fiscal year exceeds 40% may have its eligibility to participate in all of the federal student financial aid programs limited, suspended, or terminated. AIU's cohort default rates have been less than 13.1% for each of the three most recent federal fiscal years for which data is available.

   If an institution's FFEL and Direct Loan cohort default rate equals or exceeds 25% in any of the three most recent federal fiscal years, that institution may be placed on provisional certification status for up to six years. Provisional certification does not limit an institution's access to federal student financial aid program funds; however, an institution with provisional status is under closer review by the Department of Education and may be subject to summary adverse action if it commits violations of federal student financial aid program requirements.

   Increased Regulatory Scrutiny. The HEA has established a three-part system, referred to as the Program Integrity Triad, to provide regulatory oversight of postsecondary education institutions participating in the federal student financial aid programs. Part one of that system is based on state oversight of the facilities, programs and other aspects of an institution's operations.

   Part two of the Program Integrity Triad expanded the role for accrediting agencies in the oversight of institutions. As a result, the accrediting agencies that accredit AIU have increased the depth and intensity of reviews and have expanded examinations in such areas as financial responsibility and timeliness of student refunds. The Program Integrity provisions also require each accrediting agency recognized by the Department of Education to undergo comprehensive periodic reviews to ascertain whether such accrediting agency is adhering to required standards. No accrediting agency or association may be approved by the Department of Education for a period of more than five years. SACS, AIU's primary accrediting agency, has been reviewed by the Department of Education and reapproved for continued recognition by the Department of Education.

   Part three of the Program Integrity Triad provides for the Department of Education to evaluate the financial responsibility and administrative capability of institutions participating in federal student financial aid programs, and mandates that the Department of Education periodically review the eligibility and certification of every such eligible institution. The HEA requires all institutions to undergo a recertification review by the Department of Education at least every six years or upon a change in control. A denial of recertification would preclude AIU from continuing to participate in federal student financial aid programs. Effective October 8, 2000, the Department of Education requires a second student refund calculation to determine the percentage of

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federal student financial aid disbursed to the students which must be returned if the student withdraws. The effect on EduTrek is to more closely relate federal student financial aid funds to the proportion of time the student was enrolled in the term. EduTrek expects no material change in cash refunds to students as a result of this provision.

   Financial Responsibility Standards. All institutions participating in federal student financial aid programs must satisfy a series of specific standards of financial responsibility. Institutions are evaluated for compliance with those requirements as part of the Department of Education's recertification process and also each year, based on the audited financial statements of the institution or its parent corporation.

   The Department of Education measures an institution's financial responsibility based on three different ratios: an equity ratio, a primary reserve ratio, and a net income ratio. The equity ratio measures an institution's capital resources, ability to borrow, and financial viability. The primary reserve ratio measures an institution's ability to support current operations from expendable resources. The net income ratio measures the ability to operate at a profit. The results of each ratio are assigned a strength factor and then evaluated based on an assigned weighting percentage for each ratio. The weighted scores for the three ratios are then added together to produce a composite score for the institution. The composite score must be at least 1.5 for the institution to be deemed financially responsible by the Department of Education without the need for further financial monitoring. If the institution's composite score is less than 1.5, but equal to or greater than 1.0, the institution may continue to participate in the federal student financial aid programs, subject to more rigorous financial aid disbursement and financial monitoring requirements by the Department of Education. In addition, the Department of Education deems an institution to lack financial responsibility if its auditor's opinion expresses doubt about the institution's ability to continue as a going concern.

   An institution that does not meet the Department of Education's minimum composite score or otherwise fails the standards of financial responsibility may nevertheless demonstrate its financial responsibility by posting a letter of credit in favor of the Department of Education in an amount equal to at least 50% of the federal student financial aid program funds received by the institution during its prior fiscal year or posting such letter of credit in an amount equal to at least 10% of the federal student aid program funds received by the institution during its prior fiscal year and accepting other conditions that subject it to more rigorous financial aid disbursement and financial aid monitoring requirements by the Department of Education. Based on the total federal student aid funds received by AIU students in the year ended December 31, 1999, a letter of credit calculated at the 50% threshold would be equal to approximately $15 million. In addition, if EduTrek were to post a letter of credit calculated at the 10% threshold, or if the Department of Education questioned AIU's ability to administer federal student financial aid funds for any other reason, the Department of Education could transfer AIU to the cash monitoring or reimbursement method of administering its federal student financial aid funds. The cash monitoring method may entail a short delay in an institution's receipt of federal student financial aid funds. However, under a stricter form of cash monitoring or under the reimbursement method, AIU would be required to make disbursements to eligible students or parents by crediting their accounts before AIU could request or receive funds for those disbursements from the Department of Education, which commonly results in a delay of 30 to 80 days in an institution's receipt of federal student financial aid funds. Based on the audited financial statements for the year ended December 31, 1999, EduTrek's composite score did not meet the minimum requirements and in issuing such financial statements its auditor expressed doubt about EduTrek's ability to continue as a going concern. As a result, EduTrek could be required to post a letter of credit in favor of the Department of Education in the amount of approximately $15 million or transferred to the cash monitoring or reimbursements form of payment of its federal student financial aid funds.

   EduTrek's management believes that the consummation of the merger will provide EduTrek with the ability to correct the financial responsibility deficiencies for the surviving combined entity, although there can be no assurance that this will be the case.

   Under a separate standard of financial responsibility, institutions that have made late student refunds in either of its last two fiscal years must post a letter of credit with the Department of Education in an amount equal to 25% of the total federal student financial aid program refunds paid by the institution in its prior fiscal year. AIU has not been required to post a letter of credit under this standard and believes it is in compliance with this standard for the year ended December 31, 1999, the date of the most recent financial aid attestation.

   Administrative Capability. The Department of Education regulations set certain standards of "administrative capability" which an institution must satisfy to participate in the federal student financial aid programs. These criteria require, among other things, that the institution comply with all applicable regulations, have capable and sufficient personnel to administer the federal student financial aid programs, have acceptable methods of defining and measuring the satisfactory academic progress of its students, provide financial aid counseling to its students, timely submit all required reports and financial statements, and have cohort default rates not equal to or in excess of 25% for any one of the three most recent fiscal years. See "--Cohort Default Rates."

   Failure to satisfy any of the criteria may lead the Department of Education to determine that the institution lacks the requisite administrative capability and on that basis place the school on provisional certification when it seeks to renew its certification as an eligible institution, or subject it to a fine or to a proceeding for the limitation, suspension, or termination of its participation in federal student financial aid programs. Unless an institution has already been placed on provisional certification, proceedings to fine, limit, suspend, or terminate an institution are conducted before an independent hearing officer of the Department of Education and are subject to appeal to the Secretary of Education, prior to any sanction taking effect. Thereafter, judicial review may be sought in the federal courts.

   Restrictions on Operating Additional Campuses. The HEA requires that proprietary institutions be in full operation for two years before applying to participate in federal student financial aid programs. However, under the HEA and Department of Education regulations, an institution that is certified to participate in federal student financial aid programs may establish an additional location within a state or selected territory of the United States (as identified in the regulations) and apply to participate in federal student financial aid programs at that location without reference to the two-year requirement, if such additional location satisfies all other applicable requirements. The regulations also contain specific requirements governing the establishment of new main campuses, branch campuses, and classroom locations at which any student receives at least 50% of his or her educational program. These requirements affect the business facilities of client companies used by AIU, as well as classrooms at campuses. AIU has obtained all required approvals for its locations.

   Generally, an institution that is eligible to participate in the federal student financial aid programs may add a new educational program without Department of Education approval if that new program leads to an associate level or higher degree and the institution already offers programs at that level. If an institution erroneously determines that an educational program is eligible for the federal student financial aid programs, the institution would likely be liable for repayment of the federal student financial aid funds provided to students in that educational program.

   Certain of the state authorizing agencies and accrediting agencies with jurisdiction over AIU also have requirements that may, in certain instances, limit the ability of EduTrek to open a new school, acquire an existing school, establish an additional location of an existing school or add new educational programs. EduTrek does not believe that those standards will have a material adverse effect on EduTrek or its future expansion plans.

   Change of Control. An institution that undergoes a change of ownership resulting in a change of control must obtain approval of the change of control from its state and accrediting agencies and be reviewed and recertified for participation in federal student financial aid programs under its new ownership. A change in control of EduTrek may result in the temporary suspension of AIU's participation in the federal student financial aid programs unless AIU fulfills the application and related requirements to obtain temporary certification to continue such participation under the ownership of CEC. Under a provision of the HEA enacted in 1998 and codified in Department of Education regulations that went into effect on July 1, 2000, an institution that undergoes a change of control may obtain temporary provisional certification, and therefore avoid an interruption in its receipt of federal student financial aid funds, if it timely files a materially complete application for Department of Education review pending the institution's preparation of its complete application. Such temporary certification may be extended on a month-to-month basis if the institution obtains and timely files state and accrediting approvals of the change of control and timely files an audited balance sheet reflecting the financial condition of the institution following the change of control.

   With respect to a publicly traded corporation, such as EduTrek, Department of Education regulations provide that a change of control occurs when there is an event that would obligate the corporation to file a Current Report on Form 8-K with the Securities and Exchange Commission disclosing a change of control. The merger will require EduTrek to file such a report on Form 8-K and therefore will require AIU to file the necessary application materials with the Department of Education, as well as with the applicable states and accrediting agencies, in order to be certified for continued participation in the federal student financial aid programs under the ownership of CEC. If AIU is recertified it will be on a provisional basis.

   If the eligibility of AIU to participate in federal student financial aid programs were to be lost or suspended for a significant period of time pending an application to regain eligibility, or if it were determined not to be eligible, its operations would be materially adversely effected. The possible loss of federal student financial aid program eligibility resulting from a change of control may also discourage or impede a tender offer, proxy contest, or other similar transaction involving control of EduTrek.

   The "90/10 Rule" (formerly the "85/15 Rule"). A proprietary institution, such as AIU, would cease to be eligible to participate in federal student financial aid programs if, on a cash basis of accounting, it derived more than 90% of its revenues for any fiscal year from federal student financial aid programs funds.
Any school that violates the 90/10 Rule immediately becomes ineligible to participate in federal student financial aid programs and is unable to apply to regain its eligibility for at least a year. Each year, every institution participating in the federal student financial aid programs must demonstrate compliance with this standard. EduTrek has calculated that, since this requirement took effect in fiscal 1995, AIU has not derived more than 50% of its revenues from federal student financial aid programs for any fiscal year and has not done so through November 6, 2000. EduTrek regularly monitors compliance with this requirement in order to minimize the risk that AIU would derive more than 90% of its revenues from federal student financial aid programs for any fiscal year. If AIU appears likely to approach the 90% threshold, EduTrek would evaluate the appropriateness of making changes in student funding and financing to ensure compliance.

   Restrictions on Payment of Bonuses, Commissions, or Other
Incentives. Schools participating in federal student financial aid programs are prohibited from providing any commission, bonus, or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to persons engaged in any student recruitment, admission, or financial aid awarding activity (the "Incentive Compensation Rule"). Department of Education regulations do not provide clear criteria for compliance. If the Department of Education were to determine that AIU's methods of compensation do not comply with the Incentive Compensation Rule, AIU could be required to modify its compensation system, repay certain previously disbursed federal student financial aid program funds, pay administrative fines, or lose its eligibility to participate in federal student financial aid programs.

State Authorization

   AIU's campuses in Atlanta and Los Angeles are authorized to offer educational programs and grant degrees or diplomas by the States of Georgia and California, respectively. The Dubai campus has also been authorized to offer educational programs and grant degrees or diplomas by the State of Georgia. In addition, because AIU's campuses located in London and Dubai are operated by a corporation whose parent corporation is organized under the laws of the District of Columbia, the London and Dubai campuses also are authorized to offer educational programs and grant degrees or diplomas by the Education Licensure Commission of the District of Columbia. The level of regulatory oversight varies substantially from state to state. In some states, campuses are subject to licensure by the state education agency and also by a separate higher education agency. State laws establish standards for instruction, qualifications of faculty, location and nature of facilities, financial policies and responsibility, and other operational matters. State laws and regulations may limit the ability of EduTrek to obtain authorization to operate in certain states or to award degrees or diplomas or offer new degree programs. As discussed below, California prescribes standards of financial responsibility that are different from those prescribed by the Department of Education.

   California. The State of California requires private, postsecondary educational institutions to meet certain financial tests in order to continue operating in the state. These financial tests include three requirements: (1) not having an operating loss in each of an institution's two most recent fiscal years; (2) having positive net worth in its latest fiscal year; and (3) maintaining a ratio of current assets to current liabilities of 1.25:1 or greater. California also has discretion under this statute to allow an educational institution to continue operating if it does not satisfy the financial tests, if the institution can demonstrate that it has maintained sufficient financial resources to sustain all of its promised educational services. For the fiscal year ended December 31, 1999, AIU's Los Angeles campus did not satisfy the above requirements.

   In connection with granting authority for continued operations, California law also requires an on-site visit to all postsecondary institutions having accreditation from a regional accrediting association other than the Western Association of Colleges and Schools. The California Bureau conducted a visit to AIU's campus in Los Angeles in June 1996 and issued its report, granting approval for continued degree-granting operation for the maximum four-year period. In September 2000, the approval was extended to December 31, 2003. In 1997, the state legislature transferred regulatory control of out-of-state institutions to the California Bureau of Private Postsecondary and Vocational Education, State of California Department of Consumer Affairs as of January 1, 1998. As the name suggests, this new state agency has a greater consumer protection focus than the former Council, which treated out-of-state institutions in a manner similar to an accrediting agency.

   Georgia. Since 1997, AIU has subjected its operations to the oversight of the State of Georgia in order to become eligible to participate in Georgia's HOPE Scholarship and Tuition Equalization Grant programs as well as to use the term "University" as part of its name. In the State of Georgia, the Georgia Nonpublic Postsecondary Education Commission, or NPEC, reviews for-profit institutions such as AIU. NPEC regulations require for-profit institutions to meet minimum standards relating to educational quality, ethical business practices, health and safety, and fiscal responsibility. These standards include, but are not limited to, requirements that the institution demonstrate that it has adequate facilities and equipment, that its instructors and administrators have the requisite education and experience, and that the quality and content of each program meet stated objectives. Other NPEC standards address such areas as the institution's library resources, catalog disclosures, support services, student complaints, advertising, admissions, recruitment, student refunds, and student records. In order to demonstrate fiscal responsibility, NPEC requires that the institution have sufficient resources to support its operation for at least the length of its degree program, funds to operate which are not limited to current tuition, and accounts receivable and funds available to operate the institution for at least the quarter or semester, as the case may be. NPEC determined that AIU satisfied its requirements and issued a certificate of authorization for the period of September 19, 1997 through April 30, 1998. New certificates of authorization have been issued for the Buckhead, Dunwoody and Dubai campuses through May 31, 2001, April 30, 2001 and May 31, 2001, respectively.

   EduTrek will seek to demonstrate to California and Georgia its financial strength and ability to continue to operate. EduTrek management believes that upon consummation of the merger, the surviving combined entity will meet the financial responsibility standards of the states in which it currently operates, although there can be no assurance of such.

   District of Columbia. AIU's campuses in London, Dubai, and the District of Columbia are subject to the regulatory oversight of the District of Columbia Education Licensure Commission. The Licensure Commission's standards governing degree granting institutions address such areas as administration, the adequacy of the institution's finances, faculty qualifications, curricula, admissions, procedures for assessing student outcomes, student services, the adequacy of the library and equipment, maintenance of student records, and advertising. Additionally, in connection with conferring degree-granting status, the Licensure Commission requires an on-site visit to all post-secondary institutions with accreditation under the laws of the District of Columbia. The Licensure Commission conducted a visit to AIU's campuses in London and Dubai in December 1997 and is expected to conduct a visit to AIU's campus in the District of Columbia in the future. The Licensure Commission granted AIU a license, which will remain in effect until June 30, 2001. These licenses are subject to periodic review under various circumstances including a change in ownership and changes in accreditation status, location, and degrees or certificates offered.

   Florida. The State of Florida through its State Board of Independent Colleges and Universities, or SBICU, regulates the establishment of in-state and out-of-state higher educational enterprises within the territorial jurisdiction of the state. The SBICU utilizes a multi-stage process by which to grant institutions permission to operate and move through a series of progressive steps toward "full approval." Each approval stage is accompanied by a mandated report and an appearance before the SBICU in public session. Two of the four stages are preceded by visitations of staff or a peer review team to the Miami campus location. AIU was granted Temporary Licensure in April of 1998 and moved to Level I Provisional Licensure in July of that same year. A staff member visited the parent campus for information collection purposes and further analysis of the institution prior to the July action. AIU was then authorized to advertise, admit students, and operate an institution of higher education in Florida. At the January 1999 meeting, AIU Level I Provisional Licensure was extended for an additional six months. AIU was granted Level II Provisional status in June 1999. During August 2000, permanent licensure was granted for one year.

Employees

   As of November 6, 2000, EduTrek employed 484 persons on a full-time basis and 389 persons on a part-time basis, including 177 full-time and 267 part-time faculty members.

Properties

   AIU maintains well-equipped campuses and facilities that support the university's focus on technology in education. Classrooms and team rooms provide a comfortable but professional environment to facilitate collaborative learning and better prepare students for the workplace. An advanced technical infrastructure allows students to work on-line from thousands of data ports, communicating with each other, instructors, and the world via the Internet. In the undergraduate areas of study, fashion and interior design studios feature sophisticated equipment. The visual communication facilities include professionally equipped darkrooms and photography studios as well as classrooms with drafting tables and other studio supplies. Video production studios house advanced sound and video equipment. Macintosh and PC labs feature computers, printers, and the latest software available, including programs for computer-aided design. The library resource centers include audiovisual and interior design resources.

   EduTrek leases all of its administrative and educational facilities. The table below sets forth certain information regarding EduTrek's facilities as of September 30, 2000:

                             Approximate
Location                    Square Footage              Expiration
--------                    --------------              ----------
Atlanta, GA
  AIU--Buckhead...........      60,800     January 3, 2009
  AIU--Dunwoody...........      70,313     January 31, 2010
  Administration..........      14,401     January 31, 2010
  Administration..........       2,200     April 30, 2001
Los Angeles, California...      88,200     March 31, 2009
Washington, D.C. .........      36,300     July 1, 2008
London, England...........      46,000     November 27, 2005
Dubai, United Arab
 Emirates.................      34,300     Leased by Middle East Colleges, Ltd.
Fort Lauderdale, Florida..      27,400     August 30, 2009

   Typically, AIU's facilities occupy an entire building or several floors or portions of floors in a building. Leases typically have terms of six months to ten years, with up to five-year renewal options. EduTrek also leases facilities for student parking and housing.

   EduTrek actively monitors facility capacity in light of current utilization and projected enrollment growth. Management believes that in order to accommodate projected increases in student enrollment at each of its campuses over the next two years, AIU may be required to acquire additional space.

Legal Proceedings

   EduTrek is not a party to any legal proceedings, the adverse outcome of which, in management's opinion, would have a material adverse effect on EduTrek's operating results.

                EDUTREK MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of the results of operations and financial condition of EduTrek should be read in conjunction with the "Selected Historical Financial Data of EduTrek" and EduTrek's Consolidated Financial Statements and Notes included elsewhere in this proxy statement/prospectus.

Overview

   EduTrek has reported net losses of approximately $5.5 million for the nine months ended September 30, 2000, $18.2 million for the year ended December 31, 1999, $5.5 million for the seven-month transition period ended December 31, 1998 (the seven month transition period in 1998 resulted from EduTrek changing its fiscal year-end from May 31 to December 31 during 1998).

   For the nine months ended September 30, 2000, EduTrek's loss from operations was approximately $2.7 million compared to a loss of approximately $6.8 million for the nine months ended September 30, 1999. For the year ended December 31, 1999, EduTrek's loss from operations was $13.9 million compared to a loss of $8.0 million for the seven-month transition period ended December 31, 1998. The results for the year ended December 31, 1999 include restructuring accruals of $4.8 million, primarily in the following areas, in order to reduce overall expenditures and to restore positive cash flow:

  . reduction of corporate operations overhead through elimination and consolidation of positions and space reductions;

  . teaching out current classes in the Washington D.C. campus and closing that operation; and

  .  termination of the lease for a new Northern Virginia campus site.

   EduTrek's management estimates that corporate staff and space reductions will save approximately $2.5 million annually when fully implemented in the twelve-month period ended December 31, 2000. The accrual for severance and employment contracts included 16 employees. Management has further announced the teach-out and eventual closure of its Washington, D.C. power campus, which has failed to meet its enrollment goals. The components of the restructure accrual consist of the following:

       Lease termination and other related costs....$4,137,135...
       Severance, employment expense, and other related
        costs..................................     $  666,340

   EduTrek acquired AIU (formerly The American College) through its acquisition of the American European Corporation, the predecessor, on October 8, 1996. EduTrek's principal sources of revenue are tuition, related fees, and payments for student housing collected from students. Other sources of revenue include sales of textbooks, application fees, other student fees, consulting, and other income. Net revenues are calculated by deducting AIU awarded scholarships from gross revenues.

   AIU's academic year for the traditional campus programs is divided into three 10-week terms (Fall, Winter, Spring) and two eight-week summer terms (Summer I and Summer II). Summer terms are shorter and more concentrated, and the two terms combined equal a 10-week term as it relates to the contribution to net revenues. The average term enrollment levels for Winter, Spring, Summer I and Summer II terms are approximately 95%, 90%, 53% and 33%, respectively, of the Fall term benchmark. The following table correlates AIU's academic terms to EduTrek's fiscal quarters as of December 31, 1999.

      FISCAL QUARTERS                          ACADEMIC TERMS
      ---------------                          --------------
      First (January- March)  Winter; one-fifth of Spring
      Second (April-June)     Last four-fifths of Spring; one-half of Summer I
      Third (July-September)  Last half of Summer I; Summer II
      Fourth (October-
       December)              Fall

   AIU's power campus programs (MIT, BIT, MBA, and BBA) have five enrollment periods per year: January, April, July, September and November. The full-time day programs are divided into four 10-week terms, and the evening programs are divided into seven 10-week terms. In addition, enrollment periods for AIU's BBA evening programs occur approximately once every two months. Net revenues from these programs vary from period to period based on several factors that include
(1) the aggregate number of students attending classes; (2) the number of classes held during the period; and (3) the average tuition per credit hour.

   Tuition and fees are payable prior to the start of each term. A portion of the funds is received in advance of the term's start date. The balance is collected through financial aid and under cash payment schedules established on a student-by-student basis. A review is made at least annually for possible uncollectible receivables with appropriate reserves being made at that time. Items are written off as needed. Actual write-offs have not exceeded 2.0% of net revenues during the nine months ended September 30, 2000, or the fiscal years 1999, 1998 or 1997.

   Each of AIU's campuses is 100% controlled by EduTrek except the campus in Dubai, which is controlled by EduTrek under a management agreement with an investment group based in the United Arab Emirates. Under the terms of that agreement, the investment group provided all the start-up capital required to open the campus in Dubai and is responsible for ongoing capital expenditures in exchange for 65% of the net operating cash flow from that campus. In exchange for its management services, EduTrek receives 35% of the net operating cash flow.

   As tuition is received, it is recorded as unearned revenues, a current liability. During the term, the applicable portion of the deferred tuition income is recognized as revenue each month based on the aggregate number of credit hours taken by students during the term. Unearned revenues historically has been at its highest level at the end of September before the start of the academic year and the Fall term for two reasons: (1) the Fall term represents the highest enrollment level in the year, and (2) some students, principally non-United States students in London, pay a full year's tuition in advance.

   EduTrek's expenses generally consist of cost of education and facilities, selling and promotional expenses, general and administrative expenses, and the amortization of goodwill.

   Education costs include salaries of full-time and adjunct faculty, instructional support, academic administrators, student development and support costs relating to library and classroom expenses, curriculum costs, and royalty payments on certain licenses. Facility costs consist of leasing, maintenance, student housing and other occupancy costs relating to campus facilities. Student housing costs are also included.

   Selling and promotional expenses include salaries of personnel involved in recruitment, admissions and marketing at the campus and corporate office level, their related costs, advertising costs, and the cost of producing marketing materials.

   General and administrative expenses include the salaries of personnel engaged in general administration, accounting, financial aid, personnel and compliance at the campus level, all corporate personnel and their related expenses. These expenses also include depreciation and amortization of related fixed assets, deferred costs, bank financing fees, provisions for bad debt and benefits relating to personnel at the campus and corporate levels.

   The amortization of goodwill is the result of the October 1996 acquisition of the predecessor. Goodwill costs are amortized over a 40-year period.

   Prior to the year ended December 31 1999, EduTrek's income tax provision provided for income taxes at rates approximating statutory federal and state rates, approximately 40.0%. Recent losses have led to the accumulation of significant deferred tax assets due to net operating losses as well as book versus tax differences. Due to the uncertainties related to continuing losses and EduTrek's recapitalization/restructuring efforts, the ability of EduTrek to realize these tax benefits is uncertain. Therefore, as of December 31, 1999, all existing deferred tax assets were adjusted to reflect a 100% valuation reserve. Therefore, no tax benefits were provided for the year ended December 31, 1999, and the results of operations in the year ended December 31, 1999 include the reversal of the benefit of all deferred tax items in the amount of approximately $2.8 million.

Results of Operations

   The following table sets forth, for the periods indicated, the percentage relationship of certain statement of operations items to net revenues for
EduTrek:

                                                                               Period from
                                                                                 July 1,
                           Nine Months                                 Fiscal  1996 (Date
                              Ended          Fiscal Year  Seven Months  Year       of
                          September 30,         Ended        Ended      Ended  Formation)
                          ----------------   December 31, December 31, May 31, to May 31,
                           2000      1999        1999         1998      1998      1997
                          -------   ------   ------------ ------------ ------- -----------
Net revenues............   100.0%    100.0%     100.0%       100.0%     100.0%    100.0%
Costs and expenses:
  Cost of education and
   facilities...........    60.8      59.7       59.1         53.6       40.4      38.2
  Selling and
   promotional
   expenses.............    13.6      21.3       18.7         24.2       15.1      10.3
  General and
   administrative
   expenses.............    29.4      32.8       35.4         38.5       25.1      23.2
  Acquisition costs.....     --        --         --           --         1.2       --
  Restructure expense...     --        --         7.8          --         --        --
  Write-off of license
   fees and accrual of
   termination costs....     --        --         --          14.8        --        --
  Amortization of
   goodwill.............     1.5       1.7        1.6          2.5        2.4       2.9
                          ------    ------      -----        -----      -----     -----
  Total costs and
   expenses.............   105.4     115.5      122.5        133.6       84.2      74.6
                          ------    ------      -----        -----      -----     -----
Income (loss) from
 campus operations......    (5.4)    (15.5)     (22.5)       (33.6)      15.8      25.3
Income (loss) from
 management agreement...     --        --         --           --         0.1       2.0
                          ------    ------      -----        -----      -----     -----
Income (loss) from
 operations.............    (5.4)    (15.5)     (22.5)       (33.6)      15.9      27.3
Interest expense........     3.3       2.5        2.5          1.0        3.2      10.6
Other income--net.......     0.1       0.2        0.0          0.3        3.7       0.1
                          ------    ------      -----        -----      -----     -----
Income (loss) before
 income taxes and
 minority interest and
 extraordinary item.....    (8.6)    (17.8)     (25.0)       (34.3)      16.4      16.8
Income tax (provision)
 benefit................     --        7.5       (1.5)        13.8       (6.2)     (8.4)
                          ------    ------      -----        -----      -----     -----
Income (loss) before
 minority interest and
 extraordinary item.....    (8.6)    (10.3)     (26.5)       (20.5)      10.2       8.4
Minority interest in
 earnings of American
 University in Dubai....    (2.3)     (2.7)      (3.0)        (2.6)      (3.4)      --
                          ------    ------      -----        -----      -----     -----
Net income (loss) before
 extraordinary item.....   (10.9)    (13.0)     (29.5)       (23.1)       6.8       8.4
Extraordinary loss less
 applicable income
 taxes..................     --        --         --           --        (2.3)      --
                          ------    ------      -----        -----      -----     -----
Net income (loss).......   (10.9)%   (13.0)%    (29.5)%      (23.1)%      4.5%      8.4%
                          ------    ------      -----        -----      -----     -----

Nine Months Ended September 30, 2000 Compared to Nine Months Ended September 30, 1999

   Net revenues. Net revenues increased approximately $6.8 million or 15.5%. The increase was due to an increase in student enrollment primarily at the four power campuses and a tuition increase for both traditional and power campuses.

   Cost of education and facilities. Cost of education and facilities increased approximately $4.6 million or 17.7%. Of this amount, education costs increased approximately $3.3 million or 18.9% due to an increase in the number of faculty supporting the power campuses in conjunction with the campuses' enrollment growth, as well as the related courseware, computer and other education costs. Royalty expense decreased approximately $199,000 due to the termination of the ITI courseware licensing agreement in 1998, which impacted the 1999 period. Facility costs increased approximately $1.6 million or 17.6% as the result of space growth in conjunction with the power campuses' enrollment growth, as well as the cost of maintaining dual sites for some locations during the transition to larger or more accommodating locations. For the reasons set forth above, cost of education and facilities increased as a percentage of net revenues to 60.8% in the 2000 period from 59.7% in the 1999 period.

   Selling and promotional expenses. Selling and promotional expenses decreased approximately $2.4 million or 25.8%. The decrease was a direct result of the cost control efforts instituted by EduTrek and the more focused marketing initiatives for both the traditional and power campuses. As a percentage of net revenues, selling and promotional expenses decreased to 13.6% in the 2000 period from 21.3% in the 1999 period.

   General and administrative expenses. General and administrative expenses increased approximately $516,000 or 3.6%. As a percentage of net revenues, however, general and administrative expenses decreased to 29.4% in the 2000 period from 32.8% in the 1999 period. The dollar increase was primarily due to additions throughout 1999 of personnel at the new power campuses and the home office to support EduTrek's growth, partially offset by the restructuring efforts which began in December 1999. The increase also reflects the effects of higher banking charges incurred for the liquidity challenges faced by EduTrek in the 2000 period. With respect to the allowance for doubtful accounts, approximately $920,000 of uncollectible student receivables was written-off against the allowance for doubtful accounts for the nine months ended September 30, 2000. There was no corresponding write-off in the 1999 period. Corporate general and administrative expenses for the nine-month 2000 period include $344,000 of restructuring charges related to the pursuit of strategic options, including the merger with CEC.

   Amortization of goodwill. Goodwill amortization of $760,000 and $756,000 for the 2000 and 1999 periods respectively, was the result of the October 1996 acquisition of American European Corporation and subsidiaries with goodwill costs being amortized over a 40-year period.

   Interest expense. Interest expense increased approximately $586,000 or 54.0% as a result of increased outstanding borrowings under EduTrek's revolving line of credit, and the interest incurred on the $5.0 million short-term loan, dated May 30, 2000.

   Other income--net. Other income--net decreased approximately $60,000 or 68.2%.

   Income tax (provision) benefit. EduTrek generated a pretax loss for the nine months ended September 30, 2000, which generated a deferred tax benefit. However, management believes the recoverability of EduTrek's current and prior year's unused deferred tax asset is uncertain due to the recent losses and therefore is recognizing no tax benefit for the first three fiscal quarters combined.

   Minority interest in earnings of American University in Dubai. Minority interest in earnings increased approximately $22,000 or 1.8% due to an increase in operating income at the Dubai campus.

   Net income (loss). For the reasons set forth above, EduTrek experienced a net loss of approximately $5.5 million for the 2000 period compared to a net loss of approximately $5.7 million for the 1999 period. On a pre-tax basis, income before income taxes and minority interest improved from a loss of $7.8 million for the 1999 nine-month period to a loss of $4.4 million for the 2000 nine-month period.

Fiscal Year Ended December 31, 1999 Compared to the Fiscal Year Ended May 31,
1998

   Net revenues. Net revenues increased approximately $19.7 million or 47.1% to $61.6 million from $41.9 million. This increase was primarily due to an increase in student enrollments at the four new power campuses in Atlanta (Dunwoody), Fort Lauderdale, Los Angeles, and Washington, D.C., and a tuition increase.

   Cost of education and facilities. Cost of education and facilities increased approximately $19.5 million or 115.1% to $36.4 million from $16.9 million. Education costs increased approximately $12.5 million or 122.5% to $22.7 from $10.2 million. This increase was primarily due to salary and classroom supply cost increases for the four new power campuses, including laptop computers for each student, as well as electronic based instructional equipment. Facility costs increased approximately $7.0 million or 104.5% to $13.7 million from $6.7 million. This increase was primarily due to the full year operation of the four new power campuses. Cost of education and facilities increased as a percentage of net revenues to 59.1% from 40.4% for the reasons set forth above.

   Selling and promotional expenses. Selling and promotional expenses increased by approximately $5.2 million or 82.2% to $11.5 million from $6.3 million. This increase was primarily due to increases in salary and other selling and promotional expenses related to the full year operation of the new power campuses. Selling and promotional expenses increased as a percentage of net revenues to 18.7% from 15.1%.

   General and administrative expenses. General and administrative expenses increased approximately $11.3 million or 107.4% to $21.8 million from $10.5 million. This increase was primarily due to the addition of personnel at the home office and campuses to support EduTrek's growth, particularly the opening of the new power campuses. As a percentage of net revenues, general and administrative expenses increased to 35.4% from 25.1%.

   Restructuring costs. In December 1999, EduTrek decided to restructure its corporate overhead and certain of its operations in order to reduce overall expenditures and restore positive cash flow. The three areas of restructure were: reduction of corporate overhead through elimination and consolidation of positions and space reductions, the teach-out of current classes in the Washington D.C. campus and closure of the operation, and termination of the lease for the current Northern Virginia campus site. As a result of this restructuring, EduTrek established restructuring accruals at December 31, 1999 in the amount of $4.8 million.

   Write-off of license fees and accrual of termination costs. EduTrek had historically capitalized, and then amortized over ten years, the license fees paid to ITI Education Corporation for IT curriculum. EduTrek decided to phase out the licensed ITI curriculum in favor of its own internally developed IT curriculum and to negotiate the termination of the licensing agreement. As a result, EduTrek elected to write-off related license fees of $3,333,000 during the 1998 period. EduTrek also accrued $200,000 to cover certain expenses in connection with the phase out of this curriculum; however, actual expenses in connection with this phase out may exceed $200,000. The estimated phase-out costs range between $200,000 and $500,000 of which management believes the ultimate cost to phase-out this curriculum agreement will be $200,000.

   Amortization of goodwill. Amortization of goodwill of approximately $1.0 million in both the 1999 and 1998 periods were the result of the October 1996 acquisition of the predecessor with goodwill costs being amortized over a 40-year period.

   Interest expense. Interest expense increased approximately $198,000 or 14.9% to $1.5 million from $1.3 million as a result of the increased borrowings needed to support EduTrek's growth in the power campuses.

   Other income, net. Other income, net decreased approximately $1.5 million to $21,000 from $1.5 million. The 1998 period included the sale of a company airplane. The 1999 period contained no such items.

   Provision for income taxes. Income tax expense decreased approximately $1.6 million to $1.0 million from $2.6 million. EduTrek generated a pretax loss for the fiscal year ended December 31, 1999, thus generating a deferred tax benefit. However, management believes the recoverability of EduTrek's current and prior year's unused deferred tax asset is uncertain due to the recent losses and therefore provided a valuation reserve allowance of 100% against this asset in 1999. Also in 1999, EduTrek utilized a net operating loss carryback of $4,622,239 and $4,091,322 for federal and state income tax purposes, respectively, which resulted in an income tax receivable of $1,717,000.

   Minority interest in earnings of American University in Dubai. Minority interest in earnings increased approximately $433,000 or 30.0% to $1.9 million from $1.4 million due to the increase in Dubai's operating income.

Seven Months Ended December 31, 1998 (Transition Period) Compared to Seven Months Ended December 31, 1997 (Unaudited)

   The following discussion compares EduTrek's results for the seven-month transition period ended December 31, 1998 ("seven month 1998 period") to the seven months ended December 31, 1997 ("seven month 1997 period"). The transition period from June 1, 1998 to December 31, 1998 resulted from EduTrek changing its fiscal year-end in October 1998 from May 31 to December 31.

   Net revenues. Net revenues increased approximately $4.6 million or 24.4% from $19.2 million in the seven month 1997 period to $23.8 million in the seven month 1998 period. This increase was primarily due to an increase in student enrollments and a tuition increase, and, to a lesser extent, the consolidation of the American University in Dubai.

   Cost of education and facilities. Cost of education and facilities increased approximately $4.5 million or 54.6% from $8.3 million in the seven month 1997 period to $12.8 million in the seven month 1998 period. Education costs increased approximately $3.9 million or 82.3% from $4.7 million in the seven month 1997 period to $8.6 million in the seven month 1998 period due to salary and other cost increases and, to a lesser extent, the consolidation of Dubai. Facility costs increased approximately $626,000 or 17.7% from $3.5 million in the seven month 1997 period to $4.2 million in the seven month 1998 period due to the consolidation of Dubai and additional rent increases, including new campuses in Atlanta (Dunwoody), Fort Lauderdale, Los Angeles, and Washington, D.C. Cost of education and facilities increased as a percentage of net revenues from 43.1% in the seven month 1997 period to 53.6% in the seven month 1998 period for the reasons set forth above.

   Selling and promotional expenses. Selling and promotional expenses increased by approximately $2.5 million or 75.9% from $3.3 million in the seven month 1997 period to $5.8 million in the seven month 1998 period due to increases in salary and other selling and promotional expenses related to new educational programs and to new campuses in Atlanta (Dunwoody), Fort Lauderdale, Los Angeles, and Washington, D.C. Selling and promotional expenses increased as a percentage of net revenues from 17.1% in the seven month 1997 period to 24.2% in the seven month 1998 period.

   General and administrative expenses. General and administrative expenses increased approximately $3.3 million or 54.5% from $5.9 million in the seven month 1997 period to $9.2 million in the seven month 1998 period. This increase was primarily due to additions of personnel at the home office to support EduTrek's growth, particularly the opening of new campuses in Atlanta (Dunwoody), Fort Lauderdale, Los Angeles, and Washington, D.C. The remaining increase was due to the consolidation of Dubai. As a percentage of net revenues, general and administrative expenses increased from 31.0% in the seven month 1997 period to 38.5% in the seven month 1998 period.

   Write-off of license fees and accrual of termination costs. EduTrek has historically capitalized, and then amortized over ten years, license fees paid to ITI for IT curriculum. EduTrek has decided to phase out the licensed ITI curriculum in favor of its own internally developed IT curriculum and to negotiate the termination of the licensing agreement. As a result, EduTrek has elected to write-off related license fees of $3,333,000 during the 1998 period. EduTrek has also accrued $200,000 to cover certain expenses in connection with the phase out of this curriculum; however, actual expenses in connection with this phase out may exceed $200,000. The estimated phase-out costs range between $200,000 to $500,000 of which management believes the ultimate cost to phase-out this curriculum agreement will be $200,000.

   Amortization of goodwill. Amortization of goodwill of approximately $588,000 in the seven month 1997 and 1998 periods were the result of the October 1996 acquisition of the predecessor with goodwill costs being amortized over a 40-year period.

   Income from management agreement. Income from the Dubai campus management agreement decreased from $23,000 in the seven month 1997 period to zero in the seven month 1998 period due to the consolidation of Dubai effective September 1, 1997.

   Interest expense. Interest expense decreased approximately $998,000 or 81.0% in the seven month 1998 period compared to the seven month 1997 period as a result of the application of the proceeds of EduTrek's September 1997 initial public offering to retire debt.

   Other income, net. Other income, net remained relatively constant during the seven month 1997 and 1998 periods.

   Minority interest in earnings of American University in Dubai. Minority interest in earnings increased approximately $156,000 or 33.7% due to the consolidation of Dubai effective September 1, 1997 and the increase in Dubai's operating income.

Year Ended May 31, 1998 Compared to Year Ended May 31, 1997

   Prior to EduTrek's acquisition of the predecessor in October 1996, EduTrek's operations were de minimis, as its principal operations primarily related to the acquisition of the predecessor. The following discussion compares EduTrek's results for the twelve months ended May 31, 1998 to the eleven month period from July 1, 1996 through May 31, 1997 which, because the operations of EduTrek were de minimis prior to October 1996, essentially presents the operations of EduTrek for the eight month period ended May 31, 1997.

   Net revenues. Net revenues increased approximately $18.3 million or 77.7% from $23.6 million for the eleven months ended May 31, 1997 (the "1997 period") to $41.9 million for the year ended May 31, 1998 (the "1998 period"). Of this 77.7% increase, 26.6% or approximately $4.9 million was due to the consolidation of Dubai (see note 2 of notes to consolidated financial statements). The remaining increase in net revenues was due to an increase in student enrollments and a tuition increase.

   Cost of education and facilities. Cost of education and facilities increased approximately $7.9 million or 88.1% from $9.0 million in the 1997 period to $16.9 million in the 1998 period. Education costs increased approximately $4.8 million or 89.3% from $5.4 million in the 1997 period to $10.2 million in the 1998 period due to the consolidation of Dubai and salary and other cost increases. Facility costs increased approximately $3.1 million or 86.2% from $3.6 million in the 1997 period to $6.7 million in the 1998 period due to the consolidation of Dubai, rent increases, and an increase in the number of housing students. Cost of education and facilities increased as a percentage of net revenues from 38.2% in the 1997 period to 40.4% in the 1998 period.

   Selling and promotional expenses. Selling and promotional expenses increased by approximately $3.9 million or 160.3% from $2.4 million in the 1997 period to $6.3 million in the 1998 period. Of the 160.3% increase, 9.2% or approximately $223,000 was due to the consolidation of Dubai. The remaining increase was due to increases in salary and other selling and promotional expenses related to new educational programs such as the MIT and the BBA for adult evening students. As a percentage of net revenues, selling and promotional expenses increased from 10.3% in the 1997 period to 15.1% in the 1998 period.

   General and administrative expenses. General and administrative expenses increased approximately $5.0 million or 92.3% from $5.5 million in the 1997 period to $10.5 million in the 1998 period. Of the 92.3% increase, 20.4% or approximately $1.1 million was due to the consolidation of Dubai. The remaining increase was primarily due to additions of personnel at the home office to support EduTrek's growth. As a percentage of net revenues, general and administrative expenses increased from 23.2% in the 1997 period to 25.1% in the 1998 period.

   Acquisition costs. Acquisition costs include $487,000 of accounting, legal, and other costs in the 1998 period associated with the planned combination with ITI. In March 1998, EduTrek and ITI announced that their planned combination was terminated in favor of amended and expanded licensing arrangements under which EduTrek acquired rights to ITI's information technology system.

   Amortization of goodwill. Amortization expenses, principally goodwill expenses, of approximately $1.0 million in the 1998 period and approximately $696,000 in the 1997 period were the result of the October 1996 acquisition of the predecessor with goodwill costs being amortized over a 40-year period.

   Income from management agreement. Income from the Dubai campus management agreement decreased approximately $456,000 or 95.2% from approximately $479,000 in the 1997 period to approximately $23,000 in the 1998 period due to the consolidation of Dubai effective September 1, 1997. The portion of income from operations related to Dubai was approximately $789,000 for the 1998 period, which represents an increase of 64.7% primarily due to an increase in enrollment.

   Interest expense. Interest expense decreased approximately $1.2 million or 46.9% in the 1998 period compared to the 1997 period as a result of the application of the proceeds of EduTrek's September 1997 initial public offering to retire debt.

   Other income, net. Other income, net increased from $20,000 in the 1997 period to approximately $1.5 million in the 1998 period primarily due to a $991,000 gain on the sale of an aircraft, which offset $481,000 of related net operating costs during the 1998 period. The remaining increase is related to interest income after the initial public offering and a one-time sales tax recovery.

   Minority interest in earnings of American University in Dubai. Effective September 1, 1997, EduTrek modified its joint venture agreement relating to Dubai, which resulted in the change in presentation of income from management agreement to minority interest in earnings (see note 2 of notes to consolidated financial statements).

   Extraordinary loss less applicable income taxes. The extraordinary loss of $960,000 is the result of the early retirement of debt after EduTrek's initial public offering.

Quarterly Results Of Operations

   The following table sets forth quarterly financial data for each of the three fiscal quarters ended September 30, 2000, the four fiscal quarters ended December 31, 1999 and May 31, 1998, respectively, as well as the fiscal quarters for the seven months ended December 31, 1998. EduTrek believes that this information includes all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of such quarterly information when read in conjunction with EduTrek's consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of the results for any future period.

                                 Quarterly Data
                      (in thousands except per share data)

                            Nine Months Ended       Fiscal Year Ended December 31,
                           September 30, 2000                    1999
                         ------------------------  -----------------------------------
                         1st Qtr 2nd Qtr  3rd Qtr  1st Qtr  2nd Qtr  3rd Qtr  4th Qtr
                         ------- -------  -------  -------  -------  -------  --------
Net revenues............ $21,008 $17,081  $12,675  $16,733  $15,305  $11,898  $ 17,720
Income (loss) from
 operations.............   1,736    (955)  (3,500)     411   (1,816)  (5,400)   (7,083)
Income (loss) before
 extraordinary item.....     517  (1,952)  (4,101)    (406)  (1,665)  (3,631)  (12,513)
Net income (loss).......     517  (1,952)  (4,101)    (406)  (1,665)  (3,631)  (12,513)
Basic income (loss) per
 share before
 extraordinary item.....    0.04   (0.16)   (0.34)   (0.04)   (0.15)   (0.34)    (1.15)
Basic income (loss) per
 share..................    0.04   (0.16)   (0.34)   (0.04)   (0.15)   (0.34)    (1.15)
Diluted income (loss)
 per share before
 extraordinary item.....    0.04   (0.16)   (0.34)   (0.04)   (0.15)   (0.34)    (1.15)
Diluted income (loss)
 per share..............    0.04   (0.16)   (0.34)   (0.04)   (0.15)   (0.34)    (1.15)

                                                               Seven Months Ended
                         Fiscal Year Ended May 31, 1998        December 31, 1998
                         -------------------------------- ------------------------------
                          1st
                          Qtr    2nd Qtr  3rd Qtr 4th Qtr 1st Qtr  2nd Qtr  December
                         ------  -------  ------- ------- -------  -------  --------
Net revenues............ $6,228  $9,312   $12,701 $13,673 $ 7,825  $11,642   $4,381
Income (loss) from
 operations.............   (526)    768     3,115   3,321  (1,462)  (3,701)  (2,844)
Income (loss) before
 extraordinary item.....   (962)    214     1,778   1,833    (985)  (2,596)  (1,935)
Net income (loss).......   (962)   (746)    1,778   1,833    (985)  (2,596)  (1,935)
Basic income (loss) per
 share before
 extraordinary item.....  (0.13)   0.02      0.17    0.17   (0.09)   (0.24)   (0.19)
Basic income (loss) per
 share..................  (0.13)  (0.08)     0.17    0.17   (0.09)   (0.24)   (0.19)
Diluted income (loss)
 per share before
 extraordinary item.....  (0.13)   0.02      0.16    0.17   (0.09)   (0.24)   (0.19)
Diluted income (loss)
 per share..............  (0.13)  (0.07)     0.16    0.17   (0.09)   (0.24)   (0.19)

Seasonality in Results of Operations

   EduTrek experiences seasonality in its results of operations primarily as a result of changes in the level of student enrollments. While EduTrek enrolls students throughout the year, the second and third fiscal quarter revenues are lower than the first and fourth fiscal quarters, and the second and third fiscal quarter costs and expenses are higher as a percentage of net revenues than the first and fourth fiscal quarters. This seasonality is partially mitigated by educational programs, which are offered throughout the year, at power campuses in California, Florida, Georgia and the District of Columbia.

Liquidity and Capital Resources

   EduTrek finances its operating activities and capital requirements, including debt repayment, principally from cash provided by operating activities and borrowings under bank facilities. On May 30, 2000, EduTrek also received a cash infusion in the form of a short-term loan from a third party. On September 11, 2000, EduTrek received an additional cash infusion from the private placement of class A common stock.

   EduTrek has a $10 million revolving line of credit ("Line A") and a $4.35 million revolving line of credit ("Line B") with a bank, which we collectively refer to as the "Credit Agreement." The Credit Agreement is secured by substantially all of EduTrek's assets.

   Line A, as amended, matures on the earlier of April 30, 2001, or 30 days after demand for payment by the bank. Amounts outstanding under Line A bear interest at the London Interbank Offered Rate plus 2.75%. At November 6, 2000, EduTrek had outstanding borrowings under Line A of $8,088,640. In addition, EduTrek had issued $2,006,194 in letters of credit against Line A. These letters of credit are required as security under building leases in Fort Lauderdale, Los Angeles and Washington, D.C.

   Line B, as amended, matures on November 30, 2000. Line B amounts outstanding bear interest at the Prime rate plus 2.00%. At November 6, 2000, EduTrek had outstanding borrowings under Line B of $4,350,000.

   On May 30, 2000, EduTrek executed an amendment to the Credit Agreement, pursuant to which all previous arrangement fees under the Credit Agreement were consolidated into one fixed arrangement fee of $1,150,000. This fee is payable on the later of (1) 30 days after the lender makes demand for payment, (2) the retirement of amounts outstanding under the Credit Agreement or (3) April 30, 2001. The first $250,000 of this fixed arrangement fee was charged to operations in 1999. From January 1, 2000 through September 30, 2000, $474,215 was charged to operations. The remaining $425,785 is being charged to operations at the rate of $60,827 per month through April 30, 2001.

   On September 11, 2000, EduTrek executed an additional amendment to the Credit Agreement, which among other things provided for the waiver of noncompliance with certain debt covenants through November 30, 2000. In consideration of the lender entering into this amendment, EduTrek agreed to cause a $2.5 million cash equity infusion to be made to EduTrek on or before September 15, 2000 and to pay an additional fixed arrangement fee of $250,000. This additional fee is payable on the Line B termination date unless EduTrek either (1) pays the Line B obligations, including all previously agreed upon arrangement fees, in full on or before November 30, 2000, or (2) the obligations are refinanced in full on or before November 30, 2000 at the sole discretion of the lender.

   The Credit Agreement requires interest only payments until maturity. While EduTrek has made all required interest payments through November 6, 2000, based on management's current projected earnings and cash flow, without obtaining additional debt or equity capital, EduTrek's ability to make future required payments of principal and interest on a timely basis is uncertain.

   On May 30, 2000, EduTrek received a $5.0 million short-term loan from a third party to finance the short-term working capital needs of EduTrek. The loan, which matures on November 30, 2000, stipulates that the proceeds cannot be used to repay or prepay amounts owed under the Credit Agreement. Amounts outstanding under the loan bear interest at the Prime rate, and interest is due quarterly. At November 6, 2000, EduTrek had outstanding borrowings under the loan of $5.0 million. The loan is secured by substantially all of EduTrek's assets, on an equal basis with loans under the Credit Agreement.

   EduTrek is negotiating with the lenders under both the Credit Facility and the short-term loan to extend the maturities of debt due November 30, 2000, in the event the CEC merger is not consummated by such date. EduTrek is also negotiating with the bank to extend, if necessary, the waiver of certain debt covenants beyond

November 30, 2000. EduTrek believes that such negotiations will be successful, although there can be no assurance of such. Should the merger not be consummated by November 30, 2000, and should the negotiations described above fail to facilitate a later closing date, then EduTrek will not be able to make the required principle payments.

   In addition, pursuant to the original letter of intent with the short-term lender, if the merger is consummated before December 31, 2000, a $500,000 fee will be due to the lender. However, EduTrek's management expects the merger to be consummated in January 2001 and, therefore, no provision has been made for this fee.

   On September 11, 2000, four individuals, including Mr. Bostic, purchased an aggregate of 1,379,311 shares of class A common stock at $1.81 per share (the closing price on the day of sale) providing proceeds to EduTrek of $2.5 million. The proceeds were used to fund short-term working capital needs. In addition to the class A common shares purchased, each investor acquired the right to purchase, under certain circumstances, beginning April 1, 2001, an additional 0.3333 share of common stock for each share acquired on September 11, 2000. The warrant to purchase additional shares is only exercisable on a pro rata basis to the extent that the investor has shares outstanding at the time of exercise.

   The Department of Education requires that federal student financial aid program funds collected by an institution for unbilled tuition be kept in separate cash or cash equivalent accounts until the students are billed for the portion of their program related to these funds. In addition, all funds transferred to EduTrek through electronic funds transfer programs are held in a separate cash account until certain conditions are satisfied. As of September 30, 2000, EduTrek had approximately $119,600 in these separate accounts to comply with these requirements. These funds generally remain in these separate accounts for an average of 3 to 14 days from the date of collection. These restrictions on cash have not affected EduTrek's ability to fund daily operations.

   All institutions participating in the federal student financial aid programs must satisfy specific standards of financial responsibility. Institutions are evaluated for compliance with those standards annually as each institution submits its audited financial statements to the Department of Education. The standards consist of an equity ratio, a primary reserve ratio, and a net income ratio, which are calculated and then combined to arrive at the institution's composite score. In addition, the Department of Education deems an institution to lack financial responsibility if its auditor's opinion expresses doubt about the institution's ability to continue as a going concern. An institution that is determined by the Department of Education not to meet the minimum score may nevertheless demonstrate its financial responsibility by posting a letter of credit in favor of the Department of Education in an amount equal to at least 50% of the federal student financial aid program funds received by the institution during its prior fiscal year or posting such letter of credit in an amount equal to at least 10% of the federal student aid program funds received by the institution during its prior fiscal year and accepting other conditions that subject it to more rigorous financial aid disbursement and financial aid monitoring requirements by the Department of Education.

   As of December 31, 1999, EduTrek did not meet the financial responsibility standards of the Department of Education. Approximately 50% of EduTrek's revenue is derived from federal student financial aid program funds. Failure to post a letter of credit, or reach some other acceptable agreement with the Department of Education would result in the termination of EduTrek's eligibility to participate in federal student financial aid programs and would negatively impact future cash flows of EduTrek and possibly result in EduTrek being unable to continue its normal operations. As of November 6, 2000, no requirement for any letter of credit has been communicated by the Department of Education to EduTrek. EduTrek has provided the Department of Education information regarding its financial status and student loan default rate. It has requested that the Department of Education consider this information in connection with its decision whether to request any letter of credit. EduTrek believes that upon consummation of the CEC merger, the surviving combined entity will meet the financial responsibility standards of the Department of Education. EduTrek further believes that the Department of Education will not require any letters of credit until there has been a reasonable time for the merger to be consummated, although there can be no assurance of such.

   Because EduTrek does not currently meet the financial responsibility standards, or if EduTrek were deemed not to be in compliance with good administrative practice with respect to financial aid, EduTrek could be required to receive federal student financial aid funds from the Department of Education under the strict cash monitoring or reimbursement payment method. Under these methods, EduTrek would be required to first make disbursements to eligible students and parents through credits to the student's accounts before it requests or receives funds for those disbursements from the Department of Education. Any requirement that EduTrek operate under these methods would result in an approximate 30 to 80 day delay in the receipt by EduTrek of tuition monies from the Department of Education. Failure to finance the resulting additional liquidity needs could create material working capital shortages for EduTrek, if EduTrek is required to receive payments from the Department of Education under the reimbursement method. This liquidity financing could be in addition to posting of a letter of credit. EduTrek believes that its administrative practice with respect to financial aid is in accordance with acceptable practice.

   Certain states in which EduTrek operates have regulatory agencies which perform their own financial capability reviews, which include fiscal tests. EduTrek is not currently in compliance with some of these state requirements. Management believes that, by successfully addressing the financial responsibility standards of the Department of Education, it will meet the financial requirements of all the states in which it operates, although there can be no assurance of such. Management believes that upon consummation of the merger, the surviving combined entity will meet the financial responsibility standards of all the states in which EduTrek currently operates, although there can be no assurance of such.

   Purchases of property, plant, and equipment for the nine months ended September 30, 2000 were approximately $1.5 million. These purchases were primarily for: (1) the completion of the build-out of the Fort Lauderdale campus; (2) customary hardware and software costs; (3) investments in computer technology to support information technology curriculum; and (4) increases in normal recurring capital expenditures due to the overall increases in student and employment levels resulting from EduTrek's growth. For the nine months ended September 30, 2000, EduTrek also capitalized curriculum development costs totaling approximately $200,000. EduTrek expects to fund capital expenditures for existing campuses before the merger through cash from operations, and after the merger through funds provided by the surviving consolidated entity. However, there can be no assurance of such.

   EduTrek's ability to fund its working capital and capital expenditure requirements, implement new programs, make interest and principal payments on its indebtedness, and meet its other cash requirements, depends on, among other things, current cash and cash equivalents, internally generated funds, the proceeds of EduTrek's Credit Agreement, and other loans. Based on current estimates of cash flow, EduTrek does not believe it will have sufficient cash resources to make required debt payments. Management believes that the consummation of the merger would inject sufficient capital to alleviate the current liquidity crisis, correct the ratio deficiencies, and also to post any letters of credit, if required, by the Department of Education. Management expects the merger to be consummated in the fourth quarter of 2000 or the first quarter of 2001. There can be no assurance, however, that such transaction will ultimately be consummated. Further, management believes that it will be able to fund its working capital requirements, except for the principal payments due November 30, 2000, through operations until the date that the merger is consummated, although there can be no assurance of such.

Effect of Inflation

   EduTrek does not believe its operations have been materially affected by inflation.

New Accounting Pronouncements

   Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), was issued in June 1998. Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB

Statement No. 133", was issued in June 1999, deferring the effective date of FAS 133 from June 15, 1999 to June 15, 2000 for all fiscal quarters of fiscal years beginning after June 15, 2000. EduTrek has not yet completed its evaluation of the effect of this standard on its financial statements. However, at this time EduTrek does not expect FAS 133 to have a material effect on its financial position, results of operations, cash flows or financial statement disclosures.

Quantitative and Qualitative Disclosures About Market Risk

   EduTrek has limited exposure to the impact of interest rate changes, foreign currency fluctuations and changes in the market value of its investments.

Recent Developments

   On October 24, 2000, EduTrek entered into the merger agreement, which provides for the acquisition of EduTrek by CEC through the merger of a wholly-owned subsidiary of CEC with and into EduTrek. Under the terms of the merger agreement, at the effective time of the merger, each outstanding share of EduTrek class A common stock and class B common stock will be converted into the right to receive 0.0901 shares of CEC common stock and $0.1877 in cash.

   The merger is expected to be consummated in January 2001. There can be no assurance, however, that the merger will ultimately be consummated.

   Based on its current estimates of cash flow, EduTrek's management believes that absent some form of additional capital infusion or restructuring, whether pursuant to the merger, strategic investment, refinancing or extension of debt or a combination thereof by the end of November 2000, EduTrek will not have sufficient cash resources to make required debt payments.

                         EDUTREK PRINCIPAL SHAREHOLDERS

   Based solely on information made available to EduTrek, the following table sets forth certain information as of October 31, 2000 with respect to the beneficial ownership of EduTrek's class A common stock and class B common stock by (1) each person known by EduTrek to own beneficially more than five percent (5%) of any class of outstanding common stock of EduTrek, (2) each EduTrek director, (3) EduTrek's Chief Executive Officer and the four next most highly compensated officers whose cash compensation during fiscal 1999 exceeded $100,000, and (4) all directors and executive officers of EduTrek as a group. Steve Bostic, EduTrek's Chairman and Chief Executive Officer, his affiliates and Alice Bostic are the only holders of class B common stock. Shares of class B common stock are entitled to ten votes per share. If at any time any shares of Class B Common Stock are beneficially owned by any person other than Mr. Bostic (or entities controlled by him), Mrs. Bostic or upon their death, such shares automatically convert to an equal number of shares of class A common stock.

                          Shares Beneficially          Percent of
                                 Owned                    Class       Percent of
                          -----------------------    --------------- Total Voting
Beneficial Owner          Class A(1)     Class B     Class A Class B    Power
----------------          ----------    ---------    ------- ------- ------------
Steve Bostic............   501,772 (2)  4,493,517(3)   8.4%   61.1%      57.1%
Alice Bostic............       --       2,866,150      --     38.9       36.0
Stratford Capital
 Partners, L.P.(4)......   444,318            --       7.5     --           *
Oregon Public Employees'
 Retirement Fund........   425,000 (5)        --       7.1     --           *
Jerald M. Barnett, Jr...   306,513            --       5.1     --           *
Mark B. Dreyfus.........   306,513            --       5.1     --           *
Arthur Keiser...........   306,513            --       5.1     --           *
Career Education
 Corporation(6).........   501,772      7,359,667      8.4     100       93.1
Paul D. Beckham.........     8,000 (7)        --         *     --           *
Fred C. Davison.........     4,350 (7)        --         *     --           *
Ronald P. Hogan.........     9,000 (7)        --         *     --           *
Gaylen D. Kemp..........     4,200 (7)        --         *     --           *
Gerald Tellefsen........     6,500 (7)        --         *     --           *
J. Robert Fitzgerald....     7,500 (7)        --         *     --           *
Barbara S.
 Butterfield(8).........    18,000            --         *     --           *
Tina A. Garrison........     8,000 (9)        --         *     --           *
Daniel D. Moore(10).....       --             --         *     --           *
Rafael A. Lago..........    12,900(11)        --         *     --           *
All executive officers
 and directors as a
 group(10 persons)......   550,722(12)  4,493,517      9.2    61.1       57.2

--------
 *  Less than 1%.
(1) Unless otherwise indicated, each person has sole voting and investment power as to all such shares. Shares of class A common stock underlying exercisable options to purchase class A common stock are deemed to be outstanding for the purpose of computing the outstanding class A common stock owned by the particular person and by the group, but are not deemed outstanding for any other purpose.
(2) Includes 42,000 shares held by The Bostic Family Foundation, Inc. over which Mr. Bostic exercises voting and investment power.
(3) Includes 602,700 shares of class B common stock owned by the Bostic Family Limited Partnership over which Mr. Bostic exercises voting and investment power. Mr. Bostic's business address is 6600 Peachtree-Dunwoody Road, Embassy Row 500, Atlanta, Georgia 30328.
(4) The business address of Stratford Capital Partners, L.P. is 200 Crescent Court, 16th Floor, Dallas, Texas 75201.
(5) Based upon a Schedule 13G dated February 22, 2000 filed by Oregon Public Employees' Retirement Fund ("OPER"). The Schedule 13G reports that OPER shares voting and dispositive power with respect to 425,000 shares. EduTrek makes no representation as to the accuracy or completeness of the information reported. The business address of OPER is 100 Labor and Industries Building, 350 Winter Street, Salem, Oregon 97310.
(6) Based upon a Schedule 13D dated October 31, 2000 filed by CEC. The
    Schedule 13D reports that CEC has shared voting power with respect to 7,861,439 shares of EduTrek's class A common stock (which includes 7,359,667 shares of EduTrek's class B common stock which are convertible on a one-for-one basis into class A common stock at the option of the holder). It also reports that in connection with the execution of the merger agreement between CEC and EduTrek, CEC entered into a voting agreement with R. Steve Bostic and certain other EduTrek shareholders whereby those shareholders agreed to vote for the adoption of the merger agreement and against other competing transactions and provided a proxy to CEC to vote their shares in such a manner. EduTrek makes no representation as to the accuracy or completeness of the information reported. The business address of CEC is 2895 Greenspoint Parkway, Suite 600, Hoffman Estates, Illinois 60195.
(7) Includes 4,000 shares of class A common stock subject to presently exercisable stock options.
(8) Ms. Butterfield resigned all positions with EduTrek effective December 31, 1999.
(9) Represents shares of class A common stock subject to presently exercisable stock options.
(10) Mr. Moore resigned all positions with EduTrek effective September 30,
     1999.
(11) Includes 7,100 shares of class A common stock subject to presently exercisable stock options.
(12) Includes 33,400 shares of class A common stock subject to presently exercisable stock options.

   Other than the pending acquisition with CEC, there are no arrangements known to EduTrek, the operation of which may, at a subsequent date, result in a change in control of EduTrek.

          COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

   On      , 2000, the record date for the special meeting, there were issued
and outstanding approximately      shares of EduTrek class A common stock and
7,359,667 shares of EduTrek class B common stock.

   Market Prices and Dividends. CEC common stock is listed on the Nasdaq National Market under the symbol CECO. EduTrek class A common stock is not listed on an exchange or Nasdaq but quotations are available on the over-the-counter bulletin board under the symbol EDUT.OB.

   The table below sets forth, for the periods indicated, the high and low sale prices of CEC common stock and EduTrek class A common stock, in each case based on published financial sources. The prices for EduTrek reflect interdealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

                               CEC Common
                                 Stock*
                              -------------
                               High   Low
                              ------ ------
     1998:
     Quarter ended March 31,
      1998................... $11.06 $ 8.81
     Quarter ended June 30,
      1998................... $13.75 $10.81
     Quarter ended September
      30, 1998............... $13.38 $ 8.63
     Quarter ended December
      31, 1998............... $15.00 $ 7.06
     1999:
     Quarter ended March 31,
      1999................... $18.50 $13.75
     Quarter ended June 30,
      1999................... $19.50 $14.94
     Quarter ended September
      30, 1999............... $17.00 $11.50
     Quarter ended December
      31, 1999............... $19.25 $10.97
     2000:
     Quarter ended March 31,
      2000................... $19.88 $15.57
     Quarter ended June 30,
      2000................... $24.63 $14.00
     Quarter ended September
      30, 2000............... $45.25 $29.25
     Quarter ended December
      31, 2000 (through
      November 3, 2000)...... $45.50 $26.00

  --------
     * All numbers are adjusted to reflect a 2-for-1 stock split effected on August 25, 2000

                              EduTrek Class
                                    A
                              Common Stock
                              -------------
                               High   Low
                              ------ ------
     1998:
     Quarter ended March 31,
      1998................... $25.75 $18.50
     Quarter ended June 30,
      1998................... $28.25 $21.88
     Quarter ended September
      30, 1998............... $25.75 $ 6.50
     Quarter ended December
      31, 1998............... $ 9.38 $ 3.94
     1999:
     Quarter ended March 31,
      1999................... $ 7.88 $ 5.50
     Quarter ended June 30,
      1999................... $ 7.13 $ 3.44
     Quarter ended September
      30, 1999............... $ 6.00 $ 1.75
     Quarter ended December
      31, 1999............... $ 2.06 $ 0.50
     2000:
     Quarter ended March 31,
      2000................... $ 2.13 $ 0.75
     Quarter ended June 30,
      2000................... $ 1.91 $ 0.88
     Quarter ended September
      30, 2000............... $ 2.88 $ 1.13
     Quarter ended December
      31, 2000 (through
      November 3, 2000)...... $ 3.27 $ 1.75

   On October 24, 2000, the last full trading day prior to the public announcement of the proposed merger, the closing price of CEC common stock was $34.625 per share, and the closing price of EduTrek class A common stock was
$2.3125 per share. On       , 2000, the most recent practicable date prior to
the filing of this proxy statement/prospectus, the closing price of CEC common
stock was $   per share, and the closing price of EduTrek class A common stock
was $   per share. Shareholders should obtain current market quotations prior to making any decision with respect to the merger.

Dividends

   CEC and EduTrek Dividends. Neither CEC nor EduTrek has paid cash dividends on its capital stock since they became public companies.

   Post-Merger Dividend Policy. Following the merger, CEC's management expects to continue its policy of not paying dividends on its common stock and instead retaining future earnings to support future growth. The payment of dividends, however, will be at the discretion of the CEC board of directors and will be determined after consideration of various factors, including the earnings and financial condition of CEC and its subsidiaries.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

   In considering the recommendation of the EduTrek board of directors with respect to the merger agreement, stockholders of EduTrek should be aware that directors and members of management of EduTrek have interests in the merger that are in addition to their interests as shareholders of EduTrek generally. The EduTrek board of directors was aware of these interests and considered them, among other matters, in approving the merger.

   Covenant Not to Compete Agreement. R. Steven Bostic, Chairman of the Board and Chief Executive Officer of EduTrek, has agreed to enter into a covenant not to compete agreement with CEC upon the consummation of the merger which provides for payments of $400,000 per year for a period of three years during which he will not compete with CEC.

   Bonuses to Outside Directors. The EduTrek board of directors approved the payment to each of its outside directors in cash the value of 15,000 stock options issued at an exercise price of $1.06 and payable in accordance with the terms described below.

   Stock Options. Most of the directors of EduTrek who are recommending that you vote in favor of the merger, as well as most of EduTrek's key executives, are holders of EduTrek stock options. Upon the closing of the merger, all unvested stock options will become vested, and the holders will be entitled to receive cash equal to the cash value of the per share merger consideration (excluding the cash portion of the merger consideration), based upon CEC's average stock price on the 20 trading days ending two trading days immediately prior to the closing of the merger, minus the exercise price of the option.

   The number of vested EduTrek stock options beneficially owned by the executive officers of EduTrek for the year ended December 31, 1999 will increase as a result of the change in control of EduTrek as follows:

                                  Number of    Weighted   Number of    Weighted
                                Options Vested Average  Options Vested Average
                                before Change  Exercise  after Change  Exercise
Name and Principal Position       in Control    Price     in Control    Price
---------------------------     -------------- -------- -------------- --------
Steven Bostic--Chairman and
 CEO..........................        --           --          --          --
David Horn--Chief Financial
 Officer......................        --           --       60,000     1.07813
Tina Garrison--Senior Vice
 President Campus Operations..      6,100      1.53607      23,500     1.56436
Donna West--Vice President
 Human Resources..............        --           --        9,500     1.21546

   Change of Control Agreements. EduTrek has entered into a change in control agreement with Tina Garrison, Senior Vice President of Campus Operations. The agreement provides for a lump sum payment equal to her next year's base salary, $137,800, in the event she is terminated within 12 months of a "change of control" of EduTrek. The agreement defines "change of control" as Mr. Bostic ceasing to own at least 50% of the voting control of EduTrek common stock. The proposed merger would constitute a change in control under the agreement.

   Indemnification and Insurance. Under the merger agreement, CEC has agreed to provide certain continuing indemnification and insurance benefits for officers, directors and employees of EduTrek. See "Material Provisions of the Merger Agreement--Additional Agreements--Indemnification and Insurance."

                        COMPARISON OF SHAREHOLDER RIGHTS

   After the merger, shareholders of EduTrek will become stockholders of CEC. Rights of CEC stockholders are governed by CEC's amended and restated certificate of incorporation, CEC's amended and restated by-laws and the Delaware General Corporation Law. Presently, EduTrek shareholders' rights are governed by EduTrek's articles of incorporation, as amended, EduTrek's by-laws and the Georgia Business Corporation Code. The following summary, which is not a complete statement of all differences between the rights of the holders of CEC common stock and EduTrek common stock, discusses differences between CEC's amended and restated certificate of incorporation and amended and restated by-laws and EduTrek's articles of incorporation and by-laws and the difference between the Delaware General Corporation Law and the Georgia Business Corporation Code. While CEC believes that the provisions of its amended and restated certificate of incorporation and its amended and restated by-laws are in its stockholders' best interests, shareholders of EduTrek should be aware that these provisions could be disadvantageous to them because their overall effect may be to render more difficult or to discourage the removal of incumbent directors and management or the assumption of effective control by other persons. For information as to how to get the full text of each document, see "Where You Can Find More Information" on pages 106 to 107.

Power to Call Special Shareholders' Meetings; Advance Notice of Shareholder Business and Nominees

   Under both Delaware and Georgia law, a special meeting of shareholders may be called by the board of directors or any other person authorized to do so in the company's certificate or articles of incorporation or by-laws. In addition, Georgia law provides that a special meeting of shareholders may also be called by the holders of at least 25%, or such greater or lesser percentages as the articles of incorporation or by-laws provide, of all votes entitled to be cast on any issue proposed to be considered at a special meeting. CEC's amended and restated certificate of incorporation and amended and restated by-laws provide that special meetings of the stockholders may be called only by CEC's board of directors pursuant to a resolution approved by a majority of CEC's board of directors. Pursuant to CEC's amended and restated certificate of incorporation and amended and restated by-laws, stockholders of CEC cannot call a special meeting. CEC's amended and restated certificate of incorporation and amended and restated by-laws provide that written notice of a special meeting stating the place, date and hour of the meeting and the purpose for which the meeting is called, shall be given by the Secretary of CEC, not fewer than ten (10) nor more than sixty (60) days before the date of the meeting, to each stockholder entitled to vote at the meeting. EduTrek's by-laws allow the chief executive officer, or the presiding officer of the board of directors, if any, to call a special meeting of shareholders. In addition, EduTrek's chief executive officer or the secretary shall call a special meeting of shareholders when: (1) requested in writing by any two or more of the directors; or (2) requested in writing by shareholders owning shares representing at least 25% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting.

Shareholder Approval of Certain Business Combinations

   In the last several years, a number of states have adopted special laws designed to make some kinds of "unfriendly" corporate takeovers, or other transactions involving a corporation and one or more of its significant shareholders, more difficult. Under Delaware and Georgia law, "business combinations" by corporations with "interested shareholders" are subject to a moratorium of three or five years, respectively, unless specified conditions are met. The prohibited transactions include a merger with, disposition of assets to, or the issuance of stock to, the interested shareholder, or specified transactions that have the effect of increasing the proportionate amount of the outstanding securities held by the interested shareholder.

   Under Delaware law, an interested stockholder may avoid the prohibition against effecting significant transactions with the corporation if the board of directors, prior to the time the stockholder becomes an interested stockholder, approves such transaction or the transaction by which the stockholder becomes an interested stockholder or if at or subsequent to that time the board of directors and the stockholders approve the transaction. These provisions of Delaware law apply to a Delaware corporation unless the corporation "opts out" of the provisions in its certificate of incorporation or by-laws. CEC has not opted out of these provisions in its amended and restated certificate of incorporation or amended and restated by-laws and, consequently, is subject to these provisions.

   Under Georgia law, an interested shareholder may avoid the prohibition against effecting significant transactions with the corporation if the board of directors, prior to the time the shareholder becomes an interested shareholder approves the transaction or the transaction by which the shareholder becomes an interested shareholder. The similar provisions of Georgia law do not apply to a Georgia corporation unless it has affirmatively elected in its by-laws to be governed by them. EduTrek has not elected to be governed by these provisions of Georgia law. Georgia law also contains a provision concerning "fair price requirements" which, if elected by a Georgia corporation in its by-laws, imposes requirements on "business combinations" of a Georgia corporation with any person who is an "interested shareholder" of that corporation. The EduTrek by-laws do not presently contain a provision electing to be governed by the fair price requirements.

Shareholder Rights Plans

   Neither CEC nor EduTrek has adopted a "poison pill" or shareholder rights plan.

Classified Board of Directors

   A classified board of directors is one on which a specified number of the directors are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process. Delaware and Georgia law both permit, but do not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The CEC board is classified, in accordance with its amended and restated certificate of incorporation, into three classes, with directors assigned to each class in accordance with a resolution or resolutions adopted by the board of directors. Each class is elected to a three-year term, with the term of office of one class expiring each year. Neither EduTrek's articles nor its by-laws currently provide for a classified board of directors. Each EduTrek director is elected to a one-year term.

Removal of Directors

   Under Delaware and Georgia law, except as otherwise provided in the corporation's certificate or articles of incorporation, a director of a corporation that has a classified board of directors may be removed only with cause. A director of a corporation that does not have a classified board of directors or cumulative voting may be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote. If cumulative voting is authorized, a director may not be removed if the number of votes sufficient to elect such director is voted against his removal. In addition, under Delaware law, when a corporation's certificate of incorporation provides that holders of a series or class, voting as a series or class, are entitled to elect one or more directors, then any director may be removed, without cause, only by the applicable vote of holders of shares of that series or class. Under Georgia law, if a director is elected by a voting group, only the shareholders of that voting group may participate in the vote to remove such director. Delaware law does not permit directors to remove other directors. CEC's amended and restated certificate of incorporation and amended and restated by-laws provide that a director may only be removed for cause, by the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the shares entitled to vote at an election of directors. EduTrek's articles and by-laws are silent as to removal of directors.

Filling Vacancies on the Board of Directors

   Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office, even though less than a quorum, unless otherwise provided in the certificate of incorporation or by-laws, and unless the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director so elected, may fill such vacancy. Under Georgia law, unless the articles of incorporation or a bylaw adopted by the shareholders provides otherwise, vacancies and newly created directorships may be filled by the shareholders, by the board of directors, or by a majority of the directors remaining in office if such directors constitute less than a quorum, unless the director was elected by a voting group, in which case the shareholders of such voting group or the remaining directors elected by such voting group may fill such vacancy. CEC's amended and restated certificate of incorporation provides that vacancies and newly-created directorships shall be filled by action of the board of directors. EduTrek's by-laws provide that vacancies may be filled by the affirmative vote of the majority of the directors then in office, even if less than a quorum, and, if not filled by action of the directors, may be filled by the stockholders at any meeting held during the existence of the vacancy.

Cumulative Voting

   In an election of directors under cumulative voting, each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A shareholder may then cast all such votes for a single candidate or may allocate the votes among as many candidates as the shareholder chooses. Under Delaware and Georgia law, cumulative voting in the election of directors is not available unless specifically provided for in the certificate or articles of incorporation. Neither CEC nor EduTrek has provided for cumulative voting in their amended and restated certificate of incorporation or articles. Therefore cumulative voting is not available to their shareholders.

Elimination of Actions by Written Consent of Shareholders

   Under Delaware and Georgia law, shareholders may take action by written consent in lieu of voting at a stockholders' meeting. Delaware law permits a corporation, pursuant to a provision in the corporation's certificate of incorporation, to eliminate the ability of stockholders to act by written consent. Elimination of the ability of stockholders to act by written consent could lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirements of a stockholders' meeting, and could therefore deter hostile takeover attempts. If the ability of stockholders to act by written consent is eliminated, a holder or group of holders controlling a majority interest of a corporation's capital stock, for example, would not be able to amend the corporation's by-laws or remove its directors pursuant to a stockholders' written consent. CEC's amended and restated certificate of incorporation eliminates the ability of stockholders to act by written consent. Under Georgia law, all actions taken by written consent must be unanimous unless the articles of incorporation provide otherwise. EduTrek's articles provide that any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting by written consent signed by persons who would be entitled to vote at a meeting shares of voting capital stock having voting power to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of the shareholders.

Indemnification and Limitation of Liability

   Delaware and Georgia have similar laws relating to indemnification by a corporation of its officers, directors, employees and other agents. The laws of both states permit corporations to adopt a provision in their charters eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of the director's fiduciary duty of care. There are, however, some differences between the laws of the two states with respect to indemnification and limitation of liability.

   CEC's amended and restated certificate of incorporation limits or eliminates, to the fullest extent permitted by Delaware law, the personal liability of a director to CEC or its stockholders for monetary damages for breach of fiduciary duty as a director. Under Delaware law, this provision may not eliminate or limit a director's monetary liability for breaches of the director's duty of loyalty to the corporation or its stockholders; acts or omissions not in good faith involving intentional misconduct or knowing violations of law; the payment of unlawful dividends or unlawful stock repurchases or redemptions; or any transaction in which the director received an improper personal benefit. These limitation of liability provisions do not affect the availability of non-monetary remedies such as injunctive relief or rescission.

   EduTrek's articles eliminate a director's personal liability for monetary damages to EduTrek or any of its shareholders for any breach of duties of his or her position, except that liability is not eliminated for any appropriation, in violation of the director's duties, of any business opportunity of EduTrek, acts or omission which involve intentional misconduct or a knowing violation of law, liability for unlawful distributions and any transaction from which the director received an improper personal benefit. EduTrek's articles provide that if at any time Georgia law is amended to further eliminate or limit the liability of a director, then the liability of each director of EduTrek shall be eliminated or limited to the fullest extent permitted thereby.

   Delaware law states that the indemnification provided by statute shall not be deemed exclusive of any other rights under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. CEC's amended and restated certificate of incorporation contains a provision providing that CEC must indemnify, to the fullest extent permissible under Delaware law, its present or former directors and any present or former officer, employee or agent of CEC selected by the board for indemnification. EduTrek's articles state that the indemnification provided thereby shall not be deemed exclusive of any other rights under any bylaw, resolution or agreement approved or ratified by the holders of a majority of the shares entitled to vote thereon.

Loans to Officers and Employees

   Under Delaware law, a corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when this action, in the judgment of the directors, may reasonably be expected to benefit the corporation. Georgia law does not contain a similar provision.

Inspection of Stockholders List

   Both Delaware and Georgia law allow shareholders to inspect and copy the list of shareholders for a purpose reasonably related to a person's interest as a shareholder.

Par Value, Dividends and Repurchases of Shares

   Georgia law dispenses with the concept of par value of shares for most purposes as well as statutory definitions of capital, surplus and the like. The concepts of par value, capital and surplus are retained under Delaware law.

   Delaware law permits a corporation to declare and pay dividends out of surplus or if there is no surplus, out of the net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation. Notwithstanding the foregoing, a Delaware corporation may redeem or repurchase shares having a preference upon the distribution of any of its assets, or shares of common stock, if there are no shares of preferred stock, if the shares will be retired upon acquisition, and provided that, after the reduction in capital made in connection with the retirement of shares, the corporation's remaining assets are sufficient to pay any debts not otherwise provided for.

   Under Georgia law, a corporation may make distributions to its shareholders subject to any restrictions imposed in the corporation's articles of incorporation, except that no distribution may be made if, after giving it effect: the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. A Georgia corporation may acquire its own shares and shares so acquired will constitute authorized but unissued shares, unless the articles of incorporation provide that the shares become treasury shares or prohibit the reissuance of reacquired shares. If such reissuance is prohibited, the number of authorized shares will be reduced by the number of shares reacquired.

Shareholder Voting on Mergers and Similar Transactions

   Delaware law requires that the holders of a majority of the outstanding voting shares of the acquiring and target corporations approve statutory mergers. Delaware law does not provide explicitly for share exchanges. Delaware law does not require a stockholder vote of the surviving corporation in a merger, unless the corporation provides otherwise in its certificate of incorporation, if: the merger agreement does not amend the existing certificate of incorporation; each share of the surviving corporation outstanding before the merger is equal to an identical outstanding or treasury share of the surviving corporation after merger; and the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger. The CEC certificate does not contain a provision which alters the voting requirements with respect to mergers.

   Georgia law contains a similar exception to its voting requirements for mergers and share exchanges where the articles of incorporation of the surviving corporation will not differ from its articles before the merger; each shareholder of the surviving corporation whose shares were outstanding immediately before the merger will hold the same number and type of shares immediately after the merger; the number and kind of shares outstanding immediately after the merger, plus the number and kind of shares issuable as a result of the merger, do not exceed the total number and kind of shares of the surviving corporation authorized by its articles of incorporation immediately before the merger.

   Georgia law generally requires the affirmative vote of a majority of all votes entitled to be cast on the matter, voting as a single group, to approve mergers and share exchanges. Delaware and Georgia law both require that a sale of all or substantially all of a corporation's assets be approved by a majority of the outstanding voting shares of the corporation transferring the assets. The EduTrek articles do not contain a provision which alters the voting requirements with respect to mergers

Interested Director Transactions

   Under both Delaware and Georgia law, specified contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable because of such interest, provided that specified conditions, such as obtaining the required approvals and fulfilling the requirements of good faith and full disclosure are met. With some exceptions, the conditions are substantially similar under Delaware and Georgia law.

Dissenters' Rights

   Under both Delaware and Georgia law, a shareholder of a corporation participating in specified major corporate transactions may be entitled to dissenters' or appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction. Under Delaware law, these rights are not available with respect to the sale, lease or exchange of all or substantially all of the assets of a corporation or an amendment to the corporation's certificate of incorporation, unless otherwise provided in the corporation's certificate of incorporation; with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or held of record by more than 2,000 stockholders if the stockholders are required to receive only shares of the surviving corporation, shares of any other corporation which are either listed on a national securities exchange or held of record by more than 2,000 holders, cash in lieu of fractional shares or a combination of the foregoing; or to stockholders of a corporation surviving the merger if no vote of the shareholder of the surviving corporation is required to approve the merger because the merger does not amend the certificate of incorporation, and each share of the surviving corporation outstanding prior to the merger is an identical outstanding or treasury share after the merger, and the number of shares to be issued in the merger does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to the merger.

   In contrast, under Georgia law, dissenters' rights are available in the event of any of the following corporate actions: (1) a merger if the approval of the shareholders is required for the merger and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary that is merged with its parent, (2) a share exchange in which the corporation's shares will be acquired, if the shareholder is entitled to vote on the share exchange, (3) a sale or exchange of all or substantially all of the assets of a corporation, if a shareholder vote is required, other than a sale pursuant to a court order or a sale for cash the proceeds of which will be distributed to the shareholders within one year, (4) an amendment of the articles of incorporation that adversely affects rights relating to the shareholder's shares or (5) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, by-laws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares. This right is not available when the affected shares are listed on a national securities exchange or held of record by more than 2,000 shareholders unless (1) the articles of incorporation or a resolution of the board of directors approving the transaction provide otherwise or (2) in a plan of merger or share exchange, the holders of such shares are required to accept anything other than shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for payments in lieu of fractional shares. Appraisal rights are available to the holders of both the class A common stock and class B common stock of EduTrek with respect to the merger. For a more detailed explanation, see "The Merger--Dissenters' Rights" on page 46.

Dissolution

   Under Delaware law, unless a majority of the entire board of directors approves a proposal to dissolve, a dissolution must be approved by stockholders holding 100% of the total voting power of the corporation. Only if a dissolution is initially approved by a majority of the entire board of directors may it be approved by a simple majority of the corporation's outstanding shares of capital stock entitled to vote thereon. Delaware law allows a Delaware corporation to include in its certificate of incorporation a super majority voting requirement in connection with dissolution initiated by the board of directors. In this regard, CEC's amended and restated certificate of incorporation contains no such super majority voting requirements.

   Georgia law requires approval of the board of directors, unless the board elects because of a conflict of interest or other special circumstances to make no recommendation, and the holders of a majority of all the votes entitled to be cast, unless the articles of incorporation require a greater vote or voting by groups, for voluntary dissolution of a corporation. EduTrek's articles contain no super majority or voting group voting requirement for voluntary dissolution.

Shareholder Derivative Suits

   Under Delaware law, a stockholder may only bring a derivative action on behalf of the corporation if the stockholder was a stockholder at the time of the transaction in question or his or her stock thereafter devolved upon him or her by operation of law. Under Georgia law, a shareholder may not commence or maintain a derivative proceeding unless the shareholder was a shareholder of the corporation at the time of the act or omission in question or became a shareholder through transfer by operation of law from one who was a shareholder at that time. In addition, Georgia law requires that the shareholder fairly and adequately represent the interests of the corporation in enforcing the rights of the corporation.

Authorized Capital

   CEC. The authorized capital stock of CEC consists of 50,000,000 common shares, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. CEC's articles authorize the board of directors to cause the preferred stock to be issued in one or more series and to adopt amendments to the articles fixing the designation of each series of preferred stock, the number of shares in each series, the dividend rates of each series, the dates at which dividends are payable and from which dividends may be cumulative, the liquidation price of each series, the redemption rights and price or prices, if any, for shares of each series, the terms and amount of any sinking fund provided for the purchase or redemption of shares of each series, whether the shares of each series are convertible into common shares and, if so, the terms and conditions of the conversion process and prices and restrictions on the issuance of shares of the same series or of any other class or series.

   EduTrek. The authorized capital stock of EduTrek consists of 40,000,000 shares of class A common stock, without par value, 10,000,000 shares of class B common stock, without par value and 5,000,000 shares of preferred stock, without par value.

   EduTrek's articles authorize the board of directors to cause the preferred stock to be issued in one or more series and to fix the designations, preferences, relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of each series.

                      WHERE YOU CAN FIND MORE INFORMATION

   EduTrek and CEC each file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that EduTrek or CEC files at the Securities and Exchange Commission's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Securities and Exchange Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of these materials may also be obtained from the Securities and Exchange Commission at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. EduTrek and CEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at "http://www.sec.gov."

   CEC has filed with the Securities and Exchange Commission a registration statement on Form S-4 with respect to the CEC common stock to be issued to holders of EduTrek common stock under the merger agreement. This proxy statement/prospectus constitutes the prospectus of CEC that is filed as part of the registration statement. Other parts of the registration statement are omitted from this proxy statement/prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. Copies of the registration statement, including exhibits, may be inspected, without charge, at the offices of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the Securities and Exchange Commission at prescribed rates.

   The Securities and Exchange Commission permits CEC to "incorporate by reference" information into this proxy statement/prospectus, which means that CEC can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The following documents previously filed with the Securities and Exchange Commission by CEC (Commission File Number 0-23245) are incorporated by reference into this proxy statement/prospectus:

     1. CEC's Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

     2. CEC's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000;

     3. CEC's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000;

     4. CEC's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000;

     5. CEC's Proxy Statement relating to the Annual Meeting of Stockholders of CEC on May 12, 2000;

     6. CEC's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2000 relating to CEC's merger with California Culinary Academy, Inc.;

     7. CEC's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 27, 2000 relating to the merger with EduTrek International, Inc; and

     8. The description of the CEC common stock contained in CEC's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on March 29, 2000 and all amendments and reports filed for the purpose of updating that description.

   CEC is also incorporating by reference additional documents that they file with the Securities and Exchange Commission between the date of this proxy statement/prospectus and the date of the special meeting.

   If you are an EduTrek shareholder, you can obtain any of the documents incorporated by reference through CEC or the Securities and Exchange Commission. Documents incorporated by reference are available from CEC without charge, excluding all exhibits unless CEC has specifically incorporated by reference an exhibit in this proxy statement/prospectus. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone at the following address or telephone number:

                          Career Education Corporation
                          2895 Greenspoint Parkway, Suite 600
                          Hoffman Estates, Illinois 60195
                          Tel: (847) 585-3899
                          Attn: Investor Relations

   If you would like to request documents, please do so by      , 2000, to
receive them before the special meeting.

   You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the proposals presented at the special meeting. We have not authorized anyone to provide you with information that is different from what is contained in this proxy
statement/prospectus. This proxy statement/prospectus is dated       , 2000.
You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to you nor the issuance of CEC common stock in the merger shall create any implication to the contrary.

   This proxy statement/prospectus is being furnished to EduTrek shareholders in connection with the solicitation of proxies by the EduTrek board of directors for use at EduTrek's special meeting. Each copy of this proxy statement/prospectus mailed to EduTrek shareholders is accompanied by a form of proxy for use at EduTrek's special meeting. This proxy statement/prospectus also serves as a prospectus for holders of EduTrek common stock in connection with the CEC common stock to be issued upon completion of the merger.

   CEC has supplied all information contained or incorporated by reference in this proxy statement/ prospectus relating to CEC, and EduTrek has supplied all such information relating to EduTrek.

                                    EXPERTS

   The consolidated financial statements incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K of CEC for the three years ended December 31, 1999 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

   The financial statements of EduTrek International, Inc. included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to certain matters which raises substantial doubt about the ability of EduTrek International, Inc. to continue as a going concern), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

   Certain legal matters relating to the validity of the CEC common stock issuable in connection with the merger will be passed upon for CEC by Katten Muchin Zavis, Chicago, Illinois. Certain legal matters relating to federal income tax implications of the merger will be passed upon for EduTrek by Smith Gambrell & Russell, LLP, Atlanta, Georgia.

                          FUTURE SHAREHOLDER PROPOSALS

   Due to the contemplated consummation of the merger, EduTrek does not currently expect to hold a 2001 Annual Meeting of Shareholders because, following the merger, EduTrek will not be a publicly traded company. If the merger is not consummated and EduTrek's annual meeting is held on its assigned date, (1) to be eligible for inclusion in EduTrek's proxy statement and form of proxy relating to that meeting, proposals of stockholders of EduTrek must be received by EduTrek no later than February 3, 2001, and (2) to be eligible for consideration at that meeting, proposals of EduTrek shareholders must have been received by EduTrek no later than April 19, 2001. If the merger is not consummated and EduTrek's 2001 Annual Meeting of Shareholders is delayed, proposals of shareholders intended to be presented at that meeting must be received by EduTrek within a reasonable time after EduTrek announces publicly the date of the meeting and before EduTrek mails its proxy statement to shareholders in connection with the meeting.

              INDEX OF EDUTREK'S CONSOLIDATED FINANCIAL STATEMENTS

Audited Financial Statements

  Independent Auditors' Report.............................................  F-2
  Consolidated Balance Sheets..............................................  F-3
  Consolidated Statements of Operations....................................  F-4
  Consolidated Statements of Cash Flows....................................  F-6
  Consolidated Statements of Changes in Shareholders' Equity...............  F-8
  Notes to Consolidated Financial Statements...............................  F-9

Unaudited Financial Statements

  Consolidated Balance Sheets.............................................. F-25
  Consolidated Statements of Operations.................................... F-26
  Consolidated Statements of Cash Flows.................................... F-27
  Consolidated Statements of Changes in Stockholders' Equity............... F-28
  Notes to Consolidated Financial Statements............................... F-30

                          INDEPENDENT AUDITORS' REPORT

Board of Directors of EduTrek International, Inc.

   We have audited the accompanying consolidated balance sheets of EduTrek International, Inc. (the "Company") and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year ended December 31, 1999, the seven months ended December 31, 1998, the year ended May 31, 1998, and the period from July 1, 1996 (date of formation) to May 31, 1997. We also audited the accompanying consolidated statements of operations, changes in shareholders' equity and cash flows of American European Corporation and subsidiaries (the Predecessor) for the period from June 1, 1996 to October 8, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for the year ended December 31, 1999, the seven-months ended December 31, 1998, the year ended May 31, 1998, and the period from July 1, 1996 (date of formation ) to May 31, 1997, and the results of their operations and their cash flows of the Predecessor for the period from June 1, 1996 to October 8, 1996 in conformity with generally accepted accounting principles.

   The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 18 to the consolidated financial statements, the Company has had recurring losses from operations resulting in technical defaults of some financial covenants in connection with its revolving line of credit. All technical defaults have been waived by the lender. As more fully discussed in Note 15 to the consolidated financial statements, the Company and its lender have entered into five amendments in 1999 and a sixth amendment in February 2000 to modify maturity dates of amounts outstanding under the line of credit and to modify financial covenants. The Company currently has $8.1 million outstanding under Line A of the line of credit, which matures the earlier of April 30, 2001 or 30 days subsequent to demand by the lender. The Company currently has $4.3 million ($2.3 million as of December 31, 1999) outstanding under Line B of the Credit Agreement, as amended, which is required to be reduced to $3.5 million as of July 1, 2000 with full maturity on September 30, 2000. Based on current estimates of available cash flow from operations, management can not be certain it will have sufficient cash resources to make these required debt payments. In addition, as discussed in Note 16 the Company has failed to meet the financial monitoring standards of the Department of Education ("DOE"). Consequently, management anticipates that the Company may be required to post an irrevocable letter of credit of approximately $15.0 million with the DOE by July 2000. Failure to post a letter of credit would result in the termination of the Company as an institution eligible for Title IV financial aid. This would severely negatively impact future cash flow of the Company. In addition, certain states, in which the Company operates, have regulatory agencies which perform their own financial capability reviews. These reviews include fiscal tests, which the Company was not in compliance with as of December 31, 1999. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 18. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          Deloitte & Touche LLP

Atlanta, Georgia
March 10, 2000 (March 30, 2000 as to Note 15)

                          EDUTREK INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS
                      (In thousands, except share amounts)

                                                     December 31, December 31,
                                                         1999         1998
                                                     ------------ ------------
                       ASSETS

Current assets
  Cash and cash equivalents.........................   $  3,061     $ 2,779
  Accounts receivable--net of allowance of $1,985
   and $277, respectively...........................      2,444       3,054
  Income taxes receivable...........................      1,717         166
  Deferred income taxes.............................        --          308
  Other.............................................      1,123       1,288
                                                       --------     -------
Total current assets................................      8,345       7,595
Property, plant, and equipment--net of accumulated
 depreciation.......................................     19,414      14,971
Goodwill--net of accumulated amortization of $3,303
 and $2,292, respectively...........................     37,357      38,369
Deferred income taxes...............................        --        2,496
Other...............................................      1,792       1,103
                                                       --------     -------
                                                       $ 66,908     $64,534
                                                       ========     =======
        LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable..................................   $  4,060     $ 4,816
  Accrued expenses..................................      3,482       1,632
  Accrued related party transactions................        112         --
  Value-added tax payable...........................        445         473
  Unearned revenues.................................      9,412       8,477
  Restructure accrual--current......................      3,970         --
  Line of credit....................................     10,687       1,820
  Current maturities--capital leases and other......      2,197       1,686
                                                       --------     -------
Total current liabilities...........................     34,365      18,904
Capital leases and other--less current maturities...      7,498       5,821
Deferred rent.......................................      2,346         966
Restructure accrual--long term......................        834         --
Other liabilities...................................        250          82
                                                       --------     -------
Total liabilities...................................     45,293      25,773

SHAREHOLDERS' EQUITY

Common stock, Class A voting, one vote per share,
 without par value, 40,000,000 4,485,168 and
 4,362,605 issued and outstanding, respectively.....     36,737      36,611
Common stock, Class B voting, ten votes per share,
 without par value, 10,000,000 shares authorized,
 shares authorized, 7,359,667 and 6,293,000 issued
 and outstanding, respectively......................      4,973       3,973
Accumulated other comprehensive income (loss).......        (33)         24
Accumulated deficit.................................    (20,062)     (1,847)
                                                       --------     -------
Total shareholders' equity..........................     21,615      38,761
                                                       --------     -------
                                                       $ 66,908     $64,534
                                                       ========     =======

                See notes to consolidated financial statements.

                          EDUTREK INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                           The Company
                         -------------------------------------------------------------------------------
                                                                                Period from July 1, 1996
                                           Seven Months Ended Fiscal Year Ended  (Date of Formation) to
                         Fiscal Year Ended    December 31,         May 31,              May 31,
                         December 31, 1999        1998              1998                  1997
                         ----------------- ------------------ ----------------- ------------------------
Net revenues............     $ 61,656           $23,848            $41,914              $23,590
Costs and expenses:
 Cost of education and
  facilities............       36,408            12,775             16,927                9,014
 Selling and
  promotional
  expenses..............       11,516             5,770              6,321                2,428
 General and
  administrative
  expenses..............       21,806             9,189             10,516                5,468
 Restructure expense....        4,803               --                 --                   --
 Amortization of
  goodwill..............        1,011               588              1,008                  696
 Acquisition costs......          --                --                 487                  --
 Write-off of license
  fees and accrual of
  termination costs.....          --              3,533                --                   --
                             --------           -------            -------              -------
   Total costs and
    expenses............       75,544            31,855             35,259               17,606
                             --------           -------            -------              -------
Income (loss) from
 campus operations......      (13,888)           (8,007)             6,655                5,984
Income from management
 agreement..............          --                --                  23                  479
                             --------           -------            -------              -------
Income (loss) from
 operations.............      (13,888)           (8,007)             6,678                6,463
Interest expense........        1,526               234              1,328                2,499
Other income--net.......           21                64              1,539                   20
                             --------           -------            -------              -------
Income (loss) before
 income taxes, minority
 interest, and
 extraordinary item.....      (15,393)           (8,177)             6,889                3,984
(Benefit) provision for
 income taxes...........          944            (3,280)             2,581                1,981
                             --------           -------            -------              -------
Income (loss) before
 minority interest and
 extraordinary item.....      (16,337)           (4,897)             4,308                2,003
Minority interest in
 earnings of American
 University in Dubai....       (1,878)             (619)            (1,445)                 --
                             --------           -------            -------              -------
Income (loss) before
 extraordinary item.....      (18,215)           (5,516)             2,863                2,003
Extraordinary loss less
 applicable income
 taxes..................          --                --                (960)                 --
                             --------           -------            -------              -------
Net income (loss).......     $(18,215)          $(5,516)           $ 1,903              $ 2,003
                             ========           =======            =======              =======
Earnings (loss) per
 share:
Basic income (loss) per
 share before
 extraordinary item.....     $  (1.68)          $ (0.52)           $  0.30              $  0.29
Basic net income (loss)
 per share..............     $  (1.68)          $ (0.52)           $  0.20              $  0.29
Diluted income (loss)
 per share before
 extraordinary item.....     $  (1.68)          $ (0.52)           $  0.28              $  0.26
Diluted net income
 (loss) per share.......     $  (1.68)          $ (0.52)           $  0.19              $  0.26
Average shares
 outstanding............       10,829            10,639              9,527                7,000
Dilutive effect:
 Warrants...............          --                --                 240                  569
 Options................          --                --                 441                  --
                             --------           -------            -------              -------
                                  --                --                 681                  569
                             --------           -------            -------              -------
Average shares
 outstanding assuming
 dilution...............       10,829            10,639             10,208                7,569

                See notes to consolidated financial statements.

                           EDUTREK INTERNATIONAL, INC

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                               The Predecessor
                                                               ---------------
                                                                 Period from
                                                                June 1, 1996
                                                                   through
                                                               October 8, 1996
                                                               ---------------
Net revenues..................................................     $ 6,189
Costs and expenses:
  Cost of education and facilities............................       3,256
  Selling and promotional expenses............................       1,335
  General and administrative expenses.........................       2,739
  Rents paid to majority stockholders.........................          49
                                                                   -------
    Total costs and expenses..................................       7,379
                                                                   -------
Income (loss) from campus operations..........................      (1,190)
Income (loss) from management agreement.......................         (21)
                                                                   -------
Income (loss) from operations.................................      (1,211)
Interest expense..............................................         258
Other income--net.............................................         164
                                                                   -------
Income (loss) before income taxes, minority interest, and
 extraordinary item...........................................      (1,305)
Provision for income taxes....................................         --
                                                                   -------
Net income (loss).............................................     $(1,305)
                                                                   =======


                See notes to consolidated financial statements.

                           EDUTREK INTERNATIONAL, INC

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                 The Company
                              -------------------------------------------------
                                                                    Period from
                                                                      July 1,
                                                                    1996 (Date
                              Fiscal Year  Seven Months Fiscal Year     of
                                 Ended        Ended        Ended    Formation)
                              December 31, December 31,   May 31,   to May 31,
                                  1999         1998        1998        1997
                              ------------ ------------ ----------- -----------
Net income (loss)...........    $(18,215)    $(5,516)    $  1,903    $  2,003
Adjustments to reconcile net
 income (loss) to net cash
 (used in) provided by
 operating activities:
 Depreciation and
  amortization..............       3,936       1,801        2,718       1,626
 Restructure expense........       4,803         --           --          --
 Bad debt expense...........       1,851         310          307         126
 Write-off of license
  fees......................         --        3,533          --          --
 Write-off of pre-opening
  costs.....................         --          141          --          --
 Extraordinary loss.........         --          --         1,600         --
 Gain on sale of aircraft...         --          --          (991)        --
 Amortization of loan
  discount..................         --          --            22         146
 Decrease (increase) in
  accounts receivable.......      (1,242)       (477)      (2,920)      1,334
 Decrease (increase) in
  prepaid expenses..........         141         --           --
 Decrease (increase) in
  deferred taxes............       2,804      (2,177)        (137)        225
 Decrease (increase) in
  income taxes receivable...      (1,551)        --           --
 Increase (decrease) in
  accounts payable and
  accrued liabilities.......       1,206       3,216          561         796
 Increase (decrease) in
  unearned revenues.........         935       4,154          325      (6,508)
 Increase (decrease) in
  value-added taxes
  payable...................         (28)        316         (449)       (323)
 Increase (decrease) in
  income taxes payable......         --       (1,616)        (140)      1,537
 Other......................       1,543        (991)        (113)        394
                                --------     -------     --------    --------
   Net cash (used in)
    provided by operating
    activities..............      (3,817)      2,694        2,686       1,356
                                --------     -------     --------    --------
INVESTING ACTIVITIES
 Purchases of property,
  plant, and equipment......      (2,983)     (3,651)      (2,681)       (681)
 Additions to licenses,
  pre-opening, and
  curriculum development
  costs.....................        (901)     (3,552)      (1,440)        --
 Sale of property, plant,
  and equipment.............         --          --         2,076         --
 Acquisition of
  Predecessor...............         --          --           --      (30,747)
 Net increase in note
  receivable from related
  parties and former
  stockholders..............         --          --           --          --
                                --------     -------     --------    --------
   Net cash used in
    investing activities....      (3,884)     (7,203)      (2,045)    (31,428)
                                --------     -------     --------    --------
FINANCING ACTIVITIES
 Borrowings--Net............       9,568       1,820          --         (938)
 Principal payments under
  capital lease
  obligations...............      (1,483)       (460)        (346)        (52)
 Increase in deferred loan
  costs.....................        (223)        --           --       (1,321)
 Principal repayments on
  long-term debt............         --           54      (33,347)        (26)
 Proceeds from issuance of
  common stock..............         --          --        34,560       4,000
 Proceeds from long-term
  borrowings................         --          --         4,043      29,117
 Other......................         161          46         (400)        --
                                --------     -------     --------    --------
 Net cash provided by
  financing activities......       8,023       1,460        4,510      30,780
                                --------     -------     --------    --------
 Effect of exchange rate
  changes on cash...........         (40)        (15)          14         (30)
                                --------     -------     --------    --------
NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS..         282      (3,064)       5,165         678
CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD........       2,779       5,843          678         --
CASH AND CASH EQUIVALENTS,
 END OF PERIOD..............    $  3,061     $ 2,779     $  5,843    $    678
SUPPLEMENTAL DISCLOSURES OF
 CASH FLOW INFORMATION:
 Cash paid during the
  period for:
   Interest.................    $  1,505     $   150     $  1,567    $  1,690
   Income taxes.............    $    198     $   679     $  2,047    $     45

                See notes to consolidated financial statements.

                          EDUTREK INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                 (In thousands)

                                                               The Predecessor
                                                               ---------------
                                                                 Period from
                                                                June 1, 1996
                                                                   through
                                                               October 8, 1996
                                                               ---------------
Net income (loss).............................................     $(1,305)
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
  Depreciation and amortization...............................         392
  Bad debt expense............................................          69
  Increase in accounts receivable.............................        (192)
  Increase (decrease) in accounts payable and accrued
   liabilities................................................        (461)
  Increase in unearned revenues...............................       3,135
  Increase in value-added taxes payable.......................         190
  Decrease in income taxes payable............................         --
  Other.......................................................        (415)
                                                                   -------
    Net cash provided by operating activities.................       1,413
                                                                   -------
INVESTING ACTIVITIES
  Purchases of property, plant, and equipment.................        (118)
  Net increase in note receivable from related parties and
   former stockholders........................................        (170)
                                                                   -------
    Net cash used in investing activities.....................        (288)
                                                                   -------
FINANCING ACTIVITIES
  Proceeds from long-term borrowings..........................         750
  Principal repayments on long-term debt......................        (234)
  Principal payments under capital lease obligations..........         (94)
  Net receipts (payments)--line-of-credit.....................         151
  Distributions to stockholders...............................      (1,890)
  Capital contribution from stockholder.......................         --
  Other.......................................................         120
                                                                   -------
    Net cash used in financing activities.....................      (1,197)
                                                                   -------
  Effect of change rate changes on cash.......................         (12)
                                                                   -------
NET DECREASE IN CASH AND CASH EQUIVALENTS.....................         (84)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD................         453
CASH AND CASH EQUIVALENTS, END OF PERIOD......................     $   369
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest..................................................     $   295
    Income taxes..............................................         --

                See notes to consolidated financial statements.

                          EDUTREK INTERNATIONAL, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (In thousands)

                                                        Accumulated
                                                           Other
                          Common Paid-In Stockholders' Comprehensive Accumulated
                          Stock  Capital     Notes        Income       Deficit    Total
                          ------ ------- ------------- ------------- ----------- --------
Predecessor
Balance--May 31, 1996...   $ 1    $477      $(4,559)       $102        $(3,309)  $ (7,288)
Distribution to
 shareholders...........                                                (1,890)    (1,890)
Capital contributed by
 stockholder............                                                 1,239      1,239
Comprehensive loss:
 Net loss...............                                                (1,305)    (1,305)
 Foreign currency
  translation...........                                    (18)                      (18)
                                                                                 --------
 Total comprehensive
  loss..................                                                           (1,323)
Notes receivable and
 advances from
 shareholders...........                     (1,016)                               (1,016)
                           ---    ----      -------        ----        -------   --------
Balance--October 8,
 1996...................   $ 1    $477      $(5,575)       $ 84        $(5,265)  $(10,278)
                           ===    ====      =======        ====        =======   ========

                          Common Stock--
                              Number                                 Accumulated    Retained
                             of Shares     Common Stock     Common      Other       Earnings
                          --------------- ---------------   Stock   Comprehensive (Accumulated
                          Class A Class B Class A Class B  Warrants Income (loss)   Deficit)    Total
                          ------- ------- ------- -------  -------- ------------- ------------ --------
Company
Issuance of common
 stock--July 1, 1996....           2,240          $1,000                                       $  1,000
Issuance of common stock
 in connection with the
 acquisition of EduTrek
 Systems, Inc...........     105   1,995                                            $   (237)      (237)
Sale of common stock in
 connection with
 acquisition of
 Predecessor............           2,100           3,000                                          3,000
Issuance of common stock
 in exchange for certain
 fees...................     350          $   500                                                   500
Issuance of warrants in
 connection with
 acquisition of
 Predecessor............                                    $ 677                                   677
Issuance of common stock
 in exchange for stock
 of Predecessor.........     210              787                                                   787
Comprehensive income:
 Foreign currency
  translation...........                                                $147                        147
 Net income.............                                                               2,003      2,003
                                                                                               --------
 Total comprehensive
  income................                                                                          2,150
                           -----   -----  ------- ------    -----       ----        --------   --------
Balance--May 31, 1997...     665   6,335    1,287  4,000      677        147           1,766      7,877
Issuance of common stock
 net of initial public
 offering costs--
 September 29, 1997.....   2,733           34,560                                                34,560
Conversion of warrants
 to common stock........     879              677            (677)                                  --
Conversion of Class B
 Common Stock to Class A
 Common Stock...........      42     (42)      27    (27)                                           --
Issuance of common stock
 under stock option
 plan...................      16               13                                                    13
Comprehensive income:
 Foreign currency
  translation...........                                                 (59)                       (59)
 Net income.............                                                               1,903      1,903
                                                                                               --------
 Total comprehensive
  income................                                                                          1,844
                           -----   -----  ------- ------    -----       ----        --------   --------
Balance--May 31, 1998...   4,335   6,293   36,564  3,973      --          88           3,669     44,294
Issuance of common stock
 under stock option
 plan...................      28               47                                                    47
Comprehensive loss:
 Foreign currency
  translation...........                                                 (64)                       (64)
 Net loss...............                                                              (5,516)    (5,516)
                                                                                               --------
 Total comprehensive
  loss..................                                                                         (5,580)
                           -----   -----  ------- ------    -----       ----        --------   --------
Balance--December 31,
 1998...................   4,363   6,293   36,611  3,973      --          24          (1,847)    38,761
Issuance of common stock
 under stock option
 plan...................      81               93                                                    93
Issuance of common stock
 under the Employee
 Stock Purchase Plan....      41               33                                                    33
Issuance of Class B
 common stock in
 exchange for Steve
 Bostic convertible
 debt...................           1,067           1,000                                          1,000
Comprehensive loss:.....                                                                            --
 Foreign currency
  translation...........                                                 (57)                       (57)
 Net loss...............                                                             (18,215)   (18,215)
                                                                                               --------
 Total comprehensive
  loss..................                                                                        (18,272)
                           -----   -----  ------- ------    -----       ----        --------   --------
Balance--December 31,
 1999...................   4,485   7,360  $36,737 $4,973    $ --        $(33)       $(20,062)  $ 21,615
                           =====   =====  ======= ======    =====       ====        ========   ========

                See notes to consolidated financial statements.

                          EDUTREK INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 COMPANY--AS OF DECEMBER 31, 1999 AND 1998, AND FOR THE YEAR ENDED DECEMBER 31,
  1999, THE SEVEN MONTHS ENDED DECEMBER 31, 1998, THE YEAR ENDED MAY 31, 1998,
     AND THE PERIOD FROM JULY 1, 1996 (DATE OF FORMATION) TO MAY 31, 1997,
        PREDECESSOR--FOR THE PERIOD FROM JUNE 1, 1996 TO OCTOBER 8, 1996

NOTE 1--ORGANIZATION AND BUSINESS

   Organization--EduTrek International, Inc. (the "Company"), through its subsidiary American InterContinental University, Inc. ("AIU"), is a leading provider of career-oiented, internationally focused higher education programs. The Company operates campuses in Atlanta, the District of Columbia, Los Angeles, Miami, London, and Dubai, United Arab Emirates, with curricula focusing on international business, multimedia communications, design, and information technology. AIU is accredited by the Commission on Colleges of the Southern Association of Colleges and Schools.

   Acquisition--The Company, formerly known as E Holdings, Inc., was organized by Mr. Steve Bostic, the Company's current Chairman and Chief Executive Officer, on July 1, 1996 for the purpose of acquiring all of the capital stock of EduTrek Systems, Inc. ("EduTrek Systems") (a company also controlled by Mr. Bostic), AIU (formerly known as American European Corporation), and American College in London, Ltd. U.S., as well as 85% of the membership interests of American European Middle East Corporation, L.L.C. ("AEMEC" which, together with AIU and American College in London, Ltd., U.S. are collectively referred to herein as the "Predecessor"). On October 8, 1996, the Company acquired the capital stock and membership interests of the Predecessor, which, prior to its acquisition, operated The American College, now known as AIU. The purchase price for the acquisition of the Predecessor was approximately $38.0 million. Also on October 8, 1996, the Company acquired all of the issued and outstanding capital stock of EduTrek Systems for an aggregate of 105,000 shares of Class A Common Stock and 1,995,000 shares of Class B Common Stock.

   The Company did not acquire the Predecessor until October 8, 1996. Accordingly, the financial statements of the Company for the period from July 1, 1996 through October 7, 1996 do not include the Predecessor. EduTrek Systems is included in the financial statements of the Company from July 1, 1996, the date of the Company's formation, in a manner similar to a pooling of interests. The results of operations of the Company include losses arising from the operation of EduTrek Systems of approximately $380,000 for the period from July 1, 1996 to May 31, 1997. Financial information for EduTrek Systems is not included prior to July 1, 1996.

   The Company's acquisition of the Predecessor has been accounted for as a purchase. Accordingly, the purchase price has been allocated to the Predecessor's identifiable assets and liabilities based on estimated fair values at the acquisition date. The excess of the purchase price over the fair value of the Predecessor's identifiable net assets has been classified as goodwill. The purchase price, net of noncash items totaling approximately $1.5 million, of the Predecessor has been allocated as follows (in millions):

        Current assets........................................ $ 3.9
        Property, plant, and equipment........................   3.1
        Goodwill..............................................  40.4
        Other assets..........................................   2.1
        Liabilities assumed...................................  13.0

                           EDUTREK INTERNATIONAL, INC

   The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and the results of the acquisition of the Predecessor for the period from July 1, 1996 to May 31, 1997 as if the acquisition had occurred as of July 1, 1996:

        Net revenue..................................... $27,926,000
        Net income...................................... $   276,000
        Basic income per share.......................... $      0.04
        Diluted income per share........................ $      0.03

   Public Offering--On September 29, 1997, the Company completed an initial public offering of 2,990,000 shares of its Class A Common Stock, of which 2,732,890 shares were sold by the Company, including 390,000 shares sold as the result of the Underwriter's exercise of an over-allotment option, at $14 per share, which after underwriting discounts and commissions and payment of offering expenses raised $34,560,000 for the Company. The Company used $28,571,000 of the proceeds to retire long-term debt and related accrued and unpaid interest incurred in connection with the acquisition, $620,000 to repay short-term indebtedness outstanding under the Revolving Loan, and the remaining net proceeds of $5,369,000 were used for general corporate purposes, including increased working capital requirements of the Company resulting from its growth.

   Government Regulation--The Company and AIU are subject to extensive regulation by federal, state, and foreign governmental agencies, and accrediting agencies. In particular, the Higher Education Act of 1965, as amended (the "HEA"), and the regulations promulgated thereunder by the U.S. Department of Education (the "Regulations") set forth numerous standards that schools must satisfy in order to participate in the various federal student financial assistance programs under Title IV of the HEA ("Title IV Programs"). For example, the HEA and Regulations: (i) establish certain financial responsibility and administrative capability standards, (ii) establish maximum acceptable rates of default by students on federally guaranteed or funded student loans, (iii) restrict the ability of a school or its parent corporation to engage in certain types of transactions that would result in a change in ownership and control of that school or corporation, (iv) limit the proportion of school revenues that may be derived from Title IV Programs, and (v) prohibit the payment of certain types of incentives to personnel engaged in student recruiting and admissions activities. See Note 16 for discussion of the Company's noncompliance with financial responsibility standards as of December 31, 1999.

   With the enactment of the Higher Education Amendments of 1992, proprietary schools, such as AIU, would cease to be eligible to participate in Title IV Programs if on a cash basis of accounting, more than 85% of its revenues from eligible programs for the prior fiscal year were derived from Title IV Programs. This was known as the 85/15 Rule. The percentages have been changed to 90/10 with the enactment of the Higher Education Amendments of 1998 for any fiscal year containing the October 1, 1998 effective date. Any school that violates the 90/10 Rule immediately becomes ineligible to participate in Title IV Programs and is unable to apply to regain its eligibility until the following fiscal year. Each year, every institution participating in Title IV Programs must submit consolidated financial statements demonstrating compliance with this standard. For the fiscal year end December 31, 1999 not more than 50% of AIU's revenues were derived from Title IV Programs. The Company regularly monitors compliance with this requirement in order to minimize the risk that AIU would derive more than 90% of its revenues from Title IV Programs for any fiscal year. If AIU appears likely to approach the 90% threshold, the Company would evaluate the appropriateness of making changes in student funding and financing to ensure compliance.

   Other--The Company effected a 7 for 1 stock split in June 1997. All share and per share data information in the accompanying consolidated financial statements have been restated to reflect the stock split as if such had occurred as of the earliest period presented.

                           EDUTREK INTERNATIONAL, INC

   Also in June 1997, one warrant holder exercised its option to purchase 257,110 shares of Class A Common Stock at an exercise price of $.0014 per share. In September 1997, another warrant holder exercised its option to purchase 444,318 shares of Class A Common Stock at the same exercise price.

   In December 1997, one warrant holder exercised its option to purchase 177,723 shares of Class A Common Stock at an exercise price of $.0014 per share. There are no remaining warrants outstanding.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

   Change in Fiscal Year--During the seven months ended December 31, 1998, the Board of Directors adopted a change in the fiscal year end of the Company from May 31 to December 31. The Company historically experienced seasonality in its results of operations as a result of lower student enrollments in the summer terms. This seasonality will be mitigated by new educational programs which are offered throughout the year, thereby decreasing seasonality and the need for a May 31 year-end.

   Principles of Consolidation--Effective September 1, 1997, AEMEC entered into an agreement with Middle East Colleges, Ltd. ("MEC") to modify certain aspects of their joint venture agreement relating to the operation of the American University in Dubai ("Dubai"). These modifications give effective control of the joint venture to AEMEC as defined in Statement of Financial Accounting Standards ("SFAS") 94, "Consolidation of All Majority-Owned Subsidiaries," and require consolidation of the financial statements of Dubai with those of the Company as of September 1, 1997. Prior to this date, AEMEC's portion of the net income from Dubai had been reported in the income statement of the Company as "income from management agreement." Effective September 1, 1997, the Company records MEC's ownership interest in the joint venture of 49.9% as minority interest in the consolidated financial statements.

   The consolidated financial statements include the accounts of the Company, AIU, the American College in London Ltd. U.S., AEMEC, Dubai, and the American College in London, Ltd., a registered British corporation that is wholly owned by The American College in London, Ltd. U.S. Significant intercompany accounts and transactions have been eliminated in consolidation.

   Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents--The Company considers cash equivalents to be all demand deposits and highly liquid unrestricted investments with an original maturity of three months or less which can be readily converted to cash on demand without penalty.

   Cash at December 31, 1999, December 31, 1998 and May 31, 1998 includes approximately $176,500, $474,000 and $218,000, respectively, which is restricted to expenditures for scholarships and other awards to students. A corresponding liability has been recorded for these funds until they are disbursed.

   Property and Equipment--Property and equipment is stated at cost less accumulated depreciation. Depreciation for property and equipment is calculated on a straight-line basis over the estimated useful lives of the assets, which range from five to ten years.

   Intangible Assets--Goodwill is amortized over 40 years using the straight-line method.

                           EDUTREK INTERNATIONAL, INC

   Curriculum Development Costs--The Company's policy is to capitalize direct costs incurred in the production of and improvements to educational courses. These direct costs, which are included in other assets, primarily include salaries for staff directly engaged in the curriculum development process and are amortized over a two to three year period beginning in the month the courses are placed into service.

   Pre-opening Costs--The Company's policy was to capitalize all pre-opening costs, except those costs related to advertising, prior to the commencement of a new educational program. Pre-opening costs were amortized over twelve months upon commencement of a new program. American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-up Activities," (SOP 98-5) requires the Company to expense all pre-opening costs as incurred and to write off any pre-opening costs included on the balance sheet beginning in January 1999 or earlier. The Company wrote-off the remaining deferred pre-opening costs of $141,000 in December 1998.

   Licenses--The Company capitalizes license fees and amortizes the fees over the life of the agreement. During the year ended May 31, 1998, the Company capitalized and began amortizing a $450,000 license fee paid to ITI Education Corporation ("ITI") for the use of an information technology curriculum in the Masters of Information Technology program in Atlanta, GA. Also during the year ended May 31, 1998, the Company entered into a ten-year license agreement with ITI Learning Systems, Inc. (a wholly-owned subsidiary of ITI) for the use of an information technology curriculum at subsequent locations. The cost of this license was $750,000, which was paid in July 1998. The license fee for subsequent locations in the District of Columbia, Los Angeles, and Miami was $900,000 per location and was paid during the seven months ended December 31, 1998.

   The Company decided to phase out the licensed ITI curriculum in favor of its own internally developed information technology curriculum and to negotiate the termination of the licensing agreement. As a result, the Company elected to write-off related license fees during the seven months ended December 31, 1998 (see note 8).

   Impairment of Long-Lived Assets--The Company reviews long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company periodically reviews projected undiscounted cash flows of the underlying long-lived asset to determine if the assets are impaired. If there is an indication of impairment, the Company records a valuation allowance against the applicable long-lived assets. All long-lived assets to be disposed of will be reported at the lower of carrying amount or fair value less cost to sell.

   Revenue Recognition--Revenue is recognized when all educational related services have been performed. The Company records accounts receivable and related unearned revenue when students are billed for tuition, fees, and dorm payments.

   Unearned Revenues--Unearned revenues represent the portion of student tuition, fees, and dorm payments received in advance of services being performed.

   Deferred Rent--The Company records rent expense under operating leases with escalating rent payments by amortizing the total operating lease obligation over the lease term on a straight-line basis.

   Income Taxes--Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying currently enacted statutory rates to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in the results of operations in the period that includes the enactment date.

                           EDUTREK INTERNATIONAL, INC

   Earnings Per Share--Basic net income per share is computed by dividing net income by the weighted-average number of shares outstanding. Diluted net income per share includes the dilutive effect of stock options and warrants.

   New Accounting Pronouncements - Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), was issued in June 1998. Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133", was issued in June 1999, deferring the effective date of FAS 133 from June 15, 1999 to June 15, 2000 for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company has not yet completed its evaluation of the effect of this standard on its financial statements. However, at this time the Company does not expect FAS 133 to have a material effect on its reported financial position, results of operations, cash flows or financial statement disclosures.

   Foreign Currency Translation--Assets and liabilities of the Company's United Kingdom operations are translated from Pounds Sterling into U.S. dollars at the rate of currency exchange at the end of the fiscal period. Revenues and expenses are translated at average monthly exchange rates prevailing during the period. Resulting translation differences are recognized as a component of shareholders' equity and comprehensive income.

   Fair Value of Financial Instruments--Management has reviewed the various assets and liabilities of the Company and has concluded that substantially all of the Company's financial instruments have terms such that their book value approximates fair value.

   Reclassifications--Certain prior period amounts have been reclassified to conform to current year presentation. to conform to current year presentation. to conform to current year presentation. to conform to current year presentation.

NOTE 3--OTHER CURRENT ASSETS

   Other current assets at December 31, 1999 and December 31, 1998 consist of the following (in thousands):

                                                       December 31, December 31,
                                                           1999         1998
                                                       ------------ ------------
   Prepaid expenses...................................    $1,107       $1,248
   Other..............................................        16           40
                                                          ------       ------
                                                          $1,123       $1,288
                                                          ======       ======

NOTE 4--PROPERTY, PLANT, AND EQUIPMENT

   Property, plant, and equipment at December 31, 1999 and December 31, 1998 are summarized as follows (in thousands):

                                                      December 31, December 31,
                                                          1999         1998
                                                      ------------ ------------
   Furniture, fixtures, and equipment................   $16,199      $11,754
   Leasehold improvements............................     6,911        4,683
   Library books.....................................       807          653
   Other.............................................        80            0
                                                        -------      -------
                                                         23,997       17,090
   Less accumulated depreciation and amortization....     4,583        2,119
                                                        -------      -------
                                                        $19,414      $14,971
                                                        =======      =======

                           EDUTREK INTERNATIONAL, INC

   Depreciation expense for property, plant, and equipment was approximately $2,346,600, $887,000, $1,275,000, $766,000, and $391,000 for the fiscal year ended December 31, 1999, the seven months ended December 31, 1998, the fiscal year ended May 31, 1998, the period from July 1, 1996 to May 31, 1997, and the period from June 1, 1996 to October 8, 1996, respectively.

NOTE 5--CAPITAL LEASES AND OTHER

   Capital leases and other at December 31, 1999 and December 31, 1998 is summarized as follows (in thousands):

                                                       December 31, December 31,
                                                           1999         1998
                                                       ------------ ------------
   Capital lease obligations..........................    $9,620       $7,167
   Directors and officers insurance and other.........        75          340
                                                          ------       ------
                                                           9,695        7,507
   Less current portion...............................    $2,197       $1,686
                                                          ------       ------
                                                          $7,498       $5,821
                                                          ======       ======

NOTE 6--EMPLOYEE BENEFIT PLAN

   The Company maintains a qualified 401(k) Plan available to full-time employees who meet the Plan's eligibility requirements. This Plan, which is a defined contribution plan, contains a profit sharing component, with tax-deferred contributions to each employee based on an allocated portion of a discretionary annual contribution. Company contributions to the Plan for matching of employee contributions were approximately $122,000, $50,000, $77,000, and $51,000 for the fiscal year ended December 31, 1999, the seven months ended December 31, 1998, the year ended May 31, 1998, and the period from July 1, 1996 to May 31, 1997, respectively.

NOTE 7--LEASES

   The Company leases office and classroom space, dormitories, and various items of equipment under lease agreements with varying expiration dates through January 2010. Many of the lease agreements contain renewal clauses with various terms; however, none of the leases contain any significant restrictions.

   These lease agreements contain provisions for rent escalations, which are either tied to the Consumer Price Index or require a specific percentage increase annually. These leases are classified as operating leases.

   The Company also leases various other assets under agreements, which are classified as capital leases. The net book value of these assets at December 31, 1999 and December 31, 1998 was as follows (in thousands):

                                                       December 31, December 31,
                                                           1999         1998
                                                       ------------ ------------
   Furniture, fixtures, and equipment.................   $11,625       $8,129
   Less accumulated amortization......................     1,753          605
                                                         -------       ------
                                                         $ 9,872       $7,524
                                                         =======       ======

                           EDUTREK INTERNATIONAL, INC

   For the years ending December 31, future minimum lease payments and present value of net minimum lease payments under capital leases and future minimum lease payments under noncancellable operating leases are as follows:

                                                         Capital     Operating
                                                         Leases       Leases
      Year ending December 31:                         -----------  -----------
      2000............................................ $ 3,147,633  $11,994,754
      2001............................................   2,607,474   10,768,400
      2002............................................   2,208,107    9,360,194
      2003............................................   2,094,878    8,544,354
      2004............................................   1,695,632    8,270,888
      Thereafter......................................     264,452   38,900,287
                                                       -----------  -----------
        Total minimum lease payments.................. $12,018,176  $87,838,876
                                                                    ===========
      Less amount representing interest...............  (2,398,261)
                                                       -----------
        Present value of net minimum lease payments... $ 9,619,915
                                                       ===========

   Rent expense incurred for the fiscal year ended December 31, 1999, the seven months ended December 31, 1998, the year ended May 31, 1998, the period from July 1, 1996 to May 31, 1997, and the period from June 1, 1996 to October 8, 1996, under all operating leases was approximately $14,000,700, $3,472,500, $5,444,000, $3,101,000 and $1,337,000, respectively.

NOTE 8--WRITE-OFF OF LICENSE FEES AND ACCRUAL OF TERMINATION COSTS

   During the year ended May 31, 1998, the Company and ITI entered into an agreement whereby the Company licensed information technology curriculum from ITI. The Company's practice was to capitalize and then amortize over ten years license fees paid to ITI. The Company decided to phase out the licensed ITI curriculum in favor of its own internally developed information technology curriculum and to negotiate the termination of the licensing agreement. As a result, the Company elected to write-off related license fees of $3,333,000 during the seven months ended December 31, 1998. The estimated phase-out costs range from $200,000 to $500,000; management believes the ultimate cost to phase-out this curriculum agreement will be $200,000, which is accrued as of December 31, 1999 and 1998.

NOTE 9--CONSULTING AND EMPLOYMENT AGREEMENTS

   In connection with the acquisition of the Predecessor, the Company entered into consulting and employment agreements with the selling shareholders and other officers of American European Corporation. Additionally, the Company entered into an employment agreement with an officer of the Company.

   During 1999, the employment agreement with the officer of the Company was terminated. Amounts paid to the officer relating to the employment contract, and charged to operations, totaled approximately $165,000, $96,250, $165,000, and $27,500 for the fiscal year ended December 31,1999, the seven months ended December 31, 1998, for the year ended May 31, 1998, and for the period from July 1, 1996 to May 31, 1997, respectively.

   Also during 1999, the remaining portion of one of the consulting agreements was negotiated for a settlement amount of approximately $131,000, which was charged to operations.

                           EDUTREK INTERNATIONAL, INC

   For the fiscal year ended December 31, 1999, seven months ended December 31, 1998, the year ended May 31, 1998, and the period from July 1, 1996 to May 31, 1997, such consulting and employment agreement payments, which were charged to operations, totaled $525,000, $464,000, $716,000, and $705,000, respectively.
Future payments under these agreements for the years ending December 31 are as follows (in thousands):

        2000................................................... $285
        2001................................................... $214

NOTE 10--INCOME TAXES

   Income tax expense for the fiscal year ended December 31, 1999, the seven months ended December 31, 1998, the fiscal year ended May 31, 1998, and the period from July 1, 1996 to May 31, 1997, respectively consists of (in thousands):

                                                                                Period from July 1, 1996
                         Fiscal Year Ended Seven Months Ended Fiscal Year Ended  (Date of Formation) to
                         December 31, 1999 December 31, 1998    May 31, 1998          May 31, 1997
                         ----------------- ------------------ ----------------- ------------------------
Current:
  Federal...............      $(1,495)          $(1,103)           $2,238                $1,423
  State.................         (365)              --                480                   333
                              -------           -------            ------                ------
    Total current
     (benefit)
     provision..........       (1,860)           (1,103)            2,718                 1,756
Deferred:
  Federal...............        2,436            (1,600)             (117)                  194
  State.................          368              (577)              (20)                   31
                              -------           -------            ------                ------
    Total deferred
     (benefit)
     provision..........        2,804            (2,177)             (137)                  225
                              -------           -------            ------                ------
    Total provision
     (benefit)..........      $   944           $(3,280)           $2,581                $1,981
                              =======           =======            ======                ======

   The following is a reconciliation of the statutory tax rate to the Company's effective tax rate for the fiscal year ended December 31, 1999, the seven months ended December 31, 1998, the fiscal year ended May 31, 1998, and the period from July 1, 1996 to May 31, 1997, respectively:

                                                                                Period from July 1, 1996
                         Fiscal Year Ended Seven Months Ended Fiscal Year Ended  (Date of Formation) to
                         December 31, 1999 December 31, 1998    May 31, 1998          May 31, 1997
                         ----------------- ------------------ ----------------- ------------------------
Statutory rate..........      (34.00)%           (34.00)%           34.00%               34.00%
State income taxes (net
 of Federal benefit)....        0.01%             (4.30)%            4.40%                6.03%
Permanent Differences:
  Nondeductible goodwill
   and other
   nondeductible
   expenses.............        1.99%              2.28%             4.97%                9.69%
  Valuation Allowance...       39.00%
  Other.................       (0.87)%            (4.09)%           (5.90)%                  0%
                              ------             ------             -----                -----
    Effective rate......        6.13%            (40.11)%           37.47%               49.72%
                              ======             ======             =====                =====

                           EDUTREK INTERNATIONAL, INC

   The effects of temporary differences, which gave rise to the deferred tax asset at December 31, 1999 and 1998, respectively, are as follows (in thousands):

                                                December 31,      December 31,
                                                    1999              1998
                                               ----------------  --------------
                                                         Long             Long
                                               Current   Term    Current  Term
                                               -------  -------  ------- ------
   Deferred tax assets (liabilities) arising
    from:
     Net operating loss carryforward.........           $ 4,411          $2,112
     Unearned revenue........................  $   230            $217
     Deferred rent...........................               974             384
     Bad debts...............................      788
     Property, plant and equipment basis
      difference.............................              (552)
     Restructuring accrual...................    1,686
     Other...................................      398      (46)    91
                                               -------  -------   ----   ------
                                               $ 3,102  $ 4,787   $308   $2,496
   Valuation Allowance.......................  $(3,102) $(4,787)  $ --   $   --

                                               -------  -------   ----   ------
                                               $   --   $   --    $308   $2,496
                                               =======  =======   ====   ======

   In 1999, the Company utilized a net operating loss carryback of $4,622,239 and $4,091,322 for federal and state income tax purposes, respectively, which resulted in an income tax receivable of $1,717,000. The Company received $1,471,990 of the refund in January 2000. The Company's net operating loss carryforward as of December 31, 1999 of $11,470,016 expires in 2019. Management believes the recoverability of the Company's net domestic deferred tax asset is uncertain due to the recent domestic losses and therefore provided a valuation reserve allowance of 100% against this asset in 1999.

NOTE 11--U.S. AND FOREIGN OPERATIONS

   The Company operates solely in the education industry, and management makes decisions and assesses performance based on the geographic locations of its campuses. Therefore, the Company has elected to report segment information based on geographic areas.

   The Company's operations are located in the United States, the United Kingdom, and Dubai, United Arab Emirates. The Company's operations in Dubai represented management fees from a management agreement through August 1997 and consolidated operations since September 1, 1997 (see note 2).

                           EDUTREK INTERNATIONAL, INC

   Net revenues and income (loss) from operations by geographic area for the fiscal year ended December 31, 1999, the seven months ended December 31, 1998, the fiscal year ended May 31, 1998, and the period from July 1, 1996 to May 31, 1997, and identifiable assets by geographic area at December 31, 1999, December 31, 1998, May 31, 1998 and May 31, 1997 are as follows (in thousands):

                                                                                Period from July 1, 1996
                         Fiscal Year Ended Seven Months Ended Fiscal Year Ended  (Date of Formation) to
                         December 31, 1999 December 31, 1998    May 31, 1998          May 31, 1997
                         ----------------- ------------------ ----------------- ------------------------
Net revenues:
  United States.........     $ 40,566           $ 13,981           $22,453              $13,437
  United Kingdom........       14,251              6,990            14,595               10,153
  Dubai, UAE............        6,839              2,877             4,866                  --
                             --------           --------           -------              -------
    Total...............     $ 61,656           $ 23,848           $41,914              $23,590
                             ========           ========           =======              =======
Income (loss) from
 operations:
  United States.........     $ (2,185)          $      6           $ 8,089              $10,533
  United Kingdom........        3,878              1,826             5,873                4,385
  Dubai, UAE............        2,844                959             2,257                  479
  Home Office...........      (18,425)           (10,798)           (9,541)              (8,934)
                             --------           --------           -------              -------
    Total...............     $(13,888)          $ (8,007)          $ 6,678              $ 6,463
                             ========           ========           =======              =======
Identifiable assets:
  United States.........     $ 62,248           $ 60,001           $52,725              $46,141
  United Kingdom........        2,302              2,753             2,216                1,530
  Dubai, UAE............        2,358              1,780               828                  --
                             --------           --------           -------              -------
    Total...............     $ 66,908           $ 64,534           $55,769              $47,671
                             ========           ========           =======              =======

NOTE 12--STOCK OPTION PLAN

   On July 1, 1999, the Company offered an Employee Stock Purchase Plan ("ESPP") through which full-time employees have the opportunity to purchase Class A Common Stock at 85% of the fair market value at the start or end date of each six-month enrollment period (whichever is lower). The maximum number of shares that can be sold through the Employee Stock Purchase Plan is 500,000.

   The Company has a stock incentive plan (the "Plan") for key employees and directors under which it may grant incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, or performance awards of Class A Common Stock or cash. The maximum number of shares of Class A Common Stock which can be issued through awards granted under the Plan is 1,200,000.

   Incentive stock options granted under the Plan expire on the tenth anniversary of the date the option is granted or the fifth anniversary of the date the option is granted in the event that the individual grantee owns more than 10% of the total voting power of all classes of stock of the Company.

   In the year ended December 31, 1999, fixed stock options to purchase an aggregate of 403,700 shares of Class A Common Stock were granted to certain officers and employees of the Company, exercisable at a weighted average exercise price of $4.58 per share, which was above the weighted average fair market value of $4.49. Generally, these options vest over a five-year period beginning on the first anniversary of the date of grant.

                           EDUTREK INTERNATIONAL, INC

   On December 14, 1998, the Company repriced all stock options, with the exception of the March 1997 stock options, to an exercise price of $6.50 per share, which was above the fair market value of the stock on that date.

   In the seven months ended December 31, 1998, fixed stock options to purchase an aggregate of 69,000 shares of Class A Common Stock were granted to certain officers and employees of the Company, exercisable at a weighted average exercise price of $6.50 per share which was above the fair market value at the repricing date. Generally, these options vest over a five-year period beginning on the first anniversary of the date of grant.

   In the seven months ended December 31, 1998, the Company issued 18,000 fixed stock options at an exercise price of $6.50 per share, which was above the fair market value of the stock, to selected members of the Board of Directors.

   In the year ended May 31, 1998, fixed stock options to purchase an aggregate of 299,644 shares of Class A Common Stock were granted to certain officers and employees of the Company, exercisable at a weighted average exercise price of $6.50 per share which was above the fair market value at the repricing date. Generally, these options vest over a five-year period beginning on the first anniversary of the date of grant.

   The estimated weighted average fair value of options granted during the fiscal year ended December 31, 1999, the seven months ended December 31, 1998, and the year ended May 31, 1998 was $1.99, $5.32, and $7.82, respectively. The Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for the ESPP and the Plan. Accordingly, no compensation cost has been recognized for the ESPP or the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the method of SFAS No. 123 "Accounting for Stock Based Compensation", additional compensation expense of $615,000, $306,000, $425,000, and $13,200 would have been recorded for the fiscal year ended December 31, 1999, the seven months ended December 31, 1998, the year ended May 31, 1998, and the period from July 1, 1996 to May 31, 1997, respectively. Accordingly, the Company's net income (loss) and earnings (loss) per share for the fiscal year ended December 31, 1999, the seven months ended December 31, 1998, the year ended May 31, 1998, and the period from July 1, 1996 to May 31, 1997 would have been reduced to the pro forma amounts indicated below:

                            Year Ended     Seven Months Ended  Year Ended          Period from
                         December 31, 1999 December 31, 1998  May 31, 1998 July 1, 1996 to May 31, 1997
                         ----------------- ------------------ ------------ ----------------------------
Net income (loss):
  As reported...........   $(18,215,000)      $(5,516,000)     $1,903,000           $2,002,690
  Pro forma.............   $(18,830,000)      $(5,822,000)     $1,478,000           $1,989,490
Basic net income (loss)
 per
  Share:
  As reported...........   $      (1.68)      $     (0.52)     $     0.20           $     0.29
  Pro forma.............   $      (1.74)      $     (0.55)     $     0.16           $     0.28
Diluted net income
 (loss) per
  Share:
  As reported...........   $      (1.68)      $     (0.52)     $     0.19           $     0.26
  Pro forma.............   $      (1.74)      $     (0.55)     $     0.14           $     0.26

   The fair value of options granted under the Plan during the above periods was estimated on the date of grant or modification using the Black-Scholes option pricing model with the following weighted average

                           EDUTREK INTERNATIONAL, INC
assumptions used for the year ended December 31, 1999, the seven months ended December 31, 1998, the year ended May 31, 1998 and the period from July 1, 1996 to May 31, 1997:

                                Year Ended     Seven Months Ended  Year Ended          Period from
                             December 31, 1999 December 31, 1998  May 31, 1998 July 1, 1996 to May 31, 1997
                             ----------------- ------------------ ------------ ----------------------------
   Expected volatility.....        60.0%              48.6%           52.6%                 0.0%
   Risk-free interest
    rate...................        5.35%               4.9%            5.8%                 6.2%
   Dividend yield..........         0.0%               0.0%            0.0%                 0.0%
   Expected life...........         3.3               3.74            3.97                 3.91
   Annual forfeiture rate..        15.0%               3.0%            3.0%                 3.0%

   The following table set forth activity in the Company's Plan:

                          All Subsequent Options    Initial (March 31, 1997) Options
                         -------------------------- ---------------------------------------
                                   Weighted Average                     Weighted Average
                          Shares    Exercise Price     Shares            Exercise Price
                         --------  ---------------- ----------------  ---------------------
Outstanding, June 1,
 1996
  Granted...............                                     415,877      $        0.7714
                                                    ----------------
Outstanding, May 31,
 1997...................                                     415,877      $        0.7714
  Granted...............  299,644      $ 17.07
  Exercised.............                                     (16,360)     $        0.7714
  Canceled..............                                      (1,400)     $        0.7714
                         --------                   ----------------
Outstanding, May 31,
 1998...................  299,644      $ 17.07               398,117
  Granted...............   87,000      $ 12.46
  Exercised.............   (2,000)     $ 14.00               (22,204)     $        0.7714
  Canceled..............  (59,000)     $ 14.71               (16,380)     $        0.7714
                         --------                   ----------------
Outstanding, December
 31, 1998...............  325,644      $  6.50               359,533      $        0.7714
  Granted...............  403,700      $  4.58
  Exercised.............   (4,200)     $0.7714              (128,263)     $        0.7714
  Canceled.............. (341,215)     $  6.23               (73,310)     $        0.7714
                         --------                   ----------------
Outstanding, December
 31, 1999...............  383,929      $  4.53               157,960      $        0.7714
Exercisable, December
 31, 1999...............   34,023      $  6.03                47,430      $        0.7714

   The following table summarizes certain information about the stock options outstanding as of December 31, 1999:

                                                                Weighted Average
                                                                   Remaining
      Exercise Price         Options Outstanding             Contractual Life (yrs)
      --------------         -------------------             ----------------------
      $       0.7714               171,260                            7.2
      $  1.00--$3.50               119,500                            9.8
      $  4.00--$4.75                55,500                            9.5
      $  5.00--$6.06                15,450                            9.4
      $         6.50               173,179                            8.5
      $  7.00--$7.25                 7,000                            9.2
      --------------               -------                            ---
      $0.7714--$7.25               541,889                            8.5

                           EDUTREK INTERNATIONAL, INC

NOTE 13--RELATED PARTY TRANSACTIONS

   Three members of the family of the Company's Chairman and Chief Executive Officer terminated their employment with EduTrek International, Inc. during the three months ended June 30, 1999. Termination payments of approximately $247,000 were accrued in June 1999 with payments scheduled through May 2000. As of December 31, 1999, there was approximately $112,291 remaining to be paid.

   On August 27, 1999, the Company borrowed $1,000,000 from R. Steven Bostic, the Company's Chairman and Chief Executive Officer. This loan paid interest at the Eurodollar rate (as defined in the promissory note evidencing this indebtedness), plus 2.0%. The note was convertible, at any time at the option of Mr. Bostic, into shares of the Company's Class B common stock at a price equal to the lower of $2.875 per share or the closing price of the Company's Class A common stock on the date of notice of such conversion. On December 2, 1999, Mr. Bostic gave notice of his conversion of the Promissory Note to the Company's Class B common stock. Based on the closing price of the Company's Class A common stock on December 2, 1999, the Promissory Note was converted into 1,066,667 shares of the Company's Class B common stock.

NOTE 14--LEGAL PROCEEDINGS

   From time to time, the Company is named as a defendant in various lawsuits arising in the ordinary course of business. A number of such legal proceedings are currently pending. Based on the Company's assessment of known claims and discussions with outside legal counsel, the Company believes that there is no proceeding pending against the Company relating to such matters arising out of the ordinary course of business that, if resolved against the Company, would have a materially adverse effect upon the Company's consolidated financial position, results of operations and liquidity.

NOTE 15--LINE OF CREDIT

   The Company has a $10,000,000 revolving line of credit ("Line A") and a $4,350,000 revolving line of credit ("Line B") with a bank (collectively, as amended, the "Credit Agreement"). The Credit Agreement is secured by substantially all of the Company's assets.

   Line A, as amended, matures on April 30, 2001, while amounts outstanding bear interest at the London Interbank Offered Rate ("LIBOR") plus 2.75%. At March 30, 2000, the Company had outstanding borrowings under Line A of $8,088,640. In addition, the Company had issued $1,911,000 in letters of credit against Line A. These letters of credit are required as security under building leases in Los Angeles, Washington, D.C., and Miami.

   Line B, as amended, matures on the earlier of September 30, 2000 or 30 days after demand for payment by the bank. Line B requires that the principal amount outstanding must be reduced to $3,500,000 by July 1, 2000. Line B amounts outstanding bear interest at prime rate plus 2.00%. At March 31, 2000 the Company had outstanding borrowings under Line B of $4,350,000.

   The Company and its lender have entered into five amendments in 1999 and a sixth amendment in February 2000 to modify maturity dates of amounts outstanding under the line of credit and to modify financial covenants.

   In consideration for certain amendments to the Credit Agreement, the Company agreed to pay a fixed Arrangement Fee of $750,000, of which $250,000 was charged to operations in 1999. This entire Arrangement Fee is payable on the later of (1) the Facility B termination date or (2) the Termination Date of the Credit Agreement. The Company also agreed to pay a Contingent Arrangement Fee to the Lender equal to: (a)

                           EDUTREK INTERNATIONAL, INC

$200,000 upon failure of the Company to deliver to the bank by April 15, 2000, a letter of intent for the sale of assets or stock of the Company that generates sufficient proceeds to pay all amounts due to bank and (b) $200,000 upon failure of the Company to deliver to the Lender by June 15, 2000, a definitive executed contract for the sale of assets or stock of the Company that generates sufficient proceeds to pay all amounts due to bank.

   The Credit Agreement requires interest only payments until maturity, except for the required principal reductions described above. While the Company believes it will be able to make the regular interest payments, based on management's current projected earnings and cash flow, its ability to make the required payments of principal on a timely basis is presently in doubt.

   On March 13, 2000, the Lender waived a financial covenant violation as of December 31, 1999. On March 30, 2000, the Lender waived a financial covenant violation as of January 31, 2000.

   On August 27, 1999, the Company borrowed $1.0 million from R. Steven Bostic, the Company's Chairman and Chief Executive Officer. The amount outstanding under the Promissory Note was convertible, at any time at the option of Mr. Bostic, into shares of the Company's Class B common stock at a price equal to the lower of $2.875 per share or the closing price of the Company's Class A common stock on the date of notice of conversion. On December 2, 1999, Mr. Bostic gave notice of his conversion of the Promissory Note to the Company's Class B common stock. Based on the closing price of the Company's Class A common stock on December 2, 1999, the Promissory Note was converted into 1,066,667 shares of the Company's Class B common stock.

   The extraordinary loss of $960,000, during the year ended May 31, 1998, net of taxes ($1,600,000 less the related income tax effect of $640,000) was from the retirement of the Company's term loan with NationsBank, N.A. and the retirement of its subordinate debt with Stratford Capital Partners, L.P. and GMM Investors SBIC, L.P. The funds used to retire the debt represented a portion of the proceeds from the sale of 2,990,000 shares of the Company's Class A Common Stock.

NOTE 16--REGULATORY COMPLIANCE

   All institutions participating in Title IV programs must satisfy specific standards of financial responsibility. Institutions are evaluated for compliance with those standards annually as each institution submits its audited financial statements to the Department of Education (no later than July 1, 2000 for the Company with respect to the year ended December 31, 1999). The standards consist of an equity ratio, a primary reserve ratio, and a net income ratio. An institution that is determined by the Department of Education not to meet the standards is nonetheless entitled to participate in Title IV programs if it can demonstrate to the Department of Education that it is financially responsible on an alternative basis. An institution may do so by demonstrating, with the support of a statement from a certified public accountant, proof of prior compliance with the numeric standards and other information specified in the regulations, and that its continued operation is not jeopardized by its financial condition. As a result, the Company may be required to post an irrevocable letter of credit in an amount equal to 10% to 50% of the Title IV funds received by AIU students during the year ended December 31, 1999. Additionally, an institution would agree to disburse those funds only on a reimbursement basis (as described below).

   As of December 31, 1999, the Company was not in compliance with the financial responsibility standards of the Department of Education. The Company anticipates that it may be required to post an irrevocable letter of credit on or about July 2000 in the amount of up to approximately $15.0 million, which represents approximately 50% of the Title IV funds received by students during the prior year. Approximately 50% of the Company's revenue is derived from Title IV funds. Failure to post a letter of credit, or reach some other acceptable agreement with the Department of Education would result in the termination of the Company as an

                           EDUTREK INTERNATIONAL, INC
institution eligible for Title IV financial aid and would severely impact future cash flows of the Company and possibly result in the Company being unable to continue its normal operations.

   If the Company were deemed not to meet financial responsibility standards, the Company could be required to receive Title IV funds from the Department of Education under the reimbursement payment method. Under this method, the Company would be required to first make disbursements to eligible students and parents through credits to the student's accounts before it requests or receives funds for those disbursements from the Department of Education. Any requirement that the Company operate under the disbursement method would result in an approximate 30-60 days delay in the receipt by the Company of tuition monies under Title IV. Failure to finance the resulting additional liquidity needs could create material working capital shortages for the Company, if the Company is required to receive payments from the Department of Education under the reimbursement method. This liquidity financing could be in addition to the posting of the Letter of Credit in the amount of $15.0 million, which represents approximately 50% of the Title IV funds received by students during the prior year.

   Certain states, in which the Company operates, have regulatory agencies which perform their own financial capability reviews. These reviews include fiscal tests, which the Company is not in compliance with, as of December 31, 1999. Management believes that, by successfully addressing the financial responsibility standards of the Department of Education, it will meet the financial requirements of all the states in which it operates, although there can be no assurance of such.

NOTE 17--COMPANY RESTRUCTURING ACTIVITIES

   In December 1999, the Company's Executive Officers and Board of Directors implemented procedures to restructure the Company in three different areas in order to reduce overall expenditures and restore positive cash flow of the Company. The three areas of restructure were: 1) reduction of Corporate overhead through elimination and consolidation of positions and space reductions, 2) the teach-out of current classes in the Washington D.C. campus and closure of the operation, and 3) termination of the lease for the current Northern Virginia campus site (operations never commenced in Northern Virginia), with plans for a new Northern Virginia site yet to be finalized. As a result, the Company established restructuring accruals at December 31, 1999 totaling $4.8 million. The accrual for severance and employment contracts included 16 employees. Revenue and income from operations of the Washington D.C. campus were $2,527,452 and ($2,075,102), respectively, for the year ended December 31, 1999, and $216,284 and ($704,000), respectively, for the seven months ended December 31, 1998 (the campus began operations in October 1998). The components of the restructure accrual consist of the following:

      --Lease termination and other related costs.................. $4,137,135
      --Severance and employment contracts, and other related
       costs....................................................... $  666,340

NOTE 18--GOING CONCERN

   The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has reported net losses of $18.2 million for the year ended December 31, 1999 and $5.5 million for the seven-month transition period ended December 31, 1998. The Company is highly leveraged and recent developments have had a material adverse effect on the Company's short-term liquidity and ability to service its debts. As of March 30 2000, the Company had $8.1 million of debt outstanding under Line A of the Credit Agreement, which matures at the earlier of April 30, 2001, or 30 days after the demand of the lender. Additionally, there is $1.9 million of letters of credit issued on behalf of the Company. The Company has an additional $4.3 million outstanding under Line B of the Credit Agreement

                           EDUTREK INTERNATIONAL, INC

($2.3 million as of December 31, 1999), which is required to be reduced to $3.5 million as of July 1, 2000, with remaining maturity on September 30, 2000.

   Based upon management's current projected earnings and cash flow of the Company, without some form of capital infusion, pursuant to business combinations, strategic investment in the Company, or a refinancing of the Company's debt, or a combination thereof, management cannot be certain it will have the financial resources to make the required debt payments under its line of Credit Agreement when due in years 2000 and 2001. As a result, the Company has retained The Robinson-Humphrey Company LLC to assist in determining short-term and long-term financial requirements and to evaluate potential refinancing and restructuring alternatives.

   If the Company does not make either the July 1, 2000, September 30, 2000, or the April 30, 2001 required debt payments, it may be unable to continue its normal operations, except to the extent permitted by its lender. Substantially all of the Company's assets are pledged as collateral under the line of credit.

   In addition, as discussed in Note 16, the Company has failed to meet the financial responsibility standards of the Department of Education as of December 31, 1999. As a result, management anticipates that the Company may be required to post a letter of credit of approximately $15.0 million with the Department of Education by July 2000. Therefore, the Company is evaluating certain approaches to restructuring or recapitalization to address this failure. These potential approaches include among other things, business combinations, a strategic investment in the Company, or a refinancing of the Company's debt, or a combination thereof. The objective is for the buyer, or buyers to inject sufficient capital to correct the financial responsibility deficiencies, and also to post any letters of credit required by the Department of Education. Failure to post a letter of credit would result in the termination of the Company as an institution eligible for student Title IV financial aid, which would severely and negatively affect cash flows of the Company and possibly result in the Company being unable to continue its normal operations.

   Certain states in which the Company operates have regulatory agencies which perform their own financial capability reviews. These reviews include fiscal responsibility tests, which the Company is not complying with, as of December 31, 1999. Management believes that, by successfully addressing the financial responsibility standards of the Department of Education, it will meet the financial requirements of all the states in which it operates, although there can be no assurance of such.

   These matters raise substantial doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                          EDUTREK INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS
                      (In thousands, except share amounts)

                                                     September 30, December 31,
                                                         2000          1999
                                                     ------------- ------------
                                                      (unaudited)
                       ASSETS
                       ------

Current assets
  Cash and cash equivalents.........................   $  4,256      $  3,061
  Accounts receivable--net of allowance of $1,503
   and $1,985, respectively.........................      4,089         2,444
  Income taxes receivable...........................        473         1,717
  Other.............................................        958         1,123
                                                       --------      --------
    Total current assets............................      9,776         8,345
  Property, plant, and equipment--net of accumulated
   depreciation.....................................     18,580        19,414
  Goodwill--net of accumulated amortization of
   $4,063 and $3,303, respectively..................     36,597        37,357
  Other.............................................      1,287         1,792
                                                       --------      --------
                                                       $ 66,240      $ 66,908
                                                       ========      ========
        LIABILITIES AND SHAREHOLDERS' EQUITY
        ------------------------------------

Current liabilities
  Accounts payable..................................   $  2,410      $  4,060
  Accrued expenses..................................      3,809         3,482
  Accrued related party transactions................        --            112
  Value-added tax payable...........................        268           445
  Unearned revenues.................................      8,855         9,412
  Restructure accrual--current......................      3,014         3,970
  Line of credit and short term borrowings..........     17,439        10,687
  Current maturities--capital leases and other......      2,030         2,197
                                                       --------      --------
    Total current liabilities.......................     37,825        34,365
  Capital leases and other--less current
   maturities.......................................      6,011         7,498
  Deferred rent.....................................      2,885         2,346
  Restructure accrual--long term....................        750           834
  Other liabilities.................................        196           250
                                                       --------      --------
    Total liabilities...............................     47,667        45,293
SHAREHOLDERS' EQUITY
  Common stock, Class A voting, one vote per share,
   without par value, 40,000,000 shares authorized,
   5,958,502 and 4,485,168 issued and outstanding,
   respectively.....................................     39,275        36,737
  Common stock, Class B voting, ten votes per share,
   without par value, 10,000,000 shares authorized,
   7,359,667 issued and outstanding.................      4,973         4,973
  Accumulated other comprehensive income (loss).....        (77)          (33)
  Accumulated deficit...............................    (25,598)      (20,062)
                                                       --------      --------
    Total shareholders' equity......................     18,573        21,615
                                                       --------      --------
                                                       $ 66,240      $ 66,908
                                                       ========      ========

                See notes to consolidated financial statements.

                          EDUTREK INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                         Three Months Ended
                                                            September 30,
                                                       -----------------------
                                                          2000        1999
                                                       ----------- -----------
                                                       (unaudited) (unaudited)
Net revenues..........................................   $12,675     $11,898
Costs and expenses:
 Cost of education and facilities.....................     9,605       9,430
 Selling and promotional expenses.....................     1,854       2,683
 General and administrative expenses..................     4,462       4,933
 Amortization of goodwill.............................       254         252
                                                         -------     -------
   Total costs and expenses...........................    16,175      17,298
                                                         -------     -------
Income (loss) from operations.........................    (3,500)     (5,400)
Interest expense......................................       632         468
Other income--net.....................................       --            4
                                                         -------     -------
Income (loss) before income taxes and minority
 interest.............................................    (4,132)     (5,864)
Income tax (provision) benefit........................       --        2,251
                                                         -------     -------
Income (loss) before minority interest................    (4,132)     (3,613)
Minority interest in earnings of American University
 in Dubai.............................................        31         (18)
                                                         -------     -------
Net income (loss).....................................   $(4,101)    $(3,631)
                                                         =======     =======
Earnings (Loss) Per Share:
 Basic net income (loss) per share....................   $ (0.34)    $ (0.34)
 Diluted net income (loss) per share..................   $ (0.34)    $ (0.34)
Average shares outstanding............................    11,915      10,777
Dilutive effect:
 Warrants.............................................       --          --
 Options..............................................       --          --
                                                         -------     -------
                                                             --          --
                                                         -------     -------
Average shares outstanding assuming dilution..........    11,915      10,777
                                                          Nine Months Ended
                                                            September 30,
                                                       -----------------------
                                                          2000        1999
                                                       ----------- -----------
                                                       (unaudited) (unaudited)
Net revenues..........................................   $50,764     $43,936
Costs and expenses:
 Cost of education and facilities.....................    30,857      26,223
 Selling and promotional expenses.....................     6,927       9,339
 General and administrative expenses..................    14,939      14,423
 Amortization of goodwill.............................       760         756
                                                         -------     -------
   Total costs and expenses...........................    53,483      50,741
                                                         -------     -------
Income (loss) from operations.........................    (2,719)     (6,805)
Interest expense......................................     1,671       1,085
Other income--net.....................................        28          88
                                                         -------     -------
Income (loss) before income taxes and minority
 interest.............................................    (4,362)     (7,802)
Income tax (provision) benefit........................       --        3,296
                                                         -------     -------
Income (loss) before minority interest................    (4,362)     (4,506)
Minority interest in earnings of American University
 in Dubai.............................................    (1,174)     (1,196)
                                                         -------     -------
Net income (loss).....................................   $(5,536)    $(5,702)
                                                         =======     =======
Earnings (Loss) Per Share:
 Basic net income (loss) per share....................   $ (0.46)    $ (0.53)
 Diluted net income (loss) per share..................   $ (0.46)    $ (0.53)
Average shares outstanding............................    11,909      10,727
Dilutive effect:
 Warrants.............................................       --          --
 Options..............................................       --          --
                                                         -------     -------
                                                             --          --
                                                         -------     -------
Average shares outstanding assuming dilution..........    11,909      10,727

                See notes to consolidated financial statements.

                          EDUTREK INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                           Nine Months Ended
                                                             September 30,
                                                        -----------------------
                                                           2000        1999
                                                        ----------- -----------
                                                        (unaudited) (unaudited)
OPERATING ACTIVITIES
Net income (loss).....................................    $(5,536)    $(5,702)
Adjustments to reconcile net loss to net cash provided
 by (used in) operating activities:
  Depreciation and amortization.......................      3,739       2,772
  Bad debt expense....................................        442         726
  Increase (decrease) in restructuring................     (1,040)        --
  (Increase) decrease in accounts receivable..........     (2,086)       (615)
  (Increase) decrease in income taxes receivable and
   deferred taxes.....................................      1,244      (3,154)
  Increase (decrease) in accounts payable and accrued
   liabilities........................................     (1,435)        728
  Increase (decrease) in unearned revenues............       (557)        279
  Increase (decrease) in value-added taxes payable....       (177)        (70)
  Other...............................................        656         461
                                                          -------     -------
    Net cash provided by (used in) operating
     activities.......................................     (4,750)     (4,575)
                                                          -------     -------
INVESTING ACTIVITIES
Additions to curriculum development costs.............       (200)       (879)
Purchases of property, plant, and equipment...........     (1,455)     (2,589)
                                                          -------     -------
    Net cash used in investing activities.............     (1,655)     (3,468)
                                                          -------     -------
FINANCING ACTIVITIES
Borrrowings--net......................................      7,051      10,425
Proceeds from issuance of common stock................      2,538         --
Principal payments under capital lease obligations....     (1,679)     (1,076)
Principal repayments on long-term debt................       (299)       (340)
Other.................................................         27          89
                                                          -------     -------
    Net cash provided by (used in) financing
     activities.......................................      7,638       9,098
                                                          -------     -------
Effect of exchange rate changes on cash...............        (38)        (27)
                                                          -------     -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..    $ 1,195     $ 1,028
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD........      3,061       2,779
CASH AND CASH EQUIVALENTS, END OF PERIOD..............    $ 4,256     $ 3,807
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
  Interest............................................    $ 1,527     $ 1,018
  Income taxes........................................    $   230     $   --
Non-cash investing activities:
  Acquisition of property through capital leases......    $    11     $ 3,108

                See notes to consolidated financial statements.

                          EDUTREK INTERNATIONAL, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (In thousands)

                                                                      Accumulated
                                                                         Other
                                                       Stockholders' Comprehensive Accumulated
Predecessor               Common Stock Paid-In Capital     Notes        Income       Deficit    Total
-----------               ------------ --------------- ------------- ------------- ----------- --------
Balance--May 31, 1996...      $ 1           $477          $(4,559)       $102        $(3,309)  $ (7,288)
Distribution to
 shareholders...........                                                              (1,890)    (1,890)
Capital contributed by
 stockholder............                                                               1,239      1,239
Comprehensive loss:
 Net loss...............                                                              (1,305)    (1,305)
 Foreign currency
  translation...........                                                  (18)                      (18)
                                                                                               --------
 Total comprehensive
  loss..................                                                                         (1,323)
Notes receivable and
 advances from
 shareholders...........                                   (1,016)                               (1,016)
                              ---           ----          -------        ----        -------   --------
Balance--October 8,
 1996...................      $ 1           $477          $(5,575)       $ 84        $(5,265)  $(10,278)
                              ===           ====          =======        ====        =======   ========

                          Common Stock--
                             Number of                                Accumulated    Retained
                              Shares        Common Stock     Common      Other       Earnings
                          --------------- ----------------   Stock   Comprehensive (Accumulated
Company                   Class A Class B Class A  Class B  Warrants Income (loss)   Deficit)    Total
-------                   ------- ------- -------- -------  -------- ------------- ------------ -------
Issuance of common
 stock--July 1, 1996....           2,240           $1,000                                       $ 1,000
Issuance of common stock
 in connection with the
 acquisition of EduTrek
 Systems, Inc...........     105   1,995                                             $   (237)     (237)
Sale of common stock in
 connection with
 acquisition of
 Predecessor............           2,100            3,000                                         3,000
Issuance of common stock
 in exchange for certain
 fees...................     350          $    500                                                  500
Issuance of warrants in
 connection with
 acquisition of
 Predecessor............                                      $677                                  677
Issuance of common stock
 in exchange for stock
 of Predecessor.........     210               787                                                  787
 Comprehensive income:
 Foreign currency
  translation...........                                                 $147                       147
 Net income.............                                                                2,003     2,003
                                                                                                -------
 Total comprehensive
  income................                                                                          2,150
                           -----   -----  -------- ------     ----       ----        --------   -------
Balance--May 31, 1997...     665   6,335     1,287  4,000      677        147           1,766     7,877
Issuance of common stock
 net of initial public
 offering costs--
 September 29, 1997.....   2,733            34,560                                               34,560
Conversion of warrants
 to common stock........     879               677            (677)                                 --
Conversion of Class B
 Common Stock to Class A
 Common Stock...........      42     (42)       27    (27)                                          --
Issuance of common stock
 under stock option
 plan...................      16                13                                                   13
Comprehensive income:
 Foreign currency
  translation...........                                                  (59)                      (59)
 Net income.............                                                                1,903     1,903
                                                                                                -------
 Total comprehensive
  income................                                                                          1,844
                           -----   -----  -------- ------     ----       ----        --------   -------
Balance--May 31, 1998...   4,335   6,293    36,564  3,973      --          88           3,669    44,294
Issuance of common stock
 under stock option
 plan...................      28                47                                                   47
Comprehensive loss:
 Foreign currency
  translation...........                                                  (64)                      (64)
 Net loss...............                                                               (5,516)   (5,516)
                                                                                                -------
 Total comprehensive
  loss..................                                                                         (5,580)
                           -----   -----  -------- ------     ----       ----        --------   -------
Balance--December 31,
 1998...................   4,363   6,293    36,611  3,973      --          24          (1,847)   38,761
Issuance of common stock
 under stock option
 plan...................      81                93                                                   93
Issuance of common stock
 under the Employee
 Stock Purchase Plan....      41                33                                                   33
Issuance of Class B
 common stock in
 exchange for Steve
 Bostic convertible
 debt...................           1,067            1,000                                         1,000
Comprehensive loss:.....                                                                            --
 Foreign currency
  translation...........                                                  (57)                      (57)
 Net loss...............                                                              (18,215)  (18,215)
                                                                                                -------
 Total comprehensive
  loss..................                                                                        (18,272)
                           -----   -----  -------- ------     ----       ----        --------   -------
Balance -- December 31,
 1999...................   4,485   7,360    36,737  4,973      --         (33)        (20,062)   21,615
Issuance of common stock
 under stock option
 plan...................       1                 1                                                    1
Issuance of common stock
 under the Employee
 Stock Purchase Plan....                                                                            --
Comprehensive loss:.....                                                                            --
 Foreign currency
  translation...........                                                   (4)                       (4)
 Net income.............                                                                  517       517
                                                                                                -------
 Total comprehensive
  income................                                                                            513
                           -----   -----  -------- ------     ----       ----        --------   -------
Balance -- March 31,
 2000...................   4,486   7,360    36,738  4,973      --         (37)        (19,545)   22,129
Issuance of common stock
 under stock option
 plan...................      65                 2                                                    2
Issuance of common stock
 under the Employee
 Stock Purchase Plan....                                       --                                   --
Comprehensive loss:.....                                                                            --
 Foreign currency
  translation...........                                                   (5)                       (5)
 Net loss...............                                                               (1,952)   (1,952)
                                                                                                -------
 Total comprehensive
  loss..................                                                                         (1,957)
                           -----   -----  -------- ------     ----       ----        --------   -------
Balance -- June 30,
 2000...................   4,551   7,360    36,740  4,973      --         (42)        (21,497)   20,174
Issuance of common stock
 under stock option
 plan...................       2                 2                                                    2
Issuance of common stock
 under the Employee
 Stock Purchase Plan....      27                33                                                   33
Issuance of new common
 stock shares...........   1,379             2,500                                                2,500
Comprehensive loss:.....                                                                            --
 Foreign currency
  translation...........                                                  (35)                      (35)
 Net loss...............                                                               (4,101)   (4,101)
                                                                                                -------
 Total comprehensive
  loss..................                                                                         (4,136)
                           -----   -----  -------- ------     ----       ----        --------   -------
Balance -- September 30,
 2000...................   5,959   7,360  $ 39,275 $4,973     $--        $(77)       $(25,598)  $18,573
                           =====   =====  ======== ======     ====       ====        ========   =======

                 See notes to consolidated financial statement

                          EDUTREK INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (unaudited)

Note 1--Basis of Presentation

   The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and disclosures required by generally accepted accounting principles for complete financial statements. These unaudited financial statements include all adjustments, consisting of only normal, recurring accruals, which EduTrek International, Inc. (the "Company") considers necessary for a fair presentation of the financial position and the results of operations for these periods.

   The results of operations for the three and nine months ended September 30, 2000 are not necessarily indicative of the results to be expected for the full year ending December 31, 2000. For further information, refer to the Company's consolidated financial statements and notes thereto for the quarters ended March 31, 2000, June 30, 2000 included in the Quarterly Reports on Form 10-Q, and the fiscal year ended December 31, 1999 included in the Annual Report on Form 10-K all items as filed with the Securities and Exchange Commission.

   New Accounting Pronouncements--In December, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB No. 101"). SAB No. 101, as amended by SAB No. 101B, is effective for the fourth quarter of fiscal years beginning after December 15, 1999. This statement provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the Commission. The Company will adopt SAB No. 101 for the fourth quarter ended December 31, 2000. The adoption of SAB No. 101 is not expected to have a significant impact on its financial position or results of operations.

Note 2--U.S. and Foreign Operations

   SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes standards for the way that public business enterprises report information about operating segments and related information in financial statements. SFAS No. 131 uses the management approach for determining what operating segment information to report. The management approach is based on the way that management organizes the operating segments within the Company for making decisions and assessing performance. The Company operates solely in the education industry, and management makes decisions and assesses performance based on the geographic locations of its campuses. Therefore, the Company has elected to report segment information based on geographic areas.

                          EDUTREK INTERNATIONAL, INC.

   The Company's operations are located in the United States, the United Kingdom, and Dubai, United Arab Emirates. Net revenues and income (loss) from operations by geographic area for the three and nine months ended September 30, 2000 and 1999 and identifiable assets by geographic area at September 30, 2000 and December 31, 1999 are as follows (in thousands):

                                                                Nine Months
                                       Three Months Ended     Ended September
                                         September 30,              30,
                                   -------------------------- ----------------
                                       2000          1999      2000     1999
                                   ------------- ------------ -------  -------
Net revenues:
  United States...................    $10,021      $ 9,221    $35,450  $28,939
  United Kingdom..................      1,890        1,917     10,273   10,327
  Dubai, UAE......................        764          760      5,041    4,670
                                      -------      -------    -------  -------
    Total.........................    $12,675      $11,898    $50,764  $43,936
                                      =======      =======    =======  =======
Income (loss) from operations:
  United States...................    $  (889)     $(2,240)   $   648  $(2,041)
  United Kingdom..................        (84)        (375)     3,053    2,928
  Dubai, UAE......................          5           31      1,794    1,847
  Home Office.....................     (2,532)      (2,816)    (8,214)  (9,539)
                                      -------      -------    -------  -------
    Total.........................    $(3,500)     $(5,400)   $(2,719) $(6,805)
                                      =======      =======    =======  =======

                                   September 30, December 31,
                                       2000          1999
                                   ------------- ------------
Identifiable assets:
  United States...................    $60,493      $62,248
  United Kingdom..................      2,176        2,302
  Dubai, UAE......................      3,571        2,358
                                      -------      -------
    Total.........................    $66,240      $66,908
                                      =======      =======

Note 3--Line of Credit and Short Term Borrowings

   The Company finances its operating activities and capital requirements, including debt repayment, principally from cash provided by operating activities and borrowings under bank facilities. In addition, on May 30, 2000, the Company received a cash infusion in the form of a short-term loan from a third party.

 Bank Facilities--Line of Credit:

   The Company has a $10 million revolving line of credit ("Line A") and a $4.35 million revolving line of credit ("Line B") with a bank (collectively, as amended, the "Credit Agreement"). The Credit Agreement is secured by substantially all of the Company's assets.

   Line A, as amended, matures on the earlier of April 30, 2001, or 30 days after demand for payment by the bank. Amounts outstanding under Line A bear interest at the London Interbank Offered Rate ("LIBOR") plus 2.75%. At November 3, 2000, the Company had outstanding borrowings under Line A of $8,088,640. In addition, the Company had issued $2,006,194 in letters of credit against Line
A. These letters of credit are required as security under building leases in Los Angeles, Washington, D.C., and Miami.

                          EDUTREK INTERNATIONAL, INC.

   Line B, as amended, matures on November 30, 2000. Line B amounts outstanding bear interest at the Prime rate plus 2.00%. At November 6, 2000, the Company had outstanding borrowings under Line B of $4,350,000.

   On May 30, 2000, the Company executed an amendment to the Credit Agreement, pursuant to which all previous arrangement fees under the Credit Agreement were consolidated into one fixed arrangement fee of $1,150,000. This fee is payable on the later of 1) that date which is (30) days after the lender makes demand for payment, 2) the date of the retirement of amounts outstanding under the Credit Agreement, or 3) April 30, 2001. The first $250,000 of this fixed arrangement fee was charged to operations in 1999. From January 1, 2000 through September 30, 2000, $474,215 was charged to operations. The remaining $425,785 is being charged to operations at the rate of $60,827 per month through April 30, 2001.

   On September 11, 2000, the Company executed an additional amendment to the Credit Agreement, which among other things, provided for the waiver of noncompliance with certain debt covenants through November 30, 2000. In consideration of the lender entering into this amendment, the Company agreed to cause a $2.5 million cash equity infusion to be made to the Company on or before September 15, 2000 and to pay an additional fixed arrangement fee of $250,000. Such additional fee is payable on the Line B termination date unless the Company either a) pays the Line B obligations (including all previously agreed upon arrangement fees) in full on or before November 30, 2000, or b) the obligations are refinanced in full on or before November 30, 2000 at the sole discretion of the lender.

   The Credit Agreement requires interest only payments until maturity. The Company has made all required interest payments through November 6, 2000. On October 24, 2000, the Company signed an Agreement and Plan of Merger (the "Merger Agreement"), which provides for the acquisition of the Company by Career Education Corporation ("CEC"). See Item 2. "Management's Discussion and Analysis of Financial Condition and Results of Operation--Recent Developments." The Company anticipates that the merger will be consummated in January 2001, although there can be no assurance of such.

 Short Term Borrowings:

   On May 30, 2000, the Company entered into a letter of intent with a different party providing for the sale of certain assets of the Company's Global Studies Business for $27 million. In addition, with the execution of the letter of intent, the Company borrowed $5,000,000 from this third party to assist in funding its short-term working capital requirements. On August 7, 2000, most of the operative provisions of the letter of intent expired without the parties reaching a definitive agreement for the contemplated sale of assets, primarily due to the parties' anticipated inability to obtain required regulatory approvals in a timely manner. Certain provisions of the letter of intent, however, continue in effect. In particular, (1) if certain assets of the Company's Global Studies Business are sold to a third party on or before December 31, 2000, then the Company will pay the third party one-half of the amount, if any, by which the purchase price exceeds $27,000,000, and (2) if the Company's Global Studies Business is included in any sale of the Company or its affiliates, in a transaction that incorporates more than just the Global Studies Business, then the Company will pay the third party $500,000. Management expects consummation of the merger in January 2001, and therefore no accrual for the $500,000 has been made to the consolidated financial statements of the Company for the nine months ended September 30, 2000.

   On May 30, 2000, the Company received a $5,000,000 short-term loan from a third party to finance the short-term working capital needs of the Company. The loan, which matures on November 30, 2000, stipulates that the proceeds cannot be used to repay or prepay amounts owed under the Credit Agreement. The loan bears interest at the Prime Rate, and interest is due quarterly. At November 6, 2000, the Company had outstanding

                          EDUTREK INTERNATIONAL, INC.

borrowings under this loan of $5,000,000. As of November 3, 2000, all interest payments are current. The loan is secured by substantially all of the Company's assets, on an equal basis with loans under the Credit Agreement. Without consummation of the merger and, if necessary, negotiating for debt retirement if the closing of the merger is after November 30, 2000, the ability of the Company to make the required payments of principal on this loan is in doubt. Pursuant to the merger agreement, CEC will provide financial assistance, or guarantees, for up to $5.0 million to the Company to satisfy obligations of the Company to the third party, with respect to the short-term loan, provided that such assistance or guarantees are accompanied by a first lien on the assets of the Company and its subsidiaries.

Note 4--Private Placement of Class A Common Shares

   On September 11, 2000, four individuals (including Steve Bostic, the Company's Chairman and Chief Executive Officer) purchased an aggregate of 1,379,311 Class A common shares at $1.81 per share (the closing price on the day of sale) providing proceeds to the Company of $2.5 million. The proceeds were used to fund short-term working capital needs. In addition to the Class A common shares purchased, each investor acquired the right to purchase, under certain circumstances, beginning April 1, 2001, an additional 0.3333 shares of Class A common stock for each share acquired on September 11, 2000. The warrant to purchase additional shares is only exercisable (at $1.81 per share) on a pro rata basis to the extent that the investor has shares outstanding at the time of exercise.

Note 5--Related Party Transactions

   Three members of the family of the Company's Chairman and Chief Executive Officer terminated their employment with EduTrek International, Inc. during the three months ended June 30, 1999. Termination payments of approximately $247,000 were accrued in June 1999 with payments scheduled through May 2000. As of September 30, 2000, all termination payments for related parties have been paid. One member of the family was rehired effective May 1, 2000; compensation payments began upon expiration of the previously discussed termination agreement.

   On September 11, 2000, R. Steven Bostic, the Company's Chairman and Chief Executive Officer, purchased 459,772 shares of Class A common stock for a total purchase price of $833,336.75. This investment was part of a private placement of 1,379,311 Class A common shares to a total of four investors, which generated total proceeds of $2.5 million. The purpose of the private placement was to provide short-term working capital. In addition, Mr. Bostic acquired a warrant to purchase, under certain circumstances, beginning April 1, 2001, an additional 153,257 shares of Class A common stock.

Note 6--Company Restructuring Activities

   In December 1999, the Company's executive officers and Board of Directors implemented procedures to restructure the Company in three different areas in order to reduce overall expenditures and restore positive cash flow of the Company. The three areas of restructure were: 1) reduction of corporate overhead through elimination and consolidation of positions and space reductions, 2) the teach-out of current classes in the Washington D.C. campus and closure of the operation, and 3) termination of the lease for the current Northern Virginia campus site (operations never commenced in Northern Virginia), with plans for a new Northern Virginia site yet to be finalized. As a result, the Company established restructuring accruals at December 31, 1999 totaling $4.8 million. The accrual for severance and employment contracts included 16 employees. Revenue and loss from operations of the Washington D.C. campus were $2,527,452 and ($2,075,102), respectively, for the year ended December 31, 1999, and $216,284 and ($704,000), respectively, for the seven months ended December 31, 1998 (the campus began operations in October 1998). The following table shows the components of the restructure accrual, and restructuring activities through September 30, 2000:

                          EDUTREK INTERNATIONAL, INC.

                              Restructure Schedule

                                                      Payments
                                          Original     Through     Balance at
                                          Accrual   September 30, September 30,
Accural Category                           Amount       2000          2000
----------------                         ---------- ------------- -------------
Lease Termination and other related
 costs.................................  $4,137,135   $680,385     $3,456,750
Severance and employment contracts, and
 other related costs...................  $  666,340   $358,583     $  307,757

Note 7--Going Concern

   The consolidated financial statements for the fiscal year ended December 31, 1999 were prepared assuming the Company would continue as a going concern. The Company had reported net losses of $18.2 million for the year ended December 31, 1999 and $5.5 million for the seven-month transition period ended December 31, 1998 (following a change in fiscal year end). The Company is highly leveraged and recent developments have had a material adverse effect on the Company's short-term liquidity and ability to service its debts. As of September 30, 2000, the Company had $8.1 million of debt outstanding under Line A of the Credit Agreement, which matures at the earlier of April 30, 2001, or 30 days after the demand of the lender. Additionally, there are $2.0 million of letters of credit issued on behalf of the Company. The Company has an additional $4.35 million outstanding under Line B of the Credit Agreement, which has a maturity date of November 30, 2000.

   On May 30, 2000, the Company received a $5,000,000 short-term loan from a third party to finance the short- term working capital needs of the Company and for general corporate purposes. The loan, which matures on November 30, 2000, stipulates that the proceeds cannot be used to repay or prepay amounts owed under the Credit Agreement.

   If the Company does not make the required debt payments on November 30, 2000, or April 30, 2001, it may be unable to continue its normal operations, except to the extent permitted by its lenders. Substantially all of the Company's assets are pledged as collateral under the Credit Agreement and the short-term loan.

   Based upon management's current projected earnings and cash flow of the Company, without some form of additional capital infusion, whether pursuant to the CEC merger, strategic investment in the Company, a refinancing of the Company's debt, or a combination thereof, management does not believe it will have the financial resources to make the required debt payments under the Credit Agreement or the third party short-term loan, when due. As a result, the Company retained The Robinson-Humphrey Company LLC ("Robinson-Humphrey") to assist in determining short-term and long-term financial requirements and to evaluate potential refinancing and restructuring alternatives. On October 24, 2000, the Company signed the Merger Agreement, which provides for the acquisition of the Company by CEC. Management believes that the consummation of this merger will restore the ability of the Company to finance its operating activities and capital requirements, including debt repayment.

   In addition, the Company did not meet the financial responsibility standards of the U.S. Department of Education as of December 31, 1999. As a result, the Company could be required to post a letter of credit of up to $15 million with the Department of Education, although no such requirement has been communicated by the Department of Education as of November 6, 2000. Management believes that the consummation of the CEC merger will provide the Company with the ability to correct the financial responsibility deficiencies for the surviving combined entity, although there can be no assurance of such. Failure to correct the financial responsibility deficiencies could result in the termination of the Company as an institution eligible for student Title IV financial aid, which would severely and negatively affect cash flows of the Company and possibly

                          EDUTREK INTERNATIONAL, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Concluded)

result in the Company being unable to continue its normal operations. Without consummation of the merger, the Company is currently incapable of posting any letters of credit that might be required by the Department of Education in the future.

   Certain states in which the Company operates have regulatory agencies which perform their own financial capability reviews based on annual fiscal year results. These reviews include fiscal responsibility tests, with which the Company did not comply as of December 31, 1999. Management believes that by successfully addressing the financial responsibility standards of the U.S. Department of Education, it will meet the financial requirements of all the states in which it operates, although there can be no assurance of such. With consummation of the merger, management believes that the surviving entity will meet the financial capability requirements of all the states in which the Company currently operates, although there can be no assurance of such.

   These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements for the three and nine months ended September 30, 2000, and the fiscal year ended December 31, 1999, did not include any adjustments that might result from the outcome of this uncertainty.

   Should the merger with CEC not be consummated, the Company would need to raise sufficient capital through debt or equity to meet its liquidity requirements. Such requirements include financing its current operating activities and capital requirements, including debt repayment, and meeting the financial responsibility standards of the U.S. Department of Education and the states in which the company operates. There can be no assurance that the Company would be successful in obtaining the necessary capital to carry on its business, should the merger not be consummated.

                                                                         Annex A
                                                                  EXECUTION COPY



                          AGREEMENT AND PLAN OF MERGER

                                     Among

                         CAREER EDUCATION CORPORATION,

                              EI ACQUISITION, INC.

                                      and

                          EDUTREK INTERNATIONAL, INC.

                                  Dated as of

                                October 24, 2000

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
 ARTICLE 1 DEFINITIONS....................................................   A-1

 ARTICLE 2 THE MERGER.....................................................   A-6
    2.1    The Merger.....................................................   A-6
    2.2    Effective Time; Filing of Certificate of Merger................   A-6
    2.3    Certificate of Incorporation...................................   A-6
    2.4    Bylaws.........................................................   A-6
    2.5    Directors and Officers.........................................   A-6
    2.6    Tax Consequences...............................................   A-6
    2.7    Additional Actions.............................................   A-6
    2.8    Time and Place of Closing......................................   A-7

 ARTICLE 3 CONVERSION OF SECURITIES; EXCHANGE OF SECURITIES...............   A-7
    3.1    Merger Consideration...........................................   A-7
    3.2    Surrender of Certificates......................................   A-7
    3.3    Stock Transfer Books...........................................  A-10
    3.4    Existing Options of the Company................................  A-10
    3.5    Dissenters' Rights.............................................  A-10

 ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE COMPANY..................  A-11
    4.1    Organization; Business.........................................  A-11
    4.2    Capitalization.................................................  A-11
    4.3    Authorization; Enforceability..................................  A-12
    4.4    No Violation or Conflict.......................................  A-12
    4.5    SEC Reports....................................................  A-12
    4.6    Books and Records; Company Financial Statements................  A-13
    4.7    Absence of Certain Changes.....................................  A-13
    4.8    Title to Assets................................................  A-14
    4.9    UK Solvency....................................................  A-14
    4.10   Real Estate....................................................  A-14
    4.11   Intangible Assets..............................................  A-15
    4.12   Contract Matters...............................................  A-16
    4.13   Insurance......................................................  A-17
    4.14   Litigation.....................................................  A-17
    4.15   Taxes..........................................................  A-17
    4.16   Employee Benefits..............................................  A-18
    4.17   Environmental Protection.......................................  A-19
    4.18   Labor Matters..................................................  A-20
    4.19   Intentionally Omitted..........................................  A-20
    4.20   Existing Permits and Violations of Law.........................  A-20
    4.21   Regulatory Matters.............................................  A-21
    4.22   Financial Assistance Programs..................................  A-23
    4.23   Transactions with Affiliates...................................  A-23
    4.24   Vote Required..................................................  A-23
    4.25   Board Approval.................................................  A-23
    4.26   Intentionally Omitted..........................................  A-23
    4.27   Change of Control Payments.....................................  A-23
    4.28   Governmental Approvals.........................................  A-24
    4.29   Accreditation and State Licensure/Approval.....................  A-24
    4.30   Relationships with Related Persons.............................  A-24

                                                                          Page
                                                                          ----
    4.31   Registration Statement; Proxy Statement/Prospectus...........  A-24
    4.32   Tax Treatment................................................  A-24
    4.33   Opinion of Financial Advisor.................................  A-24
    4.34   Brokers' and Finders' Fees...................................  A-24
    4.35   No Pending Acquisitions......................................  A-25
    4.36   Takeover Laws................................................  A-25
    4.37   Affiliate Agreements.........................................  A-25
    4.38   UK Data Protection Act Registration..........................  A-25
           Compliance with United States Antiboycott Laws and
    4.39   Regulations..................................................  A-25
    4.40   Intentionally Omitted........................................  A-26
    4.41   Intentionally Omitted........................................  A-26
    4.42   Disclosure...................................................  A-26

 ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB......  A-26
    5.1    Organization; Business.......................................  A-26
    5.2    Capitalization...............................................  A-26
    5.3    Authorization; Enforceability................................  A-26
    5.4    No Violation or Conflict.....................................  A-27
    5.5    SEC Reports..................................................  A-27
    5.6    Books and Records; Parent Financial Statements...............  A-27
    5.7    Governmental Approvals.......................................  A-27
    5.8    Registration Statement; Proxy Statement/Prospectus...........  A-28
    5.9    Tax Treatment................................................  A-28
    5.10   Operations of Merger Sub.....................................  A-28
    5.11   Opinion of Financial Advisor.................................  A-28
    5.12   Brokers' and Finders' Fees...................................  A-28
    5.13   Vote Required................................................  A-28
    5.14   Board Approval...............................................  A-28
    5.15   Restrictions on Business Activities..........................  A-28
    5.16   Accreditation and State Licensure/Approval...................  A-28
    5.17   Existing Permits and Violations of Law.......................  A-28
    5.18   Regulatory Matters...........................................  A-29
    5.19   Disclosure...................................................  A-30

 ARTICLE 6 COVENANTS AND AGREEMENTS.....................................  A-30
    6.1    Conduct of Business by the Company...........................  A-30
    6.2    Conduct of Business by Parent................................  A-32
    6.3    Access.......................................................  A-32
    6.4    Meeting of Stockholders......................................  A-32
    6.5    Registration Statement; Proxy Statement/Prospectus...........  A-32
    6.6    Blue Sky Laws................................................  A-33
    6.7    Listing......................................................  A-33
    6.8    SEC Actions..................................................  A-33
    6.9    Accountants' "Comfort" Letters...............................  A-34
    6.10   Additional Reports...........................................  A-34
    6.11   Confidentiality Agreement....................................  A-34
    6.12   Regulatory and Other Approvals...............................  A-34
    6.13   No Solicitation..............................................  A-36
    6.14   Public Announcements.........................................  A-38
    6.15   Expenses.....................................................  A-38
    6.16   Certain Benefit Plans........................................  A-38
    6.17   Indemnification..............................................  A-38

                                                   Page
                                                   ----
    6.18   Takeover Law.........................   A-40
    6.19   Notification of Certain Matters......   A-40
    6.20   Tax-Free Reorganization Treatment....   A-40
           Exemption from Liability under
    6.21   Section 16(b)...........................A-40
    6.22   Real Estate Deliveries...............   A-40
    6.23   Reasonable Efforts...................   A-41
    6.24   Affiliate Agreements.................   A-41
    6.25   No Rights Triggered..................   A-41
    6.26   Intentionally Omitted................   A-41
    6.27   Shareholder Litigation...............   A-41
    6.28   Operational Matters..................   A-41
    6.29   Financial Assistance.................   A-41

 ARTICLE 7 CONDITIONS TO THE MERGER.............   A-42
           Conditions to Each Party's Obligation
    7.1    to Effect the Merger.................   A-42
           Conditions to the Company's
    7.2    Obligation to Effect the Merger......   A-43
           Conditions to Parent's and Merger
           Sub's Obligation to Effect the
    7.3    Merger...............................   A-43

 ARTICLE 8 TERMINATION, WAIVER AND AMENDMENT....   A-45
    8.1    Termination..........................   A-45
    8.2    Effect of Termination................   A-46
    8.3    Termination Fee......................   A-46

 ARTICLE 9 MISCELLANEOUS........................   A-47
           No Survival of Representations and
    9.1    Warranties...........................   A-47
    9.2    Entire Agreement.....................   A-47
    9.3    Amendment............................   A-47
    9.4    Extension; Waiver....................   A-47
    9.5    Governing Law........................   A-47
    9.6    Assignment; Binding Effect...........   A-47
    9.7    Notices..............................   A-47
    9.8    Counterparts.........................   A-48
    9.9    Interpretation.......................   A-48
    9.10   Specific Performance.................   A-48
    9.11   No Reliance..........................   A-48
    9.12   Exhibits and Disclosure Letters......   A-49
    9.13   No Third Party Beneficiary...........   A-49
    9.14   Severability.........................   A-49
    9.15   Other Remedies.......................   A-49
    9.16   Rules of Construction................   A-49

                          AGREEMENT AND PLAN OF MERGER

   This AGREEMENT AND PLAN OF MERGER, dated as of October 24, 2000 (the "Agreement"), is among Career Education Corporation, a Delaware corporation (the "Parent"), EI Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and EduTrek International, Inc., a Georgia corporation (the "Company").

                                  INTRODUCTION

   The Boards of Directors of Parent, Merger Sub and the Company have approved and deem it advisable and in the best interests of their respective stockholders to consummate the merger of Merger Sub with and into the Company upon the terms and subject to the conditions set forth herein.

   Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

   In consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

                                   ARTICLE 1

                                  DEFINITIONS

   When used in this Agreement, and in addition to the other terms defined herein, the following terms shall have the meanings specified:

     "Accrediting Body" shall mean any entity or organization, whether private or quasi-private, whether foreign or domestic, which engages in the granting or withholding of accreditation of private post secondary schools in accordance with standards and requirements relating to the performance, operations, financial condition and/or academic standards of such schools.

     "Acquisition Proposal" shall have the meaning set forth in Section
  6.13(a).

     "Affiliate" shall mean, in relation to any party hereto, any entity directly or indirectly controlling, controlled by or under common control with such party.

     "Affiliate Letter" shall have the meaning set forth in Section 4.37.

     "AIU" shall have the meaning set forth in Section 7.3(i).

     "Antitrust Laws" shall have the meaning set forth in Section 7.1(a).

     "Bankruptcy Exception" shall have the meaning set forth in Section 4.3.

     "Bulletin Board" shall mean the Over-The-Counter Bulletin Board (OTC
  BB).

     "Closing" shall have the meaning set forth in Section 2.8.

     "Closing Date" shall have the meaning set forth in Section 2.8.

     "COBRA" shall have the meaning set forth in Section 4.16(e).

     "Code" shall mean the Internal Revenue Code of 1986, as amended.

     "Company Benefit Plan" shall have the meaning set forth in Section
  4.16(c).

     "Company Class A Common Stock" shall mean shares of class A common stock, no par value per share, of the Company.

     "Company Class B Common Stock" shall mean shares of class B common stock, no par value per share, of the Company.

     "Company Common Stock" shall mean the Company Class A Common Stock and the Company Class B Common Stock.

     "Company Disclosure Letter" shall have the meaning set forth in Article
  4.

     "Company Financial Statements" shall mean the audited Consolidated Balance Sheets, Consolidated Statement of Income, Consolidated Statement of Cash Flows and Consolidated Statement of Stockholders' Equity of the Company, and the related notes thereto, for the period beginning July 1, 1996 and ending May 31, 1997, the fiscal year ended on May 31, 1998, the period beginning June 1, 1998 and ending December 31, 1998, the fiscal year ended on December 31, 1999, and the six-month period ended June 30, 2000, each of which is included in the Company SEC Documents.

     "Company SEC Documents" shall have the meaning set forth in Section 4.5.

     "Company Stock Certificates" shall have the meaning set forth in Section 3.2(a).

     "Confidentiality Agreement" shall have the meaning set forth in Section
  4.35.

     "Constituent Corporations" shall mean the Company and Merger Sub.

     "DGCL" shall mean the General Corporation Law of the State of Delaware.

     "Dissenting Shares" shall mean shares of Company Common Stock which (a) dissent from the Merger in accordance with the provisions of the Section 14-2-302 of GBCC and (b) are held by Stockholders who have properly exercised and perfected appraisal rights under Section 14-2-302 of GBCC.

     "DOE" shall mean the U.S. Department of Education.

     "Effective Time" shall have the meaning set forth in Section 2.2.

     "Environmental Laws" shall mean any federal, state, local or foreign statute, Law, rule, ordinance, code, policy, rule of common law and regulations relating to pollution or protection of human health (including those parts of OSHA relating to Hazardous Materials) or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata), including, without limitation, Laws and regulations relating to Environmental Releases or threatened Environmental Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as in effect from time to time.

     "Environmental Release" shall mean any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the atmosphere, soil, surface water or groundwater.

     "Equipment" shall mean all machinery, equipment, boilers, furniture, fixtures, motor vehicles, furnishings, parts, tools, office equipment, computers and other items of tangible personal property owned or used by the relevant Person.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

     "ERISA Affiliate" shall have the meaning set forth in Section 4.16(c).

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

     "Exchange/Paying Agent" shall have the meaning set forth in Section
  3.2(a).

     "Exchange/Payment Fund" shall have the meaning set forth in Section
  3.2(a).

     "Exchange Ratio" shall have the meaning set forth in Section 3.1(c).

     "Existing Insurance Policies" shall mean all of the insurance policies currently in effect and owned by the relevant Person.

     "Existing Options" shall mean any of the following relating to any capital stock or other equity interest of the relevant Person, and as described in Section 4.2(b) of the Company Disclosure Letter: (a) options or warrants (whether vested or not) to purchase or other rights (including registration rights), agreements, arrangements or commitments of any character to which such relevant Person is a party relating to the issued or unissued capital stock or other equity or phantom equity interests of such relevant Person to grant, issue or sell any shares of the capital stock or other equity or phantom equity interests of such relevant Person, by sale, lease, license or otherwise; (b) rights convertible or exchangeable into or rights to subscribe for or purchase any shares of the capital stock or other equity or phantom equity interests of such relevant Person; (c) contracts to which such relevant Person is a party with respect to any right to purchase, put or call for any shares of the capital stock or other equity or phantom equity interests of such relevant Person; or (d) stock appreciation rights, limited stock appreciation rights, performance shares or restricted stock of such relevant Person.

     "Existing Permits" shall mean those permits, licenses, accreditations, certificates, approvals, qualifications, authorizations, and registrations required by Law which the relevant Person has or holds.

     "Family" shall have the meaning set forth in Section 4.30.

     "GAAP" shall mean generally accepted accounting principles consistently applied.

     "GBCC" shall mean the Georgia Business Corporation Code.

     "Governmental Entity" shall mean any federal, state, local or foreign court, arbitral tribunal, administrative agency or commission or other governmental or regulatory authority or administrative agency or commission or other governmental or regulatory authority or administrative agency.

     "Hazardous Materials" shall mean: (a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, and transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls above regulated levels and radon gas; and (b) any chemicals, materials or substances which are now defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," or words of similar import, under any Environmental Law; and (c) any other chemical, material, substance or waste, exposure to which as of the date hereof is prohibited, limited or regulated by any governmental authority.

     "HIPAA" shall have the meaning set forth in Section 4.16(e).

     "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

     "Incentive Plan" shall have the meaning set forth in Section 4.2(a).

     "Indemnified Liabilities" shall have the meaning set forth in Section 6.17(b).

     "Indemnified Party(ies)" shall have the meaning set forth in Section
  6.17(b).

     "Intangible Assets" shall mean (a) any invention (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all United States and foreign patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof;
  (b) all trade names, trade dress, logos, corporate names, trademarks, and service marks and all registration applications, registrations and renewals in connection therewith, and all goodwill associated therewith; (c) all copyrightable works and copyrights and all registration applications, registrations, and renewals in connection therewith and all derivations and combinations thereof; (d) proprietary software (including data and related documentation); (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (f) all curricula, course materials, instructional video tapes, tape recordings and visual aids; and
  (g) all copies and tangible embodiments of the foregoing (in whatever form or medium).

     "Knowledge" shall mean the actual knowledge after reasonable inquiry of the officers listed in Exhibit 1-A with respect to the Company and the officers listed on Exhibit 1-B with respect to Parent.

     "Law" shall mean any foreign, federal, state or local governmental law, rule, regulation or requirement, including any rules, regulations and orders promulgated thereunder and any orders, decrees, consents or judgments of any governmental regulatory agencies and courts having the force of law, other than any Environmental Laws.

     "Leases" shall have the meaning set forth in Section 4.10.

     "Letter of Transmittal" shall have the meaning set forth in Section
  3.2(b).

     "Lien" shall mean, with respect to any asset (real, personal or mixed):
  (a) any mortgage, pledge, lien, easement, lease, title defect or imperfection or any other form of security interest, whether imposed by Law or by contract; and (b) the interest of a vendor or lessor under any conditional sale agreement, financing lease or other title retention agreement relating to such asset.

     "Material Adverse Effect" means any effect, change, event, circumstance or condition which when considered with all other effects, changes, events, circumstances or conditions has materially and adversely affected or could reasonably be expected to materially and adversely affect the results of operations, financial condition, assets, liabilities or business of Parent or the Company, in each case including its respective Subsidiaries together with it taken as a whole, as the case may be.

     "Material Contract" shall have the meaning set forth in Section 4.12(a).

     "Merger" shall have the meaning set forth in Section 2.1.

     "Merger Consideration" shall have the meaning set forth in Section
  3.2(c).

     "Notice of Superior Proposal" shall have the meaning set forth in
  Section 6.13(b).

     "Parent Common Stock" shall mean shares of common stock, par value $0.01 per share, of Parent.

     "Parent Disclosure Letter" shall have the meaning set forth in Article
  5.

     "Parent Financial Statements" shall mean the audited Consolidated Balance Sheets, Consolidated Statement of Income, Consolidated Cash Flows and Consolidated Statement of Stockholders' Equity of Parent, and the related notes thereto, for each of the fiscal years ended on December 31, 1997, 1998 and 1999, and the six-month period ended June 30, 2000, each of which is included in the Parent SEC Documents.

     "Parent-Provided Plan" shall have the meaning set forth in Section
  6.16(a).

     "Parent SEC Documents" shall have the meaning set forth in Section 5.5.

     "Parent Stock Certificates" shall have the meaning set forth in Section 3.2(a).

     "Party" shall mean each of Parent, Merger Sub and the Company.

     "Permitted Liens" shall have the meaning set forth in Section 4.7(m).

     "Person" shall mean a natural person, corporation, limited liability company, association, joint stock company, trust, partnership or any other legal entity.

     "Policy Guidelines" shall have the meaning set forth in Section
  4.21(f)(1).

     "Proxy Statement/Prospectus" shall have the meaning set forth in Section 6.5(a).

     "Registration Statement" shall have the meaning set forth in Section
  4.31.

     "Related Persons" shall have the meaning set forth in Section 4.30.

     "Rental Real Estate" shall have the meaning set forth in Section 4.10.

     "Returns" shall have the meaning set forth in Section 4.15.

     "School" shall mean any school regulated as such by the DOE, other Governmental Entity or Accrediting Body and owned or operated by the Company or any of its Subsidiaries.

     "SEC" shall mean the Securities and Exchange Commission.

     "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

     "Special Meeting" shall have the meaning set forth in Section 6.4(a).

     "Stock Market" shall mean the Nasdaq National Market.

     "Stockholders" shall mean all Persons owning any shares of Company Common Stock.

     "Student Financial Assistance Programs" shall mean those programs created by the Higher Education Act of 1965, as amended, and administered by the U.S. Department of Education, as well as any state student assistance programs or other government-sponsored student assistance programs.

     "Subsidiary" shall mean any entity, at least 10% of the outstanding equity of which (or any class or classes, however designated, having ordinary voting power for the election of members of the board of directors of such entity) shall at the time be owned by the relevant Person directly or through one or more corporations which are themselves Subsidiaries.

     "Superior Proposal" shall have the meaning set forth in Section 6.13(b).

     "Surviving Corporation" shall have the meaning set forth in Section 2.1.

     "Takeover Laws" shall have the meaning set forth in Section 4.36.

     "Tax" or "Taxes" shall mean any and all federal, state, local and foreign, taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and including any liability for taxes of a predecessor entity.

     "Tax Agreement" shall mean any agreement to which any Party or any Subsidiary of any Party is a party under which such Party or such Subsidiary could reasonably be expected to be liable to another Person under such agreement in respect of Taxes payable by such other Person to any taxing authority or other Person.

     "Third Party" shall have the meaning set forth in Section 6.13(b).

     "Title IV" shall mean Subchapter IV of the Higher Education Act of 1965, as amended, 20 U.S.C.A. (S)1070 et seq. and any amendments or successor statutes thereto.

     "Title IV Program" shall mean any program of student financial assistance administered pursuant to Title IV.

     "TPPA" shall have the meaning set forth in Section 6.12(b)(1). "UK Company" shall have the meaning set forth in Section 4.2(e).

                                   ARTICLE 2

                                   THE MERGER

   2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with DGCL and GBCC, at the Effective Time, Merger Sub shall be merged with and into the Company (the "Merger"), the separate corporate existence of Merger Sub shall cease and the Company shall
(a) be the surviving corporation in the Merger (in such capacity, the "Surviving Corporation"), (b) succeed to and assume all the rights and obligations of Merger Sub in accordance with DGCL and GBCC, and (c) continue its corporate existence under the laws of the State of Georgia. The Merger shall be pursuant to the provisions of, and shall be with the effect provided in DGCL and GBCC. In accordance with DGCL and GBCC, all of the rights, privileges, property, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

   2.2 Effective Time; Filing of Certificate of Merger. Subject to the terms of this Agreement, the Parties shall cause the Merger to be consummated by filing a properly executed Certificate of Merger or other appropriate documents with the Secretary of State of the State of Delaware in accordance with the provisions of DGCL and with the Secretary of State of the State of Georgia in accordance with the provisions of GBCC. The Merger shall become effective at the time of such filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the Secretary of State of the State of Georgia or at such later date or time as Merger Sub and the Company shall agree and specify in the Certificate of Merger (the "Effective Time").

   2.3 Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with its terms and GBCC.

   2.4 Bylaws. At the Effective Time, the Bylaws of the Surviving Corporation shall be the Bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with their terms and GBCC.

   2.5 Directors and Officers. At the Effective Time, the directors and the officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation. Each director and officer of the Surviving Corporation shall hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until his or her death, resignation or removal or a successor is duly elected or appointed and qualified.

   2.6 Tax Consequences. It is intended that the Merger shall qualify as a reorganization under Section 368(a) of the Code, and that this Agreement shall constitute a "plan of reorganization" for purposes of Section 354 of the Code.

   2.7 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that consistent with the terms of this Agreement any further assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, title to and possession of any property or right of either Constituent Corporation acquired or to be acquired by reason of, or as a result of, the Merger, or (b) otherwise to carry out the purposes of this Agreement, then, subject to the terms and conditions of this Agreement, each such Constituent Corporation and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such property or rights in the Surviving Corporation and otherwise to carry out the purposes of this Agreement; and the officers and directors of the Surviving Corporation are fully authorized in the name of either Constituent Corporation to take any and all such action.

   2.8 Time and Place of Closing. The closing of the Merger (the "Closing") shall take place (a) at the offices of Katten Muchin Zavis, 525 West Monroe Street, Chicago, Illinois on a date and at a time to be specified by the parties, which shall be no later than the last business day of the month following satisfaction or waiver of all of the conditions set forth in Article 7, or (b) at such other place, at such other time or on such other date as the parties may mutually agree (the date of the Closing is hereinafter sometimes referred to as the "Closing Date").

                                   ARTICLE 3

                CONVERSION OF SECURITIES; EXCHANGE OF SECURITIES

   3.1 Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

     (a) Each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock, no par value per share, of the Surviving Corporation, and the Surviving Corporation shall be a wholly-owned subsidiary of Parent. Each stock certificate of Merger Sub evidencing ownership of any such shares of common stock of Merger Sub shall, following the Merger, evidence ownership of the same number of shares of common stock of the Surviving Corporation.

     (b) Each share of Company Common Stock owned by the Company, Parent, Merger Sub, or any Subsidiary of Parent or of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

     (c) Subject to the other provisions of this Section 3.1, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (excluding any shares of Company Common Stock canceled pursuant to Section 3.1(b) and any Dissenting Shares), shall by virtue of the Merger and without any action on the part of the holder thereof become and be converted into the right to receive (1) 0.0901 shares of Parent Common Stock (the "Exchange Ratio") and (2) $0.1877 in cash without interest. No fractional shares of Parent Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 3.2(e). The cash consideration is being paid to compensate the Company's shareholders for the additional capital contributed on September 8, 2000 by
  R. Steven Bostic, Jerald M. Barnett, Jr., Mark B. Dreyfus and Arthur
  Keiser.

     (d) At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, Stockholders, other than to receive any dividend or other distribution with respect to such Company Common Stock with a record date occurring prior to the Effective Time and the consideration provided under this Article 3. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of shares of Company Common Stock.

     (e) If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares, by reason of any reclassification, stock dividend, stock split or combination of shares (or if during such period a record date with respect to any of the foregoing should occur), the Exchange Ratio shall be correspondingly adjusted to reflect such reclassification, stock dividend, stock split or combination of shares.

   3.2 Surrender of Certificates.

     (a) At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with Harris Trust & Savings Bank, or such other bank or trust company designated by the Company and who is reasonably satisfactory to Parent (the "Exchange/Paying Agent") for the benefit of the holders of certificates representing the shares of Company Common Stock ("Company Stock Certificates") for exchange and payment in accordance with this Article 3, through the Exchange/Paying Agent, (1) certificates representing the shares of Parent Common Stock ("Parent Stock Certificates"),

  (2) $2,500,000 in cash and (3) an estimated amount of cash to be paid in lieu of fractional shares (such cash and such Parent Stock Certificates, together with any dividends or distributions with respect thereto (without any interest thereon), being hereinafter referred to as the "Exchange/Payment Fund") to be paid pursuant to this Article 3 in exchange for outstanding shares of Company Common Stock. The Exchange/Payment Fund shall not be used for any other purpose. The Exchange/Paying Agent shall invest any cash included in the Exchange/Payment Fund, as directed by Parent, on a daily basis; provided, however, that all such investments shall be in (1) obligations of, or guaranteed by, the United States of America, (2) commercial paper obligations receiving the highest rating from either Moody's Investors Services, Inc. or Standard and Poor's Corporation, or (3) certificates of deposit of commercial banks with capital exceeding $1.0 billion. Any interest and other income resulting from such investments shall be paid to Parent.

     (b) As soon as reasonably practicable after the Effective Time, Parent will instruct the Exchange/Paying Agent to mail to each holder of record of Company Stock Certificates who has not previously surrendered his or her Company Stock Certificates (other than holders of any shares of Company Common Stock cancelled pursuant to Section 3.1(b) and any Dissenting Shares) (1) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such holder's Company Stock Certificates shall pass, only upon proper delivery of the Company Stock Certificates to the Exchange/Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (2) instructions for use in effecting the surrender of the Company Stock Certificates in exchange for Parent Stock Certificates and/or cash in accordance with Section 3.1 (collectively, the "Letter of Transmittal").

     (c) Upon the later of the Effective Time and the surrender of a Company Stock Certificate for cancellation (or the affidavits and indemnification regarding the loss or destruction of such certificates reasonably acceptable to Parent) to the Exchange/Paying Agent together with the Letter of Transmittal, duly executed, and such other customary documents as may be required pursuant thereto, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor, and the Exchange/Paying Agent shall deliver in accordance with the Letter of Transmittal: (1) Parent Stock Certificates representing that number of whole shares of Parent Common Stock which such holder has the right to receive in respect of the shares of Company Common Stock formerly evidenced by such Company Stock Certificate in accordance with Section 3.1, (2) cash which such holder has the right to receive in respect of the shares of Company Common Stock formerly evidenced by such Company Stock Certificate in accordance with Section 3.1 and (3) cash in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.2(e) (the shares of Parent Common Stock and cash described in clauses (1), (2) and
  (3) being collectively referred to as the "Merger Consideration"), and the Company Stock Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, a certificate evidencing the proper number of shares of Parent Common Stock and/or cash may be issued and/or paid in accordance with this Article 3 to a transferee if the Company Stock Certificate evidencing such shares is presented to the Exchange/Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 3.2, each Company Stock Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Merger Consideration together with any dividends or other distributions paid on shares of Parent Common Stock after the Effective Time.

     (d) All shares of Parent Common Stock issued and cash paid upon the surrender for exchange of Company Stock Certificates in accordance with the terms of this Article 3 shall be deemed to have been issued and paid, respectively, in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Company Stock Certificates.

     (e) No certificates or scrip evidencing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Company Stock Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent. In lieu of any such fractional shares, each holder of shares of Company Common Stock upon surrender of a Company Stock Certificate for exchange pursuant to this Section 3.2 shall be paid an amount in cash (without interest), rounded up to the nearest cent, determined by multiplying (1) the per share closing price on the Stock Market of Parent Common Stock on the trading day immediately prior to the Effective Time by (2) the fractional interest to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock then held of record by such holder). As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of the Company Common Stock with respect to any fractional share interests, the Exchange/Paying Agent shall promptly pay such amounts to such holders of shares of Company Common Stock subject to, and in accordance with, the terms of Section 3.2(c). Any payment received by a holder of shares of Company Common Stock with respect to fractional share interests is merely intended to provide a mechanical rounding off of, and is not separately bargained for, consideration. If more than one Company Stock Certificate shall be surrendered for the account of the same holder, the number of shares of Parent Common Stock to be issued to such holder in exchange for the Company Stock Certificates which have been surrendered shall be computed on the basis of the aggregate number of shares represented by all of the Company Stock Certificates surrendered for the account of such holder.

     (f) Any portion of the Exchange/Payment Fund which remains undistributed to the holders of the Company Stock Certificates for 12 months after the Effective Time shall be delivered by the Exchange/Paying Agent to Parent, upon demand, and any holders of Company Stock Certificates who have not theretofore complied with this Article 3 shall thereafter look only to Parent for payment of their claim for the Merger Consideration.

     (g) None of Parent, the Company, Merger Sub or the Exchange/Paying Agent shall be liable to any Person in respect of any shares of Parent Common Stock or cash from the Exchange/Payment Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Company Stock Certificate shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration and any cash payable to the holder of such Company Stock Certificate pursuant to Section 3.2(e) would otherwise escheat to, or become the property of, any Governmental Entity), any such Merger Consideration shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

     (h) Parent and Merger Sub shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Parent or Merger Sub is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent or Merger Sub, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent or Merger Sub.

     (i) If any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange/Paying Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate the Merger Consideration, pursuant to this Article 3.

     (j) In the event this Agreement is terminated without the occurrence of the Effective Time, Parent shall, or shall cause the Exchange/Paying Agent to, return promptly any Company Stock Certificates theretofore submitted or delivered to the Exchange/Paying Agent, without charge to the Person who submitted such Company Stock Certificates.

   3.3 Stock Transfer Books. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Stock Certificates are presented to the Surviving Corporation or the Exchange/Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article 3, except as otherwise provided by Law.

   3.4 Existing Options of the Company.

     (a) As of the Closing Date, each Existing Option of the Company which is vested on or as of the Closing Date will be exchanged for, and the holder of each such Existing Option will be entitled to receive, at the Closing (or thereafter, if necessary) upon surrender of such Existing Option for cancellation, cash equal to (i) the product of (a) the excess, if any, of the average of the per share closing price on the Stock Market of Parent Common Stock for the twenty (20) trading days ending two trading days immediately prior to the Effective Time multiplied by the Exchange Ratio over the exercise price of each such Existing Option, multiplied by (b) the number of shares of Company Common Stock covered by such Existing Option.

     (b) The Company shall take all actions reasonably necessary to ensure that from and after the Effective Time the Surviving Corporation will not be bound by any options, warrants, rights or agreements which would entitle any person, other than Parent or Merger Sub, to beneficially own shares of Surviving Corporation or Parent or receive any payments (other than as set forth in this Section 3.4(a)) in respect of such options, warrants, rights or agreements. The Company shall take all actions necessary to terminate each plan with respect to Existing Options as of the Effective Time.

   3.5 Dissenters' Rights. Dissenting Shares, if required by GBCC, but only to the extent required thereby, shall not be converted into the right to receive the Merger Consideration, but the holders of Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to
Section 14-2-1302 of GBCC; provided, however, that if any such holder shall have failed to perfect or shall withdraw or lose his or her right to appraisal and payment under GBCC, such holder's shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive such Merger Consideration as if such holder had made a non-election, without any interest thereon, and such shares shall no longer be Dissenting Shares. The Company shall give Parent, Merger Sub and the Exchange/Paying Agent prompt notice of any claim by a Stockholder for payment of fair value for Dissenting Shares as provided in Section 14-2-1302 of GBCC. Prior to the Effective Time, the Company will not, except with the prior written consent of Parent and Merger Sub make any payments with respect to, or settle or offer to settle, any such demands.

                                   ARTICLE 4

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

   The Company represents and warrants to Parent and Merger Sub on the date of this Agreement and as of the Closing Date, subject only to the exceptions specifically disclosed in writing in the disclosure letter dated as of the date hereof delivered to Parent by the Company pursuant to, and as an integral part of, this Agreement (the "Company Disclosure Letter"), which specifically identifies the Section and subsection numbers hereof to which the disclosures pertain, as follows:

   4.1 Organization; Business. The Company and each of its Subsidiaries is a corporation or limited liability company duly and validly organized and existing under the Laws of the jurisdiction of its incorporation or formation and is qualified to do business as a foreign corporation or company and in good standing in the jurisdictions where the ownership or leasing of property or the conduct of its business requires qualification as a foreign corporation or company except where the failure to so qualify could not reasonably be expected to have a Material Adverse Effect on the Company. The Company has delivered or made available to Parent true and complete copies of the charters, bylaws, articles of incorporation, memorandum (of the UK Company) and articles of association (of the UK Company), each amended to the date hereof, of the Company and each of its Subsidiaries.

   4.2 Capitalization.

     (a) Capital Stock. The authorized capital stock of the Company consists of 40,000,000 shares of Company Class A Common Stock, of which 5,958,502 shares are issued and outstanding as of the date hereof, 10,000,000 shares of Company Class B Common Stock, of which 7,359,667 shares are issued and outstanding as of the date hereof and 5,000,000 shares of preferred stock, no par value per share, of which no shares are issued and outstanding as of the date hereof and there will be no such shares outstanding at the Effective Time. As of the date hereof, the Company had reserved 1,200,000 shares of Company Class A Common Stock for issuance under the Company's 1997 Amended and Restated Incentive Plan (the "Incentive Plan"), under which options are outstanding for 565,026 shares of Company Class A Common Stock and 500,000 shares of Company Class A Common Stock for issuance under the Company's 1999 Employee Stock Purchase Plan. The Company is not party to or bound by any obligation to accelerate the vesting of any Existing Option.

     (b) Issuance; Ownership. All of the outstanding capital stock of the Company is duly authorized, validly issued, fully paid and nonassessable and was not issued in violation of any preemptive rights. Section 4.2(b) of the Company Disclosure Letter contains a true and complete list of the Company's Subsidiaries and the capitalization and current ownership of each such Subsidiary. Other than the Subsidiaries, the Company does not, directly or indirectly, own any equity or similar interest in, or any interest convertible into or exercisable or exchangeable for any interest in, any Person. All shares of Company Class A Common Stock subject to issuance pursuant to the Incentive Plan, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. Section 4.2(b) of the Company Disclosure Letter includes a list for each outstanding option as of the date hereof, of the following:
  (1) the name of the holder of such option, (2) the number of shares subject to such option and (3) the exercise price of such option. Except for the Company's Existing Options, there are no options, warrants, conversion rights or other rights to subscribe for or purchase, or other contracts with respect to, any capital stock of the Company and there are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company. To the Knowledge of the Company, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of the Company.

     (c) Voting Debt. As of the date of this Agreement, (1) no bonds, debentures, notes or other indebtedness of the Company having the right to vote under ordinary circumstances are issued or outstanding, and (2) there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company.

     (d) Listings. The Company Common Stock is traded on the Bulletin Board. Except as set forth in the preceding sentence, the Company's securities are not listed or quoted for trading on any U.S. domestic or foreign securities exchange.

     (e) Financial Assistance. The Company's United Kingdom Subsidiary, American College in London, Ltd. (the "UK Company"), has not at any time, since the Company acquired the UK Company, directly or indirectly provided any financial assistance to the Company, or any holding company or subsidiary of the Company either before or after the acquisition of the shares of UK Company by the Company, as prohibited by Section 151 of the Companies Act of 1985 or otherwise.

   4.3 Authorization; Enforceability. The execution, delivery and performance by the Company of this Agreement are within the corporate power and authority of the Company and, subject to the provisions hereof, have been duly authorized by the Board of Directors of the Company. Except for (1) the approval of Stockholders as required by Law and the Company's Articles of Incorporation, and as described in Sections 4.24 hereof and (2) the filing of Certificates of Merger and other appropriate documents as required by Law and as described in
Section 2.2 hereof, no other corporate proceeding or action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Merger and the other transactions contemplated hereby. This Agreement is, and the other documents and instruments required by this Agreement to be executed and delivered by the Company will be, when executed and delivered by the Company, the valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws generally affecting the rights of creditors and subject to general equity principles and by an implied covenant of good faith and fair dealing (the "Bankruptcy Exception").

   4.4 No Violation or Conflict. Subject to the receipt of the clearance or expiration or termination of the waiting period described in Section 7.1(a) and the approvals described in Section 7.1(b), the execution and delivery of this Agreement by the Company and all documents and instruments required by this Agreement to be executed and delivered by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated hereby and the Company's compliance with the provisions hereof will not, (1) result in any violation of any provision of the Articles of Incorporation or Bylaws of the Company or the charter or bylaws of any of its Subsidiaries, (2) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, any contract of the Company or its Subsidiaries, or result in the creation of any Lien upon any of the properties or assets of the Company or its Subsidiaries, (3) violate any Existing Permits of the Company or its Subsidiaries or the Schools or any Law applicable to the Company or its Subsidiaries or the Schools or their properties or assets, or (4) violate any standard or requirement of any Accrediting Body of the Schools, other than, in the case of clauses (2), (3) and (4), any such violations, defaults, rights, losses or Liens that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the Company, or could not reasonably be expected to affect adversely the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement.

   4.5 SEC Reports. The Company has filed with the SEC true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by it since September 23, 1997, under the Exchange Act or the Securities Act (as such documents have been amended since the time of their filing, collectively, the "Company SEC Documents"). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents, including, without limitation, any financial statements or schedules included therein, (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (2) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, at such time of filing. As of the date hereof, there are no amendments or modifications to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act or any other agreements, documents or other instruments, which have not yet been filed with the SEC but which are or will be required to be filed by the Company.

   4.6 Books and Records; Company Financial Statements.

     (a) Audited Company Financial Statements. The Company Financial Statements which are audited comply in all respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). The Company Financial Statements fairly present in all respects the consolidated financial position of the Company and its Subsidiaries as of the date set forth on each of such Company Financial Statements and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods indicated on each of the Company Financial Statements.

     (b) Unaudited Company Financial Statements. Those consolidated financial statements which are unaudited and contained in the Company SEC Documents fairly present in all respects the consolidated financial position of the Company and its Subsidiaries as of the date set forth on each of such consolidated financial statements and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods indicated on each of such consolidated financial statements in accordance with GAAP applied on a consistent basis during the periods involved except that such unaudited consolidated financial statements do not contain footnote disclosure of the type associated with audited financial statements.

     (c) Accounting Records. The accounting books and records of the Company and each of its Subsidiaries: (1) are current in a manner consistent with past practice; and (2) have recorded therein all the properties, assets and liabilities of the Company and its Subsidiaries (except where the failure to so record would not violate GAAP as consistently applied by the Company and its Subsidiaries or except where the failure to so record could not reasonably be expected to have a Material Adverse Effect on the Company).

     (d) Liabilities. Except (a) for normal or ordinary recurring liabilities incurred in the ordinary course of business consistent with past practice,
  (b) for transaction expenses incurred in connection with this Agreement or
  (c) for liabilities set forth on the December 31, 1999 balance sheet included in the Company Financial Statements, since December 31, 1999, the Company has not incurred any liabilities that either (1) would be required to be reflected or reserved against in a balance sheet of the Company prepared in accordance with generally accepted accounting principles as applied in preparing the December 31, 1999 balance sheet included in the Company Financial Statements, or (2) could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

   4.7 Absence of Certain Changes. Since December 31, 1999, the Company has conducted its business in a manner consistent with past practice and there has not been any:

     (a) Material Adverse Effect experienced by the Company;

     (b) material transactions by the Company or its Subsidiaries outside the ordinary course of business of the Company or its Subsidiaries, except for the transactions contemplated by this Agreement;

     (c) declaration or payment of any dividend or any distribution in respect of the capital stock of the Company or its Subsidiaries or any direct or indirect redemption, purchase or other acquisition of any such stock by the Company;

     (d) payments or distributions, other than normal salaries, to the Stockholders as such or, except for transactions in the ordinary course of business upon commercially reasonable terms;

     (e) sale, lease, transfer or assignment of material assets, tangible or intangible, of the Company or its Subsidiaries other than for a fair consideration in the ordinary course of business and other than the disposition of obsolete or unusable property;

     (f) capital expenditure (or series of related capital expenditures) by the Company or its Subsidiaries either involving more than $50,000 (unless such expenditure is identified in the current business plan of the Company or its Subsidiary) or outside the ordinary course of business;

     (g) material damage, destruction, or loss (whether or not covered by insurance) from fire or other casualty to the tangible property of the Company or its Subsidiaries;

     (h) material increase in the base salary of any officer or employee of the Company or its Subsidiaries, or adoption, amendment, modification or termination of any bonus, profit-sharing, incentive, severance, or other similar plan for the benefit of any of directors, officers or employees of the Company or its Subsidiaries except as consistent with past practices;

     (i) change by the Company or any of its Subsidiaries in accounting methods, principles or practices, other than as may be required by GAAP, which change has been consistently applied;

     (j) revaluation by the Company or any of its Subsidiaries of any of assets, including, without limitation, writing down the value of deferred tax assets or writing off notes or accounts receivable other than in the ordinary course of business and other than as may be required by GAAP, which revaluation has been consistently applied;

     (k) labor dispute or charge of unfair labor practice which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, or any activity or proceeding by a labor union or representative thereof to organize any employee of the Company or any of its Subsidiaries or any campaign being conducted to solicit authorization from employees to be represented by such labor union;

     (l) action or event that would have required the consent of Parent pursuant to Section 6.1 had such action or event occurred after the date of this Agreement; or

     (m) any binding commitment relating to any of the foregoing entered into by the Company or its Subsidiaries.

   4.8 Title to Assets. Each of the Company and its Subsidiaries has valid title to its tangible assets necessary for the conduct of its business, free and clear of any and all Liens, except (1) as reflected on the Company balance sheet as of June 30, 2000 included in the Company Financial Statements, (2) Liens for Taxes not yet due and payable and (3) Liens and encumbrances set forth in Section 4.8(m) of the Company Disclosure Letter (collectively, "Permitted Liens").

   4.9 UK Solvency. Since the Company acquired the UK Company, the UK Company has not stopped payment of its debts and is not insolvent or unable to pay its debts according to Section 123, Insolvency Act 1986. No order has there ever been made or petitioned for, presented nor a resolution passed for the winding up of the UK Company and no distress execution or other process has ever been levied on any of its assets. No administrative or other receiver has been appointed by any person over the business or assets of the UK Company or any part thereof, nor has any order been made or petition presented for the appointment of an administrator in respect of the UK Company.

   4.10 Real Estate.

     (a) Owned Real Estate. Neither the Company nor any of its Subsidiaries owns any real property.

     (b) Rental Real Estate. Section 4.10(b) of the Company Disclosure Letter lists all real property that is leased to, used or occupied by the Company or its Subsidiaries in connection with their business but not owned by the Company or its Subsidiaries (the "Rental Real Estate") and the leases, subleases and agreements pertaining to such Rental Real Estate (the "Leases"), correct and complete copies of which have been delivered or made available to the Parent. (1) Assuming that the Leases have been duly and validly executed and delivered by or on behalf of the respective other party thereto, which party has the power to enter into and perform its obligations thereunder, the Leases are legal, valid, binding, enforceable and in full force and effect, subject to the Bankruptcy Exception; (2) the Company has received no written notice that any building, improvements and other property on the Rental Real Estate (A) has not received any approval of any governmental authority (including certificates of occupancy, permits and licenses) required in connection with the operation thereof, (B) has not been operated and maintained in accordance with all applicable legal requirements or (C) is in violation of any applicable zoning, building code or subdivision ordinance, regulations, order or law or restrictions or covenants of record; (3) to the Knowledge of the Company, all buildings, improvements and other property thereon are supplied with utilities and other services necessary for the operation of the Rental Real Estate (including gas, electricity, water, telephone, sanitary and storm sewers and access to public roads); (4) there are no other leases, subleases, licenses, concessions, or other agreements to which the Company or its Subsidiaries is a party, whether written or oral, granting to any Person the right of use or occupancy of any portion of the Rental Real Estate; (5) no Person (other than the Company and its Subsidiaries) is in possession of such the Rental Real Estate excluding, in the case of (4) or (5) occupancy by students and staff of accommodations intended for such use.

     (c) Improvements. The buildings, structures and improvements situated on the Rental Real Estate and appurtenances thereto leased to, occupied or used by the Company are in good condition (subject to normal wear and tear), and as such are adequate to conduct the business as presently conducted. No notice of any condemnation, requisition or taking of the Rental Real Estate that could affect the Company has been received by the Company or, to the Knowledge of the Company, the owners of the Rental Real Estate. To the Company's Knowledge, there are no public improvements pending or threatened which may result in special assessments against or otherwise affect the Rental Real Estate.

     (d) Zoning. To the Company's Knowledge, the Rental Real Estate leased or otherwise possessed or used by the Company and its Subsidiaries is in material compliance with, includes all rights necessary to assure compliance with, and all buildings, structures, other improvements and fixtures on such Rental Real Estate and the operations of the Company and its Subsidiaries in or about any Rental Real Estate therein conducted conforms in all material respects to, to the Company's knowledge, all applicable health, fire, safety, and, except with respect to the UK Rental Real Estate, zoning and building rules. The Company and its Subsidiaries have all easements and related rights necessary or appropriate to conduct their operations as they are currently being conducted.

     (e) UK Rental Real Estate. To the Company's Knowledge, the use of the Rental Real Estate located in the United Kingdom is the permitted use under the Town and Country Planning Legislation (which term includes the Town and Country Planning Act 1990, the Planning, (Listed Buildings and Conservation Areas) Act 1990, the Planning (Hazardous Substances) Act 1990 and the Planning (Consequential Provisions) Act 1990 and is not a temporary or personal use.

   4.11 Intangible Assets. (a) There are no claims, demands or proceedings instituted, pending against the Company or any of its Subsidiaries or, to the Knowledge of the Company, threatened by any Person contesting or challenging the right of the Company or its Subsidiaries to use any of their Intangible Assets and, to the knowledge of the Company, no Person is infringing or otherwise violating the Intangible Assets of the Company or its Subsidiaries;
(b) each trademark registration, service mark registration, copyright registration and patent which is owned by the Company or its Subsidiaries has been maintained in good standing and, with respect to those licensed to the Company or its Subsidiaries, to the Company's Knowledge, has been maintained in good standing; (c) there are no Intangible Assets owned by a Person which, to the Knowledge of the Company, the Company or its Subsidiaries are using without license to do so; (d) the Company and each of its Subsidiaries own or possess adequate licenses or other rights to use all Intangible Assets necessary to conduct its business as now conducted; (e) neither the Company nor any of its Subsidiaries has received any written notice claiming that it has infringed or otherwise violated any Intangible Assets of any third parties; and (f) to the Company's Knowledge, the consummation of the Merger and the other transactions contemplated by this Agreement will not impair the validity, enforceability, ownership or right of the Company or its Subsidiaries to use its Intangible Assets.


   4.12 Contract Matters.

     (a) Agreements, Contracts and Commitments. Except as set forth in the Exhibits to the Company SEC Documents filed prior to the date of this Agreement, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to, nor are their assets bound by, any Material Contract. For purposes of this Agreement, "Material Contract" means:

       (a) any collective bargaining agreements;

       (b) any employment or consulting agreement, contract or binding commitment providing for compensation or payments in excess of $75,000 in any year not terminable by the Company or its Subsidiaries on thirty days notice without liability, except to the extent general principles of wrongful termination or other employment law may limit the Company's or Subsidiary's ability to terminate employees at will;

       (c) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan, or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated or the right to benefits will be created, by the occurrence of the Merger or any of the transactions contemplated by this Agreement;

       (d) any agreement of indemnification or guaranty not entered into in the ordinary course of business with any party in excess of $50,000 individually or in the aggregate, and any agreement of indemnification or guaranty between the Company or its Subsidiaries and any of their officers or directors, irrespective of the amount of such agreement or guaranty;

       (e) any agreement, contract or binding commitment containing any covenant directly or indirectly limiting the freedom of the Company or its Subsidiaries to engage in any line of business, compete with any person, or sell any product, or which, following the consummation of the Merger, would so limit Parent or the Surviving Corporation;

       (f) any agreement, contract or binding commitment relating to the disposition or acquisition of material assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

       (g) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit (other than extensions of credit in the ordinary course of business from vendors);

       (h) any Leases;

       (i) other than in connection with the Merger and other transactions contemplated by this Agreement, any other agreement, contract or binding commitment which involves payment by the Company or its Subsidiaries of $100,000 or more in any twelve (12) month period or $500,000 in the aggregate and which cannot be terminated on 30 days notice without cost or expense to the Company or its Subsidiaries;

       (j) any agreements to register the Company's securities; or

       (k) any other agreements, contracts or binding commitments which are material to the Company or the operation of its business.

    The numerical thresholds set forth in this Section 4.12(a) shall not be deemed in any respects to define materiality for other purposes of this Agreement. The Company has provided or made available to Parent true and complete copies of all Material Contracts as amended to date.

     (b) Performance of Contracts. Each of the Material Contracts of the Company and its Subsidiaries is in full force and effect and constitutes the legal and binding obligation of the Company or its Subsidiaries, assuming the Material Contracts are the legal and binding obligations of the other parties thereto and subject to the Bankruptcy Exception. There are no existing breaches or defaults by the Company or its Subsidiaries under any such Material Contract the effect of which could reasonably be expected to constitute a Material Adverse Effect on the Company, and, to the Knowledge of the Company, no event has occurred which, with the passage of time or the giving of notice or both, could reasonably be expected to constitute such a breach or default.

   4.13 Insurance. Section 4.13 of the Company Disclosure Letter lists all of the Existing Insurance Policies of the Company and its Subsidiaries and all outstanding claims against such Existing Insurance Policies. All such Existing Insurance Policies are currently in effect, and neither the Company nor any of its Subsidiaries has received notice of cancellation or termination of, or material premium increase with respect to, any such Existing Insurance Policy in effect on the date hereof or within the past three years. The Company and its Subsidiaries maintain in full force and effect insurance on their assets and their business and operations against loss or damage, risks, hazards, and liabilities of any kinds on and in the amounts customarily insured against by corporations engaged in the same or similar businesses.

   4.14 Litigation. (a) There are no actions, suits, claims, litigation, or proceedings pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; (b) there are no such actions, suits or proceedings pending or, to the Knowledge of the Company, threatened, against the Company or its Subsidiaries which question the legality or validity of the Merger and the other transactions contemplated by this Agreement; and (c) there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity or Accrediting Body against the Company, its Subsidiaries or Schools that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has made available to Parent or its counsel true and complete copies of all correspondence prepared by its counsel for the Company's auditors in connection with the last three completed audits of the Company's financial statements and any such correspondence since the date of the last such audit.

   4.15 Taxes.

     (a) The Company and each of its Subsidiaries has timely filed all federal, state, local and foreign returns, information statements and reports relating to Taxes ("Returns") required by applicable Tax Law to be filed by the Company and each of the Subsidiaries (taking into account any extensions) and such Returns are complete and correct in all material respects, except for any such failures to file that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. All Taxes owed by the Company or any of its Subsidiaries to a taxing authority, or for which the Company or any of its Subsidiaries is liable, whether to a taxing authority or to other Persons or entities under a Tax Agreement, as of the date hereof, have been paid and, as of the Effective Time, will have been paid, except for any such failure to pay that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has made accruals for Taxes on the Company Financial Statements which are adequate to cover any Tax liability of the Company and each of its Subsidiaries, including any deferred tax liability, determined in accordance with GAAP through the date of the Company Financial Statements, except where the failure to make such accruals or provisions could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the Knowledge of the Company, no issue has been raised in any prior tax audit of the Company or its Subsidiaries which, by application of the same or similar principles, could reasonably be expected, upon a future tax audit of the Company or its Subsidiaries to result in a proposed deficiency for any period and which deficiency could reasonably be expected to have a Material Adverse Effect on the Company.

     (b) Except to the extent that any such failure to withhold could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each of its Subsidiaries have withheld with respect to its employees all foreign, federal and state income taxes, FICA, FUTA and other Taxes required to be withheld.

     (c) There is no Tax deficiency outstanding, proposed or assessed against the Company or any of its Subsidiaries, except any such deficiency that, if paid, could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries executed or requested any waiver of any statute of limitations on or extending the period for the assessment or collection of any foreign, federal or state Tax.

     (d) To the Knowledge of the Company, no foreign, federal or state Tax audit or other examination of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such foreign, federal or state Tax audit or other examination, except in all cases for Tax audits and other examinations which could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     (e) Neither the Company nor any of its Subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have
  Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company.

     (f) Neither the Company nor any of its Subsidiaries is a party to (1) any agreement with a party other than the Company or any of its Subsidiaries providing for the allocation or payment of Tax liabilities or payment for Tax benefits with respect to a consolidated, combined or unitary Return which Return includes or included the Company or any Subsidiary or (2) any Tax Agreement other than any Tax Agreement described in clause (1).

     (g) Except for the group of which the Company and its Subsidiaries are now presently members, neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code.

     (h) Neither the Company nor any of its Subsidiaries has agreed to make nor is it required to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise which have not yet been taken into account.

     (i) The Company is not, and has not during the applicable period specified in Section 897(c)(1)(A)(ii) been, a "United States Real Property Holding Corporation" within the meaning of Section 897(c)(2) of the Code.

     (j) The Company has not made any payments, is not obligated to make any payments and is not a party to any agreement that could obligate it to make any payments, that will not be deductible under Section 280G of the Code or similar foreign law applicable to the operation of the Company's business.

   4.16 Employee Benefits.

     (a) Section 4.16(a) of the Company Disclosure Letter contains a list of each Company Benefit Plan (as hereinafter defined) maintained by the Company or any of its Subsidiaries. With respect to each Company Benefit Plan, the Company has delivered or made available to Parent prior to the date hereof, a true and correct copy of (1) such Company Benefit Plan and all amendments thereto, (2) each trust agreement, insurance contract or administration agreement relating to such Company Benefit Plan, (3) the most recent summary plan description for each Company Benefit Plan for which a summary plan description is required, (4) the most recent annual report (Form 5500) filed with the IRS, (5) the most recent determination letter, if any, issued by the IRS with respect to any Company Benefit Plan intended to be qualified under section 401(a) of the Code, (6) any request for a determination currently pending before the IRS and (7) all correspondence with the IRS, the Department of Labor or the Pension Benefit Guaranty Corporation relating to any outstanding controversy. Except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Company Benefit Plan complies with ERISA, the Code and all other applicable statutes and governmental rules and regulations. At no time has the Company or any of its ERISA Affiliates (as hereinafter defined) been required to contribute to, or otherwise had any liability with respect to, a plan subject to Title IV of ERISA or a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA). All IRS Forms 5500 with respect to the Company Benefit Plans have been (and for 1998 and 1999, will be) timely filed.

     (b) There are no actions, suits or claims pending or, to the Knowledge of the Company, threatened (other than routine claims for benefits) with respect to any Company Benefit Plan which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. No prohibited transactions described in Section 406 of ERISA or
  Section 4975 of the Code have occurred which could reasonably be expected to result in material liability to the Company or its Subsidiaries. All Company Benefit Plans that are intended to be qualified under Section 401(a) of the Code have been determined by the IRS to be so qualified, and there is no reason why, to the Company's Knowledge, any Company Benefit Plan is not so qualified in operation. Neither the Company nor any of its ERISA Affiliates has any liability or obligation under any welfare plan to provide life insurance or medical benefits after termination of employment to any employee or dependent other than as required by Part 6 of Title I of ERISA or as disclosed in the Company Disclosure Letter.

     (c) As used herein, (1) "Company Benefit Plan" means a "pension plan" (as defined in Section 3(2) of ERISA), a "welfare plan" (as defined in Section 3(1) of ERISA), or any bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, vacation, severance, death benefit, insurance or other plan, arrangement or understanding, in each case established, maintained or contributed to by the Company, any of its Subsidiaries or any of its ERISA Affiliates or as to which the Company, any of its Subsidiaries or any of its ERISA Affiliates or otherwise may have any liability (whether written or oral) and (2) with respect to any person, "ERISA Affiliate" means any trade or business (whether or not incorporated) which is or within the last six years was under common control or would be or have been considered a single employer with such person pursuant to Section 414(b),
  (c), (m) or (o) of the Code and the regulations promulgated thereunder or pursuant to Section 4001(b) of ERISA and the regulations thereunder.

     (d) Section 4.16(d) of the Company Disclosure Letter contains a list of all (1) severance and employment agreements with officers and employees of the Company and its Subsidiaries and each ERISA Affiliate, (2) severance plans, programs and policies of the Company and its Subsidiaries with or relating to its employees and (3) plans, programs, agreements and other arrangements of the Company and its Subsidiaries with or relating to its employees which contain change of control or similar provisions. The Company has delivered or made available to Parent a true and complete copy of each of the foregoing. No such plan, program, agreement or arrangement will trigger Section 280G of the Code.

     (e) The Company has complied with all of its obligations under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), and will not incur any liability in connection with benefit continuation rights under COBRA with respect to its employees or former employees or any other employees. No Plan is funded through a "welfare benefit fund" as described in Section 419(e) of the Code.

   4.17 Environmental Protection. Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, the Company and each of its Subsidiaries: (1) is in compliance with all applicable Environmental Laws; and (2) has not received any communication (written or oral), from a Governmental Entity or third party that alleges that the Company or any current or former Affiliate of the Company is not in compliance with applicable Environmental Laws; (3) has not owned or to the Company's knowledge operated, any property that is contaminated with any Hazardous Material which may be expected to require remediation under any Environmental Law; (4) is not subject to liability for any off-site disposal or contamination; and (5) is not subject to any other circumstances in connection with any Environmental Law that could reasonably be expected to result in any claims, liabilities, costs or restrictions on the business or the ownership, use or transfer of any property.

   4.18 Labor Matters.

     (a) Employment Claims. There are no pending or, to the Knowledge of the Company, threatened material claims against the Company or any of its Subsidiaries (whether under Law, under any employee agreement or otherwise) by any present or former employee of the Company or any of its Subsidiaries on account of or for: (1) overtime pay, other than overtime pay for the current payroll period; (2) wages or salaries, other than wages or salaries for the current payroll period; or (3) vacations, sick leave, time off or pay in lieu of vacation or time off, other than vacation, sick leave or time off (or pay in lieu thereof) earned in the period immediately preceding the date of this Agreement or incurred in the ordinary course of business and appearing as a liability on the most recent Company Financial Statements.

     (b) Labor Disputes. (1) There are no pending and unresolved material claims by any Person against the Company or any of its Subsidiaries arising out of any statute, ordinance or regulation relating to unfair labor practices, discrimination, employees or employee practices or occupational or safety and health standards; (2) there is no pending, nor has the Company or any of its Subsidiaries experienced any, labor dispute, strike or organized work stoppage; and (3) to the Knowledge of the Company, there is no threatened labor dispute, strike or organized work stoppage against the Company or any of its Subsidiaries. The Company and its Subsidiaries have on file, a complete, executed I-9 form for each of their employees.

     (c) Union Matters. (1) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement; (2) to the Knowledge of the Company, no union organizing activities are in process or have been proposed or threatened involving any employees of the Company or any of its Subsidiaries; and (3) no petitions have been filed or, to the Knowledge of the Company, have been threatened or proposed to be filed, for union organization or representation of employees of the Company or any of its Subsidiaries not presently organized.

     (d) UK Labor Matters. The UK Company has complied with all recommendations made by the Advisory Conciliation and Arbitration Service ("ACAS") which have been received by the UK Company within the past three years and which relate directly to the UK Company's employees and which have been addressed to and targeted at the UK Company directly by ACAS.

   4.19 Intentionally Omitted.

   4.20 Existing Permits and Violations of Law. The Company, each of its Subsidiaries and each of the Schools has all material licenses, permits, accreditations, certificates, approvals, exemptions, orders, franchises, qualifications, permissions, agreements and governmental authorizations required by Law or by any Accrediting Body that has accredited such Schools and required for the conduct of the business of the Company, its Subsidiaries and the Schools as currently conducted. No action or proceeding is pending or, to the Knowledge of the Company, threatened that is reasonably likely to result in a revocation, non-renewal, termination, suspension or other material impairment of any Existing Permits of the Company, its Subsidiaries or the Schools, each of which is listed in Section 4.20 of the Company Disclosure Letter, and, to the Company's Knowledge, there is no basis for non-renewal of any Existing Permit. No application made by the Company, any of its Subsidiaries or any of the Schools for any material permit, license, accreditation or other authorization during the past four (4) years has been denied. The business of the Company, its Subsidiaries and the Schools is not being conducted in violation of any applicable Law or Accrediting Body standard, except for violations which could not reasonably be expected to have a Material Adverse Effect. No Governmental Entity or applicable Accrediting Body has indicated to the Company, any Subsidiary of the Company or any School an intention to conduct an investigation or review with respect to the Company, any Subsidiary of the Company or any School. The Company, each of its Subsidiaries and each School has filed all reports, documents, information, applications and returns required to be filed by it on or prior to the date hereof with Governmental Entities or applicable Accrediting Bodies, except where the failure to make such filing could not reasonably be expected to have a Material Adverse Effect.

   4.21 Regulatory Matters.

     (a) Revenue Thresholds. For the fiscal year ended December 31, 1999 and as of the date of this Agreement, each School has no more than ninety percent (90%) of its revenues derived from the Title IV Programs or pursuant to the Title IV Programs as determined in accordance with 34 C.F.R. (S) 600.5(d). Each School has not had more than eighty-five percent (85%) of its revenues so derived for any of the last four (4) fiscal years prior to the fiscal year ended December 31, 1999. For purposes of this
  Section 4.21, "revenues" does not include any loans or scholarships issued by the Company, the School or any of their affiliates.

     (b) Accreditation Matters. Each School has, and for the three (3) years prior to the date hereof had, all accreditations required to conduct the business of such School as presently conducted, is certified by the DOE as an eligible institution under Title IV and is a party to, and in compliance with, a valid program participation agreement with the DOE with respect to the operations of such School, except where any failure to comply with a valid program participation agreement could not reasonably be expected to have Material Adverse Effect on the Company. Section 4.21(b) of the Company Disclosure Letter lists all such accreditations for each School. Neither the Company nor any of its Subsidiaries has received any notice with respect to any alleged violation of a legal requirement, rule, regulation or standards of the DOE or other Governmental Entity or any applicable Accrediting Body in respect of such School, including with respect to recruitment, sales and marketing activities, or the terms of any program participation agreement to which such School or the Company is or was a party. Section 4.21(b) of the Company Disclosure Letter contains a list of any such notice received and a description of the dispositions of such notice. The Company has no Knowledge of any investigation, audit or review of the Company's or any School's student financial aid programs or any review of accreditation of any School by any Governmental Entity or Accrediting Body.

     (c) Cohort Default Rate. Section 4.21(c) of the Company Disclosure Letter sets forth (1) the published and draft cohort default rate for each School, calculated by the DOE and issued to such School pursuant to 30 C.F.R. (S) 668.17 or a predecessor regulation, for the federal fiscal years September 30, 1995 through and including September 30, 1998 and (2) the official cohort default rates on Federal Perkins Loans for award years 1995-1999 for each School which participates in such loan program. Such schedule is materially accurate in all respects. As of the date of this Agreement, neither the Company nor any School has received any notice from DOE or any guaranty agency as to the calculation or issuance of a published or draft cohort default rate for any School for the year ended September 30, 1999.

     (d) Student Recruiting. Since July 1, 1994, no admissions representative, agent or any other person or entity engaged, directly or indirectly, in any student recruiting or admission activities or in making decisions regarding the awarding of Title IV Program funds for or on behalf of the Company or any School has been paid, provided or contracted for any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid.

     (e) Status of Investors and Borrowers.

       (1) To the Company's Knowledge, since July 1, 1994, neither the Company, or any person or entity that exercises Substantial Control over the Company or the School (the term "Substantial Control" being defined in 34 C.F.R. 668.15(f)(2), or member of such person's family (as the term "family" is defined in 34 C.F.R. 668.15(f)(3)), alone or together, (i) exercises or exercised Substantial Control over another institution or third-party servicer (as that term is defined in 34 C.F.R. 668.2) that owes a liability for a violation of a Title IV, HEA program requirement, or (ii) owes a liability for a Title IV, HEA program violation.

       (2) To the Company's Knowledge, since July 1, 1994, neither the Company, or any person or entity that exercises Substantial Control over the Company of the School has filed for relief in bankruptcy or has had entered against it an order for relief in bankruptcy.

       (3) To the Company's Knowledge, neither the Company or any person or entity that exercises Substantial Control over the Company or School has pled guilty to, has pled nolo contendre to or has been found guilty of, a crime involving the acquisition, use or expenditure of funds under the Title IV Programs or has been judicially determined to have committed fraud involving funds under the Title IV Programs.

       (4) To the Company's Knowledge, since July 1, 1994, neither the Company or School has employed, any individual or entity in a capacity that involves the administration or receipt of funds under the Title IV programs, or contracted with any institution or third-party servicer, which has been terminated under the Title IV programs for a reason involving the acquisition, use, or expenditure of federal, state or local government funds, or has been convicted of, or has pled nolo contendre or guilty to, a crime involving the acquisition, use or expenditure of federal, state, or local government funds, or has been administratively or judicially determined to have committed fraud or any other material violation of law involving federal, state, or local government funds.

     (f) Recruitment; Admissions Procedures; Attendance Reports.

       (1) Section 4.21(d) of the Company Disclosure Letter contains a true and complete list of all current policy manuals and other statements of procedures or instructions relating to (A) recruitment of students for each School, including procedures for assisting in the application by prospective students for direct or indirect funding under Student Financial Assistance Programs; (B) admissions procedures, including any descriptions of procedures for insuring compliance with federal or state requirements or Accrediting Body requirements and standards applicable to such procedures; (C) procedures for encouraging and verifying attendance, minimum required attendance policies, and other relevant criteria relating to course performance requirements and completion and (D) procedures for processing, disbursing and refunding student financial assistance funds (collectively, the "Policy Guidelines"). The Company has delivered or made available to Parent true and complete copies of all Policy Guidelines.

       (2) To the Knowledge of the Company, the operations of the Company and each School have been conducted in all material respects in accordance with the Policy Guidelines and all relevant standards and requirements imposed by applicable Accrediting Bodies, and other agencies administering any Student Financial Assistance Programs in which the Company or any School participates.

       (3) The Company has submitted all reports, audits, and other information, whether periodic in nature or pursuant to specific requests, for the Company and each School to all agencies, Governmental Entities, Accrediting Bodies or other entities with which such filings are required in order to be in compliance with (A) applicable accreditation standards and requirements, (B) legal requirements governing programs pursuant to which such School or its students receive Student Financial Assistance Programs, and (C) all articulation agreements between the Company or such School and degree granting colleges and universities in effect as of the date hereof, except where failure to submit such reports, audits and other information could not reasonably be expected to have a Material Adverse Effect on the Company.

       (4) To the Knowledge of the Company, all student financial assistance grants and loans have been calculated and made and all disbursements and record keeping relating thereto have been completed, in compliance with federal and state requirements, and there are no material deficiencies in respect thereto. To the Knowledge of the Company, and except as previously disclosed in prior audits or reviews by DOE or any Accrediting Body, no student at such School has been funded prior to the date for which such student was eligible for such funding or in any amount other than an amount such student was eligible to receive, and such student records conform in form and substance to all legal requirements.

     (g) Delivery of Documents. The Company has delivered or made available to Parent true and complete copies of all correspondence (excluding general correspondence routinely sent to or received from the DOE, state education regulatory bodies or any Accrediting Body) received from or sent by or on behalf of the Company or any School to the DOE, state education regulatory bodies or any Accrediting Body to the extent such correspondence (i) was sent or received within the past five
  (5) years or relates to any issue which remains pending, and (ii) relates to (A) any notice that any accreditation or license is not in full force and effect or that an event has occurred which constitutes or, with the giving of notice or the passage of time or both, could reasonably be expected to constitute a breach or violation thereunder; (B) any written notice that the Company or any School have violated or are violating any legal requirement, regulation, rule, standard or requirement related to the Title IV Programs, or any standard or requirement of any applicable Accrediting Body, or any legal requirement, regulation, rule, standard or requirement related to the maintaining and retaining in full force and effect any accreditations; (C) any audits, program reviews, investigations or site visits conducted by the DOE, any Accrediting Body, any guaranty agency, any other Governmental Entity or any independent auditor reviewing compliance by the Company or any School with the statutory, regulatory or other requirements of the Title IV Programs; (D) any written notice of an intent to limit, suspend, terminate, revoke, cancel, not renew or condition the accreditation of the Company or any School; (E) any written notice of an intent or threatened intent to condition the provision of Title IV Program funds to the Company or any School on the posting of a letter of credit or other surety in favor of the DOE; (F) any written notice of an intent to provisionally certify the eligibility of any School to participate in the Title IV Programs; (G) the placement or removal of any School on or from the reimbursement or cash monitoring method of payment under Title IV Programs; and (H) the ownership structure and control arrangements for the London and Dubai Schools.

   4.22 Financial Assistance Programs. Section 4.22 of the Company Disclosure Letter lists each Student Financial Assistance Program. Section 4.22 of the Company Disclosure Letter lists all agreements between the Company or any School and the DOE or any guaranty agency relating to Financial Assistance. Each such agreement is in full force and effect, is a valid and binding and enforceable obligation by or against the Company and the other party or parties thereto and no event has occurred which constitutes or, with the giving of notice or the passage of time or both could constitute, a default or breach thereunder. The Company has delivered to the Parent true and complete copies of each contract or agreement listed.

   4.23 Transactions with Affiliates. Neither the Company nor any of its Subsidiaries is a party to any transactions with an Affiliate through the date of this Agreement and neither the Company nor its Subsidiaries has any existing commitments to engage in any transactions with an Affiliate in the future.

   4.24 Vote Required. The affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote with respect to the Merger is the only vote of the holders of any class or series of the Company's capital stock necessary to approve the Merger and this Agreement.

   4.25 Board Approval. The Board of Directors of the Company has, on or prior to the date hereof, unanimously approved this Agreement, the Merger and the other transactions contemplated hereby and has determined to recommend to Stockholders that they approve the Merger.

   4.26 Intentionally Omitted.

   4.27 Change of Control Payments. Except as contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Merger and other transactions contemplated hereby will (a) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of the Company or its Subsidiaries from the Company or its Subsidiaries, under any Company Benefit Plan or otherwise, (b) materially increase any benefits otherwise payable under any Company Benefit Plan, (c) result in the acceleration of the time of payment or vesting of any such benefits, (d) create a right to receive payments upon a subsequent termination of employment, (e) result in the acceleration of the time of payment of any of the Company's accounts payable or (f) result in a "change in control" under, require the consent from or the giving of notice to a third party pursuant to, or accelerate the rights under, any contract to which the Company or its Subsidiaries is a party.

   4.28 Governmental Approvals. No permission, approval, determination, consent or waiver by, or any declaration, filing or registration with, any Governmental Entity or Accrediting Body is required by the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger or the other transactions contemplated by this Agreement, except for: (a) the approvals or filings in connection with (1) the HSR Act as described in Section 7.1(a), (2) the Securities Act including, without limitation, filing of the Proxy Statement/Prospectus with the SEC), (3) the Exchange Act, (4) the securities and blue sky Laws of various states, (5) the rules and regulations of the Stock Market and Bulletin Board, (6) the rules and regulations of the DOE and (7) the rules and regulations of the state agencies and Accrediting Bodies listed in Section 4.28 of the Company Disclosure Letter; (b) the filing of the Certificate of Merger as described in this Agreement; and (c) such permissions, approvals, determinations, consents, waivers, declarations, filings, or registrations that, if not obtained could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company, or materially impair the Company's ability to consummate the Merger and the other transactions contemplated hereby.

   4.29 Accreditation and State Licensure/Approval. To the Company's Knowledge, there exists no fact or circumstance attributable to the Company, any of its Subsidiaries or any of its or their Schools which could reasonably be expected to have a negative impact on Parent's ability to obtain any authorization, consent or similar approval from the DOE or any other Governmental Entity or Accrediting Body whose authorization, consent or similar approval is contemplated in connection with this Agreement, including, without limitation, any authorization, consent or similar approval which must be obtained following the Closing from the DOE or any State in order to continue the operations of the Schools as presently conducted.

   4.30 Relationships with Related Persons. There are no undischarged contracts, agreements or other material transactions between the Company, on the one hand, and any director or executive officer of the Company or any of their respective Related Persons (as defined below), on the other hand, and no director or executive officer of the Company or any of their respective Related Persons have any interest in any of the assets of the Company, other than as a Stockholder or employee. For purposes hereof, the term "Related Persons" shall mean: (a) each other member of such individual's Family and (b) any person or entity that is directly or indirectly controlled by any one or more members of such individual's Family. For purposes of this definition, the "Family" of an individual includes (1) such individual, (2) the individual's spouse, siblings, or ancestors, (3) any lineal descendant of such individual, or their siblings, or ancestors, or (4) a trust for the benefit of the foregoing.

   4.31 Registration Statement; Proxy Statement/Prospectus. The information supplied by the Company in writing for inclusion in the registration statement which includes the Proxy Statement/Prospectus, pursuant to which the shares of Parent Common Stock to be issued in the Merger will be registered with the SEC (the "Registration Statement"), shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements included therein not misleading.

   4.32 Tax Treatment. As of the date hereof, the Company has no Knowledge of any reason why the Merger will, and has not taken or agreed to take any action that could reasonably be expected to cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

   4.33 Opinion of Financial Advisor. The Company has received the written opinion of The Robinson-Humphrey Company LLC, its financial advisor, to the effect that, as of October 24, 2000, the Merger Consideration to be received by the Stockholders, based upon and subject to the assumptions and limitations set forth in such opinion, is fair to the Stockholders from a financial point of view. A copy of such opinion has been delivered to Parent.

   4.34 Brokers' and Finders' Fees. Except for fees to be paid to The Robinson-Humphrey Company, LLC, the Company has not incurred any brokers', finders' or any similar fee in connection with the transactions contemplated by this Agreement. The Company has previously delivered a true and complete copy of the agreement with The Robinson-Humphrey Company LLC to the Parent.

   4.35 No Pending Acquisitions. Except for this Agreement and the letter agreements dated October 28, 1999 and December 20, 1999 between Parent and the Company (collectively the "Confidentiality Agreement"), neither the Company nor its Subsidiaries is a party to or bound by any agreement, undertaking or commitment with respect to the acquisition of the capital stock or assets of another Person.

   4.36 Takeover Laws. The Company has taken all action required to be taken by it in order to exempt this Agreement and the Merger and the other transactions contemplated hereby from, and this Agreement is exempt from, the requirements of all anti-takeover Laws and regulations of the States of Georgia, Florida, California, or District of Columbia (collectively, "Takeover Laws").

   4.37 Affiliate Agreements. Section 4.37 of the Company Disclosure Letter sets forth each Person that is or is reasonably likely to be, as of the date hereof, deemed to be an Affiliate of the Company, and the Company has delivered to Parent executed agreements, dated as of the date hereof, in the form attached hereto as Exhibit 4.37 (an "Affiliate Letter") for each such Person.

   4.38 UK Data Protection Act Registration. With respect to the UK Company:

     (a) it has notified or applied to notify itself to the Data Protection Commissioner under the Data Protection Act 1998 in respect of all notifiable personal data held by it, and all due and requisite fees in respect of such notifications have been paid;

     (b) to the Knowledge of the UK Company, the details contained in such notifications or applications are correct, proper and suitable for the purposes for which the UK Company holds or uses the personal data which are the subject of them, and the contents of all such notifications or applications have been made available to the Parent and Merger Sub;

     (c) all personal data held by the UK Company has been held in accordance with the Data Protection Principles set forth in the Data Protection Act 1998;

     (d) there are no outstanding enforcement, de-registration or transfer prohibition notices or any other nature of notice under the Data Protection Act 1998 currently outstanding against the UK Company, nor is there any outstanding appeal against such notices. The UK Company is not aware of any circumstances which may give rise to the giving of any such notices to the UK Company;

     (e) there are no unsatisfied requests to the UK Company made by data subjects in respect of personal data held by the UK Company, nor any outstanding applications for rectification or erasure of personal data;

     (f) there are no outstanding claims for compensation for inaccuracy, loss or unauthorized disclosure of personal data, nor has the UK Company lost or made any unauthorized disclosure of any such data;

     (g) without prejudice to the specific provisions above, the UK Company has complied in all respects with the requirements of the Data Protection Act 1998.

   4.39 Compliance with United States Antiboycott Laws and Regulations. The Company and all of its Subsidiaries and Affiliates are in full compliance with the antiboycott laws and regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury, including but not limited to the prohibitions and reporting and filing requirements set forth in section 8 of the Export Administration Act of 1979 (50 U.S.C. (S) 2407), section 999 of the Code (26 U.S.C. (S) 999) and Part 760 of the Export Administration Regulations (15 C.F.R. Part 760). Neither the Company nor any of its Subsidiaries or Affiliates has taken or knowingly agreed to take any action prohibited by the Export Administration Act of 1979 with intent to comply with, further or support any boycott fostered or imposed by a foreign country against a country which is friendly to the United States and which is not itself the object of any form of boycott pursuant to United States law or regulation. Neither the Company nor any of its Subsidiaries or Affiliates has participated in or cooperated with an international boycott not sanctioned by United States law, regulation or executive order. Neither the Company nor any of its Subsidiaries, Affiliates or Schools has received any communication (written or oral) from any Governmental Entity or third party alleging that the Company or any of its Subsidiaries or Affiliates is not in compliance with the United States antiboycott laws and regulations.

   4.40 Intentionally Omitted.

   4.41 Intentionally Omitted.

   4.42 Disclosure. No representation or warranty by the Company in this Agreement and no statement contained in the Company Disclosure Letter or any certificate or document delivered by the Company to Parent pursuant to this Agreement, contains any untrue statement of a material fact or omits any material fact necessary to make the statements herein or therein not misleading when taken together in light of the circumstances in which they were made.

                                   ARTICLE 5

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

   Parent and Merger Sub represent and warrant to the Company on the date of this Agreement and as of the Closing Date, subject only to the exceptions specifically disclosed in writing in the disclosure letter dated as of the date hereof delivered to the Company by Parent pursuant to, and an integral part of, this Agreement (the "Parent Disclosure Letter"), which specifically identifies the Section and subsection numbers hereof to which the disclosures pertain, as follows:

   5.1 Organization; Business. Each of Parent and Merger Sub is a corporation duly and validly organized and existing under the Laws of the jurisdiction of its incorporation and is qualified to do business as a foreign corporation and in good standing in the jurisdictions where the ownership or leasing of property or the conduct of its business requires qualification as a foreign corporation by Parent except where the failure to so qualify could not reasonably be expected to have a Material Adverse Effect on Parent.

   5.2 Capitalization.

     (a) Capital Stock. The authorized capital stock of Parent consists of
  (1) 100,000,000 shares of Parent Common Stock, of which 20,291,560 shares are issued and outstanding as of the date hereof and (2) 1,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding as of the date hereof. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, of which 100 are issued and outstanding and held by Parent.

     (b) Listings. Parent Common Stock is listed for trading on the Stock Market. Except as set forth in the preceding sentence, Parent's securities are not listed or quoted, for trading on any U.S. domestic or foreign securities exchange.

     (c) Validly Issued. The shares of Parent Common Stock to be issued pursuant to the Merger have been duly authorized and, upon issuance, will be validly issued, fully paid and non-assessable.

   5.3 Authorization; Enforceability. The execution, delivery and performance by Parent and Merger Sub of this Agreement are within the corporate power and authority of each of Parent and Merger Sub and, subject to the provisions hereof, have been duly authorized by the Board of Directors of each of Parent and Merger Sub. Except as described in Section 5.7 hereof, no other corporate proceeding or action on the part of Parent and Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby. This Agreement is, and the other documents and instruments required by this Agreement to be executed and delivered by Parent and Merger Sub will be, when executed and delivered by Parent and Merger Sub, the valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their respective terms, except as the enforcement thereof may be limited by the Bankruptcy Exception.

   5.4 No Violation or Conflict. Subject to the receipt of the clearance or expiration or termination of the waiting period described in Section 7.1(a) and the approvals described in Section 7.1(b), the execution and delivery of this Agreement by Parent and Merger Sub and all documents and instruments required by this Agreement to be executed and delivered by Parent or Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby and Parent's and Merger Sub's compliance with the provisions hereof will not, result in any violation of any provision of the Certificate of Incorporation or Bylaws of Parent or Merger Sub.

   5.5 SEC Reports. Parent has filed with the SEC true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by it since December 31, 1996 under the Exchange Act or the Securities Act (as such documents have been amended since the time of their filing, collectively, the "Parent SEC Documents"). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents, including, without limitation, any financial statements or schedules included therein (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (2) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, at such time of filing.

   5.6 Books and Records; Parent Financial Statements.

     (a) Audited Parent Financial Statements. The Parent Financial Statements which are audited comply in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). The Parent Financial Statements fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the date set forth on each of such Parent Financial Statements and the consolidated results of operations and cash flows of Parent and its Subsidiaries for the periods indicated on each of the Parent Financial Statements.

     (b) Unaudited Parent Financial Statements. Those consolidated financial statements which are unaudited and contained in the Parent SEC Documents fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the date set forth on each of such consolidated financial statements and the consolidated results of operations and cash flows of Parent and its Subsidiaries for the periods indicated on each of such consolidated financial statements in accordance with GAAP applied on a consistent basis during the periods involved except that such unaudited consolidated financial statements do not reflect normal year-end adjustments and other adjustments described therein and do not contain footnote disclosure of the type associated with audited financial statements.

   5.7 Governmental Approvals. No permission, approval, determination, consent or waiver by, or any declaration, filing or registration with, any Governmental Entity or Accrediting Body is required by Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger or the other transactions contemplated by this Agreement, except for: (a) the approvals or filings in connection with the (1) HSR Act as described in Section 7.1(a), (2) the Securities Act (including, without limitation, filing of the Proxy Statement/Prospectus with the SEC), (3) the Exchange Act (including, without limitation, filing a Current Report on Form 8-K with the SEC), (4) the securities and blue sky Laws of various states, and (5) the rules and regulations of the Stock Market,

(6) the rules and regulations of the DOE and (7) the approval of the California Department of Consumer Affairs Bureau of Private Post-Secondary Vocational Education; (b) the filing of the Certificate of Merger as described in this Agreement; and (c) such permissions, approvals, determinations, consents, waivers, declarations, filings, or registrations that, if not obtained could not reasonably be expected to individually or in the aggregate, have a Material Adverse Effect on Parent, or materially impair Parent's or Merger Sub's ability to consummate the Merger and the other transactions contemplated hereby.

   5.8 Registration Statement; Proxy Statement/Prospectus. The information supplied by Parent in writing for inclusion in the Registration Statement which includes the Proxy Statement/Prospectus, shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements included therein not misleading.

   5.9 Tax Treatment. As of the date hereof, Parent has no Knowledge of any reason why the Merger will, and has not taken or agreed to take any action that could reasonably be expected to cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

   5.10 Operations of Merger Sub. Merger Sub is a direct, wholly-owned subsidiary of Parent, was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

   5.11 Opinion of Financial Advisor. Parent has received the opinion dated October 24, 2000 of Credit Suisse First Boston Corporation, its financial advisor, that, as of that date and on the basis of and subject to the matters referred to in the opinion, the Merger Consideration to be paid to the Stockholders was fair from a financial point of view to Parent.

   5.12 Brokers' and Finders' Fees. Except for fees to be paid to Credit Suisse First Boston Corporation, neither Parent nor Merger Sub has incurred any brokers', finders' or any similar fee in connection with the transactions contemplated by this Agreement.

   5.13 Vote Required. No vote of the Parent's stockholders is necessary to approve the Merger or this Agreement.

   5.14 Board Approval. The Board of Directors of each of Parent and Merger Sub has, on or prior to the date hereof, unanimously approved this Agreement, the Merger and the other transactions contemplated hereby.

   5.15 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Parent or its Subsidiaries or their properties (including, without limitation, their Intangible Assets) which has or could reasonably be expected to have the effect of prohibiting or materially impairing the conduct of any business by Parent or any of its Subsidiaries.

   5.16 Accreditation and State Licensure/Approval. There exists no fact or circumstance attributable to the Parent, any of its Subsidiaries or any of its or their schools which could have a negative impact on Parent's ability to obtain or maintain any authorization, consent or similar approval from the DOE or any other Governmental Entity or Accrediting Body whose authorization, consent or similar approval is contemplated in connection with this Agreement, including, without limitation, any authorization, consent or similar approval which must be obtained following the Closing from the DOE or any State in order to continue the operations of its schools as presently conducted.

   5.17 Existing Permits and Violations of Law. Parent, each of its Subsidiaries and each of its Schools has all material licenses, permits, accreditations, certificates, approvals, exemptions, orders, franchises, qualifications, permissions, agreements and governmental authorizations required by Law or by any Accrediting Body that has accredited such Schools and required for the conduct of the business of Parent, its Subsidiaries and its Schools as currently conducted. No action or proceeding is pending or, to the Knowledge of Parent, threatened that is reasonably likely to result in a revocation, non-renewal, termination, suspension or other material impairment of any Existing Permits of Parent, its Subsidiaries or its Schools, and, to the Parent's Knowledge, there is no basis for non-renewal of any Existing Permit. No application made by Parent, any of its Subsidiaries or any of its Schools for any material permit, license, accreditation or other authorization during the past four (4) years has been denied. The business of Parent, its Subsidiaries and its Schools is not being conducted in violation of any applicable Law or Accrediting Body standard, except for violations which could not reasonably be expected to have a Material Adverse Effect. No Governmental Entity or applicable Accrediting Body has indicated to Parent, any Subsidiary of Parent or any of its Schools an intention to conduct an investigation or review with respect to the Parent, its Subsidiaries or its Schools. Parent, each of its Subsidiaries and each School has filed all reports, documents, information, applications and returns required to be filed by it on or prior to the date hereof with Governmental Entities or applicable Accrediting Bodies, except where the failure to make such filing could not reasonably be expected to have a Material Adverse Effect.

   5.18 Regulatory Matters.

     (a) Revenue Thresholds. For the fiscal year ended December 31, 1999 and as of the date of this Agreement, each school of Parent has no more than ninety percent (90%) of its revenues derived from the Title IV Programs or pursuant to the Title IV Programs as determined in accordance with 34 C.F.R. (S) 600.5(d). For purposes of this Section 4.21, "revenues" does not include any loans or scholarships issued by the Company, the School or any of their affiliates.

     (b) Accreditation Matters. Each School of the Parent which participates in Title IV has, and for the three (3) years prior to the date hereof had, all accreditations required to conduct the business of such school as presently conducted, is certified by the DOE as an eligible institution under Title IV and is a party to, and in compliance with, a valid program participation agreement with the DOE with respect to the operations of such School, except where any failure to comply with a valid program participation agreement could not reasonably be expected to have Material Adverse Effect on the Parent. Neither the Parent nor any of its Subsidiaries has received any notice with respect to any alleged violation of a legal requirement, rule, regulation or standards of the DOE or other Governmental Entity or any applicable Accrediting Body in respect to such school of Parent, including with respect to recruitment, sales and marketing activities, or the terms of any program participation agreement to which such school or the Parent is or was a party. The Parent has no Knowledge of any investigation, audit or review of the Parent's or any of its school's student financial aid programs or any review of accreditation of any school by any Governmental Entity or Accrediting Body.

     (c) Student Recruiting. Since July 1, 1994, no admissions representative, agent or any other person or entity engaged, directly or indirectly, in any student recruiting or admission activities or in making decisions regarding the awarding of Title IV Program funds for or on behalf of the Parent or any school of Parent has been paid, provided or contracted for any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid.

     (d) Recruitment; Admissions Procedures; Attendance Reports.

       (1) To the Knowledge of the Company, the operations of the Company and each school have been conducted in all material respects in accordance with the Parent's policy guidelines and all relevant standards and requirements imposed by applicable Accrediting Bodies, and other agencies administering any student financial assistance programs in which the Parent or any of its schools participates.

       (2) To the Knowledge of the Parent, all student financial assistance grants and loans have been calculated and made and all disbursements and record keeping relating thereto have been completed, in compliance with federal and state requirements, and there are no material deficiencies in respect thereof.

   5.19 Disclosure. No representation or warranty to Parent in this Agreement and no statement contained in the Parent Disclosure Letter or any certificate or document delivered by Parent to the Company pursuant to this Agreement, contains any untrue statement of a material fact or omits any material fact necessary to make the statements herein or therein not misleading when taken together in light of the circumstances in which they were made.

                                   ARTICLE 6

                            COVENANTS AND AGREEMENTS

   6.1 Conduct of Business by the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, the Company agrees, except as set forth in Section 6.1 of the Company Disclosure Letter or to the extent that Parent shall otherwise consent in writing, and to cause each of its Subsidiaries to, carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay timely its debts and Taxes, subject to good faith disputes over such debts or taxes, and on the same payment terms such debts and taxes have historically been paid, to collect its receivables in the same manner and on the same terms such receivables have historically been collected, to timely pay or perform other material obligations when due, and to use all commercially reasonable efforts consistent with past practices and policies to preserve intact the Company's present business organizations, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with the Company and its Subsidiaries, to the end that the Company's goodwill and ongoing businesses be unimpaired at the Effective Time. The Company shall promptly notify Parent of any material event or occurrence not in the ordinary course of business of the Company. Except as expressly provided for by this Agreement or as set forth in Section 6.1 of the Company Disclosure Letter, the Company shall not, and shall cause its Subsidiaries not to, prior to the Effective Time or earlier termination of this Agreement pursuant to its terms, without the prior written consent of Parent:

     (a) except as required by the Company Benefit Plans, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under the Company Benefit Plans or authorize cash payments in exchange for any options granted under any of such plans;

     (b) enter into any partnership agreements, joint development agreements or strategic alliance agreements;

     (c) increase the pay or other compensation or grant any severance or termination pay (1) to any executive officer or director or (2) to any other employee except payments made in connection with the termination of employees who are not executive officers in amounts consistent with its policies and past practices or pursuant to written agreements in effect, or policies existing, on the date hereof and as disclosed in Section 4.27 of the Company Disclosure Letter;

     (d) transfer or license to any person or entity or otherwise extend, amend or modify any rights to its Intangible Assets;

     (e) commence any litigation other than (1) for the routine collection of bills, or (2) in such cases where the Company in good faith determines that failure to commence suit could result in the material impairment of a valuable aspect of the Company's business; provided that the Company consults with the Parent prior to the filing of such a suit;

     (f) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company;

     (g) redeem, repurchase or otherwise acquire, directly or indirectly, recapitalize or reclassify any shares of its capital stock;

     (h) issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class or securities convertible into, or subscriptions, rights, warrants or options to acquire, or enter into other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of Company Common Stock pursuant to the exercise of Company stock options outstanding as of the date of this Agreement;

     (i) cause, permit or propose any amendments to its Articles or Company Bylaws, or amend any Material Contract;

     (j) sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to its business, except in the ordinary course of business consistent with past practice, or liquidate, in whole or in part;

     (k) incur any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities of the Company or guarantee any debt securities of others;

     (l) adopt or amend any Company Benefit Plan or increase the salaries or wage rates of any of its employees, including but not limited to (but without limiting the generality of the foregoing), the adoption or amendment of any stock purchase or option plan, the entering into of any employment contract not in the ordinary course of business or the payment of any special bonus or special remuneration to any director or employee, other than bonuses reflected on the Company Financial Statements;

     (m) revalue any assets, including without limitation writing down the value of inventory, writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice or waiving any right of material value;

     (n) pay, discharge or satisfy in an amount in excess of $50,000 (in any one case) or $50,000 (in the aggregate), any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), including, without limitation, under any employment contract or with respect to any bonus or special remuneration, other than the payment, discharge or satisfaction in the ordinary course of business of liabilities of the type reflected or reserved against in the Company balance sheet dated as of June 30, 2000 included in the Company Financial Statements;

     (o) make or change any material election in respect of Taxes, adopt or change in any material respect any accounting method in respect of Taxes, file any amendment to a material Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes (except settlements effected solely through payment of immaterial sums of money), or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

     (p) enter into any Material Contract other than in the usual, regular and ordinary course of business consistent with past practices and policies;

     (q) amend or terminate any its Existing Insurance Policies;

     (r) make any changes with respect to the tuition, fees, program duration or curricula of any of the programs offered by any School, including, without limitation, implementing any new foreign exchange student programs except for non-material changes;

     (s) hire, fire (other than for cause) or change the responsibilities or work location of any employee or prospective employee whose annual compensation is greater than $75,000 and whose employment cannot be terminated by it on thirty days notice without liability; or

     (t) take, or agree in writing or otherwise to take, any of the actions described above, or any other action which could cause or could be reasonably likely to cause any of the conditions to the Merger, not to be satisfied.

   6.2 Conduct of Business by Parent. Except as expressly provided for by this Agreement, from and after the date of this Agreement and until the earlier of the termination of this Agreement or the Effective Time, Parent shall: (a) carry on its business in the usual, regular and ordinary course substantially in the same manner as heretofore carried on, (b) not knowingly do any act or omit to do any act that could result in a breach of any representation, warranty or covenant of Parent set forth in this Agreement, (c) not take, or agree in writing or otherwise to take, any other action which could cause or could be reasonably likely to cause any of the conditions to the Merger, not to be satisfied and (d) not enter into any agreement, arrangement or understanding with respect to any of the foregoing.

   6.3 Access. Subject to the provisions of the Confidentiality Agreement, from and after the date of this Agreement and until the earlier of the termination of this Agreement or the Effective Time, upon reasonable request and during normal business hours, the Company shall afford to Parent and Parent's agents, accountants, officers, employees, attorneys and other authorized advisers and representatives reasonable access, during normal business hours, to its properties, facilities, books, records, financial statements and other documents and materials relating to its financial condition, assets, liabilities and business. In addition, during such time period, the Company shall confer and consult with representatives of Parent to report on operational matters, financial matters and the general status of ongoing business operations of the Company. From time to time after the date of this Agreement and until the earlier of the termination of this Agreement or the Effective Time the Company shall furnish promptly to Parent a copy of each report, schedule and other document filed by the Company, or received by the Company after the date of this Agreement pursuant to the requirements of federal or state securities Laws promptly after such documents are available.

   6.4 Meeting of Stockholders. The Company shall, consistent with its Articles of Incorporation and Bylaws, call and hold a special meeting of its stockholders, as promptly as practicable for the purpose of voting upon the adoption or approval of this Agreement (the "Special Meeting"), and shall use its best efforts to hold its Special Meeting as soon as practicable after the date on which the Registration Statement becomes effective. The Company shall, subject to the applicable fiduciary duties of its directors, as determined by such directors in good faith with the written advice of its independent counsel (who may be its regularly engaged independent legal counsel), (1) use its best efforts to solicit from its stockholders proxies in favor of the adoption or approval, as the case may be, of the Merger, (2) take all other action necessary or advisable to secure the vote or consent of stockholders, as required by the GBCC to obtain such adoption or approvals, and (3) include in the Proxy Statement/Prospectus the recommendations of its respective Board of Directors in favor of the Merger.

   6.5 Registration Statement; Proxy Statement/Prospectus.

     (a) As promptly as practicable after the date of this Agreement, the Company shall supply Parent with the information pertaining to the Company required by the Securities Act or the Exchange Act, as the case may be, for inclusion or incorporation by reference in (1) the Registration Statement, which information will not, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (2) the proxy statement relating to the meeting of the Stockholders to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the "Proxy Statement/Prospectus"), which information will not, at the date mailed to stockholders and at the time of the Special Meeting of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by the Company with respect to statements made in the Proxy Statement/Prospectus or the Registration Statement based on information supplied by Parent or Merger Sub in writing for inclusion in such documents. If before the Effective Time, any event or circumstance relating to the Company or any of its Subsidiaries, or their respective officers or directors, should be discovered by the Company that should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement/Prospectus, the Company shall promptly inform Parent and shall assist in the preparation of appropriate amendments or supplements to the Proxy Statement/Prospectus.

     (b) As promptly as practicable after the date of this Agreement, Parent shall supply the Company with the information pertaining to Parent required by the Securities Act or the Exchange Act, as the case may be, for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus, which information will not, at the date mailed to stockholders and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by Parent with respect to statements made in the Registration Statement or Proxy Statement/Prospectus based on information supplied by the Company in writing for inclusion in such documents. If before the Effective Time, any event or circumstance relating to Parent or any of its Subsidiaries, or their respective officers or directors, should be discovered by Parent that should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement/Prospectus, Parent shall promptly inform the Company and shall make appropriate amendments or supplements to the Registration Statement or Proxy Statement/Prospectus.

     (c) As promptly as practicable after the date of this Agreement, the Company and Parent shall prepare and file with the SEC the Proxy Statement/Prospectus relating to the Company's Special Meeting. As promptly as practicable after comments are received from the SEC on the preliminary proxy materials and after the furnishing by the Company and Parent of all information required to be contained therein, Parent shall promptly prepare and file with the SEC the Registration Statement, in which the Proxy Statement/Prospectus shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued to the Stockholders pursuant to the Merger. Parent shall use all reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and shall take any action required under applicable federal or state securities Laws in connection with the issuance of shares of Parent Common Stock pursuant to the Merger. The Company shall furnish all information concerning the Company as Parent may reasonably request in connection with such actions and the preparation of the Registration Statement. As promptly as practicable after the Registration Statement becomes effective, the Company shall mail the Proxy Statement/Prospectus to its stockholders.

   6.6 Blue Sky Laws. Parent shall take such steps as may be necessary to comply with the securities and blue sky Laws of all jurisdictions which are applicable to the issuance of Parent Common Stock pursuant hereto.

   6.7 Listing. Promptly after the date of this Agreement, Parent shall prepare and file an application to list on the Stock Market the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, and to obtain approval for the listing of such shares of Parent Common Stock on the Stock Market prior to the Effective Time, subject only to official notice of issuance.

   6.8 SEC Actions. Parent will advise the Company, promptly after Parent receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Parent Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

   6.9 Accountants' "Comfort" Letters. The Company and Parent will each use their reasonable best efforts to cause to be delivered to each other letters from their respective independent accountants, the first letter dated a date within two business days before the effective date of the Registration Statement and the second letter dated a date within two business days before the Closing Date, in form and substance reasonably satisfactory to the recipient and customary in scope and substance for comfort letters delivered by independent accountants in connection with registration statements similar to the Registration Statement.

   6.10 Additional Reports. In accordance with Section 6.3, the Company and Parent shall each furnish to the other copies of any Company SEC Documents or Parent SEC Documents, as the case may be, which it files with the SEC on or after the date hereof, and the Company and Parent, as the case may be, represents and warrants that as of the respective dates thereof, such reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading. Any unaudited consolidated interim financial statements included in such reports (including any related notes and schedules) will fairly present, in all material respects, the financial position of the Company or Parent, as the case may be, as of the dates thereof and the results of operations and changes in financial position or other information included therein for the periods or as of the dates then ended, in each case in accordance with past practice and GAAP consistently applied during the periods involved (except that such unaudited financial statements exclude footnote disclosures necessary for a fair presentation which would make them in compliance with GAAP, and such financial statements are subject, where appropriate, to normal year-end adjustments).

   6.11 Confidentiality Agreement. The Company and Parent agree that the Confidentiality Agreement remains in effect, but shall at the Effective Time be deemed to have terminated without further action by the parties.

   6.12 Regulatory and Other Approvals.

     (a) The Company and Parent will (1) take all reasonable actions necessary to file as soon as practicable, notifications under the HSR Act and the other Antitrust Laws, (2) comply at the earliest practicable date with any request for additional information received from the Federal Trade Commission or Antitrust Division of the Department of Justice pursuant to the HSR Act or from any other Governmental Entity pursuant to the other Antitrust Laws, and (3) request early termination of the applicable waiting period.

     (b) The Company will cooperate with Parent to take all commercially reasonable steps necessary or desirable, and proceed diligently and in good faith and use all commercially reasonable efforts, as promptly as practicable to (1) solicit input from Governmental Entities and Accrediting Bodies regarding the process of obtaining regulatory, Accrediting Body and DOE approvals, obtain all state education regulatory body, Accrediting Body and DOE approvals, make all filings with and give all notices to Governmental Entities and Accrediting Bodies, and obtain all licenses required of the Company to consummate the Merger and other transactions contemplated hereby, including without limitation those described in the Company Disclosure Letter, (2) provide such other information and communications to such Governmental Entities and Accrediting Bodies or other persons as Parent or such Governmental Entities and Accrediting Bodies may request and (3) obtain all state education regulatory body, Accrediting Body and DOE approvals, making all filings with and giving all notices to Governmental Entities and Accrediting Bodies and obtaining all licenses required of Parent to consummate the Merger and other transactions contemplated hereby. The Company will provide prompt notification to Parent when any such state education regulatory body, Accrediting Body or DOE approval or license referred to in clause (a) above is obtained, taken, made or given, as applicable, and will promptly advise Parent of any communications (and promptly provide copies of any such communications that are in writing or filings) with any Governmental Entity or Accrediting Body regarding the Merger or any of the transactions contemplated by this Agreement. In addition:

       (1) Parent shall within ten (10) days from the date of this Agreement file a pre-acquisition application with DOE in order to obtain a written statement from DOE, to the satisfaction of Parent in its sole discretion, that the DOE does not see any impediment to issuing a "Temporary Program Participation Agreement" to AIU following the Closing, which agreement will prevent any interruption of Title IV Program funds from the DOE to AIU and will not include (A) unusual or burdensome conditions, including, but not limited to, any requirement to administer Title IV Program funds on a reimbursement or cash monitoring basis or to post a letter of credit or other financial security with the DOE in an amount which is reasonably expected by Parent to materially reduce the economic benefits that Parent or its Affiliates anticipated to receive in the Merger, or (B) any requirement that would impose restrictions or limitations in the activities of Parent or its Affiliates unrelated to the Company or its Schools (the "TPPA"); provided, however, that the filing deadline contained in this
    Section 6.12(b)(1) shall be contingent on the Company cooperating fully with Parent to provide all information and materials necessary for Parent timely to file such pre-acquisition application.

       (2) The Company and Parent will promptly and regularly advise each other concerning the occurrence and status of any discussions or other communications, whether oral or written, with any state education regulating body, Accrediting Body or Governmental Entity or other third party with respect to any consent or the TPPA, including any difficulties or delays experienced in obtaining any consent, and of any conditions proposed, considered, or requested by any consent or the TPPA.

       (3) Parent will cooperate fully with the Company in its efforts to obtain any consents and the TPPA, but Parent will not be required to
    (i) make any expenditure or payment of funds or (ii) permit any adverse changes in, or the imposition of any adverse condition to, any approval, license, or contract as a condition to obtaining any consent or the TPPA. Such cooperation shall include Parent's full cooperation in timely filing applications and other documents (including applications and other documents filed prior to the Closing) necessary to obtain any consent or the TPPA.

       (4) Parent will allow the Company agents and representatives to participate in any meetings or telephone calls with any state education regulatory body, Accrediting Body or Governmental Entity to discuss the status of any consent or the TPPA; provided, however, that the Company and its agents will confer in advance with Parent to agree on the issues to be discussed in such meeting or telephone call and will not introduce any issues that are not agreed to in advance and will not respond to any compliance issues first introduced in such meeting or telephone call by the state education regulatory body, Accrediting Body or Governmental Entity.

       (5) The Company will ensure that its appropriate officers and employees shall be available to attend, as any Governmental Entity may reasonably request, any scheduled hearings or meetings in connection with obtaining any consent or the TPPA.

     (c) Subject to the terms and conditions herein provided, the Company and Parent will take all reasonable steps necessary or desirable, and proceed diligently and in good faith and use all reasonable efforts to obtain all approvals required by any contract to consummate the transactions contemplated hereby.

     (d) The Company and Parent shall use all reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the Antitrust Laws. In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, and, if by mutual agreement, Parent and the Company decide that litigation is in their best interests, each of Parent and the Company shall cooperate and use all reasonable efforts vigorously to contest and resist any such action or proceedings and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of any such transaction. Each of Parent and the Company shall use all reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the date of this Agreement. The obligations of Parent under this Section 6.12 with respect to the Antitrust Laws shall not require Parent to obtain or attempt to obtain any such waiver, permit, consent, approval or authorization if obtaining such waiver, permit, consent, approval or authorization would require disposition of any assets of Parent.

   6.13 No Solicitation.

     (a) From and after the date of this Agreement until the earlier of the termination of this Agreement or the Effective Time, except in compliance with this Section 6.13, the Company will not, and will not permit its directors, officers, employees, investment bankers, attorneys, accountants or other representatives, agents or Affiliates to, directly or indirectly,
  (1) solicit, initiate, or encourage any Acquisition Proposals or any inquiries or proposals that could reasonably be expected to lead to any Acquisition Proposals, (2) engage in discussions with third parties, or negotiations concerning, or provide any non-public information to any person or entity in connection with, any Acquisition Proposal or (3) agree to, approve, recommend or otherwise endorse or support any Acquisition Proposal. As used herein, the term "Acquisition Proposal" shall mean any proposal relating to a possible (1) merger, consolidation or similar transaction involving the Company or any of its Subsidiaries, (2) sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any assets of the Company or any of its Subsidiaries representing, in the aggregate, 10% or more of the assets of the Company on a consolidated basis, (3) issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 10% or more of the votes attached to the outstanding securities of the Company,
  (4) transaction with the Company in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 10% or more of the outstanding shares of Company Class A Common Stock or Company Class B Common Stock, (5) liquidation, dissolution, recapitalization or other similar type of transaction with respect to the Company, or (6) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term "Acquisition Proposal" shall not include the Merger and the transactions contemplated hereby. The Company will, and will direct all its directors, officers, employees, investment bankers, attorneys, accountants and other representatives, agents and Affiliates to, immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

     (b) Notwithstanding the provisions of Section 6.13(a) above, if a corporation, limited liability company, limited liability partnership, partnership, person or other entity or group (a "Third Party") after the date of this Agreement submits to the Company's Board of Directors an unsolicited, bona fide, written Acquisition Proposal, and the Company's Board of Directors reasonably determines in good faith, after receipt of advice from outside legal counsel that the failure to engage in discussions with the Third Party concerning such Acquisition Proposal would cause the Company's Board of Directors to breach its fiduciary duties to the Company and its shareholders, and after consultation with The Robinson-Humphrey Company LLC, or any other nationally recognized investment bank, then, in such case, (1) the Company may (A) furnish information about its business, to the Third Party under protection of an appropriate confidentiality agreement containing customary limitations on the use and disclosure of all non-public written or oral information furnished to such Third Party, provided the Company must contemporaneously furnish to Parent all such non-public information furnished to the Third Party and (B) negotiate and participate in discussions and negotiations with such Third Party and (2) if the Company's Board of Directors determines that such an Acquisition Proposal is a Superior Proposal (as defined below), the Company's Board of Directors may (subject to the provisions of this Section 6.13) (A) withdraw or adversely modify its approval or recommendation of the Merger and recommend such Superior Proposal or (B) terminate this Agreement, in each case, at any time after the second business day following delivery of written notice to Parent (a "Notice of Superior Proposal") advising Parent that the Company's Board of Directors has received a Superior Proposal, identifying the Third Party and specifying the material terms and conditions of such Superior Proposal. The Company may take any of the foregoing actions pursuant to the preceding sentence if, and only if, an Acquisition Proposal that was a Superior Proposal continues to be a Superior Proposal in light of any improved proposal submitted by Parent, considered in good faith by the Company and with the advice of a financial advisor of nationally recognized reputation, including, without limitation, The Robinson-Humphrey Company LLC, prior to the expiration of the two business day period specified in the preceding sentence. The Company shall provide Parent with a final written notice, at least twenty-four (24) hours, before accepting any Superior Proposal. For purposes of this Agreement, "Superior Proposal" means any unsolicited, bona fide, written Acquisition Proposal for consideration consisting of cash (not subject to a financing contingency) and/or securities, and otherwise on terms which the Company's Board of Directors determines (based on the written advice of a financial advisor of nationally recognized reputation, including, without limitation, The Robinson-Humphrey Company LLC) are more favorable to the Company's shareholders from a financial point of view than the Merger (or other revised proposal submitted by Parent as contemplated above), after consultation with its outside legal counsel and that the Third Party is reasonably likely to consummate the Superior Proposal on the terms proposed. Nothing contained herein shall prohibit the Company from taking, and disclosing to its shareholders, a position required by Rule 14d-9(e) under the Exchange Act prior to the second business day following Parent's receipt of a Notice of Superior Proposal, provided that the Company does not withdraw or modify its position with respect to the Merger or approve or recommend an Acquisition Proposal.

     (c) The Company will notify Parent immediately, and in any event within 24 hours, if (1) a bona fide Acquisition Proposal is made or is modified in any respect (including any written material provided by the offeror the principal terms and conditions of any such Acquisition Proposal or modification thereto and the identity of the offeror) or (2) the Company furnishes non-public information to, or enters into discussions or negotiations with respect to an Acquisition Proposal with, any Third Party.

     (d) In addition to the obligations of Company set forth in paragraph
  (a), (b) and (c) of this Section 6.13, Company, as promptly as practicable, will advise Parent orally and in writing of any request for information which Company reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, and the material terms and conditions of such request, Acquisition Proposal or inquiry, Company will keep Parent informed in all material respects of the status of any such request, Acquisition Proposal or inquiry. In addition to the foregoing, Company will (1) provide Parent with prior written notice of any meeting of Company's Board of Directors (or any committee thereof) at which Company's Board of Directors is expected or could be expected to consider a Superior Proposal and
  (2) provide Parent with prior written notice of a meeting of a Company's Board of Directors (or any committee thereof) at which Company's Board of Directors is expected or could be expected to recommend a Superior Proposal to its shareholders and together with such notice a copy of the definitive documentation relating to such Superior Proposal to the extent such documentation is then available (and otherwise provide such definitive documentation as soon as available).

     (e) It is understood and agreed that, without limitation of the Company's obligations hereunder, any violation of this Section 6.13 by any director, officer, Affiliate, investment bank, financial advisor, accountant, attorney or other advisor or representative of the Company, whether or not such person or entity is purporting to act on behalf of the Company, shall be deemed to be a breach of this Section 6.13 by the Company. The Company agrees that, as of the date hereof, it, its Affiliates and their respective directors, officers, employees, investment bankers, attorneys, accountants and other representatives and agents, shall immediately cease and cause to be terminated any existing activities, discussions and negotiations with any Third Party (other than Parent and its representatives) conducted heretofore with respect to any Acquisition Proposal.

   6.14 Public Announcements. Any public announcement made by or on behalf of either Parent or the Company prior to the termination of this Agreement pursuant to Article 8 hereof concerning this Agreement, the transactions described herein or any other aspect of the dealings heretofore had or hereafter to be had between the Company and Parent and their respective Affiliates must first be approved by the other party (any such approval not to be unreasonably withheld or delayed), subject to either party's obligations under applicable Law or Stock Market or Bulleting Board listing requirements or rules (but such party shall use its reasonable best efforts to consult with the other party as to all such public announcements).

   6.15 Expenses.

     (a) Except as set forth in this Section 6.15 and Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

     (b) The Company and Parent each agree to pay of any printing, mailing and filing expenses of the Proxy Statement/Prospectus and pre-merger notification and report forms under the HSR Act.

     (c) In connection with any claim, dispute, disagreement or other conflict involving the enforcement of this Article 6 or Section 8.3, the parties agree that the prevailing party shall be reimbursed by the other party for all reasonable attorneys' fees and costs and expenses associated with such conflict.

   6.16 Certain Benefit Plans.

     (a) Following the Effective Time and until the first anniversary thereof, Parent shall cause employees of the Company immediately preceding the Effective Time ("Company Employees") to be covered under employee benefit plans that are substantially comparable, in the aggregate, to the employee benefit plans provided by Parent to employees of its other schools. Parent shall cause service with the Company to be recognized as service for purposes of all employee benefit plans and compensation arrangements applicable to Company Employees after the Effective Time, to the extent such service is credited under comparable plans and arrangements of the Parent's other schools.

     (b) Prior to the Closing Date, the Company's Board of Directors shall adopt a resolution freezing and terminating each Company Benefit Plan which contains a cash or deferred arrangement subject to Section 401(k) of the Code. As soon as practical after the Closing, Parent may cause the terminated Company Benefit Plan to be filed with the Internal Revenue Service for a favorable determination letter and shall take such other steps as it deems necessary in its sole discretion with respect to the terminated Company Benefit Plan. Parent agrees that it shall assume and be solely responsible for any obligations under COBRA associated with applicable Company Benefit Plans.

   6.17 Indemnification.

     (a) From and after the date of this Agreement through and including the Effective Time (without regard to the termination of this Agreement), neither Parent nor the Company will take any action, nor permit any action to be taken, which would change or amend the provisions of the Articles of Incorporation or the Bylaws of the Company in effect on the date hereof relating to limitation of liability or indemnification inconsistent with its obligations under Section 6.17(b) hereof or eliminate or make any modification in the Company's existing directors' and officers' insurance inconsistent with its obligations under Section 6.17(c) hereof. Parent agrees that from and after the Effective Time all rights to indemnification now existing in favor of individuals who at or prior to the Effective Time were directors or officers of the Company or any of its Subsidiaries as set forth in the Articles of Incorporation or the Bylaws of the Company shall survive the Merger with respect to matters existing or occurring at or prior to the Effective Time and shall continue in full force and effect for a period of six years following the Effective Time.

     (b) The Company shall, and from and after the Effective Time, the Surviving Corporation shall and Parent shall cause the Surviving Corporation to, indemnify, defend and hold harmless (and advance expenses to) each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of the Company (each individually an "Indemnified Party" and, collectively, the "Indemnified Parties") to the same extent such Persons are indemnified as of the date of this Agreement by the Company pursuant to any agreements between such person and the Company and the Company's Articles of Incorporation and Bylaws against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the Indemnifying Party as a result of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based on or arising out of the fact that such person is or was a director or officer of the Company or any of its Subsidiaries or out of or in connection with activities in such capacity, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based on, or arising out of, or pertaining to this Agreement or the transactions contemplated hereby. Without limiting the generality or effect of the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the Effective Time) and, in the written opinion of counsel to an Indemnified Party, under applicable standards of professional conduct, there is a conflict of interest on any significant issue between the position of the Company and an Indemnified Party, the Indemnified Parties may retain counsel, which counsel shall be reasonably satisfactory to the Company (or the Surviving Corporation after the Effective Time), and the Company shall (or after the Effective Time, Parent will cause the Surviving Corporation to) pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, provided, however that (1) Parent or the Surviving Corporation shall have the right, from and after the Effective Time, to assume the defense thereof (which right shall not affect the right of the Indemnified Parties to be reimbursed for separate counsel as specified in the preceding sentence), (2) the Company and the Indemnified Parties will cooperate in the defense of any such matter and (3) neither Parent, the Company nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent. Any Indemnified Party wishing to claim indemnification under this Section 6.17, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify both Parent and the Company (or, after the Effective Time, the Surviving Corporation) (but the failure to so notify shall not relieve a party from any liability which it may have under this Section 6.17 except and only to the extent such failure materially prejudices such party). The Indemnified Parties as a group may not retain more than one counsel to represent them with respect to each such matter unless there is, in the written opinion of counsel to an Indemnified Party, under applicable standards of professional conduct, a conflict of interest on any significant issue between the positions of any two or more Indemnified Parties. The Company, Parent and Merger Sub agree that all rights to indemnification contained in this
  Section 6.17, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities.

     (c) The Company shall and, from and after the Effective Time, the Surviving Corporation shall and Parent shall cause the Surviving Corporation to, cause to be maintained in effect for not less than six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company; provided, however, that if the Surviving Corporation is required to pay an annual premium in excess of 110% of the last annual premium of such insurance, the Surviving Corporation may, but is not obligated to, substitute therefor policies with substantially the same coverage amount and terms as the directors' and officers' liability insurance maintained for the benefit of Parent's directors and officers.

     (d) This Section 6.17 shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, the Surviving Corporation and the Indemnified Parties, shall be binding on all successors and assigns of Parent and the Surviving Corporation and shall be enforceable by the Indemnified Parties.

   6.18 Takeover Law. Neither the Company, Parent nor Merger Sub shall take any action that would cause the Merger or the other transactions contemplated by this Agreement to be subject to the requirements of any Takeover Law. If any Takeover Law shall become applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company and Parent and their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement, and otherwise act to eliminate or minimize the effects of such Takeover Law on the Merger and the other transactions contemplated by this Agreement.

   6.19 Notification of Certain Matters. Between the date of this Agreement and the Effective Time, each of the Company and Parent will promptly notify the other in writing if such Party becomes aware of any development, fact or condition that (1) is reasonably likely, individually or with other existing developments, facts or conditions, to result in a Material Adverse Effect with respect to such Party, or (2) causes or constitutes a breach of any agreement or covenant under this Agreement applicable to such Party or of such Party's representations and warranties as of the date of this Agreement, or if such Party becomes aware of the occurrence after the date of this Agreement of any fact or condition that would cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition.

   6.20 Tax-Free Reorganization Treatment. Prior to the Effective Time, the Parties shall use their best efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368 of the Code and shall not knowingly take or fail to take any action which action or failure to act would jeopardize the qualification of the Merger as a reorganization within Section 368 of the Code. Without limiting the foregoing, each of the Parties shall execute and deliver to counsel to each of the Parties such representation letters as may be reasonably requested by such law firms in connection with their delivery of opinions with respect to the transactions contemplated hereby.

   6.21 Exemption from Liability under Section 16(b).

     (a) Provided that Company delivers to Parent the Section 16 Information (as defined below) with respect to Company prior to the Effective Time, the Board of Directors of Parent, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), will adopt a resolution in advance of the Effective Time providing that the receipt by Company Insiders (as defined below) of Parent Common Stock in exchange for shares of Company Common Stock, pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act.

     (b) "Section 16 Information" shall mean information accurate in all respects regarding Company Insiders, the number of shares of Company Common Stock or other Company equity securities deemed to be beneficially owned by each Company Insider and expected to be exchanged for Parent Common Stock in connection with the Merger.

     (c) "Company Insiders" shall mean those officers and directors of Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act who are listed in the Section 16 Information.

   6.22 Real Estate Deliveries. The Company shall use its commercially reasonable efforts to deliver to Parent at least ten (10) days prior to the Closing, the following with respect to each of the Leases: (1) an estoppel, consent and amendment agreement from each of the landlords, joined by the tenant thereof, in the form attached hereto as Exhibit 5.20-A and (2) a subordination, nondisturbance and attornment agreement from each mortgagee or trustee under a deed of trust or underlying or ground lessor in the form attached hereto as Exhibit 5.20-B; provided, however that the Company shall not be required to deliver the document referred to in (2) above in any case in which the Company has delivered to Parent a document between the Company and the other parties to any Lease in effect as of the date hereof which provides to Parent substantially similar rights.

   6.23 Reasonable Efforts. So long as this Agreement has not been terminated, the Company, the Parent and Merger Sub shall: (1) promptly make their respective filings (including, without limitation, filings required pursuant to the Securities Act and the Exchange Act), obtain waivers, consents, permits and approvals, and thereafter make any other submissions required under all applicable Laws in order to consummate the Merger and the other transactions contemplated hereby and (2) use their respective commercially reasonable efforts to promptly take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate to consummate the Merger and the other transactions contemplated by this Agreement.

   6.24 Affiliate Agreements.

     (a) Not later than the 15th day prior to the mailing of the Proxy Statement/Prospectus, the Company shall deliver to Parent, a schedule of each Person that is or is reasonably likely to be, as of such date, deemed to be an Affiliate of the Company and who was not previously disclosed pursuant to Section 4.37 or for whom the Company has not delivered an Affiliate Letter pursuant to Section 4.37.

     (b) The Company shall use its best efforts to cause each Person referred to in Section 6.24(a) who may be deemed to be an Affiliate of the Company, to execute and deliver to Parent on or before the date of mailing of the Proxy Statement/Prospectus an Affiliate Letter.

   6.25 No Rights Triggered. Each of the Company and Parent shall use their respective reasonable best efforts to ensure that the entering into of this Agreement and the consummation of the transactions contemplated hereby and any other action or combination of actions, or any other transactions contemplated hereby, do not and will not result in the grant of any rights to any Person under any agreement to which it or any of its Subsidiaries is a party.

   6.26 Intentionally Omitted.

   6.27 Shareholder Litigation. The Parties shall cooperate and consult with one another, to the fullest extent possible, in connection with any stockholder litigation against any of them or any of their respective directors or officers with respect to the transactions contemplated by this Agreement. In furtherance of and without in any way limiting the foregoing, each of the Parties shall use its respective reasonable best efforts to prevail in such litigation so as to permit the consummation of the transactions contemplated by this Agreement in the manner contemplated by this Agreement. Notwithstanding the foregoing, the Company shall not compromise or settle any litigation commenced against it or its directors or officers relating to this Agreement or the transactions contemplated hereby (including the Merger) without Parent's prior written consent, which shall not be unreasonably withheld.

   6.28 Operational Matters.

     (a) Cooperation Regarding Post-Signing Operations. After the execution of this Agreement, the Company shall cooperate with the Parent in developing post-Closing transition policies with respect to management information systems, marketing, admissions, personnel, outsourcing, operations, regulatory matters and accounting, including, without limitation, meeting regularly (at such times as shall be mutually agreed upon by the Company and Parent) with on-site transition teams of Parent with respect to marketing, management information systems, regulatory matters and accounting.

     (b) Matters. The Company shall maintain its marketing expenditures to the extent set forth in the Company's marketing budget attached hereto as
  Section 6.29(b) of the Company Disclosure Letter.

   6.29 Financial Assistance. In the event that the Closing Date is later than November 30, 2000, Parent shall provide financial assistance to, or guarantees for, the Company in an amount not to exceed $5.0 million to repay obligations to Sylvan Learning Systems, Inc. under that certain Promissory Note dated May 30, 2000 existing on the date of the Agreement; provided, however, that such financial assistance or guarantees shall be secured by a first lien on the assets of the Company and its subsidiaries.

                                   ARTICLE 7

                            CONDITIONS TO THE MERGER

   7.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each Party to consummate and effect the Merger shall be subject to the satisfaction prior to or at the Closing as hereinafter provided of the following conditions, each of which may be waived in whole or in part by the Party for whose benefit the condition exists, to the extent permitted by Law:

     (a) Clearance from the appropriate agencies, pursuant to the HSR Act, and any Governmental Entity pursuant to any foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (together with the HSR Act, the "Antitrust Laws"), shall have been obtained by the Company and Parent or the waiting period thereby required shall have expired or been terminated.

     (b) All consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Governmental Entity or Accrediting Body required by or with respect to the Company, Parent or any of their respective subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby shall have been obtained or made, except for (i) approval from the DOE and (ii) such consents, approvals, orders, authorizations, registrations, declarations or filings the failure of which to be obtained or made could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent or materially impair the Company's, Parent's or Merger Sub's ability to consummate the Merger.

     (c) This Agreement, the Merger and the transactions contemplated by this Agreement shall, if necessary, have received the requisite approval and authorization of the Stockholders in accordance with applicable Law and the Articles of Incorporation and Bylaws of the Company.

     (d) No Law shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Merger; and there shall be no order or injunction of a court of competent jurisdiction in effect precluding consummation of the Merger.

     (e) The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC; and all requests for additional information on the part of the SEC shall have been complied with to the reasonable satisfaction of the parties hereto.

     (f) No action, suit or proceeding shall be pending before any Governmental Entity wherein an unfavorable judgment, order, decree, stipulation or injunction would (1) prevent consummation of any of the transactions contemplated by this Agreement, (2) cause any of the transactions contemplated by this Agreement to be rescinded following consummation or (3) affect adversely the right of Parent to own, operate or control any material portion of the assets and operations of the Surviving Corporation and its Subsidiaries following the Merger, and no such judgment, order, decree, stipulation or injunction shall be in effect.

     (g) Within 14 days of the date of this Agreement, the Company's Credit Agreement dated March 25, 1999, as amended, with First Union Bank and all documents ancillary thereto have been extended, in the event that the Closing Date is after November 30, 2000, until the earlier of: (1) the Closing Date and (2) the termination of this Agreement in accordance with its terms, in a form reasonably acceptable to Parent, and no default or event of default shall have occurred under such Credit Agreement which has not been cured or waived before the Closing Date.

     (h) Within 14 days of the signing of this Agreement, the due date under the Company's Promissory Note dated May 30, 2000 and all documents ancillary thereto with Sylvan Learning Systems, Inc. have been extended, in the event that the Closing Date is after November 30, 2000, until the earlier of: (1) the

  Closing Date and (2) the termination of this Agreement in accordance with its terms, in a form reasonably acceptable to Parent, and no default or event of default shall have occurred under such documents which has not been cured or waived before the Closing Date.

   7.2 Conditions to the Company's Obligation to Effect the Merger. The obligations of the Company to consummate and effect the Merger and the other transactions contemplated hereby are further subject to the fulfillment of the following conditions, any of which may be waived in whole or part by the
Company:

     (a) The representations and warranties of Parent and Merger Sub contained herein (which for purposes of this paragraph (a) shall be read as though none of them contained any Material Adverse Effect or materiality qualification) shall be true and correct in all respects as of the Closing Date with the same effect as though made as of the Effective Time (provided that any representations and warranties made as of a specified date shall be required only to continue on the Effective Time to be true and correct as of such specified date) except (1) for changes specifically permitted by the terms of this Agreement and (2) where the failure of the representations and warranties to be true and correct in all respects could not in the aggregate reasonably be expected to have a Material Adverse Effect on Parent. No effect will be given to any update or modification of the Parent Disclosure Letter made or purported to be made.

     (b) Parent shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

     (c) Parent shall have delivered to the Company a certificate, dated the Effective Time and signed by its Chief Executive Officer and Chief Financial Officer, certifying the satisfaction of the conditions set forth in Sections 7.2(a) and (b) and Section 7.3(d).

     (d) From the date of this Agreement to the Effective Time, there shall not have been any event or development which results in a Material Adverse Effect upon the business of Parent (it being understood that a decline in the stock price of Parent does not constitute a Material Adverse Effect for this Section 7.2(d)).

     (e) The shares of Parent Common Stock issuable to the Stockholders pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the Stock Market upon official notice of issuance.

     (f) The Company shall have received an opinion from Smith, Gambrell & Russell, LLP, dated the Closing Date, based upon factual representations of Parent and the Company, to the effect that the Merger will constitute a reorganization for federal income tax purposes within the meaning of
  Section 368(a) of the Code and no gain or loss will be recognized by the Company or its Stockholders as a result of the Merger, other than gain with respect to the receipt of the cash portion of the Merger Consideration and cash in lieu of fractional shares; provided, however, that if Smith, Gambrell & Russell, LLP, does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to the Company if Katten Muchin Zavis renders such opinion to the Company.

  All actions to be taken by Parent and Merger Sub in connection with the consummation of the transactions contemplated hereby and all certificates, opinions, instruments and other documents required to effect the transactions contemplated hereby shall be reasonably satisfactory in form and substance to the Company and its counsel.

   7.3 Conditions to Parent's and Merger Sub's Obligation to Effect the Merger. The obligations of Parent and Merger Sub to consummate and effect the Merger and the other transactions contemplated hereby are further subject to the fulfillment of the following conditions, any of which may be waived in whole or part by Parent or Merger Sub:

     (a) The representations and warranties of the Company contained herein (which for purposes of this paragraph (a) shall be read as though none of them contained any Material Adverse Effect or materiality qualification) shall be true and correct in all respects as of the Effective Time with the same effect as though made as of the Effective Time (provided that any representations and warranties made as of a specified date shall be required only to continue at the Effective Time to be true and correct as of such specified date) except (1) for changes specifically permitted by the terms of this Agreement and (2) where the failure of the representations and warranties to be true and correct in all respects could not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company. No effect will be given to any update or modification of the Company Disclosure Letter made or purported to be made.

     (b) The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

     (c) The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer and Chief Financial Officer, certifying the satisfaction of the conditions set forth in Sections 7.3(a) and (b) and Section 7.2(d).

     (d) From the date of this Agreement to the Effective Time, there shall not have been any event or development which results in a Material Adverse Effect upon the business of the Company.

     (e) Parent shall have received all written consents, assignments, waivers, authorizations or other certificates necessary to provide for the continuation in full force and effect of any and all Material Contracts of the Company and for the Company to consummate the Merger and the other transactions contemplated hereby, including, without limitation, temporary authority to operate from the California Bureau of Private Postsecondary Vocational Education and other applicable state education regulatory bodies agencies and any other applicable Governmental Entities, except (1) approval from the DOE and (2) where the failure to receive such consents, assignments, waivers, authorizations or certificates could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

     (f) All actions to be taken by the Company in connection with the consummation of the transactions contemplated hereby and all certificates, opinions, instruments and other documents required to effect the transactions contemplated hereby shall be reasonably satisfactory in form and substance to Parent and its counsel.

     (g) Parent shall have received a Noncompetition Agreement, in the form attached hereto as Exhibit 7.3(g), from Steve Bostic.

     (h) The Company shall have complied in all respects with that certain Substantive Change Procedure H: the Initiation of a Change of Governance, Ownership, or Control letter from the Commission on Colleges Southern Association of Colleges and Schools, and shall have received approval for such substantive change such that Parent shall be able to operate the Company's schools in the manner that in which they are currently conducted.

     (i) Parent and the current governing board of American Intercontinental University ("AIU") shall have agreed upon a new Chief Executive Officer of AIU, which shall not be R. Steven Bostic or any of his Affiliates, family members or other entities in which he has an interest, financial or otherwise. In addition, the governing board of AIU shall not include R. Steven Bostic or any of his Affiliates, family members or other entities in which he has an interest, financial or otherwise.

     (j) The Company shall have delivered to Parent within ten (10) business days of the date hereof releases in the form of Exhibit 7.3(j) from each of Jerald M. Barnett, Jr., Mark B. Dreyfus and Arthur Keiser; provided however, in the event the Company shall have delivered such releases after that due date but prior to the Closing and the Parent shall have not terminated this Agreement, then such condition shall be deemed satisfied.

     (k) Parent shall have obtained a written statement from DOE providing, to the satisfaction of Parent in its sole discretion, that DOE does not see any impediment to issuing a TPPA to AIU following the Closing.

     (l) Parent shall have obtained reasonable assurance from the Company's landlords that Parent shall be able to remain in possession of those parcels of Rental Real Estate which are described in the Leases set forth in Section 4.4(2)(d), (e) and (f) of the Company Disclosure Letter in accordance with the terms and provisions of such Leases and shall be able to operate the Company's Schools or offices, as the case may be, at the locations described in the aforementioned Leases in the manner in which such Schools or offices are currently conducted after the Closing Date.

                                   ARTICLE 8

                       TERMINATION, WAIVER AND AMENDMENT

   8.1 Termination. This Agreement may be terminated and the Merger and transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time (whether before or after the approval of this Agreement by the Stockholders), as follows:

     (a) by mutual written consent of the Company and Parent;

     (b) by either of Parent or the Company:

       (1) if the Stockholders do not approve the Merger by the requisite vote at the Company's Special Meeting (including any adjournment or postponement thereof);

       (2) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits consummation of the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

       (3) if there shall be any Law enacted, promulgated or issued and deemed applicable to the Merger by any Governmental Entity which would make consummation of the Merger illegal; or

       (4) if the Merger shall not have been consummated by May 1, 2001; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(4) shall not be available to any party whose failure, or whose Affiliate's failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date.

     (c) by the Company:

       (1) if Parent or Merger Sub shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in this Agreement, which breach
    (A) cannot be or has not been cured, in all material respects, within 20 business days after the giving of written notice to Parent or Merger Sub, as applicable, and (B) would result in the failure to satisfy a condition set forth in Section 7.2; or

       (2) in accordance with Section 6.13.

     (d) by Parent:

       (1) if the Company shall have breached in any material respect any representation, warranty, covenant or other agreement contained in this Agreement, which breach (A) cannot be or has not been cured, in all material respects, within 20 business days after the giving of written notice to the Company and (B) would result in the failure to satisfy a condition set forth in Section 7.3;

       (2) the Board of Directors of the Company (A) withholds or withdraws its recommendation of the Merger or, (B) modifies its recommendation of the Merger in a manner adverse to Parent;

       (3) a tender offer or exchange offer for twenty percent (20%) or more of the outstanding shares of Company Class A Common Stock or Company Class B Common Stock shall have been commenced or a registration statement with respect thereto shall have been filed (other than by Parent of an affiliate thereof) and the Board of Directors of Company shall, notwithstanding its obligations hereunder, have (A) recommended that the Stockholders tender their shares in such tender or exchange offer or (B) publicly announced its intention to take no position with respect to such tender offer; or

       (4) the Company is in material breach of any of the provisions of
    Section 6.13;

       (5) a Company Acquisition Proposal shall have been announced or otherwise become publicly known and the Board of Directors of Company shall have (A) failed to recommend against acceptance of such by the Stockholders (including by taking no position, or indicating its inability to take a position, with respect to the acceptance by the Stockholders of a Company Acquisition Proposal involving a tender offer or exchange offer) or (B) failed to reconfirm its approval and recommendation of this Agreement and the transactions contemplated hereby, in each case within ten business days thereafter; and

       (6) more than 10% of the Company Common Stock are Dissenting Shares.

   8.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall become void and of no further force and effect, and there shall be no liability or obligation on the part of Parent, Merger Sub, the Company or their respective officers or directors under this Agreement except as set forth in (1) the provisions of Section 6.3 relating to the obligations of the parties to keep confidential and not to use certain information obtained from the other party, and (2) the provisions of Sections 6.15, 6.17 and 8.3 and Article 9.

   8.3 Termination Fee.

     (a) If this Agreement is terminated pursuant to Section 8.1(c)(2), 8.1(d)(1) (but if, and only if, an Acquisition Proposal is pending or announced at the time of the termination or an Acquisition Proposal is accepted or consummated on or before the first anniversary of this Agreement) or 8.1(d)(2), (3), (4) or (5), then, provided that Parent is not then in material breach of this Agreement, the Company shall pay to Parent, concurrent with such termination, $3.0 million by wire transfer of immediately available funds to an account designated by Parent, such $3.0 million being the sole remedy of the Parent or the Merger Sub in the event of a termination of this Agreement pursuant to the terms and conditions of this Section 8.3.

     (b) The Company acknowledges that the agreements contained in Section
  8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to pay in a timely manner the amount due pursuant to this Section 8.3 and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for the amounts set forth in this Section 8.3, the Company shall pay to Parent its reasonably costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the applicable amounts at the prime rate of LaSalle National Bank in effect on the date such payment was required to be made.

                                   ARTICLE 9

                                 MISCELLANEOUS

   9.1 No Survival of Representations and Warranties. The representations and warranties made in this Agreement shall not survive beyond the Effective Time. Notwithstanding the foregoing, the covenants and agreements set forth in Sections 3.1, 3.2, 3.4, 3.5, 6.15, 6.16, 6.17 and Article 9 shall survive the Effective Time indefinitely (except to the extent a shorter period of time is explicitly specified therein).

   9.2 Entire Agreement. This Agreement and the documents referred to in, or contemplated by, this Agreement, including the Company Disclosure Letter and the Parent Disclosure Letter, constitute the entire agreement among the Parties pertaining to the subject matter of this Agreement, and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions of the Parties, whether oral or written, and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Effective Time and shall survive termination of this Agreement.

   9.3 Amendment. This Agreement may be amended by the Parties hereto at any time by execution of an instrument in writing signed on behalf of each of the Parties hereto.

   9.4 Extension; Waiver. At any time prior to the Effective Time, any Party hereto may, to the extent legally allowed, (1) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (2) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto and
(3) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

   9.5 Governing Law. Except to the extent required to be governed by Georgia Law this Agreement shall be governed and construed in accordance with the Laws of the State of Delaware, regardless of the laws that might otherwise govern the applicable principles of conflicts of laws.

   9.6 Assignment; Binding Effect. Neither this Agreement, nor any rights, obligations or interests hereunder, may be assigned by any Party hereto, except with the prior written consent of the other Parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon, and shall inure to the benefit of, the Parties hereto and their respective successors and assigns.

   9.7 Notices. All communications or notices required or permitted by this Agreement shall be in writing and shall be deemed to have been given at the earlier of the date personally delivered or sent by telephonic facsimile transmission (with a copy via other means specified herein) or upon receipt if sent via nationally recognized overnight courier or the United States mail, certified or registered mail, postage prepaid, return receipt requested, and addressed as follows, unless and until any of such parties notifies the others in accordance with this Section 9.7 of a change of address:

     If to the Company:

       EduTrek International, Inc.
       6600 Peachtree--Dunwoody Road
       500 Embassy Row
       Atlanta, Georgia 30328
       Telephone: (404) 965-8443
       Telecopy: (404) 965-8010
       Attention: President and General Counsel

     With a copy to:

       Cadwalader, Wickersham & Taft
       100 Maiden Lane
       New York, New York 10038
       Telephone: (212) 504-6222
       Telecopy: (212) 504-6666
       Attention: Malcolm P. Wattman, Esq.

       and to:

       Smith, Gambrell & Russell, LLP
       Promenade II, Suite 3100
       1230 Peachtree Street N.E.
       Atlanta, Georgia 30309-3592
       Telephone: (404) 815-3632
       Telecopy: (404) 685-6932
       Attention: Arthur J. Schwartz, Esq.

     If to Parent or Merger Sub:

       Career Education Corporation
       2895 Greenspoint Parkway
       Suite 600
       Hoffman Estates, Illinois 60195
       Telephone: (847) 585-3600
       Telecopy: (847) 585-3610
       Attention: Chief Financial Officer

     with a copy to:

       Katten Muchin Zavis
       525 W. Monroe
       Suite 1600
       Chicago, Illinois 60661-3693
       Telephone: (312) 902-5200
       Telecopy: (312) 902-1061
       Attention: David J. Kaufman, Esq.

   9.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same Agreement.

   9.9 Interpretation. Unless the context requires otherwise, all words used in this Agreement in the singular number shall extend to and include the plural, all words in the plural number shall extend to and include the singular, and all words in any gender shall extend to and include all genders. The Article and Section headings in this Agreement are inserted for convenience of reference only and shall not constitute a part hereof.

   9.10 Specific Performance. The Parties agree that the assets and business of the Company as a going concern constitute unique property and, accordingly, each Party shall be entitled, at its option and in addition to any other remedies available as herein provided, to the remedy of specific performance to effect the Merger as provided in this Agreement.

   9.11 No Reliance. Except for the Parties to this Agreement and except as otherwise provided in Section 6.17: (a) no Person is entitled to rely on any of the representations, warranties and agreements of the Parties contained in this Agreement; and (b) the Parties assume no liability to any Person because of any reliance on the representations, warranties and agreements of the Parties contained in this Agreement.

   9.12 Exhibits and Disclosure Letters. The Exhibits, Company Disclosure Letter and Parent Disclosure Letter are a part of this Agreement as if fully set forth herein. All references herein to Sections, subsections, clauses, Exhibits, Company Disclosure Letter and Parent Disclosure Letter shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

   9.13 No Third Party Beneficiary. Except as provided pursuant to Sections 6.16, 6.17, and 8.2 hereof, the terms and provisions of this Agreement are intended solely for the benefit of the Parties hereto and their respective successors and assigns and it is not the intention of the Parties to confer third-party beneficiary rights upon any other Person.

   9.14 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties hereto. The Parties further agree to replace such voided or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such voided or unenforceable provision.

   9.15 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

   9.16 Rules of Construction. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

                  [remainder of page intentionally left blank;
                            signature page follows]

   IN WITNESS WHEREOF, the Parties have caused this Agreement and Plan of Merger to be duly executed as of the day and year first written above.

                                          Career Education Corporation

                                                  /s/ Patrick K. Pesch
                                          By: _________________________________
                                                       Patrick Pesch
                                                  Chief Financial Officer

                                          EI Acquisition, Inc.

                                                  /s/ Patrick K. Pesch
                                          By: _________________________________
                                                       Patrick Pesch
                                                  Chief Financial Officer

                                          Edutrek International, Inc.

                                                      /s/ S. Bostic
                                          By: _________________________________
                                                      R. Steven Bostic
                                                  Chief Executive Officer

                                                                         ANNEX B

                       OPINION OF ROBINSON-HUMPHREY, LLC

                                                                October 24, 2000

Board of Directors
EduTrek International, Inc.
500 Embassy Row
6600 Peachtree Dunwoody Road
Atlanta, Georgia 30328

Ladies and Gentlemen:

   We understand that EduTrek International, Inc. (the "Company"), Career Education Corporation (the "Parent") and EI Acquisition, Inc. (the "Merger Sub"), a wholly-owned subsidiary of Career Education Corporation, propose to enter into an Agreement and Plan of Merger (the "Merger Agreement"). The Company will merge with the Merger Sub, with the Company being the surviving corporation of such merger, and the Company will become a wholly-owned subsidiary of the Parent. By virtue of the merger, common stockholders of the Company will receive in aggregate (i) 1,200,000 shares of Parent common stock and (ii) $2.5 million in cash (the "Consideration"). The terms and conditions of the proposed transaction are more fully set forth in the draft Merger Agreement dated October 20, 2000.

   We have been requested by the Board of Directors of the Company to render our Opinion with respect to the fairness to the Company, from a financial point of view, of the Consideration to be offered in the proposed transaction.

   In arriving at the Opinion set forth below, we have, among other things:

     1. Reviewed a draft of the Merger Agreement dated October 20, 2000;

     2. Reviewed certain publicly available information concerning the Company and the Parent which we believe to be relevant to our analysis;

     3. Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Parent furnished to us by the Company and the Parent, respectively;

     4. Conducted discussions with members of management of the Company and the Parent concerning their respective businesses, operations, present conditions and prospects;

     5. Reviewed the trading history of the Company's and the Parent's common stock for a period from October 21, 1999 to October 19, 2000;

     6. Reviewed the historical market prices and trading activity for the common stock of both the Company and the Parent and compared them with those of certain publicly traded companies which we deemed to be reasonably similar to the Company and the Parent;

     7. Compared the historical results of operations and present financial condition of the Company and the Parent with those of certain publicly traded companies which we deemed to be reasonably similar to the Company and the Parent;

     8. Reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions which we deemed relevant;

     9. Performed certain financial analyses with respect to the Company's and the Parent's projected future operating performance; and

     10. Reviewed such other financial statistics and analyses and performed such other investigations and took into account such other matters as we deemed appropriate.

We have relied upon the accuracy and completeness of the financial and other information provided to us by the Company and the Parent in arriving at our Opinion without independent verification. With respect to the financial forecasts for the years 2001 through 2002 of the Company and the Parent, we have assumed that the assumptions provided by both management teams have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's and the Parent's management. In arriving at our Opinion, we conducted only a limited physical inspection of the properties and facilities of the Company and the Parent. We have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or the Parent. Our Opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

   We have acted as financial advisor to the Board of Directors of the Company in connection with the transaction and will receive a fee for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this Opinion. We have also performed various investment banking services for the Company in the past, and have received customary fees for such services. In the ordinary course of our business, we may actively trade in the common stock of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

   Based upon and subject to the foregoing, we are of the opinion as of the date hereof that the Consideration in the proposed transaction is fair to the stockholders from a financial point of view.

                                          Very truly yours,

                                          The Robinson-Humphrey Company, LLC

                                                                         ANNEX C

               OPINION OF CREDIT SUISSE FIRST BOSTON CORPORATION

                                                                October 23, 2000

Board of Directors                  CHARLES EDELSTEIN
Career Education Corporation        Managing Director
2895 Greenspoint Parkway            312 750 3252
Suite 600                           312 609 3452 (fax)
Hoffman Estates, Illinois 60195

Members of the Board:

   You have asked us to advise you with respect to the fairness to Career Education Corporation (the "Parent") from a financial point of view of the Merger Consideration (as defined below) contemplated by the Agreement and Plan of Merger (the "Merger Agreement") among the Parent, EI Acquisition, Inc., a wholly owned subsidiary of the Parent ("Merger Sub"), and EduTrek International, Inc. (the "Company"). The Merger Agreement provides for the merger (the "Merger") of Merger Sub with and into the Company pursuant to which the Company will become a wholly owned subsidiary of the Parent and each outstanding share of common stock, no par value per share, of the Company will be converted into the right to receive .0901 of a share of common stock, par value $0.01 per share (the "Parent Common Stock"), of the Parent and $0.1877 in cash (together, the "Merger Consideration"). In connection with the Merger, certain stockholders of the Company also propose to enter into an agreement (the "Voting Agreement") pursuant to which each such stockholder will agree, among other things, to vote in favor of the Merger.

   In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company and the Parent, as well as a draft dated October 20, 2000 of the Merger Agreement and a draft dated October 20, 2000 of the Voting Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and the Parent, and have met with the managements of the Company and the Parent to discuss the business and prospects of the Company and the Parent, respectively.

   We have also considered certain financial and stock market data of the Company and the Parent, and we have compared those data with similar data for other publicly held companies in businesses similar to those of the Company and the Parent and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

   In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and the Parent as to the future financial performance of the Company and the Parent, respectively. We have also assumed that the Merger Agreement will conform to the draft reviewed by us in all respects material to our analysis. You also have informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to the actual value of the Parent Common Stock when issued to the Company's stockholders pursuant to the Merger or the prices at which such Parent Common Stock will trade subsequent to Merger.

   We have acted as financial advisor to the Parent in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. In the past, we have also performed certain investment banking services for the Parent for which we have received customary compensation.

   In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Parent for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   It is understood that this letter is for the information of the Board of Directors of the Parent in connection with its consideration of the Merger.

   Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the Parent from a financial point of view.

                                        Very truly yours,

                                        Credit Suisse First Boston Corporation

                                               / s / Charles B. Edelstein
                                        By: ___________________________________
                                                  Charles B. Edelstein
                                                    Managing Director

                                                                         ANNEX D

         SECTION 14-2-1301-32 OF THE GEORGIA BUSINESS CORPORATION CODE

14-2-1301. As used in this article, the term:

   (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

   (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

   (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

   (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

   (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

   (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

   (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

   (8) "Shareholder" means the record shareholder or the beneficial shareholder.

14-2-1302.

   (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions: (1) Consummation of a plan of merger to which the corporation is a party: (A) If approval of the stockholders of the corporation is required for the merger by Code Section 14-2-1103 or 14-2-1104 or the articles of incorporation and the shareholder is entitled to vote on the merger; or (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104; (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan; (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the stockholders within one year after the date of sale; (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it: (A) Alters or abolishes a preferential right of the shares; (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or (F) Cancels, redeems, or repurchases all or part of the shares of the class; or (5) Any corporate action taken pursuant to a shareholder vote to the extent that
Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

   (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's rights.

   (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 stockholders, unless: (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 stockholders, except for scrip or cash payments in lieu of fractional shares; or (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.

   A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

14-2-1320.

   (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a stockholders' meeting, the meeting notice must state that stockholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

   (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of stockholders, the corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321.

   (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a stockholders' meeting, a record shareholder who wishes to assert dissenters' rights: (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and (2) Must not vote his shares in favor of the proposed action.

   (b) A record shareholder who does not satisfy the requirements of subsection
(a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322.

   (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a stockholders' meeting, the corporation shall deliver a written dissenters' notice to all stockholders who satisfied the requirements of Code Section 14-2-1321. (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must: (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited; (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received; (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and (4) Be accompanied by a copy of this article.

14-2-1323.

   (a) A record shareholder sent a dissenters' notice described in Code Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice. (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

14-2-1324.

   (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326. (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325.

   (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

   (b) The offer of payment must be accompanied by: (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in stockholders' equity for that year, and the latest available interim financial statements, if any; (2) A statement of the corporation's estimate of the fair value of the shares; (3) An explanation of how the interest was calculated; (4) A statement of the dissenter's right to demand payment under Code Section 14-2-1327; and (5) A copy of this article.

   (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.

   (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

   (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327.

   (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if: (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

   (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

   (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325: (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

14-2-1330.

   (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

   (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

   (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or statutory overnight delivery or by publication, or in any other manner permitted by law.

   (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

   (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331.

   (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

   (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable: (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327 ; or (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

   (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.

   No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                                                         ANNEX E

                                    FORM OF
                       COVENANT NOT TO COMPETE AGREEMENT

   THIS COVENANT NOT TO COMPETE AGREEMENT (hereinafter referred to as the
"Agreement") is made and entered into as of the       day of
                   , 2000, by and among R. STEVEN BOSTIC, an individual resident of the State of Florida and his affiliated company PEACHTREE AIR, INC., a Georgia corporation (hereinafter collectively referred to as "Seller"); CAREER EDUCATION CORPORATION, a Delaware corporation ("CEC"); and EDUTREK INTERNATIONAL, INC., a Delaware corporation (the "Company").

                                  WITNESSETH:

   WHEREAS, pursuant to an Agreement and Plan of Merger dated             ,
2000 (the "Merger Agreement") by and among CEC, EI Acquisition, Inc. ("Merger Sub") and the Company, the Company has simultaneously consummated a merger with Merger Sub, under which the Company is the survivor and a wholly owned subsidiary of CEC (the "Merger"); and

   WHEREAS, prior to such Merger, Seller was the majority shareholder, the President and the Chairman of the Board of Directors of the Company; and

   WHEREAS, the Company operates for-profit colleges and for-profit universities in the post secondary education market offering degree-granting programs (Associate's, Bachelor's and Master's) under accreditation by the Commission on Colleges of the Southern Association of Colleges and Schools, one of six regional accrediting agencies recognized by the U.S. Department of Education (which business activities, together with the operation of for-profit colleges and for-profit universities in the post secondary education market offering degree-granting programs under accreditation by the Accrediting Council for Independent Colleges and Schools, the Accrediting Commission of Career Schools and Colleges of Technology, the Middle States Association of Colleges and Schools, the New England Association of Colleges and Schools, the North Carolina Central Association of Colleges and Schools, the Northwest Association of Colleges and Schools or the Western Association of Schools and Colleges, are hereinafter collectively referred to as the "Business"); and

   WHEREAS, Seller has intimate knowledge of the Business, which, if exploited by Seller in contravention of the terms of this Agreement, would adversely affect the ability of the Company to conduct its business; and

   WHEREAS, this Agreement is ancillary to the Merger Agreement, and is made by Seller to induce CEC to consummate the transactions contemplated under the Merger Agreement and for other good and valuable consideration.

   NOW, THEREFORE, IN CONSIDERATION of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt, legal sufficiency and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

   1. Acknowledgments by Seller. Seller hereby acknowledges that (a) the Company has been engaged in the Business; (b) the Seller is one of the persons primarily responsible for the conduct, management and operations of the Business by the Company; (c) the Business is conducted by the Company throughout the United States, London and the United Arab Emirates; (d) the Seller's management and ownership of the Company have provided him with trade secrets and confidential information of the Company concerning the Business;
(e) under the terms of the Merger Agreement, Seller will receive substantial
value in exchange for the             shares of Class A Common Stock and
            shares of Class B Common Stock of the Company beneficially owned by the Seller; (f) the covenants of Seller herein are essential to protect the value of the Company; and (g) CEC would not have consummated the Merger but for the agreements and covenants contained in this Agreement in view of the irreparable injury that would befall the Company should Seller breach such covenants. Seller further acknowledges that the types, periods and geographic scope of restriction imposed by the covenants in this Agreement are fair and reasonable.

   2. Restrictive Covenant. (a) Seller hereby covenants and agrees that for the period commencing on the date hereof and ending three (3) years from the date hereof and as extended pursuant to Paragraph 9 hereof (the "Restricted Period"), Seller shall not, anywhere in the world, directly or indirectly, own, manage, operate, join, control, finance or participate in the ownership, management, operation, control or finance of, or be connected as an officer, director, employee, principal, agent, representative, consultant, investor, owner, partner, manager, joint venturer or similar affiliation with, any business which operates, manages, owns, controls or finances any individual, company or other entity which engages in the Business.

   (b) CEC hereby agrees that the Business shall not include any or all of the following segments of the education market: (i) students enrolled in the kindergarten through twelfth grade (K through 12); (ii) corporate and institutional training which offer training and development sponsored by corporations and professional organization for employees or members through external seminars and in-house corporate training centers, which programs are not accredited by any national or regional accrediting organizations governing higher education; and (iii) consumer and home training directed towards individuals who seek a source of self-improvement or personal interest, including non-degree granting correspondence schools.

   3. Definition of Direct or Indirect. For the purposes of this Agreement, the words "directly or indirectly" as used in Paragraph 2 herein shall not include acting as a stockholder holding less than seven percent (7%) interest in a corporation whose shares are traded on a national securities exchange or in the over-the-counter market unless Seller controls such corporation, either alone or with others affiliated with Seller.

   4. Confidential Information; Personal Relationships. At all times during the Restricted Period, the Seller shall keep secret and retain in strict confidence, and shall not use for the benefit of Seller or others, or disclose to others, any of the proprietary or confidential information or matters of the Company and CEC and their respective subsidiaries, including, but not limited to: trade secrets, product information, customer lists, details of contracts, vendor relationships, curriculum, pricing policies, price lists, operational matters, the regulatory status of the Company or CEC or any of their respective subsidiaries, employee lists and evaluations, marketing plans, business acquisition plans and new personnel acquisition plans of the Company or CEC or any of their respective subsidiaries learned by Seller prior to the date hereof. For the purpose of this Agreement, "confidential information or matters of the Company and CEC and their respective subsidiaries" does not include information which (i) is or becomes generally available to the public, other than as a result of a disclosure in violation of this Agreement or any other agreement with or duty to the Company or any of its respective subsidiaries;
(ii) is developed by or on behalf of Seller independent of any confidential information of the Company or CEC or any of their respective subsidiaries; or
(iii) is received from a third party whose disclosure does not violate any confidentiality obligation. For the purpose of this Agreement, CEC expressly acknowledges that concepts, methods, know how and other processes known by Seller and generally known in the education industry, including, without limitation, matters relating to cognitive foundations for team base learning, shall not be deemed to be "confidential information or matters of the Company and CEC and their respective subsidiaries"; provided, however, that nothing in this Paragraph 4 shall limit the ability of Seller to conduct business activities expressly allowed by this Agreement.

   5. Property of the Company. All confidential memoranda, notes lists, records and other documents or papers (and all copies thereof), including such items stored in computer memories, or microfiche or by any other means but excluding solely personal correspondence, records and rolodex cards, made or compiled by or on behalf of Seller, or made available to Seller relating to the Business of the Company, are and shall be the property of the Company and, together with all other property of the Company in Seller's possession, shall be delivered to the Company on the date hereof.

   6. Interference with Employee/Business. During the Restricted Period, Seller shall not, directly or indirectly (i) hire, solicit or offer employment to any individual who is or was at any time during the Restricted Period an employee or Independent Contractor (as hereinafter defined) of the Company or CEC or any of their respective subsidiaries; provided, however, that the restriction set forth in this Paragraph 6(i) shall not apply to any employee or independent contractor whose employment or relationship with the Company or CEC or any of their respective subsidiaries shall have terminated for a period of at least six (6) months at the time Seller hires, solicits or otherwise offers employment to any such individual, (ii) encourage any such individual to terminate, change, or diminish his or her relationship with the Company or CEC or any of their respective subsidiaries, or (iii) otherwise interfere with the operation of the Company or CEC or any of their respective subsidiaries, board of directors or governing boards or their relationship with any regulatory agency, accrediting bodies or other governmental entities. For purpose of this Agreement, "Independent Contractor" shall include any individual who is or was an independent contractor whose principal job or function is or was to provide services to the Company or any of its subsidiaries or to perform significant services for the Company or CEC or any of their respective subsidiaries with respect to the Business. Seller shall be permitted to maintain a business relationship with Dr. Mogens Jensen and/or his company, Amate, Inc., in the K-12 education market.

   7. Interference with Customers. During the Restricted Period, Seller shall not solicit any person who is or was a customer, supplier, client or student of the Company or CEC or any of their respective subsidiaries or affiliates at any time during the Restricted Period for the purpose of (i) engaging in, or assisting any person or entity in engaging in, the Business, or (ii) soliciting or encouraging any customer, supplier, client or student of the Company or CEC or any of their respective subsidiaries to terminate or otherwise change or diminish his, hers or its relationship or prospective relationship with the Company or CEC or any of their respective subsidiaries.

   8. Consideration. In consideration for the covenants and agreements of Seller set forth herein, CEC agrees to pay to Seller the sum of One Million Two Hundred Thousand and No/100 Dollars ($1,200,000.00), payable in twelve (12) equal quarterly installments of One Hundred Thousand and No/100 Dollars ($100,000.00) each commencing on the date hereof, and continuing thereafter on
the      day of                ,               , and                 through
and including                     , 2003.

   9. Equitable Relief. Seller acknowledges that his expertise in the Business is of a special, unique, unusual, extraordinary and intellectual character, which gives said expertise a peculiar value, and that a breach by Seller of the provisions of this Agreement cannot reasonably or adequately be compensated in damages in an action at law; and such a breach of any of the provisions contained in this Agreement will cause the Company and CEC irreparable injury and damage. Seller further acknowledges that he possesses unique skills, knowledge and ability and that competition by him, in violation of this Agreement or any other breach of the provisions of this Agreement would be extremely detrimental to the Company and CEC. By reason thereof, Seller agrees that if the Seller breaches, or threatens to commit a breach of, any of the covenants set forth in Paragraphs 2, 4, 5, 6 or 7 the Company and/or CEC shall be entitled to seek, in addition to any other remedies it may have under this Agreement or otherwise, preliminary and permanent injunctive and other equitable relief to prevent a breach or curtail any breach or threatened breach of this Agreement by Seller without the necessity of showing actual monetary damages; provided, however, that no specification in this Agreement of a specific legal or equitable remedy shall be construed as a waiver or prohibition against the pursuing of other legal or equitable remedies in the event of such a breach. The Restricted Period shall be extended by any period that the Seller is judicially determined to have been in breach of this Agreement, unless such breach is not willful and does not materially damage the Company or CEC or any of their respective subsidiaries.

   10. Default by Seller; Default by CEC. (a) In the event that the Company believes that Seller shall have breached any of the provisions of this Agreement, it shall give written notice thereof to Seller detailing the specific activities of Seller which it believes to constitute a breach of this Agreement and setting forth the specific action required to be taken by Seller to remedy such breach, if such breach is reasonably susceptible to being remedied. Seller shall have a period of fifteen (15) days from and after receipt of said notice in which to remedy any such breach to the reasonable satisfaction of the Company. The Company shall not be entitled to pursue any of its rights or remedies under this Agreement arising out of a default by Seller unless and until it shall have given the aforesaid written notice to Seller and Seller shall have failed to remedy any such breach as aforesaid.

   (b) Except as otherwise provided in this Paragraph 10(b), CEC has no right to cease making payments to Seller otherwise due hereunder. In the event that the Company shall have given the written notice required under Paragraph 10(a) above, and Seller shall not have remedied the alleged breach to the reasonable satisfaction of the Company, if such breach is reasonably susceptible to being remedied, then the Company shall have the right to pursue all of its rights and remedies at law or in equity in the Federal or State Courts located in Fulton County, Georgia. Until such time as it files any such legal action, CEC shall be obligated to make all payments due hereunder to Seller. From and after the filing of any such action, CEC shall be required to pay into the registry of such court where the action is pending, all further sums otherwise required to be paid by CEC to Seller until such matter shall have been determined by a final, non-appealable judgment.

   (c) In the event that Seller shall have been determined by a final, non-appealable judgment to have breached any provision of this Agreement, and to the extent that the Company shall have been awarded damages by the court arising out of such breach, then the Company shall be entitled to offset said damages against sums held in the registry of the court and, if such sums are insufficient, then against the next sums to be paid to Seller hereunder; provided, however, that Seller shall nevertheless be required to comply with all of the provisions of Agreement for the Restricted Period. In the event that Seller have been determined by a final non-appealable judgment to have not breached any provision of this Agreement, then all such sums then held in the registry of the court shall be immediately released to Seller and the Company shall promptly pay to Seller its reasonable attorneys' fees, expenses, court costs and other disbursements incurred by Seller in such proceedings, including, appeals.

   (d) In the event that CEC fails to make any payment due Seller under the terms of this Agreement (other than pursuant to Paragraph 10(b)), then Seller shall give written notice thereof to CEC and CEC shall have a period of twenty
(20) days after receipt of such notice in which to remedy such breach; provided, however, that Seller shall not be obligated to give CEC more than two
(2) notices in any twelve (12) month period. In the event that it does not remedy such breach, CEC shall immediately pay to Seller, as liquidated damages, in a lump sum payment, all remaining sums required to be paid by CEC to Seller hereunder for the remaining term of this Agreement.

   11. Severability. In the event that any provision of this Agreement or any word, phrase, clause, sentence or other portion thereof (including, without limitation, the geographical, activity or temporal restrictions contained herein) shall be held to be unenforceable or invalid for any reason, such provision or portion thereof shall be modified or deleted in such a manner by a court of competent jurisdiction so as to make this Agreement, as modified, legal and enforceable to the fullest extent permitted under applicable laws.

   12. Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege.

   13. Successors and Assigns. The covenants, terms and provisions set forth herein may not be assigned or delegated by Seller and shall inure to the benefit of and be enforceable by the Company, its successors and assigns.

   14. Entire Agreement. This Agreement is ancillary to and supplements the Merger Agreement and together with the Merger Agreement constitutes the entire agreement between the parties hereto with regard to the subject matter hereof, and there are no agreements, understandings, restrictions, warranties or representations relating to said subject matter between the parties other than those set forth herein and in the Purchase Agreement.

   15. Governing Law. The terms of this Agreement shall be governed by and construed in accordance with the laws of the State of Georgia in all respects. The parties do hereby consent to and submit themselves to the jurisdiction of any State or Federal court located in Fulton County, Georgia and do hereby irrevocably agree that all actions or proceedings relating to this Agreement will be litigated in such courts and do hereby waive any objection which any of them may have based upon lack of personal jurisdiction, improper venue or any other defense to the assertion of such jurisdiction.

   16. Attorneys' Fees. In the event that it becomes necessary for any party hereto to employ an attorney-at-law to enforce any provision of this Agreement, obtain injunctive relief, or collect damages on account of a breach of this Agreement by any other party hereto, then the non-prevailing party shall pay to the prevailing party reasonable attorneys' fees, and such expenses, court costs and other disbursements as the prevailing party may have expended in such proceedings, including appeals, upon demand, after settlement or upon the issuance of a final, non-appealable judgment.

   17. Notices. All notices, requests, demands, and other communications which are required or would be appropriate to be given hereunder shall be deemed to have been duly given if given in the manner provided in the Merger Agreement.

   18. Captions; Definitions. The titles or captions of the sections contained in this Agreement are inserted only as a matter of convenience and for reference and in no way defined, limit, extend or describe the scope of this Agreement or the intent of any provision hereof. All defined terms herein, which are indicated by their initial capitalization, shall have the meaning ascribed to them herein, and if such defined terms are not specifically defined herein, such term shall have the meaning ascribed to them in the Merger Agreement.

   19. Amendment; Modification. No amendment or modification of this Agreement shall be valid or binding upon the parties hereto unless same is made in writing and signed by the party against whom enforcement is sought.

   20. Counterparts. This Agreement may be executed in multiple counterparts, each one of which shall be deemed to be an original, but all of which shall constitute but one and the same Agreement.

   IN WITNESS WHEREOF, the parties hereto have executed this Agreement, under seal, as of the date first above written.

                                          SELLER:

                                          _______________________________[SEAL]
                                          R. Steven Bostic

                                          Peachtree Air, Inc.

                                          By: _________________________________

                                          Its: ________________________________

                                          CEC:

                                          Career Education Corporation

                                          By: _________________________________

                                          Its: ________________________________

                                          COMPANY:

                                          EduTrek International, Inc.

                                          By: _________________________________

                                          Its: ________________________________

                                                                         ANNEX F

              FORM OF TAX OPINION OF SMITH GAMBRELL & RUSSELL, LLP


                                                                          , 2000

Career Education Corporation
2895 Greenspoint Parkway, Suite 600
Hoffman Estates, Illinois 60195

EduTrek International, Inc.
6600 Peachtree-Dunwoody Road
Embassy Row 500
Atlanta, Georgia 30328

  Re: Agreement and Plan of Merger under which EI Acquisition, Inc., a wholly-owned subsidiary of Career Education Corporation, will merge with and into EduTrek International, Inc.

Ladies/Gentlemen:

   We have acted as counsel to EduTrek International, Inc. ("EduTrek") in connection with the proposed merger (the "Merger") of EI Acquisition, Inc. ("Interim") with and into EduTrek International, Inc. ("EduTrek"), which will become a wholly-owned subsidiary of Career Education Corporation ("CEC"), pursuant to the terms of and as described in that certain Agreement and Plan of Merger (the "Merger Agreement") dated as of October 24, 2000, by and among CEC, Interim and EduTrek described in the CEC Registration Statement on Form S-4, to be filed with the Securities and Exchange Commission on or about November 6, 2000 (the "Registration Statement"). At your request, in connection with the filing by CEC of the Registration Statement and the Proxy Statement/Prospectus of EduTrek and CEC (the "Proxy Statement/ Prospectus") included as part of the Registration Statement, we are rendering our opinion concerning certain federal income tax consequences of the Merger. Unless otherwise indicated, all capitalized terms used in this opinion have the same meaning as used in the Merger Agreement.

   For purposes of rendering our opinion herein, we have conducted an examination of the Internal Revenue Code of 1986, as amended (the "Code"), and such other applicable laws, regulations, rulings, decisions, documents and records as we have deemed necessary. With respect to factual matters, we have relied upon the Merger Agreement, including, without limitation, the representations of the parties set forth therein, and upon certain statements and representations made to us in certificates by officers of CEC and EduTrek, in each case without independent verification thereof. With the consent of CEC and EduTrek, we have relied on the accuracy and completeness of the statements and representations contained in such certificates and have assumed that such certificates will be complete and accurate as of the Effective Time. We have assumed that any representation or statement qualified by "the best of knowledge" of the party making such representation or statement, or by any similar qualification, is correct without such qualification. As to all matters in which a person or entity making a representation referred to above has represented that such person or entity either is not a party to, or does not have, or is not aware of, any plan or intention, understanding or agreement, we have assumed that there is in fact no such plan, intention, understanding or agreement. We have also relied on the accuracy and completeness of the Proxy Statement-Prospectus.

   For purposes of this opinion, we have assumed that (i) at least eighty percent (80%) of the outstanding shares of EduTrek Common Stock will be exchanged for CEC Common Stock in the Merger, (ii) the shares of EduTrek Common Stock constitute capital assets in the hands of each holder thereof, (iii) the Merger will be consummated according to the Merger Agreement, and (iv) the Merger will qualify as a statutory merger under applicable state law.

   Based on the foregoing, and subject to the qualifications set forth below, we are of the opinion that under the Code:

     (1) The Merger will constitute a "reorganization" within the meaning of
  Section 368(a) of the Code, and EduTrek and CEC will each be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

     (2) An EduTrek shareholder will not recognize gain or loss as a result of the Merger except as follows:

    . An EduTrek shareholder will recognize gain equal to the lesser of (a) the cash portion of the Merger Consideration or (b) the gain which would have been recognized if the exchange of EduTrek Common Stock for the Merger Consideration were fully taxable.

    . An EduTrek shareholder who receives cash in lieu of a fractional share of CEC common stock will recognize gain or loss equal to the difference between the cash received and the tax basis allocatable to the fractional share interest.

     (3) Unless the exchange is deemed to have the effect of the distribution of a dividend, any gain recognized by an EduTrek shareholder as a result of the Merger will be capital gain if the shareholder's EduTrek common stock is held as a capital asset at the Effective Time of the Merger and will be long-term capital gain if the shareholder's EduTrek Common Stock has been held for more than one year at the Effective Time of the Merger.

     (4) The tax basis of the shares of CEC Common Stock received in exchange for shares of EduTrek Common Stock in the merger will be the same as the tax basis of the shares of EduTrek Common Stock exchanged therefor (reduced by the tax basis allocable to any fractional shares for which cash is received), increased by any gain recognized on the exchange (including any gain treated as a dividend but other than gain attributable to fractional shares), and reduced by the amount of any cash received in the exchange (other than with respect to fractional shares).

     (5) The holding period for shares of CEC Common Stock received in exchange for shares of EduTrek Common Stock pursuant to the merger will include the holding period of the shares of EduTrek Common Stock exchanged therefor.

   The opinions expressed herein are based upon our interpretation of existing legal authorities, and no assurance can be given that such interpretations would be followed if the exchange of shares contemplated by the Merger became the subject of administrative or judicial proceedings. Statements of opinion herein are opinions only and should not be interpreted as guarantees of the current status of the law, nor should they be accepted as a guarantee that a court of law or administrative agency will concur in such statement.

   No opinion is expressed with respect to any of the following:

     (i) The appropriate method to determine the fair market value of any stock or other consideration received in any sale or exchange;

     (ii) The state, local or foreign tax consequences of any aspect of the Merger; or

     (iii) The federal income tax consequences of any aspect of the Merger to holders of EduTrek Common Stock who are subject to special tax treatment for federal income tax purposes, including insurance companies, financial institutions or trusts, dealers in securities or foreign currency, traders that mark to market, tax-exempt organizations, shareholders who hold their shares as part of a hedge, appreciated financial position, straddle or conversion transaction, shareholders who acquired the EduTrek Common Stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan and foreign corporations, foreign partnerships or other foreign entities and individuals who are not citizens or residents of the United States, or to holders of warrants or options to purchase EduTrek Common Stock, if any, which are exchanged for or converted into options or warrants to acquire CEC Common Stock.

   We expressly consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references to this opinion in the Proxy Statement/Prospectus. In giving this opinion, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                                          Very truly yours,

                                          Smith, Gambrell & Russell, LLP

                                                                         Annex G
                                VOTING AGREEMENT

   THIS VOTING AGREEMENT (the "Agreement") dated as of October 24, 2000 is by and between Career Education Corporation, a Delaware corporation (the "Acquiror"), and the other parties signatory hereto (each a "Shareholder").

                                    RECITALS

   Acquiror, EI Acquisition, Inc., a Delaware limited liability company and a direct wholly-owned subsidiary of Acquiror ("Acquisition Sub"), and EduTrek International, Inc., a Georgia corporation (the "Company"), are negotiating an Agreement and Plan of Merger (as such agreement may be executed and amended from time to time, the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), a draft of which has been circulated to the parties, pursuant to which (and subject to the terms and conditions specified therein) the Acquisition Sub will be merged with and into the Company (the "Merger"), whereby each share of class A common stock, no par value, of the Company and each share of class B common stock, no par value, of the Company (collectively, the "Company Common Stock") issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Merger Consideration, other than (i) shares of Company Common Stock owned, directly or indirectly, by the Company or any subsidiary of the Company or by Acquiror and (ii) Dissenting Shares.

   As a condition to Acquiror's negotiating and entering into the Merger Agreement, Acquiror requires that each Shareholder enter into, and each such Shareholder has agreed to enter into, this Agreement with Acquiror.

                                   AGREEMENT

   To implement the foregoing and in consideration of the mutual agreements contained herein, the parties hereby agree as follows:

     1. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS. Each Shareholder hereby severally and not jointly represents and warrants to Acquiror as follows:

       (a) OWNERSHIP OF SHARES. (i) Such Shareholder is either (a) the record holder or beneficial owner, either alone or with such Shareholder's spouse, of the number of or (b) trustee of a trust that is the record holder or beneficial owner of, and whose beneficiaries are the beneficial owners (such trustee, a "Trustee") of shares of Company Common Stock as is set forth opposite such Shareholder's name on Schedule 1(a) hereto (such shares shall constitute the "Existing Shares", and together with any shares of Company Common Stock acquired of record or beneficially by such Shareholder in any capacity after the date hereof and prior to the termination hereof, whether upon exercise of options, conversion of convertible securities, purchase, exchange or otherwise, shall constitute the "Shares").

         (i) On the date hereof, the Existing Shares set forth opposite such Shareholder's name on Schedule 1(a) hereto constitute all of the outstanding shares of Company Common Stock owned of record or beneficially by such Shareholder. Such Shareholder does not have record or beneficial ownership of any Shares not set forth on
      Schedule 1(a) hereto.

         (ii) Such Shareholder has sole power of disposition with respect to all of the Existing Shares set forth opposite such Shareholder's name on Schedule 1(a) and sole power to demand dissenter's or appraisal rights, in each case with respect to all of the Existing Shares set forth opposite such Shareholder's name on Schedule 1(a), with no restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

       (b) POWER; BINDING AGREEMENT. Such Shareholder has the legal capacity, power and authority to enter into and perform all of such Shareholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by such Shareholder will not violate any other agreement to which such Shareholder is a party or by which such Shareholder is bound including, without limitation, any trust agreement, voting agreement, shareholders agreement, voting trust, partnership or other agreement. This Agreement has been duly and validly executed and delivered by such Shareholder and constitutes a valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws generally affecting the rights of creditors and subject to general equity principles and by any implied covenant of good faith and fair dealing. There is no beneficiary of or holder of interest in any trust of which a Shareholder is Trustee whose consent is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. If such Shareholder is married and such Shareholder's Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, such Shareholder's spouse, enforceable against such person in accordance with its terms.

       (c) NO CONFLICTS. Except for filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), if applicable, and the expiration or termination of any applicable waiting period thereunder, (A) no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by such Shareholder and the consummation by such Shareholder of the transactions contemplated hereby and (B) neither the execution and delivery of this Agreement by such Shareholder nor the consummation by such Shareholder of the transactions contemplated hereby nor compliance by such Shareholder with any of the provisions hereof shall (x) conflict with or result in any breach of any applicable trust, partnership agreement or other agreements or organizational documents applicable to such Shareholder, (y) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Shareholder is a party or by which such Shareholder or any of such Shareholder's properties or assets may be bound or (z) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to such Shareholder or any of such Shareholder's properties or assets.

       (d) LIENS. Such Shareholder's Shares and the certificates representing such Shares are now and at all times during the term hereof will be held by such Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder or listed on Schedule 1(d).

       (e) BROKERS. No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Shareholder in his or her capacity as such.

       (f) ACKNOWLEDGMENT. Such Shareholder understands and acknowledges that Acquiror is entering into the Merger Agreement in reliance upon such Shareholder's execution and delivery of this Agreement with Acquiror.

     2. CERTAIN COVENANTS OF SHAREHOLDERS. Except in accordance with the terms of this Agreement, each Shareholder hereby severally covenants and agrees as follows:

       (a) NO SOLICITATION. Prior to the termination of the Merger Agreement in accordance with its terms, no Shareholder shall, in its capacity as such, directly or indirectly (including through advisors, agents or other intermediaries), solicit (including by way of furnishing information) or respond to any inquiries or the making of any proposal by any person or entity (other than Acquiror, Acquisition Sub or any affiliate thereof) with respect to the Company that constitutes or could be expected to lead to an Acquisition Proposal (as defined in the Merger Agreement). If any Shareholder in its capacity as such receives any such inquiry or proposal, then such Shareholder shall promptly inform Acquiror in writing of the terms and conditions, if any, of such inquiry or proposal and the identity of the person making it. Each Shareholder, in its capacity as such, will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

       (b) RESTRICTION ON TRANSFER, PROXIES AND NONINTERFERENCE; RESTRICTION ON WITHDRAWAL. Prior to the termination of the Merger Agreement in accordance with its terms, no Shareholder shall, directly or indirectly: (i) except pursuant to the terms of the Merger Agreement and to Acquiror pursuant to this Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, or exercise any discretionary powers to distribute, any or all of such Shareholder's Shares or any interest therein, including any trust income or principal, except in each case to a Permitted Transferee who is or agrees in a writing executed by the Acquiror to become bound by this Agreement; (ii) grant any proxies or powers of attorney with respect to any Shares, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing such Shareholder's obligations under this Agreement. For purposes of the Agreement, "Permitted Transferees" means, with respect to a Shareholder, any of the following persons: (a) the spouse of such Shareholder, provided that at all relevant times of determination such Shareholder is not separated or divorced from, or is not involved in separation or divorce proceedings with, such spouse; (b) the issue of such Shareholder; (c) a trust of which there are no principal beneficiaries other than (i) such Shareholder, (ii) such Shareholder's spouse (provided that at all relevant times of determination such Shareholder is not separated or divorced from, or is not involved in separation or divorce proceedings with, such spouse), or (iii) the issue of such Shareholder; (d) the legal representative of such Shareholder in the event such Shareholder becomes mentally incompetent; and (e) the beneficiaries under (i) the will of such Shareholder or the will of such Shareholder's spouse, or (ii) a trust described in clause
    (c) above.

       (c) WAIVER OF APPRAISAL AND DISSENTER'S RIGHTS. Each Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger that such Shareholder may have. Each Trustee represents that no beneficiary who is a beneficial owner of Shares under any trust has any right of appraisal or right to dissent from the Merger which has not been so waived.

       (d) NO TERMINATION OR CLOSURE OF TRUSTS. Unless, in connection therewith, the Shares held by any trust which are presently subject to the terms of this Agreement are transferred upon termination to one or more Shareholders and remain subject in all respects to the terms of this Agreement, or other Permitted Transferees who upon receipt of such Shares become signatories to this Agreement, the Shareholders who are Trustees shall not take any action to terminate, close or liquidate any such trust and shall take all steps necessary to maintain the existence thereof at least until the termination of the Merger Agreement in accordance with its terms.

       (e) VOTING OF COMPANY STOCK. Each Shareholder hereby agrees that, prior to the termination of the Merger Agreement in accordance with its terms, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of the Company Common Stock, he will appear at the meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) the Shares, except as otherwise agreed to in writing in advance by the Acquiror in its sole discretion, in favor of any business combination with Acquiror and against the following actions: (a) any Acquisition Proposal (as defined in the Merger Agreement) or (b) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by this Agreement or the Merger Agreement. Each Shareholder agrees that he will not enter into any agreement or understanding with any Person the intended or reasonably anticipated effect of which would be inconsistent with or violative of any provision contained in this
    Section 3(e).

       (f) GRANT OF PROXY; APPOINTMENT OF PROXY. Each Shareholder hereby revokes any and all previous proxies granted with respect to the Shares. Prior to the termination of the Merger Agreement in accordance with its terms, each Shareholder hereby irrevocably grants to, and appoints, Acquiror, or any nominee of Acquiror, such Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder, to (1) exercise any rights as a shareholder of the Company, including but not limited to those in connection with calling a special meeting and all matters ancillary there to of shareholders to vote on the Merger or (2) vote the Existing Shares at every annual, special, or adjourned meeting or grant a consent or approval in respect of the Shares in favor of any business combination proposed by Acquiror, and against the following actions (a) any Acquisition Proposal (as defined in the Merger Agreement) or (b) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by this Agreement or the Merger Agreement. Each Shareholder shall have no claim against such proxy and attorney-in-fact, for any action taken, decision made or instruction given by such proxy and attorney-in-fact on accordance with this Agreement or the Merger Agreement. Such proxy is irrevocable and the appointment is coupled with an interest in the Shares.

     3. GENERAL RELEASE.

       (a) In consideration of the Acquiror's consummation of the Merger in accordance with the terms and conditions of the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Shareholder, for himself, herself or itself and each of his, her or its heirs, executors, successors, and assigns (collectively, the "Releasors"), hereby forever releases the Buyer, Acquisition Sub, the Company and each of their respective predecessors, successors, and past and present shareholders or unitholders, directors, officers, employees, agents, and representatives (collectively, the "General Released Parties") from any and all claims, demands and causes of action of every kind and nature whether arising from his, her or its purchase of stock of the Company (pursuant to that certain Subscription Agreement, dated as of September 8, 2000, or otherwise) his or her employment by the Company or otherwise (including, without limitation, claims for damages, costs, expenses and attorneys', brokers' and accountants' fees and expenses), whether known or unknown, suspected or unsuspected, that the Releasors now have or at any time prior to the date of this General Release may have had or could have asserted against any of the General Released Parties (collectively, the "General Released Claims"). Notwithstanding anything to the contrary in this General Release, Releasors are not releasing any of their rights under this Agreement, the Merger Agreement or any agreement executed in connection with the Merger Agreement or any of their rights to indemnification from the Company that exist as of the date hereof with respect to their actions as officers or directors of the Company.

       (b) The Releasors hereby irrevocably agree to refrain from directly or indirectly asserting any claim or demand or commencing (or causing to be commenced) any suit, action, or proceeding of any kind, in any court or before any tribunal, against any General Released Party based upon any General Released Claim.

       (c) The Shareholder has read and understands this General Release, has had the opportunity to consult with an attorney prior to signing it, and voluntarily enters into it with full knowledge of its terms and conditions and that such terms and conditions are binding on him, her or its.

       (d) This Section 3 will be effective upon the effective time of the Merger in the Merger Agreement.

     4. RESIGNATION. Each Shareholder hereby resigns, effective upon the effective time of the Merger, from all such Shareholder's positions with the Company including, without limitation, positions on the board of Directors of the Company and the Governing Board of the Company and all positions as an officer or employee of the Company.

     5. FURTHER ASSURANCES. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary to consummate and make effective the transactions contemplated by this Agreement.

     6. CERTAIN EVENTS. Each Shareholder agrees that this Agreement and the obligations hereunder shall attach to such Shareholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation such Shareholder's heirs, guardians, administrators or successors or as a result of any divorce.

     7. STOP TRANSFER. Each Shareholder agrees with, and covenants to, Acquiror that such Shareholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Shareholder's Shares, unless such transfer is made in compliance with this Agreement.

     8. TERMINATION. The obligations set forth in this Agreement, other than those set forth in Sections 2, 3, 8 and 9, will terminate upon termination of the Merger Agreement in accordance with its terms. The obligations set forth in Section 2 will terminate on the earlier of (i) termination of the Merger Agreement pursuant to Section 8.1(d) therefore and (ii) May 21, 2001.

     9. MISCELLANEOUS.

       (a) ENTIRE AGREEMENT; ASSIGNMENT. This Agreement, together with the Merger Agreement (and the Exhibits and Schedule thereto) (i) constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise without the prior written consent of the other party.

       (b) AMENDMENTS. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto; provided that Schedule 1(a) may be supplemented by Acquiror by adding the name and other relevant information concerning any Shareholder of the Company who is or agrees to be bound by the terms of this Agreement without the agreement of any other party hereto, and thereafter such added Shareholder shall be treated as a "Shareholder" for all purposes of this Agreement.

       (c) NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given; as of the date of delivery, if delivered personally; upon receipt of confirmation, if telecopied or upon the next business day when delivered during normal business hours to an overnight courier service, such as Federal Express, in each case to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice; unless the sending party has knowledge that such notice or other communication hereunder was not received by the intended recipient:

      If to Steve Bostic, Bostic Family Limited Partnership or The Bostic Family Foundation, Inc., to:

              75 Fourteenth Street, #4640
              Atlanta, Georgia 30309

      with a copy to:

              Smith, Gambrell & Russell, LLP
              Promenade II, Suite 3100
              1230 Peachtree Street, N.E.
              Atlanta, Georgia 30309-3592
              Attn: A. Jay Schwartz, Esq.
              Fax: (404) 814-6932

      If to Alice Bostic, to :

              320 Wilderlake Court
              Atlanta, Georgia 30328

      with a copy to:

              _____________________________________
              _____________________________________
              _____________________________________
              _____________________________________

      If to Acquiror:

              Career Education Corporation
              2895 Greenspoint Parkway
              Suite 600
              Hoffman Estates, Illinois 60195
              Attn: Chief Financial Officer
              Fax: (847) 781-3610

      with a copy to:

              Katten Muchin Zavis
              525 West Monroe Street, Suite 1600
              Chicago, IL 60661-3693
              Attn: David J. Kaufman
              Fax: 312/577-8641

    or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

       (d) GOVERNING LAW. The validity, interpretation and effect of this Agreement shall be governed exclusively by the laws of the State of Georgia, without giving effect to the principles of conflict of laws thereof.

       (e) COSTS. The parties will each be solely responsible for and bear all of its own respective expenses, including, without limitation, expenses of legal counsel, accountants, and other advisors, incurred at any time in connection with pursuing or consummating the Agreement and the transactions contemplated thereby.

       (f) ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

       (g) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but both of which shall constitute one and the same Agreement.

       (h) DESCRIPTIVE HEADINGS. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

       (i) SEVERABILITY. If any term or provision of this Agreement or the application thereof to any party or set of circumstances shall, in any jurisdiction and to any extent, be finally held invalid or unenforceable, such term or provision shall only be ineffective as to such jurisdiction, and only to the extent of such invalidity or unenforceability, without invalidating or rendering unenforceable any other terms or provisions of this Agreement under any other circumstances, and the parties shall negotiate in good faith a substitute provision which comes as close as possible to the invalidated or unenforceable term or provision, and which puts each party in a position as nearly comparable as possible to the position it would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

       (j) DEFINITIONS; CONSTRUCTION. For purposes of this Agreement:

         (i) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange
      Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as described in Section 13(d)(3) of the Exchange Act.

         (ii) "Person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

         (iii) In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged. In addition, in the event of any change in the Company's capital stock by reason of stock dividends, stock splits, mergers, consolidations, recapitalizations, combinations, conversions, exchanges of shares, extraordinary or liquidating dividends, or other changes in the corporate or capital structure of the Company which would have the effect of diluting or changing the Acquiror's rights hereunder, the number and kind of shares or securities subject to the Option and the purchase price per Share (but not the total purchase price) shall be appropriately and equitably adjusted so that the Acquiror shall receive upon exercise or the Acquiror Option the number and class of shares or other securities or property that the Acquiror would have received in respect of the Shares purchasable upon exercise of the Acquiror Option if the Acquiror Option had been exercised immediately prior to such event. Each Shareholder shall take such steps in connection with such consolidation, merger, liquidation or other such action as may be necessary to assure that the provisions hereof shall thereafter apply as nearly as possible to any securities or property thereafter deliverable upon exercise of the Acquiror Option.

       (k) SHAREHOLDER CAPACITY. Notwithstanding anything herein to the contrary, no person executing this Agreement who is, or becomes during the term hereof, a director of the Company makes any agreement or understanding herein in his or her capacity as such director, and the agreements set forth herein shall in no way restrict any director in the exercise of his or her fiduciary duties as a director of the Company. Each Shareholder has executed this Agreement solely in his or her capacity as the record or beneficial holder of such Shareholder's Shares or as the trustee of a trust whose beneficiaries are the beneficial owners of such Shareholder's Shares.

                            [signature page follows]

   IN WITNESS WHEREOF, Acquiror and each Shareholder have caused this Agreement to be duly executed as of the day and year first above written.

                                          Career Education Corporation

                                                   /s/ Patrick K. Pesch
                                          By: _________________________________
                                                      Patrick K. Pesch
                                                  Chief Financial Officer

                                          SHAREHOLDERS:

                                                     /s/ S. Bostic
                                          _____________________________________
                                                    R. Steven Bostic

                                                   /s/ Alice Bostic
                                          _____________________________________
                                                      Alice Bostic

                                          Bostic Family Limited Partnership

                                                     /s/ S. Bostic
                                          _____________________________________
                                          By: R. Steven Bostic
                                          Its: General Partner

                                          The Bostic Family Foundation, Inc.

                                                     /s/ S. Bostic
                                          _____________________________________
                                          By: R. Steven Bostic
                                          Its: President

                                 SCHEDULE 1(a)

                                                              Number of Shares
                                                              -----------------
                                                              Class A  Class B
                                                              Common   Common
        Record Holder                                          Stock    Stock
        -------------                                         ------- ---------
R. Steven Bostic............................................. 459,772 3,890,817
Alice Bostic.................................................     N/A 2,866,150
Bostic Family Limited Partnership............................     N/A   602,700
The Bostic Family Foundation, Inc............................  42,000       N/A

                                 SCHEDULE 1(d)

                                     None.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

   Career Education Corporation, a Delaware corporation, is empowered by
Section 145 of the Delaware General Corporation Law, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in the defense of any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director or officer of CEC. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. CEC's Amended and Restated By-Laws provide for indemnification by CEC of its directors and officers to the full extent permitted by the Delaware General Corporation Law. Also, as permitted by the Delaware General Corporation Law, CEC's Amended and Restated Certificate of Incorporation eliminates the personal liability of each of its directors to CEC or its stockholders for monetary damages arising out of or resulting from any breach of such director's fiduciary duty as a director, except where such director breached such director's duty of loyalty to CEC or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, paid an unlawful dividend, approved an unlawful stock purchase or redemption, or obtained an improper personal benefit. CEC has purchased a directors' and officers' liability insurance policy which it is entitled to be reimbursed for certain indemnity payments it is required or permitted to make to its directors and officers.

Item 21. Exhibits and Financial Statement Schedules.

   (a) Exhibits.

 Exhibit
 Number  Description
 ------- -----------
  2.1    Agreement and Plan of Merger, dated as of October 24, 2000, among
         Career Education Corporation, EI Acquisition, Inc. and EduTrek
         International, Inc. (incorporated by reference to Exhibit 99.1 of
         CEC's Current Report on Form 8-K dated October 26, 2000. The schedules and exhibits to the merger agreement are omitted pursuant to Item
         601(b)(2) of Regulation S-K. CEC agrees to furnish supplementally to the SEC, upon request, a copy of any omitted schedule or exhibit.

  3.1    Amended and Restated Certificate of Incorporation of the Registration
         (incorporated by reference to the Exhibit of the same number to the Registrant's Annual Report on Form 10-K for the year ended December
         31, 1997).

  3.2 Amended and Restated Bylaws of the Registrant (incorporated by reference to the Exhibit of the same number to the Registrant's Annual
         Report on Form 10-K for the year ended December 31, 1997).

  4.1    Specimen stock certificate representing CEC's common stock
         (incorporated by reference to Exhibit 4.1 to CEC's Registration
         Statement on Form S-1, as amended, File No. 333-37601, effective as of January 28, 1998).

  5 Opinion of Katten Muchin Zavis as to the legality of the securities being issued.*

  8.1 Form of Opinion of Smith Gambrell & Russell LLP as to certain tax matters.

 10.1 Voting Agreement, dated as of October 24, 2000, by and among the Registrant and the Shareholders (as defined therein)

 21 Subsidiaries of the Registrant (incorporated by reference to the Exhibit of the same number to the Registrant's Annual Report on Form
         10-K for the year ended December 31, 1997).

 23.1 Consent of Katten Muchin Zavis (included in their opinion filed as Exhibit 5.

 23.2 Consent of Smith Gambrell & Russell LLP (included in their opinion filed as Exhibit 8.1).

 23.3    Consent of Arthur Andersen, LLP.

 23.4    Consent of Deloitte & Touche LLP.

 Exhibit
 Number  Description
 ------- -----------
 23.5    Consent of Credit Suisse First Boston Corporation

 23.6    Consent of The Robinson-Humphrey Company, LLC.

 24      Power of Attorney (included on the signature page).

 99.1 Form of proxy card to be used in soliciting the proxy of stockholders for its special meeting.

 99.2    Letter of Transmittal*

--------
*To be filed by amendment

   (b) Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

   (c) The opinion of Credit Suisse First Boston Corporation is included as Annex C to the proxy statement/prospectus contained in this Registration Statement. The opinion of The Robinson-Humphrey Company, LLC is included as Annex B to the proxy statement/prospectus contained in this Registration Statement.

Item 22. Undertakings.

   (1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (2) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

   (3) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (4) That insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (5) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   (6) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1993, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on the 7th day of November, 2000.

                                          Career Education Corporation

                                                    /s/ John M. Larson
                                          By: _________________________________
                                                      John M. Larson
                                             Chairman of the Board, President
                                                         and Chief
                                                     Executive Officer

                               POWER OF ATTORNEY

   Each person whose signature appears below hereby constitutes and appoints John M. Larson and Patrick K. Pesch, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution, to sign on his or her behalf, individually and in each capacity stated below, all amendments and post-effective amendments to this Registration Statement on Form S-4 (including any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 and all amendments thereto) and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as each might or could do in person, hereby ratifying and confirming each act that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities on November 7, 2000.


                 Name                                     Title
                 ----                                     -----

          /s/ John M. Larson           Chairman of the Board, President and Chief
______________________________________  Executive Officer (Principal Executive
            John M. Larson              Officer) and a Director

         /s/ Patrick K. Pesch          Senior Vice President, Chief Financial
______________________________________  Officer, Treasurer and a Director
           Patrick K. Pesch             (Principal Financial and Accounting
                                        Officer)

                                       Director
______________________________________
          Robert E. Dowdell

         /s/ Thomas B. Lally           Director
______________________________________
           Thomas B. Lally

         /s/ Wallace O. Laub           Director
______________________________________
           Wallace O. Laub

          /s/ Keith K. Ogata           Director
______________________________________
            Keith K. Ogata

                                 EXHIBIT INDEX

 Exhibit
 Number                               Description
 -------                              -----------
         Opinion of Katten Muchin Zavis as to the legality of the securities
  5      being issued.*

         Form of Opinion of Smith Gambrell & Russell LLP as to certain tax
  8.1    matters.

 10.1 Voting Agreement, dated as of October 24, 2000, by and among the Registrant and the Shareholders (as defined therein).

         Consent of Katten Muchin Zavis (included in their opinion filed as
 23.1    Exhibit 5).

         Consent of Smith Gambrell & Russell LLP (included in their opinion
 23.2    filed as Exhibit 8.1).

 23.3    Consent of Arthur Andersen, LLP.

 23.4    Consent of Deloitte & Touche LLP.

 23.5    Consent of Credit Suisse First Boston Corporation.

 23.6    Consent of The Robinson-Humphrey Company, LLC.

 24      Power of Attorney (included on the signature page).

         Form of proxy card to be used in soliciting the proxy of shareholders
 99.1    for its special meeting.

 99.2    Letter of Transmittal.*

--------
*To be filed by amendment.